Form 10KSB40, Exhibit 13
period 1997-12-31
DENMARK BANCSHARES INC
filed 1998-03-30
CIK 885531

DENMARK BANCSHARES, INC.
                                   EXHIBIT (13.1)
                            ANNUAL REPORT TO SHAREHOLDERS
                        FOR THE YEAR ENDED DECEMBER 31, 1997


                           Denmark Bancshares, Inc.
                              1997 AnnualReport


                                  TABLE OF CONTENTS

   Graphic Presentation of Selected Financial Data  ...........2
   Selected Financial Data  ...................................3
   President's Letter  ........................................4
   Independent Auditors' Report  ..............................4
   Consolidated Financial Statements  .........................5
   Notes to Consolidated Financial Statements  ................9
   Management's Discussion and Analysis  ......................22
   Quarterly Financial Information  ...........................36



Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Company's subsidiary bank, offers five full service banking offices located in the Villages of Denmark, Maribel, Reedsville, and Whitelaw, and the Town of Bellevue, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

                GRAPHIC PRESENTATION OF SELECTED FINANCIAL DATA
(Tabular representation of graphs for electronic filing)
                                 1993    1994     1995     1996      1997
                              -------- ------- -------- --------  --------
Net Income                     $2,115  $2,182   $2,083   $2,380    $2,551
Net Income Per Share            38.38   39.49    37.83    43.26     46.44
Dividends Per Share              7.75    8.75     9.75    10.75     11.75
Book Value Per Share           380.97  408.28   439.65   471.39    505.50
Average Total Loans           133,511 135,032  150,181  162,850   185,281
Average Total Assets          167,725 169,886  184,970  199,367   228,174
Average Total Deposits        131,185 130,501  135,644  144,254   162,838
Average Stockholders' Equity   20,089  21,846   23,271   25,064    26,935

Dollars in thousands except per share data.

                               SELECTED FINANCIAL DATA

                                      Year Ended December 31,
                             -----------------------------------------------
                             1997        1996      1995      1994      1993
                          ---------  --------- ---------  --------- --------
INCOME STATEMENT DATA
Interest income             $18,463    $16,073   $14,882    $12,828  $13,337
Interest expense              9,543      8,152     7,639      5,401    5,810
                          ---------  --------- ---------  --------- --------
  Net interest income        $8,920     $7,921    $7,243     $7,427   $7,527
Less:  Provision for
     possible loan losses       351        210       200        493      631
                          ---------  --------- ---------  --------- --------
  Net income after provision
   provision for
   for possible
   credit losses             $8,569     $7,711    $7,043     $6,934   $6,896
                          ---------  --------- ---------  --------- --------

Plus:  Noninterest income      $819       $589      $568       $625     $594
Less:  Noninterest expense    5,917      5,073     4,933      4,851    4,596
    Net noninterest expense $(5,098)   $(4,484)  $(4,365)   $(4,226) $(4,002)
                          ---------  --------- ---------  --------- --------
Income before income taxes   $3,471     $3,227    $2,678     $2,708   $2,894
Income tax expense              920        847       595        526      779
                          ---------  --------- ---------  --------- --------
  Net income                 $2,551     $2,380    $2,083     $2,182   $2,115
                          ========= ========== =========  ========= ========

PER SHARE DATA (1)
  Net income                 $46.44     $43.26    $37.83     $39.49   $38.38
  Cash dividends declared     11.75      10.75      9.75       8.75     7.75
  Book value (year end)      505.50     471.39    439.65     408.28   380.97

BALANCE SHEET DATA
Average balances:
 Total loans               $185,281   $162,850  $150,181   $135,032  $133,511
 Allowance for possible
 credit losses                2,669      2,414     2,204      1,972     1,533
 Investment securities       30,345     26,328    25,128     25,567    23,474
 Assets                     228,174    199,367   184,970    169,886   167,725
 Deposits                   162,838    144,254   135,644    130,501   131,185
 Other borrowed funds (2)    36,557     28,408    24,538     16,254    15,025
 Stockholders' equity        26,935     25,064    23,271     21,846    20,089

FINANCIAL RATIOS
 Return on average equity     9.47%      9.49%     8.95%      9.99%    10.53%
 Return on average assets     1.12%      1.19%     1.13%      1.28%     1.26%
 Net interest spread          3.28%      3.29%     3.24%      3.93%     4.10%

 Average equity to
 average assets              11.80%     12.57%    12.58%     12.86%    11.98%

 Total capital to assets (3) 12.01%     13.14%    13.31%     13.61%    12.83%
 Allowance for credit
 losses to loans (year end)   1.42%      1.43%     1.49%      1.45%     1.27%
 Allowance for credit losses
 to nonaccrual loans
  (year end)                 60.54%     75.66%   198.36%    104.72%    92.39%

Dollars in thousands except per share data and financial ratios.
(1)  Adjusted to reflect 2-for-1 stock split effective July 1, 1997.
(2) Includes federal funds purchased, securities sold under repurchase agreements and notes payable.
(3) Consists of stockholders' equity plus allowance for possible credit losses divided by total assets plus allowance for possible credit losses at the end of the period.

                                 PRESIDENT'S LETTER

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 1997 Annual Report of Denmark Bancshares, Inc. Your Bank enjoyed another successful year and once again attained strong growth in deposits and assets, as well as stockholders' equity.

Our semi-annual dividend of $6.00 per share to shareholders of record December 9, 1997, payable January 2, 1998, represented a 4 1/4% increase over the last semi-annual dividend and a 9% increase over the dividend paid in January 1997, adjusted for the stock split.

On behalf of your independent and locally owned Bank, I would like to recognize with gratitude the leadership of our directors, the support of our shareholders and customers, and finally the loyalty, hard work and dedication of our employees. As we go forward, we will strive to earn your continued confidence.

We ask that you continue to recommend our services to your friends, relatives and business associates.

Sincerely,

(signature of Darrell R. Lemmens)

Darrell R. Lemmens
Chairman of the Board


                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 1997, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

WILLIAMS, YOUNG & ASSOCIATES, LLC

(Signature of Williams, Young & Associates, LLC)

Madison, Wisconsin
February 19, 1998

                   CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                 As of December 31,
                                    ASSETS
Assets                                    1997          1996          1995
                                     -------------  ------------  ------------
 Cash and due from banks               $7,019,405    $6,063,954    $5,464,693
 Federal funds sold                     7,112,000       937,000     6,900,000
 Investment Securities
 Available-for-sale, at fair value     14,686,550    10,952,446     9,330,453
 Held-to-maturity, at cost             17,139,353    17,667,237    16,319,946
                                     -------------  ------------  ------------
       Total Investment Securities    $31,825,903   $28,619,683   $25,650,399
 Loans less allowance for credit
 losses of $2,825,921, $2,506,728
 and $2,319,101, respectively         196,733,051   172,707,710   153,752,933
 Premises and equipment, net            3,277,168     2,960,537     3,038,274
 Accrued interest receivable            1,388,253     1,153,231     1,121,017
 Other assets                           4,318,200     1,272,161       949,629
                                     ------------- ------------  ------------
          TOTAL ASSETS               $251,673,980  $213,714,276  $196,876,945
                                     ============= ============  ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
 Deposits
  Non-interest bearing                $19,494,350   $16,077,828   $15,077,825
  Interest bearing                    169,634,759   134,338,874   129,739,944
                                     -------------  ------------  ------------
       Total Deposits                $189,129,109  $150,416,702  $144,817,769

 Short-term borrowings                 26,095,553    29,230,750    23,363,195
 Accrued interest payable               1,419,470       929,674       898,162
 Other liabilities                        614,076       542,426       544,737
 Long-term borrowings                   6,676,698     6,681,587     3,063,000
                                     -------------  ------------  ------------
       Total Liabilities             $223,934,906  $187,801,139  $172,686,863
                                     -------------  ------------  ------------

Stockholders' Equity
 Common stock, no par value, authorized
  320,000 shares; issued 54,875, 54,972
  and 55,022 shares, excludes 465 shares
  in treasury in 1997, 368 shares in
  1996 and 318 shares in 1995         $10,100,237   $10,168,433   $10,196,720
 Paid in capital                           37,384        37,384        37,203
 Retained earnings                     17,653,233    15,747,969    13,959,598
 Unrealized (loss) on securities
  available-for-sale, net of
  applicable deferred tax benefit         (51,780)      (40,649)       (3,439)
                                     -------------  ------------  ------------
      Total Stockholders' Equity      $27,739,074   $25,913,137   $24,190,082
                                     -------------  ------------  ------------
          TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY      $251,673,980  $213,714,276  $196,876,945
                                     ============= ============  ============

The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED STATEMENTS OF INCOME
                           For the Years Ended December 31,
                                        1997          1996         1995
                                    -----------   ------------  ----------
Interest Income
 Loans including fees               $16,208,761   $14,132,315  $12,964,516
 Investment securities:
  Taxable                               795,005       572,214      485,189
  Exempt from federal tax             1,274,558     1,224,226    1,297,257
 Interest on federal funds sold         184,817       143,674      134,953
                                    -----------   ------------  ----------
                                    $18,463,141   $16,072,429  $14,881,915
Interest Expense
  Deposits                           $7,359,474    $6,747,187   $6,042,092
  Federal funds purchased,
  securities sold under repurchase
  agreements and notes payable        2,183,286     1,680,520    1,596,667
                                    -----------   ------------  ----------
                                     $9,542,760    $8,151,707   $7,638,759
                                    -----------   ------------  ----------
  Net interest income                $8,920,381    $7,920,722   $7,243,156
Provision for Credit Losses             351,000       210,000      200,000
                                    -----------   ------------  ----------
  Net interest income after
    provision for credit losses      $8,569,381    $7,710,722   $7,043,156
                                    -----------   ------------  ----------
Other Income
 Service fees and commissions          $668,124      $511,794     $421,511
 Investment security (losses)                 0       (58,389)           0
 Other                                  150,738       135,830      146,828
                                    -----------   ------------  ----------
                                       $818,862      $589,235     $568,339
Other Expense
 Salaries and employee benefits      $3,663,764    $3,211,702   $2,979,821
 Occupancy expenses                     588,154       569,641      539,923
 Data processing expenses               319,806       272,410      257,195
 Other operating expenses             1,345,968     1,019,882    1,156,358
                                    -----------   ------------  ----------
                                     $5,917,692    $5,073,635   $4,933,297
                                    -----------   ------------  ----------
  Income before income taxes         $3,470,551    $3,226,322   $2,678,198
  Income tax expense                    919,982       846,757      594,925
                                    -----------   ------------  ----------
  NET INCOME                         $2,550,569    $2,379,565   $2,083,273
                                    ===========   ============  ==========
  NET INCOME PER COMMON SHARE            $46.44        $43.26       $37.83
                                    ===========   ============  ==========

The accompanying notes are an integral part of these financial statements.

                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    For the Years Ended December 31, 1997, 1996 and 1995
                                   Common Stock
                                   -------------                                    Unrealized
                                                                                     (Loss) on
                                                                                    Securities
                                                             Paid in     Retained    Available-
                                    Shares       Amount       Capital    Earnings    for-Sale      Total
                                  ---------   -------------  ---------  ----------- ----------- -----------
Balance, December 31, 1994          55,340     $10,336,295   $37,203   $12,412,971  $(192,552)  $22,593,917
 Net income                                                              2,083,273                2,083,273
 Cash dividends, $9.75 per share                                          (536,646)                (536,646)
 Treasury stock acquisitions          (338)       (149,125)                                        (149,125)
 Treasury stock sales                   20           9,550                                            9,550
 Net change in unrealized (loss)
  on securities available-for-sale,
  net of applicable deferred income
  tax liability of $86,224                                                            189,113       189,113
                                    ------     -----------   -------   ----------   ---------   ------------
Balance, December 31, 1995          55,022     $10,196,720   $37,203   $13,959,598    $(3,439)  $24,190,082
 Net income                                                              2,379,565                2,379,565
 Cash dividends, $10.75 per share                                         (591,194)                (591,194)
 Treasury stock acquisitions           (70)        (38,216)                                         (38,216)
 Treasury stock sales                   20           9,929       181                                 10,110
 Net change in unrealized (loss)
  on securities available-for-sale,
  net of applicable deferred income
  tax benefit of $31,104                                                              (37,210)      (37,210)
                                    ------     -----------   -------   ----------   ---------   ------------
Balance, December 31, 1996          54,972     $10,168,433   $37,384   $15,747,969   $(40,649)  $25,913,137
 Net income                                                              2,550,569                2,550,569
 Cash dividends, $11.75 per share                                         (645,305)                (645,305)
 Treasury stock acquisitions           (97)        (68,196)                                         (68,196)
 Net change in unrealized (loss)
  on securities available-for-sale,
  net of applicable deferred income
  tax benefit of $3,113                                                               (11,131)      (11,131)
                                    ------     -----------   --------  -----------  ----------  ------------
BALANCE, DECEMBER 31, 1997          54,875     $10,100,237   $37,384   $17,653,233   $(51,780)  $27,739,074
                                    ======     ===========   ========  ============ ==========  ===========

The accompanying notes are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                          For the Years Ended December 31,

                                          1997          1996          1995
                                      -----------    -----------  ------------
Cash Flows from Operating Activities:
 Net income                            $2,550,569     $2,379,565   $2,083,273
 Adjustments to reconcile net income
 to net cash provided by operating activities:
      Depreciation                        321,966        292,417      278,610
      Provision for credit losses         351,000        210,000      200,000
      Amortization of intangibles         102,989         11,056        8,220
      Loss on sale of other real estate         0          7,909            0
      Loss on sales of investments              0         58,389            0
      Amortization of bond premium         57,711         37,741       61,902
      Accretion of bond discount         (629,379)      (561,948)    (527,905)
      Increase in interest receivable    (235,022)       (32,214)    (206,703)
      Increase in interest payable        489,796         31,512      215,395
      Other, net (net of acquisition
      of branch)                         (425,933)      (112,036)     (24,603)
                                      ------------   ------------  ------------
Net Cash Provided by Operating
Activities                             $2,583,697     $2,322,391   $2,088,189
                                      ------------   ------------  ------------
Cash Flows from Investing Activities:
 Maturities of held-to-maturity
 securities                            $1,222,807       $493,445   $2,288,687
 Maturities and sales of
 available-for-sale securities          2,511,201      3,649,278    1,348,963
 Purchase of held-to-maturity
 securities                              (180,000)    (1,406,724)           0
 Purchase of available-for-sale
 securities                            (6,202,804)    (5,307,779)  (3,149,183)
 Net cash received from acquisition
 of branch bank                        13,786,977              0            0
 Purchase of an insurance agency                0       (220,000)           0
 Federal funds sold, net               (6,175,000)     5,963,000   (4,625,000)
 Sale of other real estate                      0         77,091            0
 Net increase in loans made to
 customers (net of acquisition of
 branch)                              (22,066,629)   (19,249,777) (12,882,960)
 Capital expenditures (net of
 acquisition of branch)                  (331,347)      (214,680)    (154,723)
                                      ------------   ------------  ------------
  Net Cash (Used) by Investing
  Activities                         $(17,434,795)  $(16,216,146)$(17,174,216)
                                      ------------   ------------  ------------
Cash Flows from Financing Activities:
 Net increase in deposits (net of
 acquisition of branch)               $19,633,264     $5,598,933   $7,817,392
 Purchase of treasury stock               (68,196)       (38,216)    (149,125)
 Sale of treasury stock                         0         10,110        9,550
 Dividends paid                          (618,433)      (563,953)    (510,527)
 Debt proceeds                         24,745,411     38,764,142   22,630,938
 Debt repayments                      (27,885,497)   (29,278,000) (14,689,910)
                                     ------------   ------------  ------------
   Net Cash Provided by Financing
   Activities                         $15,806,549    $14,493,016  $15,108,318
                                     ------------   ------------  ------------
 Net increase in cash and cash
 equivalents                             $955,451       $599,261      $22,291
 Cash and cash equivalents,
 beginning                              6,063,954      5,464,693    5,442,402
                                     ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, ENDING      $7,019,405     $6,063,954   $5,464,693
                                     ============   ============   ============
Noncash Investing Activities:

 Loans transferred to foreclosed
 properties                                    $0        $85,000      $38,938
                                     ============   ============   ============
 Total increase (decrease) in
 unrealized loss on securities
  available-for-sale                      $14,244        $68,315    $(275,337)
                                     ============   ============   ============
The accompanying notes are an integral part of these financial statements.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DENMARK BANCSHARES, INC.
DECEMBER 31, 1997, 1996 AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of the Company's assets are held by Denmark State Bank.

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

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

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

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. As a result of the adjustment from amortized cost to fair value, stockholders' equity, net of applicable deferred income taxes, decreased by $51,780, $40,649 and $3,439 as of December 31, 1997, 1996 and 1995, respectively. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

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

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,051,592, $929,850 and $672,714 and interest paid was $9,061,432, $8,130,209 and $7,435,059 for the years ended December 31, 1997, 1996 and 1995, respectively.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with FAS 109.

Treasury Stock

Treasury stock is shown at cost, and consists of 465, 368 and 318 shares, with a cost of $236,058, $167,861 and $139,575 as of December 31, 1997, 1996
and 1995, respectively.

Stock Split

In March 1997, the Board of Directors authorized a two-for-one common stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on June 17, 1997, payable on July 1, 1997. Accordingly, outstanding shares of common stock were increased from 27,482 to 54,964 shares. Since the common stock has no par value, there was no increase in the common stock account. References in the consolidated financial statements and notes with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year.

NOTE 2 - COMPENSATING CASH BALANCES
As compensation for check clearing and other correspondent services, compensating balances of $1,086,000 were required to be maintained by the Company's subsidiaries with correspondent banks at December 31, 1997.

NOTE 3 - INVESTMENT SECURITIES
The amortized cost and estimated fair value of securities available-for-sale were as follows:
                                        December 31, 1997
                         -----------------------------------------------
                                      Unrealized Unrealized  Estimated
                           Amortized     Gross     Gross        Fair
                              Cost       Gains    (Losses)      Value
                          -----------  --------  ----------  -----------
 U.S. Government
 agencies                  $2,743,758        $0   $(79,504)   $2,664,254
 Mortgage-backed
 securities                10,688,122    34,820    (32,803)   10,690,139
 Other securities           1,332,157         0          0     1,332,157
                          -----------  --------  ----------  -----------
                          $14,764,037   $34,820  $(112,307)  $14,686,550
                          ===========  ========  ==========  ===========

                                         December 31, 1996
                         -----------------------------------------------
                                      Unrealized Unrealized  Estimated
                           Amortized     Gross     Gross        Fair
                              Cost       Gains    (Losses)      Value
                          -----------  --------  ----------  -----------
 U.S. Government
 agencies                 $2,121,158         $0   $(41,455)   $2,079,703
 Mortgage-backed
 securities                7,441,853      7,553    (29,341)    7,420,065
 Other securities          1,452,678          0          0     1,452,678
                          -----------  --------  ----------  -----------
                         $11,015,689     $7,553   $(70,796)  $10,952,446
                          ===========  ========  ==========  ===========

                                        December 31, 1995
                         -----------------------------------------------
                                      Unrealized Unrealized  Estimated
                           Amortized     Gross     Gross        Fair
                              Cost       Gains    (Losses)      Value
                          -----------  --------  ----------  -----------

 U.S. Government
 agencies                  $2,070,744   $53,310         $0    $2,124,054
 Mortgage-backed
 securities                 5,386,663    14,356    (40,439)    5,360,580
 Other securities           1,867,974         0    (22,155)    1,845,819
                          -----------  --------  ----------  -----------
                           $9,325,381   $67,666   $(62,594)   $9,330,453
                          ===========  ========  ==========  ===========

The amortized cost and estimated fair value of securities held-to-maturity were as follows:
                                          December 31, 1997
                         -----------------------------------------------
                                      Unrealized Unrealized   Estimated
                           Amortized     Gross     Gross        Fair
                              Cost       Gains    (Losses)      Value
                          -----------  --------  ----------  -----------
 State and local
   governments           $17,139,353  $1,684,339         $0   $18,823,692
                          -----------  ---------  ----------  -----------
                         $17,139,353  $1,684,339         $0   $18,823,692
                          ===========  =========  ==========  ===========

                                          December 31, 1996
                         -----------------------------------------------
                                      Unrealized Unrealized   Estimated
                           Amortized     Gross     Gross        Fair
                              Cost       Gains    (Losses)      Value
                          -----------  ----------  ----------  -----------
 State and local
   governments            $17,667,237  $1,597,100   $(22,822) $19,241,515
                          -----------  ----------  ----------  -----------
                          $17,667,237  $1,597,100   $(22,822) $19,241,515
                          ===========  ==========  ==========  ===========

                                          December 31, 1995
                         -----------------------------------------------
                                      Unrealized Unrealized  Estimated
                           Amortized     Gross     Gross        Fair
                              Cost       Gains    (Losses)      Value
                          -----------  --------  ----------  -----------
 State and local
   governments           $16,319,946  $1,744,038  $(29,478)  $18,034,506
                          -----------  --------  ----------  -----------
                         $16,319,946  $1,744,038  $(29,478)  $18,034,506
                          ===========  ========  ==========  ===========

The amortized cost and estimated fair values of securities at December 31, 1997, by maturity were as follows:

                                 Securities                 Securities
                             Available-for-Sale         Held-to-Maturity
                          ----------------------------  --------------------
                                        Estimated                  Estimated
                           Amortized      Fair       Amortized       Fair
 Amounts Maturing             Cost        Value         Cost         Value
-----------------------    ----------  -----------  -----------  -----------
  Within one year          $3,378,571   $3,298,451     $371,112     $386,920
  From one through five
  years                     7,198,878    7,182,165    6,108,744    6,827,137
  From five through ten
  years                     2,579,008    2,597,270    6,816,514    7,394,355
  After ten years             275,423      276,507    3,842,983    4,215,280
  Other securities (no
  stated maturity)          1,332,157    1,332,157            0            0
                           ----------  -----------  -----------  -----------
                          $14,764,037  $14,686,550  $17,139,353  $18,823,692
                           ==========  ===========  ===========  ===========

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities.

No securities were sold during 1997 or 1995. During 1996, available-for-sale securities were sold for total proceeds of $1,868,929. The gross realized gains and gross realized losses amounted to $259 and $58,648 in 1996.

In 1995, U.S. Government agencies and U.S. Government mortgage-backed securities with an amortized cost of $3,143,704 were transferred from held-to-maturity to available-for-sale. The transfers from held-to-maturity to available-for-sale were made in accordance with the guidelines provided by the Financial Accounting Standards Board for a one-time reclassification of securities. The securities had an unrealized gain of $42,124.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for mortgage-backed securities issued by U.S. Government agencies and corporations.

Investment securities with an amortized cost of $624,958 and estimated fair value of $623,807, at December 31, 1997, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law.

NOTE 4 - LOANS
Major categories of loans included in the loan portfolio are as follows:

                                                  December 31,
                                   -----------------------------------------
                                        1997          1996          1995
                                   ------------- ------------- -------------
  Commercial:
   Agricultural                      $27,251,588   $24,494,999   $21,680,676
   Other                              26,651,300    21,404,746    19,513,517
                                   ------------- ------------- -------------
                                     $53,902,888   $45,899,745   $41,194,193
                                   ------------- ------------- -------------
  Real estate:
   Agricultural                      $18,227,821   $16,441,788   $15,062,096
   Commercial                         35,787,187    33,058,518    26,838,176
   Residential                        74,361,516    64,669,525    59,186,926
                                   ------------- ------------- -------------
                                    $128,376,524  $114,169,831  $101,087,198
                                   ------------- ------------- -------------

  Installment                        $16,623,280   $14,590,185   $13,301,405
                                   ------------- ------------- -------------

  Unsecured loans                       $656,280      $554,677      $489,238
                                   ------------- ------------- -------------

   Total loans receivable           $199,558,972  $175,214,438  $156,072,034
  Allowance for credit losses         (2,825,921)   (2,506,728)   (2,319,101)
                                   ------------- ------------- -------------
   NET LOANS RECEIVABLE             $196,733,051  $172,707,710  $153,752,933
                                   ============= ============= =============

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 1997, are as follows:

                                     Within   One-five    After
      (In thousands)                One Year   Years  Five Years  Total
                                    --------- ------- --------- --------
      Commercial and installment     $54,701  $15,295    $530    $70,526
      Real estate                    108,790   18,279   1,308    128,377
                                    --------- ------- --------- --------
       TOTAL                        $163,491  $33,574  $1,838   $198,903
                                    ========= ======= ========= ========

At December 31, 1997, loans with a maturity greater than one year with a variable interest rate totaled $413,761.

Nonaccrual loans totaled $4,667,707, $3,313,363 and $1,169,136 at December 31, 1997, 1996 and 1995, respectively. The reduction in interest income associated with nonaccrual loans is as follows:

                                            Year Ended December 31,
                                        ----------------------------------
                                          1997        1996        1995
                                        --------- ----------- ------------
      Income in accordance with
           original loan terms          $503,313    $302,466     $192,250
      Income recognized                 (459,611)   (197,091)    (196,453)
                                        --------- ----------- ------------
       REDUCTION (INCREASE) IN
       INTEREST INCOME                   $43,702    $105,375      $(4,203)
                                        ========= =========== ============

Information concerning the Company's investment in impaired loans is as follows:
                                            Year Ended December 31,
                                        ----------------------------------
                                          1997        1996        1995
                                        --------- ----------- ------------
    Total investment in impaired
    loans                             $3,425,149    $2,493,985    $821,561
    Loans not requiring an allowance   2,717,153     1,535,628     456,254
    Loans requiring a related
    allowance                            707,996       958,357     365,307
    Related allowance                   (106,505)     (129,217)   (131,877)
    Average investment in impaired
    loans during the year              3,495,193     2,272,191   1,224,260
    Interest income recognized on a
    cash basis                           299,628       137,762     118,891

Changes in the allowance for credit losses were as follows:

                                            Year Ended December 31,
                                        ----------------------------------
                                          1997        1996        1995
                                        --------- ----------- ------------
     Balance - beginning of year       $2,506,728  $2,319,101  $2,079,007
     Charge-offs                          (60,582)    (56,199)   (129,013)
     Recoveries                            28,775      33,826     169,107
     Provision charged to operations      351,000     210,000     200,000
                                        --------- ----------- ------------
      BALANCE - END OF YEAR            $2,825,921  $2,506,728  $2,319,101
                                        ========= =========== ============

NOTE 5 - PREMISES AND EQUIPMENT
Premises and equipment are summarized as follows:

                                                  December 31,
                                        ----------------------------------
                                          1997         1996        1995
                                       ---------- ----------- ------------
    Land                                $508,220     $479,755     $416,327
    Buildings and improvements         3,188,505    2,845,622    2,839,486
    Furniture and fixtures             2,273,820    2,111,525    1,991,155
                                       ---------- ----------- ------------
                                      $5,970,545   $5,436,902   $5,246,968
    Less:  Accumulated depreciation   (2,693,377)  (2,476,365)  (2,208,694)
                                       ---------- ----------- ------------
     NET                              $3,277,168   $2,960,537   $3,038,274
                                       ========== =========== ============

NOTE 6 - INTEREST-BEARING DEPOSITS
Interest-bearing deposits consisted of the following:

                                                  December 31,
                                        ----------------------------------
                                          1997         1996        1995
                                     -----------  ------------  -------------
  NOW accounts                      $10,394,916     $9,590,972     $9,345,126
  Savings accounts                   17,035,713     16,179,148     16,908,964
  Money market accounts              40,450,756     29,104,066     25,775,384
  Certificates of deposit            81,309,850     62,376,451     60,672,654
  Time deposit open accounts         20,443,524     17,088,237     17,037,816
                                     -----------  ------------  -------------
   TOTAL                           $169,634,759   $134,338,874   $129,739,944
                                    ============  ============  =============

The following table shows the maturity distribution of certificates of deposit and time deposit open accounts:
                                                 December 31,
                                           ---------------------------
        (In thousands)                       1997       1996     1995
                                           --------- -------- --------
        Within one year                      $76,050  $39,595  $56,903
        One to two years                      21,920   36,700   15,473
        Two to three years                     2,345    2,289    3,999
        Three to four years                      744      645      974
        Over four years                          694      236      361
                                           --------- -------- --------
          TOTAL                             $101,753  $79,465  $77,710
                                           ========= ======== ========

Certificates of deposit and time deposit open accounts issued in amounts of $100,000 or more totaled $22,448,045, $13,493,887 and $12,327,501, at December
31, 1997, 1996 and 1995, respectively.

NOTE 7 - INCOME TAXES
The provision for income taxes in the consolidated statement of income is as follows:

             (In thousands)                     1997     1996   1995
                                            ---------- ------- -------
             Current:     Federal                $865    $774   $541
                          State                   206     189    127
                                            ---------- ------- -------
                                               $1,071    $963   $668
                                            ---------- ------- -------
             Deferred:    Federal               $(117)   $(91)  $(62)
                          State                   (34)    (25)   (11)
                                            ---------- ------- -------
                                                $(151)  $(116)  $(73)
                                            ---------- ------- -------
             TOTAL PROVISION FOR INCOME
             TAXES                                $920   $847   $595
                                            ========== ======= =======

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

                                      1997          1996          1995
                                  ------- ----- ------- ----- ------- ----
      (In thousands)              Amount   %    Amount    %   Amount   %
                                  ------- ----- ------- ----- ------- ----
      Tax at statutory federal
      income tax rate             $1,180   34%  $1,097   34%    $911   34%
      Increase (decrease) in tax
      resulting  from:
         Tax-exempt income          (388) (11)    (374) (12)    (394) (15)
         State income tax, net of
              federal tax benefit    113    3      109    3       77    3
         Other, net                   15    1       15    1        1    0
                                  ------- ----- ------- ----- ------- ----
 APPLICABLE INCOME TAXES            $920   27%    $847   26%    $595   22%
                                  ======= ===== ======= ===== ======= =====

The net deferred tax asset in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:
            (In thousands)                  1997    1996    1995
                                          -------  ------ -------
            Deferred tax assets:
             Allowance for credit losses   $1,039    $896    $824
             Unrealized losses on
             available-for-sale securities     25      23       0
             State tax net operating loss
               carryforward                    87      88      88
             Interest receivable on
               nonaccrual loans                79      61      18
             Other                             22      25      15
                                          -------  ------ -------
              Gross deferred tax assets    $1,252  $1,093    $945
              Valuation allowance             (87)    (88)    (88)
                                          -------  ------ -------
                Total deferred tax assets  $1,165  $1,005    $857
                                          -------  ------ -------
             Accumulated depreciation on
             fixed assets                    $134    $156    $162
             State income taxes                65      54      44
             Unrealized gains on
             securities available-for-sale      0       0       8
             Accretion                         46      28       7
                                          -------  ------ -------
   Total deferred tax liabilities            $245    $238    $221
                                          -------  ------ -------
              NET DEFERRED TAX ASSET         $920    $767    $636
                                          =======  ====== =======

NOTE 8 - SHORT-TERM BORROWINGS
                                                  December 31,
                                     --------------------------------------
                                         1997          1996        1995
                                     ------------ ------------ ------------
   Notes payable                      $22,791,248  $25,839,963 $23,309,938
   U.S. Treasury demand notes             300,000      278,874      53,257
   Current maturities of long-term
   borrowings                           3,004,305    3,111,913           0
                                     ------------ ------------ ------------
     TOTAL SHORT-TERM BORROWINGS      $26,095,553  $29,230,750 $23,363,195
                                     ============ ============ ============

As of December 31, 1997, the Company had $12,208,752 of unused lines of credit with banks to be drawn upon as needed. Notes payable are secured by agricultural loans and have a variable interest rate of 6.05% at December 31, 1997.

NOTE 9 - LONG-TERM BORROWINGS
                                                  December 31,
                                     --------------------------------------
                                         1997          1996        1995
                                     ------------ ------------ ------------
  Note dated in 1997, with Federal
   Home Loan Bank of Chicago, monthly
   interest due at an annual rate of
   5.96%, principal due and payable
   December 30, 2002.                 $3,000,000           $0          $0

  Note dated in 1996, with Federal
   Home Loan Bank of Chicago, monthly
   interest due at an annual rate of
   5.94%, principal due and payable
   March 18, 1998.                     3,000,000    3,000,000           0

  Note dated in 1996, with Federal
   Home Loan Bank of Chicago, monthly
   interest due at an annual rate of
   6.02%, principal due and payable
   December 27, 1999.                  2,200,000    2,200,000           0

  Note dated in 1996, with Federal
   Home Loan Bank of Chicago, monthly
   interest due at an annual rate of
   6.51%, principal payments in the
   amounts of $94,000, $79,000, $83,000
   and $1,118,500 due and payable
   December 27, 2003, 2007, 2010 and
   2011, respectively.                 1,374,500    1,374,500           0

  Note dated in 1996, interest rate of
   8%, principal payment in the amount
   of $20,000 due January 2, 1997.
   Remaining balance due in eleven
   installments of $3,500 through 1997,
   then monthly installments of $1,092
   through 2011.                         106,503      156,000           0

  Note dated in 1995, with Federal
   Home Loan Bank of Chicago, monthly
   interest due at an annual rate of
   6.04%, principal due and payable
   July 20, 1997.                              0    3,000,000   3,000,000

  Note dated in 1992, with AgriBank, FCB,
   quarterly interest due at an annual
   rate of 6.30%, principal due and
   payable September 22, 1997.                 0       63,000      63,000
                                     ------------ ------------ ------------
                                      $9,681,003   $9,793,500  $3,063,000
   Less current maturities             3,004,305    3,111,913           0
                                     ------------ ------------ ------------
     TOTAL LONG-TERM BORROWINGS       $6,676,698   $6,681,587  $3,063,000
                                     ============ ============ ============

The notes payable to AgriBank, FCB and Federal Home Loan Bank of Chicago are secured by agricultural loans and residential mortgages, respectively. Long-term debt has aggregate maturities for the five years 1998 through 2002 as follows: $3,004,305 in 1998, $2,204,662 in 1999, $5,049 in 2000, $5,468 in
2001 and $3,005,922 in 2002.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan and a money purchase pension plan. The plans essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

    * Participating employees may annually contribute up to 10% of their compensation.
    * The Company will contribute 50% of each employee contribution up to a maximum Company contribution of 2%. Employee contributions above 4% do not receive any matching contribution.
    * The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 1997, 1996 and 1995.

In addition, the money purchase plan generally provides for employer contributions of 4% of each participant's compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $275,509, $244,433 and $237,373 for the years 1997, 1996 and 1995, respectively.

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

The exposure of the Company and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Company and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. The Company and its subsidiaries require collateral or other security to support financial instruments with credit risk.
                                                Contract or
        (In thousands)                         Notional Amount     Secured
                                            December 31, 1997      Portion
                                           --------------------  ----------
Financial instruments whose contract
 amounts represent credit risk:
  Commitments to extend credit                        $16,583      $12,163
  Standby letters of credit and financial
  guarantees written                                      914          914

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

NOTE 12 - RELATED PARTY TRANSACTIONS
At December 31, 1997, 1996 and 1995 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers. Other changes reflects the sale of participated loans, the release of a guarantee by an insider and the deletion of an insider.

                            December 31,                   1997
                           ---------------- -------------------------------
                                             New            Other    Ending
  (In thousands)            1995      1996  Loans Payments Changes  Balance
                           -------- ------- ----- -------- -------- -------
  Aggregate related
  party loans              $1,503    $1,415  $349   $(169)   $(235)  $1,360
                           ======== ======= ====== ======= ======== =======

NOTE 13 - PARENT COMPANY ONLY INFORMATION
Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 1997, 1996 and 1995. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

                           DENMARK BANCSHARES, INC.
                       Statements of Financial Condition

                                                 December 31,
                                         ---------------------------
          (In thousands)                    1997      1996     1995
                                        --------- --------- --------
          Assets
           Cash in banks                   $1,074     $438     $323
           Investment
            Banking subsidiary             19,524   18,909   17,445
            Nonbanking subsidiaries         4,334    3,813    3,284
           Real estate loans (less
           allowance for credit
            losses of $61, $61 and $61,
            respectively)                   1,103    1,262    1,576
           Fixed assets (net of
           depreciation of $633,
           $523, and $415 )                 2,021    1,784    1,827
           Other assets                        50       37       39
                                        --------- --------- --------
            TOTAL ASSETS                  $28,106  $26,243  $24,494
                                        ========= ========= ========
          Liabilities
           Accrued expenses                   $38      $28      $28
           Dividends payable                  329      302      275
                                        --------- --------- --------
            Total Liabilities                $367     $330     $303
                                        --------- --------- --------
          Stockholders' Equity
           Common Stock                   $10,100  $10,169  $10,197
           Paid in capital                     37       37       37
           Retained Earnings               17,654   15,748   13,960
           Unrealized (loss) on securities
           available-for-sale net of
           applicable deferred income taxes   (52)     (41)      (3)
                                        --------- --------- --------
            Total Stockholders' Equity    $27,739  $25,913  $24,191
                                        --------- --------- --------
            TOTAL LIABILITIES AND
              STOCKHOLDERS' EQUITY        $28,106  $26,243  $24,494
                                        ========= ========= ========

                           DENMARK BANCSHARES, INC.
                             Statements of Income

                                             For the Years Ended
                                                 December 31,
                                            ------------------------
          (In  thousands)                   1997     1996      1995
                                          -------  --------  -------
          Income
           Interest income from loans         $96     $113     $175
           Other interest income               18       14       18
           Dividend income from banking
            subsidiary                      1,500      500        0

           Rental income from banking
            subsidiary                        165      150      150

           Rental income from nonbanking
            subsidiary                          6        6        6
                                          -------  --------  -------
            Total Income                   $1,785     $783     $349
                                          -------  --------  -------

          Expenses
           Management fees to banking
           subsidiary                        $120     $120     $120
           Interest expense                     0        0       51
           Provision for credit losses          0        0        2
           Depreciation                       111      107      107
           Other operating expenses           127      118      103
                                          -------  --------  -------
            Total Expenses                   $358     $345     $383
                                          -------  --------  -------
           Income (loss) before income
           taxes and undistributed
           income ofsubsidiaries           $1,427     $438     $(34)
           Income tax (benefit) expense       (16)     (12)       1
                                          -------  --------  -------
            Income (Loss) Before
            Undistributed Income of
            Subsidiaries                   $1,443     $450     $(35)
          Equity in Undistributed  Income
          of Subsidiaries
           Banking subsidiary                 627    1,501    1,764
           Nonbank subsidiaries               481      429      354
                                          -------  --------  -------
            NET INCOME                     $2,551   $2,380   $2,083
                                          =======  ========  =======

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DENMARK BANCSHARES, INC.
                           Statements of Cash Flows
                        -----------------------------
                                                For the Years Ended
                                                   December 31,
                                            ---------------------------
       (In thousands)                         1997      1996     1995
                                           --------  --------  --------
   Cash Flows from Operating Activities:
        Net Income                           $2,551    $2,380   $2,083
        Adjustments to reconcile net
         income to net cash provided
         by operating activities:
         Depreciation                           111       107      107
         Provision for credit losses              0         0        2
         Equity (earnings) of  banking
         subsidiary                          (2,127)   (2,001)  (1,764)
         Equity (earnings) of nonbanking
         subsidiaries                          (481)     (429)    (354)
         Dividend from banking subsidiary     1,500       500        0
         Decrease (increase) in other assets    (12)        0        3
         (Decrease) increase in accrued
         expenses                                 9         0      (15)
                                           --------  --------  --------
         Net Cash Provided by Operating
         Activities                          $1,551      $557      $62
                                           --------  --------  --------
    Cash Flows from Investing Activities:

        Investment in nonbanking subsidiary    $(40)    $(100)      $0
        Loan repayments by nonbanking
        subsidiary                                0         0        6
        Capital  expenditures                  (348)      (64)      (9)
        Net decrease in real estate loans       160       314    1,596
                                           --------  --------  --------
            Net Cash Provided (Used) by
         Investing Activities                 $(228)     $150   $1,593
                                           --------  --------  --------
    Cash Flows from Financing Activities:
        Debt repayment                           $0        $0  $(1,006)
        Treasury stock proceeds                   0        10       10
        Treasury stock purchases                (68)      (38)    (149)
        Dividends paid                         (619)     (564)    (511)
                                           --------  --------  --------
             Net Cash Used by Financing
             Activities                       $(687)    $(592) $(1,656)
                                           --------  --------  --------
        Net Increase (Decrease) in Cash        $636      $115      $(1)
        Cash, beginning                         438       323      324
                                           --------  --------  --------
         CASH, ENDING                        $1,074      $438     $323
                                           ========  ========  ========

       Supplemental Disclosure:
        Interest expense paid                    $0        $0      $51
                                           ========  ========  ========
        Income taxes paid                       $12      $(11)     $18
                                           ========  ========  ========

NOTE 14 -  BRANCH ACQUISITION
On August 4, 1997, the Company purchased the assets and assumed the liabilities of the Reedsville Branch of M&I Bank Northeast. M&I Bank Reedsville Branch was engaged in full banking services. The results of operations of the Reedsville Branch are included in the accompanying financial statements since the date of acquisition. Through the acquisition of the Reedsville Branch the Company purchased loans of $2,309,712, purchased premises and equipment of $307,250, assumed deposits of $19,079,143 and other liabilities net of other assets of $210,662, resulting in the Company receiving cash of $13,786,977. For the assumption of the deposits a premium of $2,885,866 was paid. The premium is being amortized using the straight line method over 15 years. The amortization expense charged to operations for 1997 was $80,163.

M&I Bank did not maintain separate and complete branch accounting records for the Reedsville Branch, therefore prior year results of operations have not been disclosed.

NOTE 15 -  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

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

The estimated fair values of the Company's financial instruments are as follows:
                                                    December 31, 1997
                                                ----------------------
                                                  Carrying       Fair
     (In thousands)                                Amount        Value
                                                 -----------  ----------
     Financial Assets
      Cash and short-term investments               $14,131     $14,131
      Investment securities                          31,826      33,271
      Loans                                         199,559     198,712
      Less: Allowance for credit losses              (2,826)          -
                                                 -----------  ----------
       TOTAL                                       $242,690    $246,114
                                                 ===========  ==========
     Financial Liabilities
      Deposits                                     $189,129    $189,972
      Borrowings                                     32,772      33,192
                                                 -----------  ----------
       TOTAL                                       $221,901    $223,164
                                                 ===========  ==========

     Unrecognized Financial Instruments
      Commitments to extend credit                  $16,583     $16,583
      Standby letters of credit and financial
      guarantees written                                914         914
                                                 -----------  ----------
       TOTAL                                        $17,497     $17,497
                                                 ===========  ==========

                        MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Company's consolidated results of operations during the three-year period ended December 31, 1997, and the Company's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. The Company's subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

RESULTS OF OPERATIONS
---------------------
The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for the Company on a consolidated basis during the most recent three fiscal years:
                                                                 Percent
                                                                Increase
                                                               (Decrease)
                                  1997      1996       1995  1997/96 1996/95
                                -------   -------    ------- ------- -------
         (In thousands)
          Interest income       $18,463   $16,073    $14,882   14.9 %  8.0 %
          Interest expense        9,543     8,152      7,639   17.1    6.7
          Net interest income     8,920     7,921      7,243   12.6    9.4
          Provision for
          credit losses             351       210        200   67.1    5.0
          Noninterest income        819       589        568   39.0    3.7
          Noninterest expense     5,917     5,073      4,933   16.6    2.8
          Net income              2,551     2,380      2,083    7.2   14.2

Earnings Performance
--------------------
The Company recorded net income of $2,550,569 in 1997. This represents an increase of $171,004, or 7.2% compared to 1996 earnings. The increase in net income is primarily attributable to higher net interest income and noninterest income which increased by $999,659 and $229,627 respectively. These items more than offset an increase in the provision for credit losses, higher noninterest expenses and higher income taxes which increased by $141,000, $844,057 and $73,225 respectively. The increase in net interest income was primarily the result of higher average earning assets. Average earning assets increased by $27.2 million during 1997 compared to 1996. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense and to higher operating expenses as a result of the acquisition of the Reedsville Branch of M&I Bank Northeast. The Company incurred approximately $108,000 of nonrecurring operating expenses related to the acquisition of the Reedsville Branch. The nonrecurring expenses included legal fees, data processing conversion fees, fees for printing customer checks and other supply items and marketing materials. Net income for 1997 includes five months of operations for the Reedsville Branch.

The increase in net income in 1997 followed an increase of $296,292, or 14.2% in 1996 compared to 1995 earnings. The increase in net income was primarily attributable to higher net interest income and noninterest income which increased by $677,566 and $20,896 respectively. These items more than offset higher noninterest expenses and income taxes which increased by $140,338 and $251,832 respectively. The increase in net interest income was primarily the result of higher average earning assets. Average earning assets increased by $14.1 million during 1996 compared to 1995. Loan growth accounted for much of this increase as average loans increased by $12.7 million or 8.4%. FDIC insurance premiums declined by $154,328. This reduction helped contain the increase to total noninterest expenses for 1996 to $140,338 or 2.8%.

On a per share basis, net income was $46.44 in 1997 compared with $43.26 in 1996 and $37.83 in 1995. Return on average assets for the Company was 1.12% in 1997 compared to 1.19% in 1996 and 1.13% in 1995. Return on average equity in 1997 was 9.47% compared to 9.49% and 8.95% in 1996 and 1995 respectively.

Net Interest Income
-------------------
Net interest income is the largest component of the Company's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest bearing liabilities outstanding.

Net interest income increased 12.6%, or $999,659 from 1996 to 1997. The increase is primarily attributable to higher average earning assets which generated additional interest income of $2,239,742. Average earning assets increased by $27.2 million or 14.2% during 1997 compared to 1996. Loan growth accounted for much of this increase as average loans increased by $22.4 million or 13.8%. The increase in interest income more than offset the increased interest expense of $1,401,428 resulting from higher average interest-bearing liabilities. Average interest-bearing liabilities increased by $25.0 million or 15.6% during 1997.

Net interest income increased 9.4%, or $677,566 from 1995 to 1996. The increase was primarily attributable to higher average earning assets which generated additional interest income of $1,171,857. This more than offset the increased interest expense of $661,491 resulting from higher average interest-bearing liabilities. An increase in the Company's net interest income spread from 3.24% in 1995 to 3.29% in 1996 also contributed to higher net interest income. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

                                   Year Ended December 31,
                       ---------------------------------------------
                                 1997                   1996
                       ---------------------------------------------
                               Increase               Increase
                          (Decrease) Due to      (Decrease) Due to
                              Change In              Change In
                       ---------------------------------------------
(In thousands)         Average Average  Total Average Average  Total
                       Balance   Rate  Change Balance   Rate  Change
                       -------   ----- ------ -------  ------ -------
Interest income:
  Loans                $1,946    $130  $2,076  $1,094    $74  $1,168
  Taxable securities      183      40     223     105    (18)     87
  Nontaxable securities    70     (20)     50     (41)   (32)    (73)
  Federal funds sold       40       1      41      14     (5)      9
                       -------   ----- ------ -------  ------ -------
Total interest income  $2,239    $151  $2,390  $1,172    $19  $1,191
                       -------   ----- ------ -------  ------ -------
Interest expense:
  NOW accounts             $3      $1      $4      $8    $(8)     $0
  Savings accounts        (10)      1      (9)    (29)   (27)    (56)
  Money market accounts   272      41     313     235   (131)    104
  Certificates and
  other time deposits     654     (74)    580     195    186     381
  Other borrowed funds    482      21     503     252   (168)     84
                       -------   ----- ------ -------  ------ -------
Total interest expense $1,401    $(10) $1,391    $661  $(148)   $513
                       -------   ----- ------ -------  ------ -------
Net interest income      $838    $161    $999    $511   $167    $678
                       =======   ===== ====== =======  ====== =======

For purposes of the above table, changes which are not due solely to volume or rate have been allocated to rate.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:
                                           1997                       1996                         1995
                               ------------------------- --------------------------- ----------------------------
(In thousands)                  Average   Income  Average  Average    Income  Average  Average     Income  Average
                                 Daily     and    Yield or  Daily      and    Yield or  Daily       and    Yield or
                                Balance   Expense  Rate    Balance    Expense   Rate   Balance     Expense   Rate
                                -------  -------- -------  --------  --------  ------- --------   --------- -------
ASSETS
Interest-earning assets:
 Taxable loans                 $184,964  $16,190    8.75%  $162,563  $14,116    8.68%  $150,036    $12,957   8.64%
 Nontaxable loans                   317       19    5.99%       287       17    5.92%       145          8   5.52%
                                -------  --------   -----  --------  --------   -----  --------    -------   -----
 Total Loans                   $185,281  $16,209    8.75%  $162,850  $14,133    8.68%  $150,181    $12,965   8.63%
                                -------  -------    -----  --------  -------    -----  --------    -------   -----
 Taxable securities             $12,688     $795    6.27%    $9,639     $572    5.93%    $7,952       $485   6.10%
 Nontaxable securities           17,731    1,274    7.19%    16,767    1,224    7.30%    17,306      1,297   7.49%
                                -------  --------   -----  --------  --------   -----   -------    -------   -----
  Total Securities              $30,419   $2,069    6.80%   $26,406   $1,796    6.80%   $25,258     $1,782   7.06%
                                -------  --------   -----  --------  --------   -----   -------    -------   -----
 Federal funds sold              $3,385     $185    5.47%    $2,647     $144    5.44%    $2,401       $135   5.62%
                                -------  --------   -----  --------  --------   -----   -------    -------   -----
  Total Earning Assets         $219,085  $18,463    8.43%  $191,903  $16,073    8.38%  $177,840    $14,882   8.37%
                                -------  --------   -----  --------  --------   -----   -------    -------   -----
Noninterest-earning assets:
 Cash and due from banks         $4,825                      $4,677                      $4,167
 Allowance for credit losses     (2,669)                     (2,414)                     (2,204)
 Premises and equipment           3,116                       3,030                       3,107
 Other assets                     3,817                       2,171                       2,060
                                 -------                     ------                      -------
  TOTAL ASSETS                 $228,174                    $199,367                    $184,970
                                =======                    ========                    ========

LIABILITIES AND STOCKHOLDERS'
EQUITY
Interest-bearing liabilities:
 NOW accounts                    $9,112     $184    2.02%    $8,959     $180    2.01%    $8,569       $180   2.10%
 Savings accounts                16,521      419    2.54%    16,911      428    2.53%    17,977        483   2.69%
 Money market accounts           33,352    1,564    4.69%    27,383    1,250    4.56%    22,719      1,146   5.04%
 Time deposits                   89,744    5,193    5.79%    78,608    4,613    5.87%    75,149      4,233   5.63%
 Other borrowed funds            36,557    2,183    5.97%    28,408    1,681    5.92%    24,538      1,597   6.51%
                                 -------  --------  -----   -------   -------   -----   --------    -------  -----
  Total Interest-Bearing
  Liabilities                  $185,286   $9,543    5.15%  $160,269   $8,152    5.09%  $148,952     $7,639   5.13%
                                -------  --------   -----  --------  --------   -----   -------    -------   -----
Noninterest-bearing
 liabilities and
 stockholders' equity:
 Demand deposits                $14,108                     $12,393                     $11,230
 Other liabilities                1,845                       1,641                       1,517
 Stockholders' equity            26,935                      25,064                      23,271
                                -------                     -------                     -------
  TOTAL LIABILITIES
  AND STOCKHOLDERS'
  EQUITY                       $228,174                    $199,367                    $184,970
                                =======                     =======                     =======
  Net interest income and
  rate spread                             $8,920    3.28%             $7,921    3.29%               $7,243   3.24%
                                          =======   =====             ======    =====               ======   =====
For purposes of the above table, nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting. Securities are shown at amortized cost.

Noninterest Income
------------------
Total noninterest income increased by $229,627 in 1997. The increase is primarily the result of higher service fees and commissions which increased $156,330 or 30.7% higher than 1996. Commissions on the sales of mutual funds and insurance products increased by $150,348 primarily as a result of the acquisition of an insurance agency by McDonald at year end 1996. Appraisal fees, a component of other noninterest income, increased by $12,075 during 1997.

Total noninterest income increased by $20,896 in 1996. The increase was primarily the result of higher service fees and commissions which more than offset the loss on investment securities. Commissions on the sales of mutual funds and insurance products increased by $55,487 primarily as a result of hiring an additional investment representative in mid 1995. Overdraft fees increased $49,231 as a result of a fee increase implemented during the first quarter of 1996. Service charges on deposit accounts decreased by $14,416 as the Bank offered a fee free checking account in order to attract additional demand deposit accounts.

The following table sets forth certain items of noninterest income:
                                                            Percent
(In thousands)                                         Increase (Decrease)
Noninterest income:              1997    1996    1995   1997/96 1996/95
                                ------  ------  ------ -------- --------
 Service fees and commissions    $668    $511    $421    30.7%    21.4%
 Investment security (losses)
 gains                              0     (58)      0  (100.0)     0.0
 Other                            151     136     147    11.0     (7.5)
                                ------  ------  ------ -------- --------
  Total noninterest income       $819    $589    $568    39.0 %    3.7 %
                                ======  ======  ====== ======== ========
Noninterest Expense
-------------------
Salaries and employee benefits expense increased $452,062 or 14.1% in 1997.
The increase is attributable to the hiring of eight full-time equivalent staff members and to regular salary increases. The expenses include five months of salaries and benefits for the acquired branch staff and the addition of two employees by McDonald as a result of their acquisition. Occupancy expenses increased by $18,513 primarily as a result of the additional branch facility. Data processing expenses increased by $47,396. Of this increase, $20,400 represents a one-time fee to convert the acquired customers' records into the Company's computer system automatically. Printing and supplies expenses increased $60,113 or 38.0% in 1997. Included in printing and supplies expenses are approximately $25,000 of fees for printing the acquired customers' checks and other supply items. Additional expenses were incurred to update supply items such as letterhead paper, envelopes, brochures, etc., to reflect the additional branch location. Legal and professional fees increased $95,912 in 1997. Approximately $63,000 of legal fees were incurred in connection with the
branch acquisition.   Amortization of intangibles expense increased by $94,926
as a result of the write-down of intangible assets related to the acquisitions of the branch bank and the insurance agency. The intangibles are being amortized over fifteen years.

Total noninterest expense increased by $140,338, or 2.8% in 1996. Salaries and employee benefits expense increased by $231,881, or 7.8%. The increase to salaries and employee benefits was the result of additional staff and regular salary increases. FDIC insurance costs decreased by $154,328 as a result of lower premium rates assessed against banks.

The following table sets forth certain items of noninterest expense:

                                                            Percent
(In thousands)                                         Increase (Decrease)
Noninterest expense:             1997    1996    1995  1997/96 1996/95
                               ------  ------  ------ -------- --------
 Salaries and employee
 benefits                      $3,664  $3,212  $2,980   14.1 %  7.8 %
 Occupancy expenses               588     570     540    3.2    5.6
 Data processing expenses         320     272     257   17.6    5.8
 Marketing expenses               214     193     158   10.9   22.2
 Printing and supplies
 expenses                         218     158     153   38.0    3.3
 Directors and committee fees     173     168     159    3.0    5.7
 FDIC insurance assessment         18       2     156  800.0  (98.7)
 Other operating expenses         722     498     530   45.0   (6.0)
                               ------  ------  ------ -------- --------
  Total noninterest expense    $5,917  $5,073  $4,933   16.6 %  2.8 %
                               ======  ======  ====== ======== ========

                        MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION
-------------------
The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):
                                                                Percent
                                                               Increase
                                                              (Decrease)
 (In thousands)                  1997       1996      1995  1997/96 1996/95
                               ---------  -------   ------- ------- --------
 Federal funds sold              $7,112      $937    $6,900  659.0 % (86.4)%
 Investment securities           31,826    28,620    25,650   11.2    11.6
 Loans                          199,559   175,214   156,072   13.9    12.3
 Allowance for credit losses     (2,826)   (2,507)   (2,319)  12.7     8.1
 Total assets                   251,674   213,714   196,877   17.8     8.6
 Deposits                       189,129   150,417   144,818   25.7     3.9
 Other  borrowed funds           32,772    35,912    26,426   (8.7)   35.9
 Stockholders' equity            27,739    25,913    24,190    7.0     7.1

Total assets at December 31, 1997, were $251.7 million. This represents an increase of $38.0 million, or 17.8% over year end 1996. This followed an increase of $16.8 million, or 8.6% at December 31, 1996, compared to year end 1995. Management attributes the growth during 1997 and 1996 to strong loan demand and to the acquisition of the Reedsville Branch during 1997. Total loans outstanding at December 31, 1997, were $199.6 million compared to $175.2 million and $156.1 million at year end 1996 and 1995, respectively. Total loans grew $24.3 million or 13.9% during 1997. This followed an increase of $19.1 million or 12.3% during 1996.

The acquisition of the Reedsville Branch provided the Company approximately $13.8 million in cash, additional loans of approximately $2.3 million, and the fixed assets of approximately $300,000 associated with the Branch, in consideration of the assumption of approximately $19.1 million of deposits. Other assets increased by $3.0 million primarily as a result of the intangible assets associated with the acquisition of the Branch. The cash provided in the transaction was used primarily to reduce other borrowed funds, purchase investment securities and to increase liquidity by purchasing federal funds sold (unsecured loans of immediately available funds to correspondent banks for one business day).

Investments
-----------
Investment balances in various categories at the end of each of the last three years were as follows:

                                          December 31,
                    ----------------------------------------------------------
                            1997               1996                1995
                    ------------------  ------------------  ------------------
                    Amortized   Fair    Amortized    Fair   Amortized   Fair
(In thousands)        Cost      Value     Cost      Value      Cost     Value
                    ----------  ------  ---------  -------  ----------  ------
U.S. Government
agencies              $2,744    $2,664    $2,121    $2,080    $2,071   $2,124
Mortgage-backed
securities            10,688    10,690     7,442     7,420     5,386    5,360
State and municipal
securities            17,139    18,824    17,667    19,241    16,320   18,035
Other securities       1,332     1,332     1,453     1,453     1,868    1,846
                    ----------  ------  ---------  -------  ---------  -------
  TOTAL              $31,903   $33,510   $28,683   $30,194   $25,645  $27,365
                    ==========  ======  =========  =======  =========  =======

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The investment securities portfolio is structured to provide the Company with adequate liquidity by purchasing readily marketable securities. At December 31, 1997, investment securities totaled $31.8 million, an increase of $3.2 million, or 11.2% over December 31, 1996. This followed an increase at year end 1996, of $3.0 million, or 11.6% over December 31, 1995. The carrying value at December 31, 1997, includes $77,487 of net unrealized losses on available-for-sale securities compared to $63,243 of net unrealized losses at year end 1996. The net unrealized gains of the held-to-maturity securities amounted to $1,684,339 as of December 31, 1997, compared to $1,574,278 at year end 1996.

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the maturities of investment securities at December 31, 1997, and the weighted average yields of such securities:

                                 U.S. Government
                                   Agencies and
                                 Mortgage-backed  State and Municipal
                                    Securities         Securities     Equity Securities    Total Securities
                                 ---------------- ------------------- -----------------    ----------------
                                 Amortized          Amortized          Amortized           Amortized
(In thousands)                     Cost    Yield     Cost      Yield     Cost     Yield     Cost      Yield
                                 --------- ------ ------------ ------ ----------- -----    --------- ------
Due in one year or less           $3,379  5.81%       $371    9.20%     $1,332   5.77%      $5,082    6.00%
Due from one to five years         7,199  6.27%      6,109    8.97%      -         -        13,308    7.51%
Due from six to ten years          2,579  7.13%      6,816    6.45%      -         -         9,395    6.64%
Due after ten  years                 275  7.57%      3,843    5.85%      -         -         4,118    5.97%
                                  ------  ------   -------    -----     ------   -----     -------    -----
  TOTAL                          $13,432  6.34%    $17,139    7.27%     $1,332   5.77%     $31,903    6.79%
                                 =======  =====    =======    =====     ======   =====     =======    =====

Yields on tax exempt securities have not been computed on a tax equivalent basis. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Stocks and other securities having no stated maturity have been included in "Due in one year or less" in the table above. The average maturity of the portfolio was 5.8 years as of December 31, 1997, compared to 7.3 years and 6.7 years at year end 1996 and 1995 respectively. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

The following table shows the average balance and tax equivalent yield for each of the last three years:
                                   Year Ended December 31,
                          --------------------------------------------------
                                1997             1996             1995
                          --------------   --------------    ---------------
                          Average          Average           Average
                          Balance  Yield   Balance  Yield    Balance   Yield
                          ------- ------   -------- -----    -------- ------
Taxable securities        $12,688   6.27%    $9,639  5.93%    $7,952    6.10%
Nontaxable securities      17,731  10.89%    16,767 11.06%    17,306   11.36%
                          ------- ------   -------- -----    --------  -----
      TOTAL               $30,419   8.96%   $26,406  9.19%   $25,258    9.70%

The weighted average tax equivalent yield declined during 1997. The yield on taxable securities increased by thirty-four basis points while the yielding on nontaxable securities fell as higher yielding securities that matured or were called were replaced with lower yielding securities of substantially the same quality.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for mortgage-backed securities issued by U.S. Government agencies and corporations.

Loans
-----
The following table sets forth major types of loans and the percentage of total loans for each type at the end of each of the last three years:
                                           December 31,
                       ------------------------------------------------------
                             1997                1996               1995
                       ---------------- ------------------- -----------------
(Amounts in thousands) Amount      %       Amount      %      Amount      %
                       --------  -----   --------    -----  --------    -----
       Real estate    $128,377   64.3%   $114,170    65.2%  $101,087    64.8%
       Commercial       53,903   27.0%     45,900    26.2%    41,194    26.4%
       Installment      16,623    8.3%     14,590     8.3%    13,302     8.5%
       Other               656    0.4%        554     0.3%       489     0.3%
                       --------  -----   --------    -----  --------    -----
            TOTAL     $199,559  100.0%   $175,214   100.0%  $156,072   100.0%
                       ========  =====   ========    =====  ========   ======

The following sets forth the maturities of various categories of loans at December 31, 1997:
                                              Due from
                                Due in One    One to        Due after
                                Year or Less  Five Years    Five Years
                                ------------  -----------   ----------
(In thousands)
            Real estate           $108,790      $18,279        $1,308
            Commercial              46,394        7,148           361
            Installment              8,307        8,147           169
                                ------------  -----------   ----------
                         TOTAL    $163,491      $33,574        $1,838
                                ============  ===========   ==========

Substantially all loans maturing over one year are at fixed interest rates.

Of the real estate loans shown in the above table, $74 million or 58% are residential mortgages, the Company's largest single category of loans. Approximately $59 million of these are one-year notes which are renewed annually, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. The remaining residential mortgages are fixed rate loans for three and five year terms. Virtually all of these notes amortize principal indebtedness over a ten to twenty-five year period, and are repriceable at fixed rates that generally follow prevailing longer term rates.

At December 31, 1997, $45 million or 23% of the Company's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Virtually all of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $427,503 at December 31, 1997, or .21% of total loans outstanding, and personal reserve overdraft protection accounts, which aggregated $183,017 or .09% of total loans outstanding at December 31, 1997.

Nonaccrual loans totaled $4,667,707, $3,313,363 and $1,169,136 at December 31, 1997, 1996 and 1995 respectively. Approximately $3.3 million of the total nonaccrual loans at December 31, 1997, are real estate loans. Approximately $1.4 million of these are secured by three low income multifamily residential properties, $1.1 million are secured by commercial properties and $.8 million are secured by residential properties. The Bank started formal collection procedures on the three low income multifamily properties after the loans became nonperforming in November 1997. Management believes the values of these properties and related tax credits are sufficient to cover the loans and minimal charge-offs are expected. If the Bank ultimately acquires these properties through foreclosure proceedings, certain deed restrictions relating to these properties could result in the Bank owning them for an extended period. Approximately $1.1 million of the total nonaccrual loans are commercial loans. Almost $700,000 of the commercial nonaccrual loans are to a single borrower. The Bank has started foreclosure proceedings against this borrower. Management considers the loans to this borrower, which are secured by personal property, commercial real estate and residential real estate, well secured.

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

Impaired loans totaled $3,425,149, $2,493,985 and $821,561 at December 31, 1997, 1996 and 1995 respectively. Impaired loans include some loans that are also considered nonaccrual and/or restructured. The impairment of approximately $1.4 million of loans secured by low income multifamily properties contributed to the increase in impaired loans at year end. As discussed above, formal collection procedures have started on these loans and foreclosure proceedings have started on the properties securing approximately $700,000 of impaired loans. Management does not feel the substantial increases to nonaccrual and impaired loans at year end are indicative of a trend.

Restructured loans at December 31, 1997, were $974,519 compared to $882,871 and $776,452 in 1996 and 1995 respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. Of the restructured loans $672,513 involved the granting of a reduced rate and $302,006 involved the lengthening of the amortization period.

The following table sets forth certain data concerning nonaccrual loans and restructured loans:

                                       December 31,
                      ----------------------------------------------------
                           1997              1996             1995
                      --------------- ---------------- -------------------
(Amounts in thousands)       % of Total        % of Total        % of Total
                      Amount    Loans   Amount   Loans    Amount  Loans
                      ------ ---------- ------ ---------- ------ ----------
 Nonaccrual loans (1) $4,668   2.34%    $3,313    1.89%   $1,169   0.75%
 Restructured loans(2)   406   0.20        299    0.17       501   0.32
                      ------ ---------- ------ ---------- ------ ----------
          Total       $5,074   2.54%    $3,612    2.06%   $1,670   1.07%
                      ====== ========== ====== ========== ====== ==========

(1)Includes impaired loans of $3,056,643, $2,228,438 and $676,437 as of
   December 31, 1997, 1996 and 1995, respectively.

(2)Excludes restructured loans of $568,042, $584,164 and $275,962 as of the years ended December 31, 1997, 1996 and 1995, respectively, which are included with nonaccrual loans.

Allowance For Credit Losses
---------------------------
The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. These evaluations take into consideration a number of factors, including the Bank's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 1997, the Company's investment in impaired loans totaled $3,425,149. The investment in impaired loans that does not require a related allowance for credit losses amounted to $2,717,153 while the remaining impaired loans totaling $707,996 require a related allowance for credit losses of $106,505.

In 1997 the Company's provision for credit losses was $351,000 compared to
$210,000 and $200,000 during 1996 and 1995 respectively.   Net charge-offs were
$31,807 for the year ended December 31, 1997, compared to net charge-offs of $22,373 and net recoveries of $40,094 for the years ended 1996 and 1995 respectively. The ratio of allowance for credit losses to total loans at year end was 1.42% compared to 1.43% at December 31, 1996. The net increase to the allowance was $319,193 or 12.7% higher than year end 1996.

The Company's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.29% at December 31, 1997, compared to 2.92% and 1.56% at December 31, 1996 and 1995, respectively.

The Company's portfolio is heavily concentrated in the Bank's three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 23% of total loans as of December 31, 1997. The factors that influence the agricultural economy are complex and difficult to predict. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $203,940 at December 31, 1997. This represents .10% of total loans outstanding and 3.1% of the Company's total past due loans. During 1997 there were $22,627 of net charge-offs on loans considered agricultural-related. Management does not believe that these risks associated with the Company's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 1997, of $2,825,921 (equal to 1.42% of the total loans) is adequate to cover credit risks in the loan portfolio.

Changes in the allowance for credit losses in each of the three most recent years were as follows:
                                         Year Ended December 31,
                                   ---------------------------------------
                                      1997         1996          1995
                                   ----------   ----------   ----------
       Balance - beginning of year $2,506,728   $2,319,101   $2,079,007
                                   ----------   ----------   ----------
       Charge-offs:
        Real estate                        $0           $0       $2,650
        Installment                    18,643        3,322       46,676
        Credit cards and related plans  1,277        4,877        1,690
        Commercial loans               40,662       48,000       77,997
                                   ----------   ----------   ----------
                                      $60,582      $56,199     $129,013
                                   ----------   ----------   ----------
       Recoveries:
        Real estate                    $3,861       $5,019      $69,588
        Installment                    10,535       24,527       27,298
        Credit cards and related plans    787          267          767
        Commercial loans               13,592        4,013       71,454
                                   ----------   ----------   ----------
                                      $28,775      $33,826     $169,107
                                   ----------   ----------   ----------

       Net charge-offs (recoveries)   $31,807      $22,373     $(40,094)
                                   ----------   ----------   ----------

       Provision charged to
       operations                    $351,000     $210,000     $200,000
                                   ----------   ----------   ----------

       Balance - end of year       $2,825,921   $2,506,728   $2,319,101
                                   ==========   ==========   ==========

       Ratio of net charge-offs
       (recoveries) during the
       year to average loans
       outstanding during the year      0.02%        0.01%       (0.03)%
                                   ==========   ==========   ==========
       Ratio of allowance for
        credit losses to total
        loans at the end of year        1.42%        1.43%        1.49%
                                   ==========   ==========   ==========

In 1997 the Company's ratio of charge-off loans to average loans outstanding was .03% compared to .03% and .09% during 1996 and 1995 respectively. Charge-offs on loans have been notably low the last two years.

Recoveries on loans decreased by $135,281 in 1996 compared to 1995. The 1995 recoveries were notably high. Recoveries on real estate loans during 1995 totaling $60,000 were from loans charged-off prior to 1990 on agricultural properties. The 1995 commercial loan recoveries include $48,000 from a single borrower whose loan was charged off during 1993.

Deposits
--------
The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

                                                               Percent
                                                           Increase (Decrease)
 (In thousands)
                                 1997      1996     1995   1997/96   1996/95
                               -------- ---------  ------- --------  --------
 Non-interest bearing
 accounts                      $19,494   $16,078   $15,078   21.2 %   6.6 %
 NOW accounts                   10,395     9,591     9,345    8.4     2.6
 Savings accounts               17,036    16,179    16,909    5.3    (4.3)
 Money market accounts          40,451    29,104    25,775   39.0    12.9
 Certificates of deposit        81,310    62,377    60,673   30.4     2.8
 Time deposit open accounts     20,443    17,088    17,038   19.6     0.3
                               -------- ---------  ------- --------  --------
 Total deposits               $189,129  $150,417  $144,818   25.7 %   3.9 %
                               ======== =========  ======== =======  ========

At December 31, 1997, total deposits were $189,129,109, an increase of $38,712,407 or 25.7% compared to December 31, 1996. This followed an increase of $5,598,933 or 3.9% at December 31, 1996, compared to year end 1995. The Reedsville Branch added $20,233,266 of deposits at year end 1997. Year end 1997 deposits also include $5,490,000 of certificates of deposit from a local school district. The funds are expected to be withdrawn during 1998 to fund construction of a new school. The increase in total deposits at year end 1997, excluding the Reedsville Branch and the school district funds discussed above, was $12,989,141 or 8.6% compared to year end 1996. Of this increase, $6.2 million were money market and savings deposits, $5.0 million were certificates and other time deposits and $1.8 million were checking accounts.

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

The following sets forth the daily weighted average balance of deposits during each of the last three years, together with the average rate paid on each category of interest-bearing deposits:

                                           Year Ended December 31,
                      ----------------------------------------------------------
                              1997                1996                1995
                      --------------------- ------------------ -----------------
                                   Average            Average          Average
                        Average   Interest  Average  Interest  Average Interest
                       Amount (1)    Rate     Amount     Rate   Amount   Rate
                      ----------  ---------  --------  -------  -------  -----
 (In thousands)
 NOW accounts             $9,112    2.02%     $8,959   2.01%    $8,569    2.10%
 Savings accounts         16,521    2.53%     16,911   2.53%    17,977    2.69%
 Money market accounts    33,352    4.69%     27,383   4.56%    22,719    5.05%
 Certificates of deposit  72,144    5.73%     61,612   5.87%    58,697    5.57%
 Time deposit open
 accounts                 17,600    6.02%     16,996   5.92%    16,452    5.85%
                      ----------  --------  --------  ------   -------  -------
Total interest-bearing
  accounts              $148,729    4.95%   $131,861   5.09%  $124,414    4.86%
 Noninterest-bearing
 demand accounts          14,108      N/A     12,393     N/A    11,230      N/A
                      ----------            --------           -------
  Total deposits        $162,837            $144,254          $135,644
                      ==========            ========          ========

(1) The average balance during 1997 includes the deposits of the Reedsville Branch as of the date of acquisition.

The following table shows, as of December 31, 1997, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

                              3 Months   3 to 6    7 to 12  Over 12
                               Or Less   Months   Months    Months    Total
                              --------  -------  ---------  -------  --------
 (In thousands)
 Certificates of deposit         $4,403  $5,565     $6,701  $2,782   $19,451
 Other time deposits                  0     172      2,251     574     2,997
                              --------  -------  ---------  -------  --------
  Total                          $4,403  $5,737     $8,952  $3,356   $22,448
                              ========  =======  =========  =======  ========

Other Borrowed Funds

The following sets forth information concerning other borrowed funds for the Company during each of the last three years:
                                                 December 31,
(In thousands)                              1997     1996      1995
                                         -------- -------- ---------
Short-term borrowings:
 Notes payable to banks                   $22,791  $25,840   $23,310
 U.S. Treasury demand notes                   300      279        53
 Current maturities of long-term
 borrowings                                 3,004    3,112         0
                                         -------- -------- ---------
  Total short-term borrowings             $26,095  $29,231   $23,363
                                         -------- -------- ---------

Long-term borrowings:
 Long-term borrowings                      $9,681   $9,793    $3,063
 Less:  Current maturities                  3,004    3,112         0
                                         -------- -------- ---------
  Total long-term borrowings               $6,677   $6,681    $3,063
                                         -------- -------- ---------
          Total other borrowed funds      $32,772  $35,912   $26,426
                                         ======== ======== =========
 Average amounts outstanding during
 the year                                 $36,557  $28,408   $24,628
 Average interest rates on amounts
 outstanding during the year                5.97%    5.92%     6.48%
 Weighted average interest rate at
 year end                                   6.05%    5.89%     6.25%
 Maximum month-end amounts outstanding    $41,693  $35,912   $26,636

Notes payable to banks consists of secured borrowings under existing lines of credit. At December 31, 1997, the Company had $35 million of established lines
of credit.   The decrease in other borrowed funds at year end 1997 is
attributable to a reduction in notes payable by the Bank amounting to $5.0 million which more than offset an increase in notes payable by DACC amounting to $1.9 million. Cash received in consideration for the assumption of the deposit liabilities of the acquired Branch was used in part to reduce other borrowed funds of the Bank. DACC used the proceeds of the additional notes payable to fund loans.

The increase in other borrowed funds at year end 1996 is attributable to an increase in notes payable by the Bank amounting to $5.6 million and by DACC amounting to $3.5 million. The proceeds from the borrowings incurred during 1996 were used primarily to fund loans.

Note 9 of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Stockholders' Equity

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4% to 5%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of the Company as of December 31, 1997, and the applicable regulatory requirements. The Company's core and risk-based capital ratios, as shown on the table, are well above the minimum levels.

                                                 Regulatory
                                       Ratio    Requirements
                                     ---------- ------------
   Equity as a % of assets             11.02%       N/A
   Core capital as a % of assets       10.13%      4.00%
   Core capital as a % of
    risk-based assets                  14.58%      4.00%
   Total capital as a % of
    risk-based assets                  15.83%      8.00%

Stockholders' equity at December 31, 1997, increased 7.0% to $27,739,074 or $506 per share, compared with $25,913,137 or $471 per share one year ago.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Bank's ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division") which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Cash dividends declared in 1997 were $11.75 per share compared with $10.75 and $9.75, in 1996 and 1995, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 25.30%, 24.84% and 25.76% in 1997, 1996 and 1995, respectively.

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


Liquidity

Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Company's need for cash. Loan repayments as well as net cash provided by operating activities amounting to $2.6 million, net cash received from the acquisition of the branch of $13.8 million, an increase in deposits totaling (net of the acquired deposits) $19.6 million, as shown in the Consolidated Statements of Cash Flows, all provided sources of funds during 1997. The net increase in loans of $22.1 million (net of the acquired loans), the net increase in federal funds sold of $6.2 million, the net decrease in other borrowed funds of $3.1 million, and the net increase in investment securities of $2.7 million were the major uses of cash during 1997.

During 1996 the major sources of funds were loan repayments, net cash provided by operating activities of $2.3 million, an increase in deposits totaling $5.6 million and a net increase in other borrowed funds amounting to $9.5 million. The major uses of funds during 1996 were the net increase in loans of $19.2 million and the increase in investment securities amounting to $2.6 million.

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. The Bank also has the ability to borrow approximately $10 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields.

One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 88.9%, 97.5% and 90.8% at December 31, 1997, 1996 and 1995, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit loan growth.

The net loan to deposit ratio reflects only on-balance sheet items.
Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position. In order to increase available funding sources the Bank is a member of the Federal Home Loan Bank (FHLB) of Chicago. Membership enables the Bank to borrow on a secured basis approximately $18.4 million. As of December 31, 1997, the amount owed to the Federal Home Loan Bank was $9.6 million. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. An additional investment in stock of $1.4 million would allow the Bank to borrow up to $45.6 million from FHLB of Chicago. The Bank has also sold loans to DACC, the parent company and to the secondary mortgage market to improve its liquidity position.

Other sources of liquidity for the Company consist of established lines of
credit by DACC and by the parent company.   As of December 31, 1997, DACC has
unused lines of credit of $8.2 million and the parent company has an unused
line of credit of $4 million.   See Note 11 -- Financial Instruments with
Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Company's commitments to extend credit. Management believes the Company's liquidity position as of December 31, 1997, is adequate under current economic conditions.

Interest Rate Sensitivity

The following table shows the repricing period for interest earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 1997:

 (In thousands)                         0 to 6   7 to 12    1 to 2   Over  2
                                        Months    Months    Years     Years
                                       -------- --------  --------  --------
 Loans                                  $72,486  $91,292   $16,876   $18,906
 Investment securities                    1,917    1,870     2,550    25,489
 Federal funds sold                       7,112        0         0         0
                                       -------- --------  --------  --------
  Total interest-earning assets         $81,515  $93,162   $19,426   $44,395
                                       -------- --------  --------  --------

 Interest-bearing deposits             $112,339  $31,592   $21,920    $3,784
 Other borrowed funds                    26,093        2     2,205     4,472
                                       -------- --------  --------  --------
  Total interest-bearing liabilities   $138,432  $31,594   $24,125    $8,256
                                       -------- --------  --------  --------

 Rate sensitivity gap                  $(56,917) $61,568   $(4,699)  $36,139

 Cumulative rate sensitivity gap       $(56,917)  $4,651      $(48)  $36,091

 Cumulative ratio of rate sensitive
  assets to rate sensitive liabilities    58.88%  102.74%    99.98%   117.83%

 Ratio of cumulative gap to average
  earning assets                         (25.98)%   2.12%    (0.02)%   16.47%

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

The preceding table indicates the Company has a positive gap of $4.7 million or 2.1% of average earning assets for all assets and liabilities repricing within
one year.   The cumulative  ratio of rate sensitive assets to rate sensitive liabilities within one year is 102.7%. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

Accounting Developments

In February 1997, the Financial Accounting Standards Board (FASB) issued FAS No. 128, "Earnings per Share" effective for financial statements issued after December 15, 1997. This statement establishes standards for computing and presenting earnings (EPS) and supersedes APB Opinion No. 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The Company presently does not have a complex capital structure and therefore, the adoption of FAS No. 128 will have no effect on the Company's financial statements in the year of adoption.

In June 1997, FASB issued FAS No. 130, "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of FAS No. 130 will result in additional disclosures in the Consolidated Statements of Income.

In June 1997, FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS No. 131 also establishes standards for related disclosures
about products and services, geographic areas, and major customers.   The
Company has not made a detailed evaluation of the expected impact the adoption
of this statement will have on the Company's financial statements.   The
adoption of FAS No. 131 may result in additional disclosures about the operating results of the Bank and DACC.

Other Developments
The Company is reliant on computer systems to conduct its daily operations. The Bank has adopted a Year 2000 policy to address concerns about whether its computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Bank has performed an initial assessment of the problem and established a detailed action plan to address Year 2000 difficulties in a timely manner. The Company's primary data services vendor began its Year 2000 compliance in 1995 and have committed to having its systems compliant by December 31, 1998. The expenses associated with Year 2000 issues are not expected to have a material impact on the Company's results of operations. The Company is assessing the potential impact Year 2000 problems could have on the ability of large borrowers to repay their outstanding loans.

MARKET INFORMATION

The following table shows market price information and cash dividends paid for the Company's common stock:

                           Book Value
                             End of         Market
                             Quarter       Value (1)     Dividends
          1996             (Unaudited)   High      Low     Paid (2)
          -------------    -----------   -----   -----     ---------
          1st  Quarter        $443       $506     $506        $5.00
          2nd  Quarter         453         *        *          -
          3rd  Quarter         458        566      566         5.25
          4th  Quarter         471        585      585         -

          1997
          1st  Quarter        $478       $595     $590        $5.50
          2nd Quarter          490        704      693         -
          3rd  Quarter         493        715      710         5.75
          4th  Quarter         506        728      725         -

          1998
          Through March 2      N/A       $733     $733        $6.00

(1) In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. All of the transactions at the prices reported in the table are either purchases by the Company pursuant to a Stock Repurchase Policy or sales by the Company made at its direction to its employee pension plan. The
     Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 115% of book value until March 26, 1996, 125% of book value until March 25, 1997, and 145% of book value until March 16, 1998, and 175% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.

(2) The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders' Equity" in Management's Discussion and Analysis.

*  Indicates no reported sale of stock occurred in that quarter.

Per share amounts have been adjusted to reflect the 2-for-1 stock split effective July 1, 1997.

As of March 2, 1998, the Company had 836 shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

          (In thousands except         For the Quarter Ended
          per share data)
                                         June 30          December 31
          1996                  March 31        September 30
          ----------------------------------------------------------
          Interest income        $3,903    $3,936   $4,051   $4,183
          Interest expense        2,029     2,005    2,049    2,069
          Provision for credit
          losses                     51        51       51       57
          Net income                543       556      601      680
          Net income per share(1)  9.87     10.10    10.93    12.36

          1997
          ----------------------------------------------------------
          Interest income        $4,336    $4,402   $4,735   $4,990
          Interest expense        2,151     2,257    2,508    2,627
          Provision for credit
          losses                     87        87       87       90
          Net income                684       632      546      689
          Net income per share    12.44     11.49     9.95    12.56
          (1)

(1) Adjusted to reflect the 2-for-1 stock split effective July 1, 1997.