Form 10-K405, Exhibit 13
period 2001-12-31
DENMARK BANCSHARES INC
filed 2002-03-28
CIK 885531

DENMARK BANCSHARES, INC.

EXHIBIT (13.1)

ANNUAL REPORT TO SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2001

DENMARK

Bancshares, Inc.

2001 ANNUAL REPORT

TABLE OF CONTENTS

Selected Financial Data 2

Presidents Letter 3

Independent Auditors Report 3

Consolidated Financial Statements 4

Notes to Consolidated Financial Statements 8

Managements Discussion and Analysis 22

Quarterly Financial Information 40

Denmark Bancshares, Inc. ("Company"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank, the Companys subsidiary bank, offers five full service banking offices located in the Villages of Denmark, Maribel, Reedsville, and Whitelaw, and the Town of Bellevue, serving primarily Brown, Kewaunee and Manitowoc Counties. The Company also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

SELECTED FINANCIAL DATA

PRESIDENTS LETTER

LETTER TO OUR SHAREHOLDERS AND FRIENDS:

Like other annual reports of Denmark Bancshares, Inc., 2001 was a year of many high points and many challenges. But all of it is insignificant in light of one date on the calendar September 11.

Our semi-annual dividend of $11.00 per share to shareholders of record December 11, 2001, payable January 2, 2002, represented a 2 1/4% increase over the last semi-annual dividend and a 7 1/4% increase over the dividend paid in January 2001.

On April 23, 2002, C.J. Stodola, a respected and dedicated member of our Board, will retire. His knowledge of the financial services industry will be missed.

Many of our employees hold positions of leadership in various civic, social, non-profit and charitable organizations. We actively support and commend their efforts. These voluntary efforts help assure that the communities we serve are better because of our involvement.

We ask that you continue to recommend our services to your friends, relatives and business associates and we thank you for your continued support as shareholders.

Sincerely,

/s/ Darrell R. Lemmens

Darrell R. Lemmens

Chairman of the Board

INDEPENDENT AUDITORS REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS

DENMARK BANCSHARES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, changes in stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

WILLIAMS YOUNG, LLC

/s/ Williams Young, LLC

Madison, Wisconsin

January 31, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of the Companys assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. The Company and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. The Company and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 3 and 5. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

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

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders equity. As a result of the adjustment from amortized cost to fair value, stockholders equity, net of applicable deferred income taxes, increased by $9,027 as of December 31, 2001 and decreased by $78,810 and $339,355 as of December 31, 2000 and 1999, respectively. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loans held for sale are carried in the aggregate at lower of cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers ability to pay.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $599,345, $847,300 and $1,526,250 and interest paid was $14,202,928, $14,978,902 and $11,521,032 for the years ended December 31, 2001, 2000 and 1999, respectively.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Goodwill and other intangibles are amortized on a straight-line basis generally over a period of up to 15 years. Intangible assets, net of accumulated amortization, included in Other Assets at December 31, 2001, 2000 and 1999 total $2,216,989, $2,475,812 and $2,695,325, respectively. Core deposit intangibles totaling $2,036,139 as of December 31, 2001, will be amortized over their remaining useful life of 10.5 years applying Financial Accounting Standard (FAS) 72 Accounting for Certain Acquisitions of Banking or Thrift Institutions. Beginning in 2002, the remaining intangible assets will be evaluated annually for impairment according to FAS No. 142 Goodwill and Other Intangible Assets.

Income Taxes

Deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes in accordance with FAS 109.

Treasury Stock

Treasury stock is shown at cost, and consists of 739, 556 and 433 shares, with a cost of $709,374, $465,032 and $305,426 as of December 31, 2001, 2000 and 1999, respectively.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 54,719, 54,875 and 54,992 for the years ended December 31, 2001, 2000 and 1999, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2001 and 1999, available-for-sale securities were sold for total proceeds of $2,560,631 and $2,997,578, respectively. No securities were sold during 2000. Gross realized gains totaled $3,659 and $7,257 for 2001 and 1999. Gross realized losses totaled $469 and $11,572 for 2001 and 1999, respectively.

During 2001 gross realized gains of $3,194 were included in earnings as a result of held-to-maturity securities being called. The amortized cost of these securities totaled $379,963. There were no dispositions of held to maturity securities during 2000 and 1999.

There were no significant concentrations of investments (greater than 10 percent of stockholders equity) in any individual security issuer.

Investment securities with an amortized cost of $191,585 and estimated fair value of $192,288, at December 31, 2001, were pledged to secure public deposits and for other purposes required or permitted by law.

Final loan maturities and rate sensitivity of the loan portfolio, excluding unsecured loans, at December 31, 2001, are as follows:

At December 31, 2001, loans with a maturity greater than one year with a variable interest rate totaled $2,336,117.

Other real estate owned represents real estate of which the Company has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $1,129,506 and $119,449 at December 31, 2001 and 2000, respectively. There was no other real estate owned at year end 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $6,983,459, $8,145,519 and $7,835,123 at December 31, 2001, 2000 and 1999, respectively. The reduction in interest income associated with nonaccrual loans is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Time deposit accounts issued in amounts of $100,000 or more totaled $30,202,649, $27,471,867 and $20,306,581 at December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, the Company had $74,784,748 of unused lines of credit with banks to be drawn upon as needed. Notes payable are secured by agricultural loans, Denmark State Bank and Denmark Ag Credit Corporation stock and have fixed and variable interest rates ranging from 2.10% to 4.21% as of December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages. AgriBank, FCB notes payable are secured by agricultural loans. Long-term debt has aggregate maturities for the five years 2002 through 2006 as follows: $18,005,922 in 2002, $2,006,413 in 2003, $6,946 in 2004, $7,522 in 2005 and $8,147 in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

    The Company may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 3% for 2001 and 2000 and 4% for 1999.

In addition, the money purchase plan generally provides for employer contributions of 5% in 2001 and 2000 and 4% in 1999, of each participants compensation.

The Company provides no post retirement benefits to employees except for the 401(k) profit sharing plan and the money purchase pension plan discussed above which are currently funded. The Company expensed contributions of $338,686, $322,358 and $324,854 for the years 2001, 2000 and 1999, respectively.

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
	Contract or
	Notional Amount	Secured
(In thousands)	December 31, 2001	Portion
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$32,058	$25,054
Standby letters of credit and financial guarantees written	1,556	1,556

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company and its subsidiaries evaluate each customers creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

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

The Company maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2001, was approximately $2,300,000.

Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - RELATED PARTY TRANSACTIONS

At December 31, 2001, 2000 and 1999 certain Company subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to the Company and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

	December 31,		2001
			New		Other	Ending
(In thousands)	1999	2000	Loans	Payments	Changes	Balance
Aggregate related party loans	$2,765	$2,798	$529	($485)	($133)	$2,709

NOTE 12 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. for the years 2001, 2000 and 1999. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, the company adopted an Employee Stock Purchase Plan. All company employees, except executive officers and members of the board of directors, are afforded the option to purchase a maximum number of shares set from time to time by the board of directors. Options granted must be exercised during a purchase period prescribed by the board. Typically options have been approved in December with the purchase period falling in the next year. Options are exercised at fair market value. A recap of option activity is as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Companys financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Companys assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Companys capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. See Note 17 - Subsequent Event for additional information concerning the Banks capital ratios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - RESTATED FINANCIAL STATEMENTS

The Companys largest subsidiary, Denmark State Bank (Bank) changed its methodology for calculating the allowance for credit losses to reflect the allowance for credit losses in accordance with a Federal Financial Institutions Examination Council (FFIEC) Interagency Policy Statement on Allowance for Loan and Lease Losses (ALLL), issued July, 2001. The Companys management, with the concurrence of federal regulators chose to adopt this methodology for determining the adequacy of the allowance for credit losses retroactively to the year ended December 31, 2000, resulting in a restatement of the financial statements as of December 31, 2000, from those originally reported. The effect of this restatement of the allowance for credit losses is summarized below:

Management determined that the effect of this change in methodology did not significantly change the allowance for credit losses for 1999.

NOTE 17 - SUBSEQUENT EVENT

The Bank underwent a regulatory examination and received its report in January 2002. This report referenced a Memorandum of Understanding that, among other things, will require the Bank to revise its lending policies and documentation of lending decisions, rotate its loan committee members, and maintain the following minimum capital ratios as of June 30 and December 31 of each calendar year the Memorandum is in effect, beginning in 2002:

Management believes that with actions presently being taken, the Bank will comply with the Memorandum of Understanding by the required dates.

MANAGEMENTS DISCUSSION AND ANALYSIS

Managements discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("Company"), is intended as a review of significant factors affecting the Companys consolidated results of operations during the three-year period ended December 31, 2001, and the Companys consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. The Companys subsidiaries are the Denmark State Bank ("Bank"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effect on the Companys future operating results. When relying on forward-looking statements to make decisions

MANAGEMENTS DISCUSSION AND ANALYSIS

with respect to the Company, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and the Company assumes no obligation to update any forward-looking statements.

In December 2001, the Bank restated its Consolidated Report of Condition and Income as of December 31, 2000 ("Call Report"), as filed with the Federal Deposit Insurance Corporation ("FDIC") and the State of Wisconsin Department of Financial Institutions, Division of Banking. Subsequently, in January 2002, the Company filed an amended Form 10-K for the period ended December 31, 2000, to reflect the changes made to the Banks Call Report. The changes related primarily to the Banks Allowance for Loan and Lease Losses ("ALLL") and provision for credit losses, with a corresponding effect on income. See the Consolidated Financial Statements Note 16 - Restated Financial Statements for additional information concerning the restatement. The following comparative discussion and analysis is based on the restated financial statements contained in this report rather than the Consolidated Financial Statements contained in the 2000 Annual Report previously distributed to shareholders.

REGULATORY MATTERS

On March 13, 2002, the Bank entered into a Memorandum of Understanding ("MOU") with the FDIC and with the State of Wisconsin Department of Financial Institutions, Division of Banking. The MOU is an informal administrative action designed to guide the Bank in its corrective efforts. The MOU was requested by the FDIC following a regularly scheduled examination of the Bank as of September 30, 2001. The MOU requires that the Bank eliminate certain assets from its books, provide for an adequate allowance for loan and lease losses, and amend and refile the Banks Reports of Condition and Income as of December 31, 2000, and forward, to reflect adequate provisions and allowances for loan and lease losses. The Bank believes that it has complied with these requirements. In addition, the MOU requires that management of the Bank implement procedures for the timely recognition of losses, that the Banks Board of Directors determine an appropriate allowance for loan and lease losses on a quarterly basis to be documented and recorded in the minutes, and that the Bank address certain documentation and underwriting concerns. Other significant provisions of the MOU include requirements that the Bank within specific time frames submit written plans to the regulatory agencies to collect or otherwise reduce the balances of certain problem loans, revise the Banks lending policy and practices and submit the revised policy to the regulators for review and comment, implement a comprehensive loan grading and review and reporting system, regularly rotate members of the Loan Committee and improve the Loan Committee loan presentation process, adopt a policy for other real estate owned by the Bank, and report quarterly to the FDIC and the State respecting compliance with the MOU. The MOU also requires that the Bank correct deficiencies in certain loans, eliminate technical exceptions, and correct certain violations, in each case as identified in the examination.

The MOU also requires that the Bank maintain a minimum Tier 1 capital ratio of 8.0% of total assets, Tier 1 capital ratio above 9.0% of risk-weighted assets and total capital (the sum of Tier 1 capital plus Tier 2 capital) above 10.5% of risk-weighted assets. If such ratios are less than the target as of June 30 or December 31 of each calendar year, the Bank shall within 30 days of such dates present to the FDIC and the State a plan to bring the ratios to the minimum required level.

Management and the Board of Directors of the Bank are taking actions to comply with all of the provisions of the MOU. The MOU is in effect until terminated by the FDIC and the State.

As a result of the capital ratio requirements contained in the MOU, management will need to closely monitor the Banks asset growth, earnings and dividends. Asset growth and or dividends may be restricted in order to maintain a minimum Tier 1 capital ratio of 8.0% of total assets. At year-end the Tier 1 capital to total assets ratio was 7.8%. As of January 31, 2002, as a result of earnings, the Banks Tier 1 capital to total assets ratio was 8.1% and has continued to increase thereafter. Also, management expects FDIC deposit insurance premiums to increase by approximately $75,000 in 2002 and to remain higher than previous years during the term of the MOU. Management has also identified, but not quantified, additional expenditures that will occur in part as a result of complying with the terms of the MOU. Additional staff time will be required for loan review, loan collections and reporting to the Board of Directors and regulators. Legal and other expenses related to acquiring and maintaining properties acquired through foreclosure are expected to increase as management reduces problem loans through increased collection efforts.

The Bank has also been informed by the FDIC that it must notify the FDIC in writing at least 30 days prior to the addition or replacement of a board member, and the employment or change in responsibilities of anyone who is or will become a senior executive officer.

MANAGEMENTS DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings Performance

The Company recorded net income of $2,845,126 in 2001. This represents an increase of $2,099,831 or 281.7% compared to 2000 earnings. The increase in net income is primarily attributable to higher net interest income, a decrease in the provision for loan losses and higher noninterest income. Net interest income increased by $2,186,149 primarily as a result of a higher net interest spread. The provision for loan losses decreased by $1,431,035 for the reasons discussed below under Financial Condition Allowance For Credit Losses. Noninterest income increased by $387,896 or 37.2% higher than 2000. These items more than offset higher noninterest expense, which increased by $762,539, and higher income tax expense, which increased by $1,142,710. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $401,032 or 8.6% higher than 2000, and higher other operating expenses which increased by $308,294 or 21.3% higher than 2000.

The increase in net income in 2001 followed a decrease of $2,472,088 or 76.8% in 2000 compared to 1999 earnings. The decrease in net income was primarily attributable to higher provision for loan losses. The provision for loan losses increased by $3,251,535 or 1,042.2% higher than 1999. The increase in the provision for loan losses was largely due to the increase and deterioration in impaired loans at year-end. The related allowance for impaired loans increased by $2,333,865 from year-end 1999. For the fourth quarter of 2000 the Company changed its methodology for determining the allowance for loan losses consistent with guidelines published by the FDIC. The Company also increased the risk factor percentages applied to certain categories of the Banks loans used to determine the allowance for loan losses as of December 31, 2000. Higher noninterest expenses and lower net interest income also negatively impacted the results. Noninterest expenses increased by $505,072 or 7.3% higher than 1999. The increase in noninterest expenses is primarily attributable to increases in salaries and employee benefits expense which increased $247,045 or 5.6% higher than 1999, and higher occupancy expense which increased by $136,187 or 20.0% higher than 1999. As a result of a declining net interest spread, net interest income decreased $342,967 or 3.2% lower than the prior year. Interest income increased by $3,561,888 or 16.0% higher than the previous year. Interest expense increased $3,904,855 or 33.7% higher than 1999.

On a per share basis, net income was $52.00 in 2001 compared with $13.58 in 2000 and $58.51 in 1999. Return on average assets for the Company was .83% in 2001 compared to .22% in 2000 and 1.09% in 1999. Return on average equity in 2001 was 8.66% compared to 2.25% and 10.23% in 2000 and 1999, respectively.

Net Interest Income

Net interest income is the largest component of the Companys operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis increased 20.7% or $2,310,504 from 2000 to 2001. The increase is primarily attributable to a higher net interest spread, which increased from 2.70% during 2000 to 3.41% during 2001. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The yield on earning assets fell by 20 basis points from 8.33% to 8.13% while the cost of funds decreased by 91 basis points from 5.63% to 4.72% resulting in an increase in net interest spread of 71 basis points. Management attributes the increase in net interest spread to the decline in market interest rates during 2001. Beginning on January 3, 2001, and ending on December 11, 2001, the Federal Reserve lowered the federal funds rate eleven times for a total reduction of 475 basis points. As a result, banks also lowered the prime rate of interest from 9.50% to 4.75% during the same time period. The Companys net interest spread improved during this rate environment because many of the Companys interest-bearing liabilities, including money market accounts, notes payable and certain FHLB advances, repriced almost immediately. Conversely since the Company has few loans tied to prime the loan portfolio did not reprice as quickly.

As indicated in the tables presented on the following pages, changes in the volume and mix of earning assets and interest-bearing liabilities contributed $0.6 million to net interest income for 2001 compared to 2000, while changes in rates added $1.7 million for a total increase of $2.3 million. Average earning assets increased by $10.6 million or 3.3% during 2001 compared to 2000. Average interest-bearing liabilities increased by $8.5 million or 3.1% during 2001.

MANAGEMENTS DISCUSSION AND ANALYSIS

Net interest income decreased 2.2% or $249,636 from 1999 to 2000. The decrease was primarily attributable to a lower net interest spread, which more than offset increased net interest income generated by larger volume. The Companys net interest spread fell from 3.30% in 1999 to 2.70% during 2000. The yield on earning assets increased by 20 basis points during 2000 while the cost of funds increased by 80 basis points compared to 1999. The decline in the net interest spread was primarily attributed to the rise in short-term rates during 1999 and 2000. The Federal Reserve raised the federal funds rate six times between July 1, 1999 and May 16, 2000.

Average earning assets increased by $37.2 million or 13.2% during 2000 compared to 1999. This increase generated $3.1 million of additional interest income. Average interest-bearing liabilities increased by $35.0 million or 14.6% during 2000. This increase in the volume of interest-bearing liabilities resulted in an increase to interest expense totaling $2.0 million. The net increase to interest income of $1.1 million attributed to the increased volume and mix of earning assets and interest-bearing liabilities was offset by the net decrease in interest income of $1.4 million attributed to the change in average rates outstanding during 2000 compared to 1999.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

MANAGEMENTS DISCUSSION AND ANALYSIS

The Companys consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

  Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

  The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

  Securities are shown at amortized cost.

MANAGEMENTS DISCUSSION AND ANALYSIS

Noninterest Income

Total noninterest income was $1,430,439, an increase of $387,896 or 37.2% in 2001. The increase is primarily the result of higher gains from the sale of loans, which increased by $270,912. The Bank sold $26.6 million of residential real estate loans to the secondary mortgage market during 2001 compared to $1.4 million during the previous year. Mortgage refinancing activity was robust during 2001 as long-term fixed mortgage rates fell by an average of 100 to 150 basis points during 2001. Appraisal fees were $33,800 higher during 2001 compared to the previous year. The number of appraisals performed each year is closely related to the number of residential loans sold to the secondary mortgage market because these loans typically require a recent appraisal. Commissions from insurance sales increased by $83,786 during the most recent year. The higher commissions are mostly attributable to bonuses received based on volume and loss experience from prior years. Management expects a decline in the bonuses received during 2002 and consequently lower income from insurance activities. The Bank implemented service charge increases during the third quarter of 2001 and as a result overdraft fees increased $54,646 compared to 2000. Brokerage fees and commissions from the sales of common stocks, mutual funds and annuities decreased by $57,773 during 2001 compared to 2000. Management attributes the decline to the volatility in the equity markets and a slowing economy, which combined to curtail investment activity.

Noninterest income decreased by $28,217 in 2000 compared to 1999. The decrease was primarily the result of a decrease in appraisal fees, which were $41,002 lower than the previous year and a decrease of $22,306 from the sale of loans. The volume of secondary market loans sold was significantly lower during 2000 because of higher mortgage rates prevailing during 2000. Commissions from the sales of insurance and mutual funds decreased by $18,707 during 2000 compared to 1999. These decreases were partially offset by increases in ATM surcharges and check card fees which rose by $28,771 and overdraft fees which increased by $21,001.

The following table sets forth certain items of noninterest income:

Noninterest Expense

Salaries and employee benefits expense increased $401,032 or 8.6% in 2001. The increase is primarily attributable to an increase of $217,371 or 6.4% in salaries. The average number of full-time equivalent employees was 90 and 88 for the years ended December 31, 2001 and 2000, respectively. Higher insurance benefits, which increased by $150,118 or 23.0% in 2001, also contributed to the overall increase in salaries and benefits expense.

Occupancy expenses increased by $81,286 primarily as a result of higher depreciation expense which rose $51,510. Capital expenditures totaled $316,361, $970,817 and $1,130,272 for the years ended December 31, 2001, 2000 and 1999, respectively. The major outlays during 2000 were for the remodeling of the Bellevue facility while the major outlays during 1999 included the Bellevue remodeling and technology improvements.

Other operating expenses increased $308,294 or 21.3% in 2001. The Bank incurred $169,795 of expenses to repair and maintain properties acquired and held as other real estate during 2001. Most of these costs were one-time charges. However, insurance expense, utilities and real estate taxes are ongoing expenditures that will be incurred for the properties held at year-end and any subsequently acquired. Professional fees were $142,681 in 2001 compared to $57,749 in 2000, an increase of $84,932. Professional fees include expenditures for legal, audit, tax and appraisal services. The increase is attributable to additional legal expenses incurred to collect delinquent loans and higher legal and audit fees incurred in connection with the restatement of the December 31, 2000 financial statements. The amortization of intangibles increased by $39,310 in 2001. McDonald reduced goodwill associated with the previous purchase of insurance agencies from $243,764 at year-end 2000 to $180,850 at December 31, 2001. The amortization for 2001 was $62,914 compared to $22,432 in 2000.

During 2000, salaries and employee benefits expense increased $247,045 or 5.6%. The increase was primarily attributable to an increase of $152,657 in salaries and higher insurance benefits which increased by $188,900. Occupancy expenses increased by $136,187 primarily as a result of higher depreciation expense which rose $94,671. Data processing expenses increased by $113,467. Included are one-time expenses of $33,000 for design and implementation of a comprehensive network security plan and $10,000 to implement check image technology.

MANAGEMENTS DISCUSSION AND ANALYSIS

The efficiency ratios (total noninterest expense divided by the sum of net interest income on a fully taxable equivalent basis and noninterest income excluding securities gains or losses) were 55.1%, 61.1% and 55.6% for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table sets forth certain items of noninterest expense:

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of the Company on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

Total assets at December 31, 2001, were $346.4 million. This represents an increase of $1.1 million, or 0.3% over year-end 2000. Total loans declined by $12.9 million or 4.6% lower than the previous year-end. The decrease in loans is primarily attributable to the sale of $26.6 million of fixed-rate residential loans to the secondary mortgage market. Available-for-sale investment securities declined by $14.7 million at year-end. During 2001, $13.5 million of U.S. Government agency securities were called. The proceeds were used primarily to increase the tax-exempt (classified as held-to-maturity) securities portfolio in order to reduce taxable income. Federal funds sold increased by $15.5 million primarily as a result of the liquidity provided by the sale of loans. Total deposits increased by $7.1 million or 2.9% higher than the previous year-end. The deposit growth, combined with the decline in the loan portfolio, allowed the Company to reduce other borrowings by $6.8 million.

At December 31, 2000, total assets increased by $23.9 million or 7.4% higher than the previous year-end. The Bank experienced above average loan growth during 2000. Total loans increased by $24.4 million or 9.5% higher compared to a year earlier. Total deposits increased by $33.7 million or 15.9% higher than the previous year-end. A special CD promotion during the third quarter of 2000 produced $15 million in new deposits. Management also attributes the deposit growth to volatility in the equity markets and to the higher interest rates prevailing during the year. The deposit growth allowed the Company to fund loans and also to reduce other borrowings by $10.1 million.

MANAGEMENTS DISCUSSION AND ANALYSIS

Investments

Investment balances in various categories at the end of each of the last three years were as follows:

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

At December 31, 2001, the carrying value of investment securities totaled $37.8 million, a decrease of $5.2 million, or 12.1% lower than year-end 2000. The U.S. Government agencies as of year-end 2000 consisted of callable securities, which were called prior to maturity because of the lower short-term interest rates prevailing during 2001. The municipal securities portfolio increased by $9.4 million during 2001 in order to increase tax-exempt income. The securities purchased consisted of general obligation and revenue bonds with a minimum A rating (except for non-rated Wisconsin municipalities) with 15 to 17 year final maturities. These securities provided favorable tax equivalent yields compared to the yields on taxable securities. The carrying value at December 31, 2001, includes $14,890 of net unrealized gains on available-for-sale securities compared to $128,844 of net unrealized losses at year-end 2000. The net unrealized gains of the held-to-maturity securities amounted to $615,195 as of December 31, 2001, compared to $896,743 at year-end in 1999.

The following table shows the maturities of investment securities at December 31, 2001, and the weighted average yields of such securities:

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Money market mutual funds classified as other securities have been included in "Due in one year or less" in the table above. The average maturity of the portfolio was 10.9 years as of December 31, 2001, compared to 6.5 years and 6.5 years at year-end in 2000 and 1999, respectively. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENTS DISCUSSION AND ANALYSIS

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

There were no significant concentrations of investments (greater than 10 percent of stockholders equity) in any individual security issuer, except for securities issued by U.S. Government agencies and corporations.

Loans

The following table sets forth major types of loans (excluding loans held for sale) and the percentage of total loans for each type at the end of the last three years:

The following sets forth the maturities of various categories of loans (excluding loans held for sale) at December 31, 2001:

Substantially all loans maturing over one year are at fixed interest rates.

Of the real estate loans shown in the above table, $94.5 million or 55% are residential mortgages, the Companys largest single category of loans. Approximately $86.3 million of these are one-year notes, which are renewed annually, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. The remaining residential mortgages are fixed rate loans for three and five year terms. Virtually all of these notes amortize principal indebtedness over a ten to twenty-five year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates.

MANAGEMENTS DISCUSSION AND ANALYSIS

At December 31, 2001, $58.2 million or 22% of the Companys outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Virtually all of these notes are written on a one-year basis, which allows the Company to review credit information and collateral values annually to ensure continued loan quality.

The Company does not make unsecured loans other than credit card advances, which aggregated $650,867 or .25% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $320,294 or .12% of total loans outstanding and deposit account overdrafts totaling $122,373 at December 31, 2001.

The following table shows nonaccrual loans by primary collateral as of December 31, 2001:

Nonaccrual loans totaled $6,983,459, $8,145,519 and $7,835,123 at December 31, 2001, 2000 and 1999, respectively. Approximately $5.2 million of the total nonaccrual loans at December 31, 2001, are real estate loans. Management considers these loans adequately secured. Approximately $1.6 million of the total nonaccrual loans are secured by business assets. Of the nonaccrual loans secured by business assets, $541,032 are secured by used automobiles and parts, $441,098 are secured by trucking equipment and $401,801 are secured by equipment used in logging and lumber businesses. These loans are marginally secured and management expects some charge-offs to occur in 2002. Approximately $1.3 million of the total nonaccrual loans (including both loans secured by real estate and loans secured by business assets) are concentrated in three businesses that derive their primary source of income from the sale of used automobiles and parts. The Bank incurred charged-offs totaling $863,847 to these three borrowers during 2001 and $81,394 subsequent to year-end (which reflects some of the expected charge-offs in 2002 for nonaccrual loans secured by business assets described above). The Bank has initiated legal proceedings against all three of the businesses.

The Company has no accruing loans that are past due 90 days or more. The Banks policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on managements view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2001, were $886,617 compared to $3,507,825 and $3,312,693 in 2000 and 1999, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period. Restructured loans declined at year-end 2001 because a $1.8 million loan previously considered restructured is performing as agreed since the second quarter of 1999 and is paying a market rate and consequently is no longer considered restructured and a $1.0 million loan was transferred to other real estate owned during 2001.

Potential problem loans totaled $13,313,347 as of December 31, 2001. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Managements decision to place loans in this category does not necessarily mean that the Company expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

Other real estate owned, which is included in other assets, totaled $1,129,506 and $119,449 at December 31, 2001 and 2000, respectively. The other real estate held at December 31, 2001, consisted of three commercial properties and a residential property acquired in satisfaction of loans. Subsequent to year-end one of the commercial properties booked at $400,000 was sold for net proceeds of approximately $440,000.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

  Includes impaired loans of $3,838,623, $6,546,199 and $6,533,918 as of December 31, 2001, 2000 and 1999, respectively.

  Excludes restructured loans of $886,617, $1,750,072 and $3,312,693 as of the years ended December 31, 2001, 2000 and 1999, respectively, which are included with nonaccrual loans.

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including the Banks and DACCs loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. The increase and deterioration in impaired loans at year-end 2000 was largely responsible for the substantial increase in the provision for loan losses in 2000. For the fourth quarter of 2000 the Company changed its methodology for determining the allowance for loan losses consistent with guidelines published by the FDIC. The Company also increased the risk factor percentages applied to certain categories of the Banks loans used to determine the allowance for loan losses as of December 31, 2000. The risk factor percentages were increased for most of the types of loans but in particular commercial loans and commercial real estate loans were assigned the highest risk factors and increased the most over the previous years risk factor percentages. The same risk factor percentages were used at December 31, 2001. The allowance for credit losses represents managements best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2001, the Companys investment in impaired loans totaled $4,475,345 compared to $8,303,953 one year earlier. The reduction in impaired loans at year-end is primarily the result of charging-off $2.3 million of these loans and transferring $1.0 million to other real estate during 2001. The impaired loans required a related allowance for credit losses of $740,334 at December 31, 2001.

In 2001 the Companys provision for credit losses was $2,132,500 compared to $3,563,535 and $312,000 during 2000 and 1999, respectively. Net charge-offs were $3,179,768 for the year ended December 31, 2001, compared to net charge-offs of $274,786 and $87,806 for the years ended 2000 and 1999, respectively. The ratio of allowance for credit losses to total loans at year-end was 2.06% compared to 2.34% at December 31, 2000. The net decrease to the allowance was $1,047,268 or 15.9% lower than year-end 2000. Although the allowance for losses declined at year-end because net-charge-offs exceeded the provision for loan losses, an adequate allowance was maintained because total loans outstanding declined by $12.9 million and the portion of the allowance required for impaired loans fell by $1.9 million. In determining the adequacy of the allowance for losses at year-end the Company utilized the same risk factor percentages for loans other than impaired loans that it used at December 31, 2000.

The Companys ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.27% at December 31, 2001, compared to 3.99% and 3.72% at December 31, 2000 and 1999, respectively.

MANAGEMENTS DISCUSSION AND ANALYSIS

The Companys portfolio is heavily concentrated in the Banks three-county primary service area and would be subject to fluctuations in local economic conditions. The Company does have a concentration of agricultural-related loans amounting to approximately 21.9% of total loans as of December 31, 2001. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last three years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $631,875 at December 31, 2001. This represents .24% of total loans outstanding and 5.5% of the Companys total past due loans. During 2001 there were $5,590 of net recoveries on loans considered agricultural-related compared to $49,532 of net charge-offs during 2000. Management does not believe that these risks associated with the Companys loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2001, of $5,524,293 (equal to 2.06% of the total loans) is adequate to cover credit risks in the loan portfolio.

Changes in the allowance for credit losses in each of the three most recent years were as follows:

MANAGEMENTS DISCUSSION AND ANALYSIS

In 2001 the Companys ratio of charge-off loans to average loans outstanding was 1.17% compared to .11% and .06% during 2000 and 1999, respectively. The charge-offs during 2001 include $2.2 million attributable to four borrowers that derived their income from the sale of used automobiles and parts. Weaknesses in the Banks floor plan lending procedures combined with apparent fraud on the part of the borrowers contributed to the losses. Assets subject to security interests were sold without a corresponding reduction of the loans. The Company does not expect future recoveries from these borrowers. The 2001 charge-offs also include $346,000 of a loan to a real estate developer. Subsequent to year-end, the borrower provided additional collateral in the form of undeveloped residential lots. Management expects to recover the entire charge-off when the lots are sold. Also included in the charge-offs for the most recent year are $340,000 of loans to two businesses in the logging and lumber business. One of the businesses is being liquidated and some recovery is likely. The other business is a long-term workout with recoveries ongoing as monthly payments are received. Subsequent to year-end, the Bank has charged-off approximately $300,000 of additional loans. Of theses charge-offs $122,258 relates to a loan to a trucking company currently in bankruptcy proceedings and $81,394 relates to loans to three used automobile dealers who had nonaccrual loans at year-end as discussed above.

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

At December 31, 2001, total deposits were $252,687,672, an increase of $7,066,369 or 2.9% compared to December 31, 2000. The decrease in non-interest bearing deposits is primarily attributable to a business depositor whose balance at year-end was $3.2 million lower than the previous year-end. The combined balances of money market and passbook savings accounts increased $8.9 million or 12.7% at year-end while certificates of deposit increased by $1.0 million or 0.8%. Management attributes the growth in the liquid savings accounts and the flatness of growth in certificates of deposit to the interest rate environment. The one-year CD rate dropped from 6.5% at the beginning of the year to 2.75% at year-end. The yield on money market accounts dropped from 5.80% to 1.63% at year-end. Some depositors were unwilling to invest in certificates at these historically low levels and consequently left the funds in the more liquid money market accounts waiting for other investment opportunities. The Bank continues to face strong competition for core deposits in all of its market areas.

Total deposits increased $33,687,647 or 15.9% at December 31, 2000, compared to year-end 1999. The increase in non-interest bearing deposits was primarily attributable to a business depositor whose balance at year-end was $4.2 million higher than the previous year-end. Money market and passbook savings accounts decreased at year-end as depositors shifted funds from these accounts into higher yielding certificates of deposit during 2000. Certificates of deposit and other time deposits increased by $29.3 million or 29.4% compared to the previous year-end. During July 2000, the Bank offered for one week a twelve-month fixed rate certificate of deposit. The special rate promotion, which generated approximately $15 million in new deposits, was offered in conjunction with the grand re-opening of the remodeled Bellevue facility. Nearly all of the deposits generated with this promotion were retained and renewed for twelve months upon their maturity in July 2001. Total deposits attributable to the Bellevue Office increased by $20.7 million or 34.8% at year-end 2000 compared to December 31, 1999. Management also attributes the growth in certificates of deposit to the higher interest rates prevailing during 2000 and to the guaranteed return and stability offered to investors compared to the volatility exhibited in the equity markets during 2000.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table shows, as of December 31, 2001, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

Other Borrowed Funds

The following sets forth information concerning other borrowed funds for the Company during each of the last three years:

The Company utilizes a variety of short-term and long-term borrowings as a source of funds for the Companys lending and investment activities and for general business purposes. The Company has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consists of secured borrowing under existing lines of credit. At December 31, 2001, the Company had $99.0 million of established lines of credit.

DACCs primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2001, DACC had established lines of credit of $37 million of which $21.7 million were drawn in the form of short-term notes payable and $2.0 million in long-term notes payable.

Deposit growth during 2001, combined with the decline in total loans allowed the Bank to reduce borrowings from the FHLB during 2001. The total of short and long-term advances decreased by $6.3 million from $38.3 million at December 31, 2000, to $32.0 million at year-end. In April 2002, a $15.0 million FHLB long-term advance is maturing.

MANAGEMENTS DISCUSSION AND ANALYSIS

Management considers it likely the advance will be reduced by $10.0 million and the remaining $5.0 million will be refinanced. Strong deposit growth during 2000 allowed the Bank to reduce FHLB borrowings by $9.9 million.

Note 7 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Stockholders Equity

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of the Company as of December 31, 2001, and the applicable regulatory requirements.

	Ratio	Regulatory Requirements
Equity as a % of assets	9.6%	N/A
Core capital as a % of average assets	9.1%	4.0%
Core capital as a % of risk-based assets	12.8%	4.0%
Total capital as a % of risk-based assets	14.1%	8.0%

The Companys core and risk-based capital ratios, as shown in the table, are well above the minimum levels. As previously discussed, the Bank entered into a Memorandum of Understanding (MOU) with the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division") on March 13, 2002, that requires, among other things, that the bank maintains a minimum of Tier 1 (core) capital ratio of 8.0% of total assets, Tier 1 capital above 9.0% of risk-weighted assets and total capital (the sum of Tier 1 capital plus Tier 2 capital) above 10.5 % of risk-weighted assets. See Note 17 - Subsequent Events of the Notes to the Consolidated Statements for additional information. This requirement of the MOU will limit the Banks asset growth and amount of dividends available to be paid to the Company.

Stockholders equity at December 31, 2001, increased 4.7% to $33,371,362 or $611 per share, compared with $31,872,213 or $582 per share one year ago. Cash dividends declared in 2001 were $21.75 per share compared with $20.00 and $17.25, in 2000 and 1999, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 41.8%, 147.2% and 29.5% in 2001, 2000 and 1999, respectively.

The ability of the Company to pay dividends on the Common Stock is largely dependent upon the ability of the Bank to pay dividends on the stock held by the Company. The Banks ability to pay dividends is restricted by both state and federal laws and regulations. The Bank is subject to policies and regulations issued by the FDIC and the Division, which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. At the present time written consent of the Division is required for the payment of dividends by the Bank which exceeds current year income. While the MOU is in effect, the Bank must maintain the required capital ratios outlined in the MOU. The MOU establishes higher capital requirements than those applicable under federal regulations. This requirement could limit the amount of dividends the Bank pays to the Company. Note 15 - Regulatory Matters and Note - 17 Subsequent Events of the Notes To Consolidated Financial Statements contains information concerning capital ratios of the Bank.

Management believes that 2002 earnings of the Bank will be sufficient to pay dividends to the Company and maintain an 8.0% tier 1 capital ratio for the Bank, as required by the MOU. The Company could also receive dividends from DACC. In December 2001, DACC paid $600,000 in dividends to the Company. For the year ended December 31, 2001 DACC had net income of $741,406. The core capital ratio of DACC as of December 31, 2001, was 19.7%. DACC has the earnings and capital strength to provide additional dividends to the Company.

MANAGEMENTS DISCUSSION AND ANALYSIS

Liquidity

Liquidity refers to the ability of the Company to generate adequate amounts of cash to meet the Companys needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2001, net cash provided by operating activities amounting to $2.4 million, a $5.6 million decrease in investment securities, a $10.6 million decrease in loans and an increase in deposits amounting to $7.1 million, as shown in the Consolidated Statements of Cash Flows, provided sources of funding. The increase in federal funds sold of $15.5 million and the net decrease in other borrowings of $6.8 million were the major uses of cash during 2001.

During 2000 the major sources of funds were loan repayments, net cash provided by operating activities of $3.4 million and an increase in deposits amounting to $33.7 million. The net increase in loans of $25.9 million and the net decrease in other borrowings of $10.1 million were the major uses of cash during 2000.

The Bank maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. The Bank also has the ability to borrow approximately $8 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of the Bank was 92.0%, 100.2% and 104.2% at December 31, 2001, 2000 and 1999, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources the Bank is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2001, the amount owed to the Federal Home Loan Bank was $32.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by the Bank and by the amount of common stock of FHLB of Chicago purchased by the Bank. The maximum amount of collateral that can be pledged to FHLB by the Bank is limited by state law to four times capital. The Bank could borrow an additional $26.0 million from the FHLB based on its $3.0 million investment in FHLB common stock and eligible collateral. The Bank also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2001 the Bank sold $26.6 million of residential loans to the secondary mortgage market.

Other sources of liquidity for the Company consist of established lines of credit by DACC and by the parent company. As of December 31, 2001, DACC has unused lines of credit of $13.3 million and the parent company has an available line of credit of $1.4 million. See Note 10 - Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of the Companys commitments to extend credit. Management believes the Companys liquidity position as of December 31, 2001, is adequate under current economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

The Companys principal market risk exposure is interest rate risk. The objectives of the Companys interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of the Company while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of the Companys asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. The Company does not hold any assets or liabilities for trading purposes.

The Companys interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of the time deposits. The Companys investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as seventeen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 10.4% of total assets at year-end.

MANAGEMENTS DISCUSSION AND ANALYSIS

The Banks Interest Rate Risk Management Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by the Banks Board of Directors in the Interest Rate Risk Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income. The following table summarizes results of simulations as of the end of the two most recent years:

As of December 31, 2001
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$15,900,000	$300,000	1.9%
No change	$15,600,000	--	--
100 basis point decline	$15,300,000	($300,000)	(1.9)%

As of December 31, 2000
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$11,919,960	($1,483)	(.01)%
No change	$11,921,443	--	--
100 basis point decline	$11,895,926	($25,517)	(.21)%

The above results show the behavior of the Companys interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations do not contemplate any actions the Interest Rate Risk Management Committee could implement in response to changes in interest rates.

Management also measures the Companys exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in the Banks investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model the Company utilizes approximates the average life of earning assets and interest-bearing liabilities and therefore the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

MANAGEMENTS DISCUSSION AND ANALYSIS

The following table presents the Companys projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2001
Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$31,100,000	($3,700,000)	(10.6)%
No change	$34,800,000	--	--
100 basis point decline	$38,100,000	$3,300,000	9.5%

As of December 31, 2000
Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$26,421,816	($2,976,306)	(10.12)%
No change	$29,398,122	--	--
100 basis point decline	$32,266,419	$2,868,297	9.76%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2001, the Companys estimated changes in the market value of equity are within limitations established by the Companys Board of Directors. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in theses calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2001:

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for the Companys common stock:

  In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of the Company and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by the Company pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to the Company may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 200% of book value until March 28, 2000, 205% of book value until March 27, 2001, and 210% of book value thereafter. The Board of Directors of the Company may consider changes in the applicable percentage at future meetings.

  The ability of the Company to pay dividends is subject to certain limitations. See "Stockholders Equity" in Managements Discussion and Analysis.

As of March 1, 2002, the Company had 1,051 shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated: