Form 10-K, Exhibit 13
period 2003-12-31
DENMARK BANCSHARES INC
filed 2004-03-30
CIK 885531

DENMARK

Bancshares, Inc.

2003 ANNUAL REPORT

TABLE OF CONTENTS

Selected Financial Data 2

President's Letter 3

Independent Auditors' Report 3

Consolidated Financial Statements 4

Notes to Consolidated Financial Statements 8

Management's Discussion and Analysis 23

Directors and Executive Officers 42

Quarterly Financial Information 43

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC") and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

PRESIDENT'S LETTER

To Our Shareholders and Friends:

We are pleased to present the 2003 Annual Report of Denmark Bancshares, Inc. Your Company enjoyed another successful year and once again attained moderate growth in deposits and assets, as well as shareholders' equity.

Our semi-annual dividend of $6.25 per share to shareholders of record December 9, 2003, payable January 2, 2004, represents a 4 1/2% increase over the last semi-annual dividend and a 8 3/4% increase over the dividend paid in January 2003.

On April 27, 2004, B.E. Mleziva D.V.M., a dedicated and respected member of our Board of Directors will retire. His knowledge of the financial services industry will be truly missed.

With numerous bank acquisitions and interstate banking, we are proud to serve as an independent bank holding company with local ownership. Denmark Bancshares, Inc. remains committed to being a quality, high performing, independent financial service company that creates value for our shareholders and customers.

As always, we appreciate your continued support as shareholders and ask that you recommend our services to your friends, relatives and business associates.

Sincerely,

Darrell R. Lemmens

Chairman of the Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

Denmark Bancshares, Inc. and Subsidiaries

Denmark, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Denmark Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Wipfli LLP

February 5, 2004

Madison, Wisconsin

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of DBI's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

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

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

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

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,177,657, $1,255,000 and $599,345 and interest paid was $6,682,440, $8,221,497, and $14,202,928 for the years ended December 31, 2003, 2002 and 2001, respectively.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan and lease losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $1,074,070 and $780,674 at December 31, 2003 and 2002, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock and AgriBank stock. Other investments are evaluated for impairment on an annual basis.

As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Other intangibles are included in Other Assets.

Income Taxes

Deferred income assets and liabilities are determined using the balance sheet method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes.

Treasury Stock

Treasury stock consists of 195 and 2,551 shares, at a cost of $67,738 and $1,429,820 as of December 31, 2003 and 2002, respectively and is netted against common stock on the consolidated statement of financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Split

In March 2002, the Board of Directors authorized a two-for-one common stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on June 11, 2002, payable on July 1, 2002. Accordingly, outstanding shares of common stock were increased from 54,365 to 108,730 shares. Since the common stock has no par value, there was no increase in the common stock account. References in the consolidated financial statements and notes with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 110,195, 108,626 and 109,438 for the years ended December 31, 2003, 2002 and 2001, respectively.

New Accounting Pronouncements

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption had no material impact on DBI's results of operations, financial position, or liquidity.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments, except mandatorily redeemable financial instruments, entered into or modified after May 31, 2003. For mandatorily redeemable financial instruments the effective date has been deferred indefinitely. The adoption had no effect on DBI's results of operations, financial position, or liquidity.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. At December 31, 2003, those required reserves of $975,000 were satisfied by currency and coin holdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No securities were sold during 2003 and 2002. During 2002 gross realized gains of $7,350 were included in earnings as a result of held-to-maturity securities being called. The amortized cost of these securities totaled $300,000. There were no dispositions of held-to-maturity securities during 2003.

One mortgage-backed investment security with a fair market value of $4,727,108 has an unrealized loss of $106,684. This security has been in an unrealized loss position for less than 12 months. The unrealized loss in the portfolio is considered to be temporary in nature due to the current interest rate environment and the stated rate on the individual security and as such none of the unrealized losses are considered to be credit related.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer, except for securities issued by U.S. Government agencies and corporations.

Investment securities with an amortized cost of $108,696 and estimated fair value of $109,954, at December 31, 2003, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $6,281,472 and $6,090,492 at December 31, 2003 and 2002, respectively. The reduction in interest income associated with nonaccrual loans is as follows:

In January 2004, DBI entered into an agreement for $1,525,400 to construct a new branch.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $18,260,509 and $24,047,779 at December 31, 2003 and 2002, respectively. Notes payable are secured by agricultural loans with a carrying value of $25,528,496 and $27,515,142 as of December 31, 2003 and 2002, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 1.40% to 1.92% at December 31, 2003. As of December 31, 2003, DBI had $42,920,082 of unused lines of credit with banks to be drawn upon as needed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $74,039,401 and $83,697,900 as of December 31, 2003 and 2002, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $25,528,496 and $27,515,142 as of December 31, 2003 and 2002, respectively. The pledged notes also secure short-term borrowings. Long-term debt has aggregate maturities for the five years 2004 through 2008 as follows: $6,946 in 2004, $2,007,522 in 2005, $413,147 in 2006, $10,008,823 in 2007 and $4,009,555 in 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

.16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially cover all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

    DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

    DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2003 and 3% for 2002 and 2001.

In 2002 and 2001 DBI had a money purchase plan that provided employer contributions of 5% of each participant's compensation. As of January 1, 2003, the money purchase plan merged into DBI's profit sharing and retirement savings plan.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $373,939, $374,843 and $338,686 for the years 2003, 2002 and 2001, respectively.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF - BALANCE SHEET RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2003, variable rate commitments totaled $9,487,056.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2003, was approximately $3,260,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - PARENT COMPANY ONLY INFORMATION

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. No rights were granted in 2003. In 2002, 450 rights were granted and of those 186 shares were purchased in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold

For cash and federal funds sold, the carrying amount is a reasonable estimate of fair value.

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

Other Investments

For other investments, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

NOTE 18 - CONTINGENCY

DSB is currently involved in a franchise tax audit with the State of Wisconsin Department of Revenue. Management cannot reasonably estimate the amount of liability, if any, that may result from the audit. Accordingly, no provision for any estimated loss is reflected in the accompanying financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2003, and DBI's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, and by external auditors, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the adequacy of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2003.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required DBI to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

Other Events

In August 2003, DSB received a notice of audit from the Wisconsin Department of Revenue. The notice stated that the audit would cover tax years 1997 to 2002 and would relate primarily to the issue of income of DSB's Nevada investment subsidiary. Like many financial institutions in Wisconsin, DSB transferred investment securities to a subsidiary located in Nevada. The income of this subsidiary has not been reported to Wisconsin for income tax purposes in reliance on private rulings issued to DSB by the Department. The Department has told representatives of the Wisconsin banking industry that it will be conducting audits of numerous banks with investment subsidiaries to determine if all or part of the income of the subsidiary should be attributed to the parent bank and that it will be revoking private rulings previously issued. DSB's audit appears to be part of this initiative.

If the Department should be successful in taxing the income of DSB's Nevada subsidiary, DBI's net income will be reduced in the future in approximately the amount of the new taxes imposed. At this time, DBI management does not know whether the Department will attempt to impose taxes (and interest or penalties) with respect to prior periods, despite the rulings received for those periods from the Department. If the Department made such attempt and were fully successful, the net tax liability for prior periods subject to the audit would be approximately $635,000, based on approximately $12.2 million of net income of the Nevada subsidiary during those periods. In addition, DBI is likely to incur expenses in addressing the audit, including legal and accounting fees. DBI management has not yet determined whether it is appropriate to create a loss contingency reserve.

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE OVERVIEW

The year 2003 was an eventful one for DBI. In August, DBI opened a full service branch office in Wrightstown. DBI also received approval from regulators to establish a second branch in Wrightstown and construction of a 6,750 square foot office building has begun with an anticipated opening date during the third quarter of 2004. The construction of the Financial Center building in Denmark was also completed during the third quarter of 2003. In the fourth quarter, DBI completed an offering of its common stock. DBI recorded net income of $4.3 million in 2003. This represented a return on average assets of 1.24% and a return on average equity of 10.8%.

DBI's common stock offering was oversubscribed by 33%. On November 3, 2003, the Board of Directors of DBI authorized the sale of an additional 2,000 shares, then held in treasury, in order to satisfy some portion of the oversubscribed amount. In total, DBI sold 12,850 shares at the offering price of $735. A portion of the proceeds were used to payoff debts totaling $4.7 million accumulated primarily from the capital expenditures associated with the remodeling of the Bellevue banking facility completed in 2000 and more recently the capital expenditures of the Financial Center in Denmark. The remaining proceeds from the stock offering will fund the capital expenditures related to the Wrightstown banking facility and future working capital needs. As of year end DBI had total stockholders' equity representing 13.5% of total assets.

The opening of the Wrightstown branch office marked the first branch expansion for DBI since 1997 when DBI acquired a branch in Reedsville. The Village of Wrightstown is situated in an attractive location on the Fox River, just off of US Highway 41 about halfway between the Green Bay, Ashwaubenon, and De Pere metropolitan area and the Fox River Valley metropolitan area. There are several residential developments and an expanding industrial park occurring in this growing community. The Wrightstown area represents an extension of DBI's existing geographic region.

The Financial Center in Denmark is occupied by the investment and travel club employees of DSB and by the insurance staff of McDonald. The new building relieves overcrowding at the Denmark banking office and allows for growth of the insurance, investment and travel club staff at the new facility and growth of the lending staff at the banking office. The travel club, which provides services primarily to retirees, intends to expand its services to younger travelers. Membership in the travel club generally requires that a minimum deposit relationship be maintained with DSB and consequently growth of the travel club should result in new deposit relationships.

DBI faces many challenges in 2004 and beyond. While the strong demand for DBI common stock resulted in a successful stock offering, the ultimate measure of success will be how well DBI utilizes the proceeds of the sale to increase shareholder value. Achieving this goal will depend on generating sufficient revenues to offset the increased overhead expenses and nonearning assets associated with the new and remodeled facilities. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 55% for 2003 compared to 50% for the previous year.

The ability to create additional revenues is largely dependent on increasing net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings. Net interest income is the largest component of DBI's operating income. Net interest income can increase by either increasing the volume of earning assets or by increasing the net interest spread. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. Increasing or even maintaining the net interest spread is difficult in this low interest rate environment and even more difficult for DBI in a rising interest rate environment because DBI's interest-bearing liabilities reprice faster than its interest-earning assets. The rates paid on deposits accounts are near a floor while renewing loans continue to reprice at a lower rate. The net interest spread was 3.95% for 2003 compared to 4.28% and 3.41% for the years 2002 and 2001, respectively. DBI has very little pricing power because of intense competition from other financial institutions for loans and deposits in its market area. So the challenge of increasing revenues falls largely on the ability of DBI to increase the loan portfolio. The expansion into the Wrightstown market represents the opportunity to increase lending in that area. The lending needs of the Wrightstown area are also served by another community bank and a credit union.

Another challenge facing DBI is the changing dairy industry. In recent years the number of small family farms has been declining. Fewer but much larger dairy units are replacing the small family farms. The end result is DBI is competing with other agricultural lenders for fewer borrowers. Agriculture-related loans represent almost a quarter of DBI's total loan portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS

An additional challenge for management in 2004 is to improve the overall quality of the loan portfolio by reducing the level of past due loans and nonperforming assets through aggressive collection efforts. Continued emphasis on loan underwriting standards should result in an acceptable level of charge-offs. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.7% at December 31, 2003, compared to 3.9% and 4.3% at December 31, 2002 and 2001, respectively. The ratio of net charge-offs to average total loans was 0.13% during 2003 compared to 0.39% and 1.15% for the years 2002 and 2001, respectively.

RESULTS OF OPERATIONS

Earnings Performance Summary

DBI recorded net income of $4,342,108 in 2003. This represents a decrease of $381,870 or 8.1% compared to 2002 earnings. The decrease in net income is primarily attributable to lower net interest income and higher noninterest expenses. Net interest income decreased by $889,794 primarily as a result of a lower net interest spread. Noninterest expenses increased by $614,136 primarily as a result of increases in salaries and employee benefits which increased by $194,501 and occupancy expenses, which increased by $131,067. These items more than offset a lower provision for loan losses that decreased by $510,000 for the reasons discussed below under Financial Condition - Allowance For Credit Losses and higher noninterest income that rose by $320,305 primarily as a result of an increase in the gains from the sale of loans.

The decrease in net income in 2003 followed record earnings in 2002. Net income in 2002 increased $1,878,852 or 66.0% compared to 2001 earnings. The increase in net income in 2002 was primarily attributable to higher net interest income, a decrease in the provision for loan losses and higher noninterest income. Net interest income increased by $1,710,861 primarily as a result of a higher net interest spread. The provision for loan losses decreased by $1,188,500. Noninterest income increased by $276,274 or 19.4% higher than 2001. These items more than offset higher noninterest expense, which increased by $232,861, and higher income tax expense, which increased by $1,063,922. The increase in noninterest expenses was primarily attributable to increases in salaries and employee benefits expense which increased $233,686 or 4.6% higher than 2001.

On a per share basis, net income was $39.40 in 2003 compared with $43.49 in 2002 and $26.00 in 2001. The reduction in 2003 was caused in part by an 8.1% reduction in net income compared with 2002 and also by a substantial increase in the weighted average shares in 2003 as a result of the sale of an additional 12,850 shares of stock in November 2003. Return on average assets for DBI was 1.24% in 2003 compared to 1.39% in 2002 and .83% in 2001. Return on average equity in 2003 was 10.8% compared to 13.5% and 8.7% in 2002 and 2001, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis decreased 6.1% or $924,939 from 2002 to 2003. The decrease is primarily attributable to a lower net interest spread, which fell from 4.28% during 2002 to 3.95% during 2003. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The yield on earning assets fell by 89 basis points from 7.17% to 6.28% while the cost of funds decreased by 56 basis points from 2.89% to 2.33% resulting in a decrease in net interest spread of 33 basis points. Management expects the interest rate spread will narrow further during 2004 as DBI prices loan rates more aggressively in an effort to increase the loan portfolio size and because of very competitive pricing for loans and deposits in DBI's market area.

Changes in the volume and mix of earning assets and interest-bearing liabilities resulted in a decrease of $46,000 to net interest income for 2003 compared to 2002, while changes in rates resulted in a decrease of $879,000 for a total decrease of approximately $925,000. Average earning assets increased by $7.3 million or 2.2% during 2003 compared to 2002. Average interest-bearing liabilities increased by $1.9 million or 0.7% during 2003.

Net interest income increased 13.4% or $1,807,331 from 2001 to 2002. The increase was primarily attributable to a higher net interest spread, which increased from 3.41% during 2001 to 4.28% during 2002. The yield on earning assets fell by 96 basis points from 8.13% to 7.17% while the cost of funds decreased by 183 basis points from 4.72% to 2.89% resulting in an increase in net interest spread of 87 basis points. DBI's net interest spread improved during this declining rate environment primarily because many of its interest-bearing liabilities, including money market accounts and notes payable, reprice weekly. Conversely, since DBI has few variable rate loans, the loan portfolio does not reprice as quickly.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

  Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

  The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

  Securities are shown at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Noninterest Income

Noninterest income in 2003 totaled $2,027,018, an increase of $320,305 or 18.8%. The increase is primarily the result of higher gains from the sales of loans, which increased by $261,693. DSB sold $60.3 million of residential real estate loans to the secondary mortgage market during 2003 compared to $39.4 million during the previous year. Mortgage refinancing activity was robust for the third consecutive year as long-term fixed mortgage rates fell by an average of 75 to 100 basis points during each of the past two years. Management expects the refinancing activity to drop considerably during 2004, perhaps to the level of 2001. Other noninterest income increased by $151,211 primarily as a result of an increase of $129,500 in income from bank owned life insurance (BOLI) contracts. DSB purchased $5 million of BOLI during the second quarter of 2003. These increases more than offset the decrease of $85,249 in service fees and commissions. Service fees and commissions dropped primarily as a result of a decline of $55,794 in insurance income. DSB did not receive a bonus during 2003 from the health and life policies written in conjunction with installment loans compared to a bonus of $31,966 during 2002.

Total noninterest income was $1,706,713, an increase of $276,274 or 19.4% in 2002. The increase is primarily the result of higher gains from the sale of loans, which increased by $124,359. DSB sold $39.4 million of residential real estate loans to the secondary mortgage market during 2002 compared to $26.9 million during the previous year. Mortgage refinancing activity was robust as long-term fixed mortgage rates fell by an average of 75 to 125 basis points during 2002.

DSB implemented service charge increases during the third quarter of 2001 and as a result overdraft fees and service charges on deposit accounts increased by $67,884 during 2002 compared to 2001. Commissions from insurance sales increased by $29,479. ATM and check card fees increased $14,257. Appraisal fees increased by $11,000 during 2002 compared to the previous year.

Noninterest Expense

Salaries and employee benefits expense increased $194,501 or 3.7% in 2003. The increase is primarily attributable to an increase of $161,990 or 4.3% in salaries. The average number of full-time equivalent employees was 91 and 88 for the years ended December 31, 2003 and 2002, respectively.

Occupancy expenses increased by $131,067 in 2003 primarily as a result of higher depreciation expense which rose $60,274. The higher depreciation expenses are attributable to the new Financial Center building, furniture, fixtures and equipment and also the furniture and equipment at the Wrightstown branch. Rent expense increased by $12,980 primarily as a result of the lease of the Wrightstown branch office beginning in August 2003.

Data processing expenses increased by $50,629 or 9.2% in 2003 as a result of one-time expenses related to a conversion of the Bank's ATM's to triple data encryption standard and encrypted PIN pads. All ATM's affiliated with the Visa or MasterCard network must comply with these encryption requirements by 2005. At the same time the Bank converted its ATM's to a different processor and incurred one-time fees associated with this conversion. Also contributing to higher data processing fees were expenses incurred to set-up an item processing disaster recovery site at the Bellevue branch office.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Professional and legal fees increased by $40,439 in 2003 primarily as a result of fees incurred to establish the new Wrightstown branch and for the application costs associated with a second Wrightstown branch office that is currently being constructed. Also contributing to the increase in professional fees are increased accounting and legal fees related to complying with the Sarbanes-Oxley Act of 2002 and legal fees incurred to initiate foreclosure proceedings against certain borrowers with delinquent loans.

Other operating expenses increased $166,692 or 14.8% in 2003. The increase in operating expenses is primarily attributable to expenses associated with real estate properties acquired through foreclosure. DSB incurred $66,690 in losses on the sale of other real estate. DSB also incurred $115,678 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

Salaries and employee benefits expense increased $233,686 or 4.6% in 2002. The increase was primarily attributable to an increase of $154,300 or 4.3% in salaries. Occupancy expenses decreased by $54,180 primarily as a result of lower depreciation expense which fell $42,520. Data processing expenses increased by $27,877 or 5.2% as a result of additional fees incurred for internet banking and bill payment services that were offered beginning the second quarter of 2002. Marketing expenses increased by $37,472 or 17.7%. Additional marketing expenses were incurred to promote the use of internet banking and on-line bill payment services. Professional fees were $183,062 in 2002 compared to $142,681 in 2001, an increase of $40,381. Professional fees include expenditures for legal, audit, tax and appraisal services. The increase is attributable to additional legal expenses incurred to collect delinquent loans, for services regarding the stock split and amendment to the articles of incorporation. Decreases in expenses on properties held as other real estate and a reduction in amortization of intangibles partially offset these increases in noninterest expense. Expenses associated with other real estate totaled $60,463, a decrease of $109,332 compared to 2001. These costs consisted primarily of insurance expenses, repairs and real estate taxes. Amortization of intangibles decreased by $52,012. During 2001, McDonald reduced goodwill associated with the previous purchases of insurance agencies by $62,914.

Income Taxes

For the years ended December 31, 2003, 2002 and 2001, the Company recorded combined federal and state income tax provisions of $1,525,216, $1,816,971 and $753,049. These provisions reflect effective income tax rates of 26%, 28% and 21%, in 2003, 2002, and 2001, respectively, which are less than the Bank's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to certain non-taxable interest earned on state and local government investment securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

Total assets at December 31, 2003, were $358.9 million. This represents an increase of $12.7 million, or 3.7% higher than year-end 2002. Total loans increased $4.0 million or 1.5% higher than year-end 2002. During 2003, DSB sold a record $60.3 million of fixed rate residential loans to the secondary mortgage market. The loan portfolio decreased during the first three quarters of 2003 by $5.5 million and increased by $9.5 million during the fourth quarter as the economy showed signs of improvement. In general the economic climate, other than housing, could be characterized as slow during the last two years. Also, the agricultural economy has been hampered by low milk prices during much of this period. However, recently prices have increased and dairy futures prices indicate further strengthening. The price of dairy cows has not been significantly affected by the recent mad cow disease scare. Manitowoc County lost a significant number of jobs when several companies closed their local operations. Unemployment in the City of Manitowoc was the second highest in the state at 9.2% during December 2003. The effect of these local economic conditions on DSB's loan origination activities and asset quality is similar to the effects experienced in previous downturns.

Stockholders' equity totaled $48.6 million at year-end. This represents an increase of $12.4 million or 34.4% higher than at December 31, 2002. Net proceeds from the public stock offering in the fourth quarter totaled $9.3 million. A portion of the proceeds were used to payoff $4.7 million of other borrowed funds.

At December 31, 2002, total assets decreased by $.2 million or 0.1% lower than the previous year-end. Total loans declined by $5.6 million or 2.1% lower than the previous year-end. The decrease in loans was primarily attributable to the sale of $39.4 million of fixed-rate residential loans to the secondary mortgage market. Federal funds sold decreased by $8.6 million. DSB purchased $11 million of short-term taxable municipals that were yielding about 25 basis points more than federal funds sold.

Loans

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type at the end of the last three years:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loans secured by residential mortgages totaling $103.0 million or 38.8% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates.

During the past two years, borrowers have increasingly chosen to lock in rates for fifteen or thirty years to take advantage of the historically low mortgage rates. These fixed-rate loans are originated by DSB and sold to the secondary mortgage market. This has resulted in a declining residential real estate portfolio held by DBI. This decline in the largest single category of loans held to maturity by DBI has been offset by increases in commercial, agricultural and construction loans, which increased by $9.7 million, $4.3 million and $5.7 million, respectively, between December 31, 2001 and December 31, 2003.

At December 31, 2003, $62.8 million or 24% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality.

DBI does not make unsecured loans other than credit card advances, which aggregated $631,768 or .24% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $347,324 or .13% of total loans outstanding and deposit account overdrafts totaling $58,899 at December 31, 2003.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last three years:

Approximately 68% or $4.3 million, of the total nonaccrual loans at December 31, 2003, are secured by real estate. Management considers these loans adequately secured. The decrease in nonaccrual loans secured by commercial real estate is the result of the transfer of $741,164 to acquired real estate which is held by DSB at year-end and the sale of two commercial properties totaling $675,754. Business assets secure approximately 16% or $1.0 million, of the total nonaccrual loans at year-end. Of the nonaccrual loans secured by business assets, $358,553 are secured by equipment used in logging and lumber businesses, and $358,370 are secured by trucking equipment. The loans secured by agricultural assets are primarily attributable to two borrowers owing $435,093 and $254,329, respectively. DSB has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end. These loans are marginally secured and management expects some charge-offs to occur in 2004.

DBI has no accruing loans that are past due 90 days or more. DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2003, were $1,141,041 compared to $1,027,966 and $886,617 as of year-end 2002 and 2001, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential problem loans totaled $12,383,330 as of December 31, 2003. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

  Includes impaired loans of $2,774,224, $3,158,831 and $3,838,623 as of December 31, 2003, 2002 and 2001, respectively.

  Includes restructured loans of $1,141,041, $1,027,966 and $866,617 as of the years ended December 31, 2003, 2002 and 2001, respectively, which are included with nonaccrual loans.

Other real estate owned, which is included in other assets, totaled $1,074,070, $780,674, and $1,129,506 at December 31, 2003, 2002 and 2001, respectively. The other real estate held at December 31, 2003 consists of two residential properties totaling $323,202 and one commercial property valued at $750,868 acquired in satisfaction of loans.

See Note 13 - Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2003:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an adequate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2003, DBI's investment in impaired loans totaled $2,774,224 compared to $3,676,944 one year earlier. The reduction in impaired loans at year-end is primarily the result of payoffs totaling $824,732 from the sale of properties securing these loans, transferring $741,164 to other real estate and charging-off $111,833 during 2003. The impaired loans required a related allowance for credit losses of $375,367 at December 31, 2003. Impaired loans are measured at the estimated fair value of the collateral.

In 2003 DBI's provision for credit losses was $434,000 compared to $944,000 and $2,132,500 during 2002 and 2001, respectively. Net charge-offs were $323,003 for the year ended December 31, 2003, compared to net charge-offs of $1,050,373 and $3,179,768 for the years ended 2002 and 2001, respectively. The ratio of allowance for credit losses to total loans was 2.07% at December 31, 2003, compared to 2.06% at December 31, 2002. The net increase to the allowance was $110,997 or 2.1% higher than year-end 2002. In determining the adequacy of the allowance for losses at year-end DBI utilized the same risk factor percentages for loans that it used at December 31, 2002.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.67% at December 31, 2003, compared to 3.87% and 4.27% at December 31, 2002 and 2001, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 24% of total loans as of December 31, 2003. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last three years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $1,410,763 at December 31, 2003. This represents .53% of total loans outstanding and 14.4% of DBI's total past due loans. During 2003 there were $103,857 of net charge-offs on loans considered agricultural-related compared to $149,745 of net charge-offs during 2002. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2003, of $5,528,917 (equal to 2.07% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2003 DBI's ratio of charge-off loans to average loans outstanding was 0.16% compared to 0.49% and 1.17% during 2002 and 2001, respectively. The largest single charge-off during 2003 was $109,500 to a commercial borrower that has been severely impacted by the economic climate in Manitowoc County during the last two years. The charge-offs during 2002 included $182,000 of loans secured by a restaurant. An additional $59,227 was charged-off during 2003 and all remaining loans to this borrower have been paid following the sale of the property. The 2002 charge-offs also include $368,949 attributable to three borrowers that derived their income from the sale of used automobiles and parts.

The charge-offs during 2001 included $2.2 million attributable to four borrowers that derived their income from the sale of used automobiles and parts. Weaknesses in DSB's floor plan lending procedures combined with apparent fraud on the part of the borrowers contributed to the losses. Assets subject to security interests were sold without a corresponding reduction of the loans. DBI does not expect future recoveries from these borrowers. The 2001 charge-offs also included $346,000 of a loan to a real estate developer. During 2002, the borrower provided additional collateral in the form of undeveloped residential lots and recoveries have totaled $20,523 and $148,884 in 2003 and 2002, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the three most recent years were as follows:

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2003, total deposits were $263,730,824, an increase of $5,767,279 or 2.2% compared to December 31, 2002. The increase in savings accounts resulted primarily from depositors that shifted funds from money market accounts to avoid service charges after the minimum balance required on money market accounts was increased. The combined balances of money market and passbook savings accounts increased $4.2 million or 5.3% at year-end while certificates of deposit decreased by $2.2 million or 1.7%. Management did not aggressively seek deposits during the last two years because of the lack of need for funds due to the lack of loan growth. DSB continues to face strong competition for core deposits in all of its market areas.

Total deposits increased $5,275,873 or 2.1% at December 31, 2002, compared to year-end 2001. The combined balances of money market and passbook savings accounts increased $0.9 million or 1.1% at year-end 2002 compared to the previous year-end.

The following table shows, as of December 31, 2003, the maturities of time certificates of deposit in amounts of $100,000 or more and other time deposits in amounts of $100,000 or more:

Other Borrowed Funds and Contractual Obligations

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2003, DBI had $87.6 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2003, DACC had established lines of credit of $35 million of which $18.3 million were drawn in the form of short-term notes payable and $2.4 million in long-term notes payable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total short and long-term borrowings have dropped $13.6 million during the last two years. The reduction in total borrowings during that span is primarily the result of an increase in total deposits of $11.0 million while total loans have grown only $0.6 million from December 31, 2001 to December 31, 2003. The increase in stockholders' equity, primarily as a result of the common stock sale, also contributed to the reduction in borrowed funds. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2003:

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory requirements.

Stockholders' equity at December 31, 2003, increased 34.4% to $48,568,801 or $400 per share, compared with $36,149,584 or $334 per share one year ago. The increase in total equity was primarily the result of the common stock offering completed in the fourth quarter and retained earnings. Cash dividends declared in 2003 were $12.25 per share compared with $11.38 and $10.88, in 2002 and 2001, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 32.5%, 26.1% and 41.8% in 2003, 2002 and 2001, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management believes that 2004 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC. DACC paid $600,000 in dividends to DBI during each of the years 2002 and 2001. DACC had net income of $804,144, $764,764 and $741,406 for the years ended December 31, 2003, 2002 and 2001, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2003, was 24.9%. DACC has the earnings and capital strength to provide additional dividends to DBI.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2003, net cash provided by operating activities amounting to $5.6 million, the proceeds from the sale of common and treasury shares amounting to $9.7 million, the increase in deposits amounting to $5.8 million and the net decrease in federal funds sold totaling $4.1 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $5.9 million increase in loans, the net repayment in other borrowings of $5.5 million, the purchase of bank owned life insurance totaling $5 million, the purchase of common stock in FHLB and AgriBank totaling $2.8 million, capital expenditures of $2.4 million and the payment of $1.3 million in dividends were the major uses of cash during 2003

During 2002 the major sources of funds were loan repayments, net cash provided by operating activities of $8.1 million, a net decrease in federal funds sold totaling $8.6 million and the increase in deposits amounting to $5.3 million. The $13.1 million increase in investment securities and the net decrease in other borrowings of $8.1 million were the major uses of cash during 2002.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 87%, 88% and 92% at December 31, 2003, 2002 and 2001, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2003, the amount owed to the Federal Home Loan Bank was $24.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $22.6 million from the FHLB based on its $6.0 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2003 DSB sold $60.3 million of residential loans to the secondary mortgage market.

Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2003, DACC has unused lines of credit of $14.3 million and the parent company has an available line of credit of $6 million. See Note 12 - Financial Instruments with Off-Balance Sheet Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2003, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. In January 2004, DBI entered into a $1.5 million contract to construct the banking facility in Wrightstown. As of December 31, 2003, the parent company had $4.0 million of funds available to complete the construction project and for future working capital needs. Management believes DBI's liquidity position as of December 31, 2003, is adequate under current economic conditions.

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of five years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Investment balances in various categories at the end of each of the last three years were as follows:

At December 31, 2003, the carrying value of investment securities totaled $50.3 million, a decrease of $0.7 million, or 1.4% lower than year-end 2002. DSB held $5.5 million and $11 million for the years ended 2003 and 2002, respectively, in short-term taxable municipal securities. The securities, yielding approximately 25 basis points above the rate of federal funds sold, were purchased as an alternative to short-term federal funds sold. The carrying value at December 31, 2003, includes $89,792 of net unrealized losses on available-for-sale securities compared to $26,783 of net unrealized gains at year-end 2002. The net unrealized gains of the held-to-maturity securities amounted to $3,010,336 as of December 31, 2003, compared to $2,171,295 at year-end in 2002.

The following table shows the maturities of investment securities at December 31, 2003, and the weighted average yields of such securities:

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

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of the time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 11.0% of total assets at year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DSB's Interest Rate Risk Management Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Interest Rate Risk Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Interest Rate Risk Management Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2003, DBI's estimated changes in the market value of equity are within limitations established by DBI's Board of Directors. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in theses calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2003:

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

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS	EXECUTIVE OFFICERS
Terese M. Deprey Secretary Denmark Bancshares, Inc.	Darrell R. Lemmens Chairman and President Denmark Bancshares, Inc. and Denmark State Bank
Thomas N. Hartman President Hartman's Towne and Country Greenhouse, Inc.	Terese M. Deprey Secretary of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Darrell R. Lemmens Chairman and President Denmark Bancshares, Inc.	Dennis J. Heim Vice President of Denmark Bancshares, Inc. Sr. Vice President of Denmark State Bank
Mark E. Looker Vice President Denmark Bancshares, Inc.	Roger E. Lemmens Vice President and Branch Manager Denmark State Bank
Bernard E. Mleziva, D.V.M. Retired President Denmark Animal Hospital, S.C.	Mark E. Looker Vice President of Denmark Bancshares, Inc. Assistant Vice President of Denmark State Bank
Edward Q. Opichka, D.D.S. Retired Owner Edward Q. Opichka Dental Practice	John P. Olsen President of Denmark Agricultural Credit Corporation Sr. Vice President of Denmark State Bank
Norman F. Tauber Retired Owner Tauber Auto Service Station and Car Dealership	David H. Radue Vice President and Branch Manager Denmark State Bank
Thomas F. Wall Retired Sales Account Manager Natural Beauty Growers	Jeffrey J. Van Rens Vice President Denmark State Bank
Glenn J. Whipp Vice President and Branch Manager Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

  In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to DBI may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 210% of book value since March 28, 2001. The Board of Directors of DBI may consider changes in the applicable percentage at future meetings.

  The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

On September 24, 2003, the Company sold $73,500 (100 shares each at $735) of no par common stock that was previously reacquired. The shares were sold directly to Associated Trust Company for the benefit of the Denmark State Bank Profit Sharing & Retirement Saving Plan. The sale of these securities was exempt from registration by Section 4(6) of the Securities Act of 1933, as amended.

As of March 1, 2004, DBI had 1,384 shareholders of record.