Form 10-K, Exhibit 13
period 2004-12-31
DENMARK BANCSHARES INC
filed 2005-03-14
CIK 885531

DENMARK

Bancshares, Inc.

2004 ANNUAL REPORT

TABLE OF CONTENTS

Selected Financial Data	2
President's Letter	3
Report on Internal Control Over Financial Reporting	3
Reports of Independent Registered Public Accounting Firm	4
Consolidated Financial Statements	6
Notes to Consolidated Financial Statements	10
Management's Discussion and Analysis	24
Directors and Executive Officers	43
Quarterly Financial Information	44

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers seven full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC") and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.

PRESIDENT'S LETTER

To Our Shareholders and Friends:

We are pleased to present the 2004 Annual Report of Denmark Bancshares, Inc. Your Company enjoyed another successful year with excellent growth in deposits and assets.

Our semi-annual dividend of $6.75 per share to shareholders of record December 14, 2004, payable January 3, 2005, represents a 4% increase over the last semi-annual dividend and an 8% increase over the dividend paid in January 2004.

On April 26, 2005, Norman F. Tauber, a dedicated and respected member of our Board of Directors, will retire. We will miss his vision and knowledge of the financial services industry.

In these dynamic and challenging times in the banking industry, we are confident that our products and services will continue to meet the needs of our customers. We continue to remain an independent, locally owned bank that is committed to being a part of the growth and success of the communities we live in.

As always, we appreciate your continued support as shareholders and ask that you recommend our services to your friends, relatives and business associates.

Sincerely,

Darrell R. Lemmens

Chairman of the Board

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2004. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, DBI's management believes that, as of December 31, 2004, DBI's internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, Wipfli LLP, has issued an audit report on our assessment of DBI's internal control over financial reporting, which is included herein.

Darrell R. Lemmens, Chairman of the Board, President and Chief Executive Officer

Dennis J. Heim, Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited management's assessment, included in the accompanying Report of Management, that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the December 31, 2004 and 2003 consolidated statement of financial condition and the related consolidated statements of income, stockholders' equity, and cash flows for the three year period ended December 31, 2004 of Denmark Bancshares, Inc. and Subsidiaries, and our report dated February 3, 2005 expressed an unqualified opinion.

Wipfli LLP

February 3, 2005

Green Bay, Wisconsin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited the accompanying statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Denmark Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our reported dated February 3, 2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Wipfli LLP

February 3, 2005

Green Bay, Wisconsin

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

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,051,854, $1,177,657 and $1,255,000 and interest paid was $5,735,119, $6,682,440 and $8,221,497 for the years ended December 31, 2004, 2003 and 2002, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan and lease losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $1,083,088 and $1,074,070 at December 31, 2004 and 2003, respectively.

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

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes.

Treasury Stock

Treasury stock consists of 691 and 195 shares, at a cost of $495,779 and $67,738 as of December 31, 2004 and 2003, respectively and is netted against common stock on the consolidated statement of financial condition.

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

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 121,100, 110,195 and 108,626 for the years ended December 31, 2004, 2003 and 2002, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - CASH RESTRICTIONS -- DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,040,000 and $975,000 as of December 31, 2004 and 2003, respectively, were satisfied by currency and coin holdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date.

No securities were sold during 2004 and 2003. During 2002 gross realized gains of $7,350 were included in earnings as a result of held-to-maturity securities being called. The amortized cost of these securities totaled $300,000.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

At December 31, 2004, four debt securities have unrealized losses with aggregate depreciation of 2% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $78,618 and $108,696 and estimated fair value of $79,809 and $109,954, at December 31, 2004 and 2003, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $5,900,375 and $6,281,472 at December 31, 2004 and 2003, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

There was $75,500 of additional funds committed to be advanced in connection with impaired loans as of December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $21,718,325 and $18,260,509 at December 31, 2004 and 2003, respectively. Notes payable are secured by agricultural loans with a carrying value of $29,181,137 and $25,528,496 as of December 31, 2004 and 2003, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 1.80% to 3.14% at December 31, 2004. As of December 31, 2004, DBI had $38,839,675 of unused lines of credit with banks to be drawn upon as needed.

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $79,261,139 and $74,039,401 as of December 31, 2004 and 2003, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $29,181,137 and $25,528,496 as of December 31, 2004 and 2003, respectively. The pledged notes also secure short-term borrowings. Long-term debt has aggregate maturities for the five years 2005 through 2009 as follows: $2,007,522 in 2005, $713,147 in 2006, $10,008,823 in 2007, $4,009,555 in 2008 and $7,010,348 in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DBI has state net operating loss carryforwards of approximately $2,601,000. Portions of DBI's net operating losses have been expiring since 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

    DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

    DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2004 and 2003 and 3% for 2002.

In 2002 DBI had a money purchase plan that provided employer contributions of 5% of each participant's compensation. As of January 1, 2003, the money purchase plan merged into DBI's profit sharing and retirement savings plan.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $418,054, $373,939 and $374,843 for the years 2004, 2003 and 2002, respectively.

NOTE 12 - COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2004, variable rate commitments totaled $9,567,147.

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

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2004, was approximately $2,635,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers. Other changes reflect the addition of an executive officer.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $1,742,453 and $1,612,798 at December 31, 2004 and 2003, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2004, 264 rights were granted and of those 106 shares were purchased. No rights were granted in 2003. In 2002, 450 rights were granted and of those 186 shares were purchased in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold - For cash and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held For Sale - Fair value is based on commitments from investors or prevailing market prices.

Other Investments - For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance - The carrying amount of bank owned life insurance approximates fair value.

Accrued Interest - The carrying amounts of accrued interest approximates fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings - Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

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

Quantitative measures established by regulation to ensure capital adequacy require DBI to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

DSB is restricted by banking regulations from making dividend distributions to DBI that exceed the retained net income for the most current year plus retained net income for the preceding two years. Under this formula, dividends of approximately $8,393,000 may be paid without prior regulatory approval as of December 31, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2004, and DBI's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors: 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

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

Management evaluates the adequacy of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2004.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required the intangible asset not to be amortized and for DBI to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The improving economic conditions throughout our market area and continued low interest rates contributed to very strong loan growth during the last five quarters. The loan portfolio grew by $43.9 million since the end of the third quarter of 2003 through December 31, 2004. Despite the large increase in loans the overall asset quality ratios improved during 2004. The percentage of non-performing loans to the allowance for loan and lease losses improved to 101.4% at year-end compared to 113.6% at the end of 2003. This was the lowest year-end percentage since 1995. The level of past due loans (including nonaccrual loans) as a percentage of total loans showed some improvement as it fell from 3.7% at December 31, 2003 to 3.4% at year-end. Management will seek to improve the overall quality of the loan portfolio by reducing the level of past due loans and nonperforming assets through aggressive collection efforts. Continued emphasis on loan underwriting standards should result in an acceptable level of charge-offs.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $16.9 million in 2004 represents 79% of gross revenues. Net charge-offs on loans were $35,767 during the year compared to $323,003 one year earlier. The provision for loan and lease losses during 2004 was $327,000 compared to $434,000 one year earlier.

Agricultural lending is one of DBI's niches in its market area. The agricultural loan portfolio represents 22% of total loans. Agricultural loans increased by $3.6 million or 5.7% during 2004. The agricultural economy, especially for dairy farmers, was strong based primarily on higher commodities prices. Dairy farmers experienced record high milk prices every month from March through June. The robust year allowed many farmers to reduce debt and coupled with rising real estate values led to improved net worth. Agricultural loans past due (including nonaccrual loans) totaled $0.7 million at year-end compared to $1.4 million as of December 31, 2003.

DBI's leverage ratio (core capital as a percent of assets) at year-end was 12.7% compared to 13.3% at year-end 2003. Core capital as a percent of risk-based assets fell from 17.4% to 16.0%. DBI's capital to assets ratios have fallen somewhat from the previous year-end primarily as a result of the growth in total assets, which rose by $37.8 million and the increased dividend payout ratio which increased from 33% during 2003 to 42% in the most recent year. The strong capital position will allow DBI to continue to pursue profitable growth opportunities.

During the third quarter of 2004 DBI opened its seventh branch banking office. The cost of the facility including land, building, furniture, fixtures and equipment was just under $2.8 million. This branch office represents the second location of DBI in Wrightstown. During 2005, DBI will complete the last of its major planned brick and mortar projects with the building of a new office in Maribel to replace the existing facility. The total cost of that project should be under $2.5 million. The recent capital improvements have contributed to higher overhead costs and consequently a higher efficiency ratio. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 61% for 2004 compared to 55% and 50% for the years ended 2003 and 2002, respectively.

DBI encountered numerous challenges in 2004 and some of those led to declining profitability ratios. The return on average equity fell to 7.8% compared to 10.8% during 2003. Return on average assets was 1.05% for 2004 compared to 1.24% a year earlier. The decrease in net income for 2004 was primarily the result of higher noninterest expenses, which increased by almost $1 million during 2004 compared to 2003. The costs of additional staff for the Wrightstown office, regular salary increases and a 26% increase in employee health insurance benefits contributed to an increase of $678,701 in salaries and benefits expense. Occupancy expenses increased by $229,223 or 24% higher than in 2003.

During 2005, DBI will try to maintain the net interest spread in a rising rate environment. The Federal Open Market Committee ("FOMC"), led by Chairman Alan Greenspan, has raised short-term rates six times between June 30, 2004, and February 2, 2005. The FOMC's latest statement indicates additional increases in short-term rates at a measured pace are forthcoming. The net interest spread was 3.93% for 2004 compared to 3.95% and 4.28% for the years 2003 and 2002, respectively. Rising interest rates will raise the costs to our existing borrowers as over $191 million of DBI's loans reprice within the next twelve months. In many cases, a higher principal and interest payment amount will be required to amortize the loan over an adequate time period. There is a risk that some borrowers will be unable to meet the higher payment requirements, thereby increasing DBI's ratio of past due loans.

DBI's loan portfolio contains almost $220 million or 73% of total loans secured by real estate. Real estate values have risen steadily in most of our market area in the last few years. A significant decline in real estate values throughout out market area could cause some loans to be under collateralized.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management of DBI spent a considerable time complying with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). SOX required, among other things, extensive documentation, testing and auditing of our internal control over financial reporting. DBI incurred over $100,000 in costs to the independent auditor and to a third party consultant in order to meet the SOX requirements. The increasing regulatory burden has caused a number of publicly held community financial institutions to seek reorganization to a privately held institution and thereby eliminate the disclosure and reporting requirements as a registered company with the Securities & Exchange Commission. DBI has no intention of seeking reorganization and management feels that the initial compliance with SOX was the most arduous and expensive.

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

Earnings Performance Summary

DBI recorded net income of $3,857,920 in 2004. This represents a decrease of $484,188 or 11.1% compared to 2003 earnings. The decrease in net income is primarily attributable to higher noninterest expenses and lower noninterest income. Noninterest expenses increased by $983,463 primarily as a result of increases in salaries and employee benefits which increased by $678,701 and occupancy expenses, which increased by $229,223. A decrease in the gains from the sale of loans primarily contributed to a decline in noninterest income, which fell by $292,757 in 2004. These items more than offset higher net interest income, which increased by $349,919, a decrease of $335,113 in the provision for income taxes and a decrease of $107,000 in the provision for loan losses.

Net income during 2003 decreased $381,870 or 8.1% compared to 2002 earnings. The decrease in net income in 2003 was primarily attributable to lower net interest income and higher noninterest expenses. Net interest income decreased by $889,794 primarily as a result of a lower net interest spread. Noninterest expenses increased by $614,136 primarily as a result of increases in salaries and employee benefits which increased by $194,501 and occupancy expenses, which increased by $131,067. These items more than offset a lower provision for loan losses that decreased by $510,000 and higher noninterest income that rose by $320,305 primarily as a result of an increase in the gains from the sale of loans.

On a per share basis, net income was $31.86 in 2004 compared with $39.40 in 2003 and $43.49 in 2002. The reduction in 2004 was caused in part by a 11.1% reduction in net income compared with 2003 and also by an increase in the weighted average shares in 2004 as a result of the sale of an additional 12,850 shares of stock in November 2003. The number of weighted average shares outstanding during 2004 was 121,100 compared to 110,195 during 2003. Return on average assets for DBI was 1.05% in 2004 compared to 1.24% in 2003 and 1.39% in 2002. Return on average equity in 2004 was 7.8% compared to 10.8% and 13.5% in 2003 and 2002, respectively.

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

Net interest income on a taxable equivalent basis increased 2.6% or $382,819 from 2003 to 2004. The increase is partly attributable to a lower overall cost of funds and particularly a decrease of forty basis points, from 3.08% during 2003 to 2.68% during 2004, on certificates of deposit. The increase in net interest income was also helped by a change in the volume and mix of interest earning assets. Average loans increased by $23.7 million or 9.2% during 2004 compared to 2003 while average assets of lower yielding federal funds sold and taxable securities decreased by a combined $14.6 million. The increased interest income from the growth of average loans more than offset the lower yield earned on the loan portfolio during 2004. The loan portfolio yielded 6.01% during the most recent year compared to 6.54% during the prior year.

The net interest spread was 3.93% during 2004 compared to 3.95% during 2003. Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The yield on earning assets fell by 27 basis points from 6.28% to 6.01% while the cost of funds decreased by 25 basis points from 2.33% to 2.08% resulting in a decrease in net interest spread of 2 basis points.

Taxable equivalent net interest income decreased 6.1% or $924,939 from 2002 to 2003. The decrease was primarily attributable to a lower net interest spread, which fell from 4.28% during 2002 to 3.95% during 2003. The yield on earning assets fell by 89 basis points from 7.17% to 6.28% while the cost of funds decreased by 56 basis points from 2.89% to 2.33% resulting in a decrease in net interest spread of 33 basis points.

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

  Securities are shown at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Noninterest Income

Noninterest income in 2004 totaled $1,734,261, a decrease of $292,757 or 14.4%. The decrease is primarily the result of lower gains from the sales of loans, which decreased by $427,771. DSB sold $21.6 million of residential real estate loans to the secondary mortgage market during 2004 compared to $60.5 million during the previous year. Even though long-term mortgage rates remained at historical lows during 2004, many borrowers had already refinanced during the previous two years and there was less financial incentive to refinance again. Service fees and commissions increased by $95,758. The increase was attributable to higher commissions from the sales of investment products, which rose $44,360 and higher insurance commissions, which increased $42,018. Insurance revenues have been volatile in recent years because of the unpredictability of bonuses. The amount of the annual bonuses received is based on the volume of premiums sold and loss experience from prior years. DSB purchased $5 million of BOLI during the second quarter of 2003. The income from bank owned life insurance (BOLI) contracts increased by $92,500 during 2004. Other noninterest income decreased during 2004 by $53,242. Appraisal fees decreased by $16,600 during 2004 compared to the previous year. The decline in appraisal fees is related to the decrease in mortgage refinancing activity.

Total noninterest income was $2,027,018, an increase of $320,305 or 18.8% in 2003. The increase is primarily the result of higher gains from the sale of loans, which increased by $261,693. DSB sold $60.5 million of residential real estate loans to the secondary mortgage market during 2003. Mortgage refinancing activity was robust during 2002 and 2003 as long-term fixed mortgage rates fell by an average of 75 to 100 basis points during each of those two years. Service fees and commissions dropped primarily as a result of a decline of $55,794 in insurance income.

Noninterest Expense

Salaries and employee benefits expense increased $678,701 or 12.4% in 2004. The increase is primarily attributable to higher salaries and wages, which increased by $386,468 or 9.8% as a result of regular salary increases and the addition of staff for the Wrightstown banking offices. The average number of full-time equivalent employees was 96 and 91 for the years ended December 31, 2004 and 2003, respectively. Higher group health insurance expenses, which increased by $219,711 or 25.6%, also contributed to the increase in salaries and employee benefits.

Occupancy expenses increased by $229,223 in 2004 primarily as a result of higher depreciation expense which rose $136,163. The higher depreciation expenses are attributable to the building, furniture, fixtures and equipment of DBI's Financial Center and the Wrightstown offices. Real estate taxes and personal property taxes increased by $27,343. Rent expense increased by $12,880 primarily as a result of the lease of the Wrightstown branch office beginning in August 2003.

Data processing expenses increased by $43,415 or 7.2% in 2004. The increase is primarily attributable to an increase of $53,184 in service fees paid to our major service provider. Our contract with the service provider includes 3.5% price adjustments for 2004 through 2006. The service provider does our core system processing as well as provides us with our network communications. The network communications were higher in 2004 because of the additional Wrightstown locations.

Professional fess increased by $17,607 or 7.9% in 2004. Professional fees include expenditures for technology consulting, legal, audit, compliance, tax and appraisal services. DBI incurred $103,713 in audit and compliance fees related to documentation and testing of DBI's internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). Management expects the costs to comply with SOX will decline in 2005 rather than increase but is uncertain of how much those costs will be.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Printing and supplies expenses increased by $29,751 primarily as a result of the costs associated with the new Wrightstown branch office. Other operating expenses decreased $7,651 or 0.8% in 2004. DSB incurred $62,338 of expenses associated with other real estate properties acquired through foreclosure during 2004, a decrease of $53,340 compared to 2003. These expenses consisted primarily of repairs, insurance and real estate taxes. The losses on disposal of other real estate totaled $87,729 during 2004, an increase of $21,039 compared to the prior year.

Salaries and employee benefits expense increased $194,501 or 3.7% in 2003. The increase was primarily attributable to an increase of $161,990 or 4.3% in salaries. The average number of full-time equivalent employees was 91 and 88 for the years ended December 31, 2003 and 2002, respectively.

During 2003, occupancy expenses increased by $131,067 primarily as a result of higher depreciation expense which rose $60,274. The higher depreciation expenses were attributable to the new Financial Center building, furniture, fixtures and equipment and also the furniture and equipment at the Wrightstown branch.

Data processing expenses increased by $50,629 or 9.2% in 2003 as a result of one-time expenses related to a conversion of DSB's ATM's to triple data encryption standard and encrypted PIN pads. All ATM's affiliated with the Visa or MasterCard network must comply with these encryption requirements by 2005. At the same time DSB converted its ATM's to a different processor and incurred one-time fees associated with this conversion. Also contributing to higher data processing fees were expenses incurred to set-up an item processing disaster recovery site at the Bellevue branch office.

Professional and legal fees increased by $40,439 in 2003 primarily as a result of fees incurred to establish the new Wrightstown branches. Also contributing to the increase in professional fees were legal fees incurred to initiate foreclosure proceedings against certain borrowers with delinquent loans.

Other operating expenses increased $161,636 or 22.1 in 2003. The increase in operating expenses was primarily attributable to expenses associated with real estate properties acquired through foreclosure. DSB incurred $66,690 in losses on the sale of other real estate. DSB also incurred $115,678 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

The following table sets forth certain items of noninterest expense:

Income Taxes

For the years ended December 31, 2004, 2003 and 2002, DBI recorded combined federal and state income tax provisions of $1,190,103, $1,525,216 and $1,816,971. These provisions reflect effective income tax rates of 24%, 26% and 28%, in 2004, 2003 and 2002, respectively, which are less than DSB's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to certain non-taxable interest earned on state and local government investment securities. During the third quarter of 2004, DSB settled an audit by the Wisconsin Department of Revenue concerning DSB's Nevada investment subsidiary for an amount that is not material.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

Total assets at December 31, 2004, were $396.7 million. This represents an increase of $37.8 million, or 10.5% higher than year-end 2003. Total loans increased $34.4 million or 12.9% higher than year-end 2003. During 2004, DSB sold $21.6 million of fixed rate residential loans to the secondary mortgage market. In general the economic climate in DBI's primary lending area was improved during 2004 compared to 2003. Each of the four counties in the lending market of DBI showed lower unemployment during December 2004 compared to one year earlier. Also, the agricultural economy was much improved, especially for dairy farmers. Dairy producers enjoyed record high prices for milk from March through June of 2004. Agricultural economists predict that Wisconsin net farm income for 2004 will set a new record exceeding the previous record of $1.7 billion set in 1989.

Total deposits at December 31, 2004, were $25.0 million or 9.5% higher than at year-end 2003. The deposit growth was primarily attributable to a special CD promotion during October 2004 that produced approximately $15 million in new certificates of deposit. The deposit growth was used to fund loan growth. The remaining loan growth was funded primarily by an increase of $10.8 million in other borrowed funds.

At December 31, 2003, total assets increased by $12.7 million or 3.7% higher than the previous year-end. Total loans increased by $4.0 million or 1.5% above the previous year-end. The lack of significant loan growth was primarily attributable to the sale of $60.5 million of fixed rate residential loans to the secondary mortgage market. In general the economic climate, other than housing, could be characterized as slow during 2002 and 2003. Also, the agricultural economy was been hampered by low milk prices during much of that period. Stockholders' equity totaled $48.6 million at year-end 2003. This represented an increase of $12.4 million or 34.4% higher than at December 31, 2002. Net proceeds from the public stock offering in the fourth quarter of 2003 totaled $9.3 million. A portion of the proceeds were used to payoff $4.7 million of other borrowed funds.

Loans

Loans secured by residential mortgages totaling $108.8 million or 36.3% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates.

Real estate construction loans increased $11.4 million during 2004 as the strong housing boom continued for another year. While short-term interest rates were rising during the second half of 2004, long-term mortgage rates fell and remained below six percent during most of the third and fourth quarters. Most of construction loans are secured by 1-to-4 family residential properties in various stages of construction. Upon completion of construction, borrowers may convert their construction loan to permanent financing from a mortgage retained by DSB, from a secondary market loan originated by DSB and sold, or from another lender.

Loans secured by commercial real estate increased by $10.9 million during 2004. The commercial real estate loans financed in 2004 were secured by diversified business properties and spread out geographically in or near DBI's primary lending area. The largest loan to a single commercial real estate borrower totaled $1.4 million while the remaining new credits were all under $1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2004, $66.4 million or 22% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type at the end of the last three years:

DBI does not make unsecured loans other than credit card advances, which aggregated $578,527 or .19% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $399,601 or .13% of total loans outstanding and deposit account overdrafts totaling $25,218 at December 31, 2004.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last three years:

Approximately 71% or $4.2 million, of the total nonaccrual loans at December 31, 2004 are secured by real estate. Management considers these loans adequately secured. Business assets secure approximately 25% or $1.5 million, of the total nonaccrual loans at year-end. Of the nonaccrual loans secured by business assets, $393,198 are secured by trucking equipment and $309,710 are secured by equipment used in logging and lumber businesses. These loans are marginally secured and management expects some charge-offs to occur in 2005. DSB has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

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

Restructured loans at December 31, 2004, were $1,209,137 compared to $1,141,041 and $1,027,966 as of year-end 2003 and 2002, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

MANAGEMENTS DISCUSSION AND ANALYSIS

Potential problem loans totaled $13,809,213 as of December 31, 2004. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

  Includes impaired loans of $2,987,197, $2,774,224 and $3,158,831 as of December 31, 2004, 2003 and 2002, respectively.

  Includes restructured loans of $1,209,137, $1,141,041 and $1,027,966 as of the years ended December 31, 2004, 2003 and 2002, respectively, which are included with nonaccrual loans.

Other real estate owned, which is included in other assets, totaled $1,157,508, $1,074,070, and $780,674 at December 31, 2004, 2003 and 2002, respectively. The other real estate acquired in satisfaction of loans at December 31, 2004, consists of six residential properties totaling $433,088 and two commercial properties valued at $724,420.

See Note 13 - Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2004:

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

At December 31, 2004, DBI's investment in impaired loans totaled $2,987,197 compared to $2,774,224 one year earlier. The impaired loans required a related allowance for credit losses of $576,713 at December 31, 2004. Impaired loans are measured at the estimated fair value of the collateral.

In 2004 DBI's provision for credit losses was $327,000 compared to $434,000 and $944,000 during 2003 and 2002, respectively. Net charge-offs were $35,767 for the year ended December 31, 2004, compared to net charge-offs of $323,003 and $1,050,373 for the years ended 2003 and 2002, respectively. The ratio of allowance for credit losses to total loans was 1.93% at December 31, 2004, compared to 2.07% at December 31, 2003. The net increase to the allowance was $291,233 or 5.3% higher than year-end 2003. In determining the adequacy of the allowance for loan and lease losses at December 31, 2004, DBI utilized the same risk factor percentages for loans other than agricultural loans that it used at December 31, 2003. The risk factor percentages for agricultural real estate loans and other agricultural loans were slightly decreased because of the improvement in the agricultural economy and particularly the dairy industry.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.40% at December 31, 2004, compared to 3.67% and 3.87% at December 31, 2003 and 2002, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 22% of total loans as of December 31, 2004. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last three years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $735,980 at December 31, 2004. This represents .24% of total loans outstanding and 7.2% of DBI's total past due loans. During 2004 there was $48,454 of net charge-offs on loans considered agricultural-related compared to $103,856 of net charge-offs during 2003. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2004, of $5,820,150 (equal to 1.93% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2004 DBI's ratio of charge-off loans to average loans outstanding was 0.08% compared to 0.16% and 0.49% during 2003 and 2002, respectively. The largest single charge-off during 2004 was $31,823 to a commercial borrower in the excavating and trucking business.

The largest single charge-off during 2003 was $109,500 to a commercial borrower that was severely impacted by the economic climate in Manitowoc County during 2002 and 2003. The charge-offs during 2002 included $182,000 of loans secured by a restaurant. An additional $59,227 was charged-off during 2003 and all remaining loans to this borrower have been paid following the sale of the property. The 2002 charge-offs also include $368,949 attributable to three borrowers that derived their income from the sale of used automobiles and parts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the three most recent years were as follows:

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2004, total deposits were $288,757,615, an increase of $25,026,791 or 9.5% compared to December 31, 2003. Certificates of deposit increased by $17.0 million or 13.1% compared to the previous year-end. During October 2004, DSB offered a CD special rate promotion. The CD rates were 3.0% and 3.75% fixed for twelve and twenty-four months, respectively. The rate promotion, which generated approximately $15 million, was offered at all offices in conjunction with the grand opening celebration of the Wrightstown offices. The 30.9% increase in NOW accounts reflects a year-end fluctuation. The average balance of NOW accounts increased by 17.2% or $2.7 million higher than 2003. DSB continues to face strong competition for core deposits in all of its market areas.

Total deposits increased $5,767,279 or 2.2% at December 31, 2003, compared to year-end 2002. The increase in savings accounts resulted primarily from depositors that shifted funds from money market accounts to avoid service charges after the minimum balance required on money market accounts was increased. The combined balances of money market and passbook savings accounts increased $4.2 million or 5.3% at year-end 2003 while certificates of deposit decreased by $2.2 million or 1.7%. Management did not aggressively seek deposits during 2003 because of the lack of need for funds due to the lack of loan growth.

The following table shows, as of December 31, 2004, the maturities of time certificates of deposit in amounts of $100,000 or more:

Other Borrowed Funds and Contractual Obligations

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2004, DBI had $94.3 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2004, DACC had established lines of credit of $35 million of which $21.7 million were drawn in the form of short-term notes payable and $2.7 million in long-term notes payable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2004, total borrowings increased $10.8 million or 24.0% higher than the previous year-end. During 2004, DSB borrowed an additional $7.0 million from the FHLB in the form of a long-term note. The proceeds were used primarily to fund DSB's loan portfolio growth. DACC borrowed an additional $3.8 million in notes payable to banks and similarly used the proceeds to fund loan growth. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Total short and long-term borrowings dropped $5.5 million at December 31, 2003, compared to year-end 2002. The increase in stockholders' equity, primarily as a result of the 2003 common stock sale, contributed to the reduction in borrowed funds.

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2004:

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

DBI's core and risk-based capital ratios are well above the minimum levels.

Stockholders' equity at December 31, 2004, increased 3.7% to $50,383,232 or $417 per share, compared with $48,568,801 or $400 per share one year ago. Cash dividends declared in 2004 were $13.25 per share compared with $12.25 and $11.38 in 2003 and 2002, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 41.6%, 32.5% and 26.1% in 2004, 2003 and 2002, respectively.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management believes that 2005 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $678,020, $804,144 and $764,764 for the years ended December 31, 2004, 2003 and 2002, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2004, was 23.6%. DBI has $1.7 million of commitments outstanding to complete the construction in progress of the Maribel office. These expenditures will be funded by cash flows from operations, dividends from subsidiaries or if needed by borrowing on an existing line of credit.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2004, net cash provided by operating activities amounting to $4.1 million, the increase in deposits amounting to $25.0 million and the net increase in other borrowings totaling $10.8 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $34.8 million increase in loans, the net increase in federal funds sold of $5.9 million, capital expenditures of $3.0 million and the payment of $1.5 million in dividends were the major uses of cash during 2004.

During 2003, the major sources of funds were loan repayments, net cash provided by operating activities of $5.9 million, the proceeds from the sale of common and treasury shares amounting to $9.7 million, the increase in deposits amounting to $5.8 million and the net decrease in federal funds sold totaling $4.1 million. The $6.2 million increase in loans, the net repayment in other borrowings of $5.5 million, the purchase of bank owned life insurance totaling $5 million, the purchase of common stock in FHLB and AgriBank totaling $2.8 million, capital expenditures of $2.4 million and the payment of $1.3 million in dividends were the major uses of cash during 2003.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 91%, 87% and 88% at December 31, 2004, 2003 and 2002, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2004, the amount owed to the FHLB was $31.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $22.3 million from the FHLB based on its $6.3 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2004 DSB sold $21.6 million of residential loans to the secondary mortgage market.

Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2004, DACC has unused lines of credit of $10.6 million and the parent company has an available line of credit of $6 million. See Note 12 - Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2004, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2004, is adequate under current economic conditions.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Investment balances in various categories at the end of each of the last three years were as follows:

At December 31, 2004, the amortized cost of investment securities totaled $49.3 million, a decrease of $1.1 million, or 2.1% lower than year-end 2003. DSB held short-term taxable municipal securities in amounts totaling $3.9 million, $5.5 million and $11 million for the years ended 2004, 2003 and 2002, respectively. The securities, yielding approximately 25 basis points above the rate of federal funds sold, were purchased as an alternative to short-term federal funds sold. The carrying value at December 31, 2004, includes $109,401 of net unrealized losses on available-for-sale securities compared to $89,792 of net unrealized losses at year-end 2003. The net unrealized gains of the held-to-maturity securities amounted to $2,698,815 as of December 31, 2004, compared to $3,010,336 at year-end in 2003.

The following table shows the maturities of investment securities at December 31, 2004, and the weighted average yields of such securities:

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

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of the time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 10.0% of total assets at year-end.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2004, DBI's estimated changes in the market value of equity are within limitations established by DBI's Board of Directors. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2004:

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

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS	EXECUTIVE OFFICERS
Terese M. Deprey Secretary Denmark Bancshares, Inc.	Darrell R. Lemmens Chairman and President Denmark Bancshares, Inc. and Denmark State Bank
Thomas N. Hartman President Hartman's Towne and Country Greenhouse, Inc.	Terese M. Deprey Secretary of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Darrell R. Lemmens Chairman and President Denmark Bancshares, Inc.	Dennis J. Heim Vice President of Denmark Bancshares, Inc. Sr. Vice President of Denmark State Bank
Mark E. Looker Vice President Denmark Bancshares, Inc.	Evonne J. Kreft Vice President Denmark State Bank
Edward Q. Opichka, D.D.S. Retired Owner Edward Q. Opichka Dental Practice	Roger E. Lemmens Vice President and Branch Manager Denmark State Bank
Allen M. Peters Retired Teacher and Athletic Director Reedsville School District	Mark E. Looker Vice President of Denmark Bancshares, Inc. Assistant Vice President of Denmark State Bank
Norman F. Tauber Retired Owner Tauber Auto Service Station and Car Dealership	Lonnie A. Loritz Vice President Denmark State Bank
Thomas F. Wall Retired Sales Account Manager Natural Beauty Growers	John P. Olsen President of Denmark Agricultural Credit Corporation Sr. Vice President of Denmark State Bank
David H. Radue Vice President and Branch Manager Denmark State Bank
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

As of March 1, 2005 DBI had 1,441 shareholders of record.