Form 10-K, Exhibit 13
period 2005-12-31
DENMARK BANCSHARES INC
filed 2006-03-08
CIK 885531

DENMARK

Bancshares, Inc.

2005 ANNUAL REPORT

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

PRESIDENT'S LETTER

To Our Shareholders and Friends:

We are pleased to present the 2005 Annual Report of Denmark Bancshares, Inc. Your Bank enjoyed another successful year with growth in loans and deposits. Our financial strength establishes an excellent base for future growth and expansion.

Our semi-annual dividend of $7.10 per share to shareholders of record December 13, 2005, payable January 3, 2006, represents a 1.5% increase over the last semi-annual dividend and a 5% increase over the dividend paid in January 2005.

On behalf of your independent and locally owned Bank, I would like to recognize, with gratitude, the leadership of our directors, the support of our shareholders and customers, and finally the loyalty, hard work and dedication of our employees. As we go forward, we will strive to earn your continued confidence.

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

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2005. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, DBI's management believes that, as of December 31, 2005, DBI's internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, Wipfli LLP, has issued an audit report on our assessment of DBI's internal control over financial reporting, which is included herein.

Darrell R. Lemmens Dennis J. Heim

Chairman of the Board, President Vice President and

and Chief Executive Officer Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Denmark Bancshares, Inc., Denmark, Wisconsin

We have audited management's assessment, included in the accompanying Report of Management, that Denmark Bancshares, Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of income, stockholders' equity, and cash flows of Denmark Bancshares, Inc. and Subsidiaries, and our report dated January 27, 2006, expressed an unqualified opinion.

Wipfli LLP

January 27, 2006

Green Bay, Wisconsin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited the accompanying statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Denmark Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 27, 2006, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Wipfli LLP

January 27, 2006

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $880,947, $1,051,854 and $1,177,657 and interest paid was $8,505,002, $5,735,119 and $6,682,440 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan and lease losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $342,845 and $1,157,508 at December 31, 2005 and 2004, respectively.

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

Treasury Stock

Treasury stock consists of 1,492 and 691 shares, at a cost of $1,198,804 and $495,779 as of December 31, 2005 and 2004, respectively and is netted against common stock on the consolidated statement of financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 120,387, 121,100 and 110,195 for the years ended December 31, 2005, 2004 and 2003, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,133,000 and $1,040,000 as of December 31, 2005 and 2004, respectively, were satisfied by currency and coin holdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date.

Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

No securities were sold during 2005, 2004 and 2003.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

At December 31, 2005, ten debt securities have unrealized losses with aggregate depreciation of 2% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $65,161 and $78,618 and estimated fair value of $65,373 and $79,809, at December 31, 2005 and 2004, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $7,587,804 and $5,900,375 at December 31, 2005 and 2004, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $28,230,373 and $21,718,325 at December 31, 2005 and 2004, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $31,585,689 and $29,181,137 as of December 31, 2005 and 2004, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 3.37% to 6.26% at December 31, 2005. As of December 31, 2005, DBI had $39,891,627 of unused lines of credit with banks to be drawn upon as needed.

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $82,769,095 and $79,261,139 as of December 31, 2005 and 2004, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $31,585,689 and $29,181,137 as of December 31, 2005 and 2004, respectively. The pledged notes also secure short-term borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DBI has state net operating loss carryforwards of approximately $2,923,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $89,000.

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

    DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2005, 2004 and 2003.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $417,756, $418,054 and $373,939 for the years 2005, 2004 and 2003, respectively.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2005, variable rate commitments totaled $9,534,702.

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

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2005, was approximately $1,787,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers. Other changes reflect a loan participated with another financial institution and a new loan guarantee.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $2,066,790 and $1,742,453 at December 31, 2005 and 2004, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2005, 279 rights were granted and of those 87 shares were purchased. In 2004, 264 rights were granted and of those 106 shares were purchased.

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

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

DSB is restricted by banking regulations from making dividend distributions to DBI that exceed the retained net income for the most current year plus retained net income for the preceding two years. Under this formula, dividends of approximately $5,921,000 may be paid without prior regulatory approval as of December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2005, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2005. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

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

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors: 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

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

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2005.

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

OVERVIEW

DBI recorded disappointing earnings for the year ended December 31, 2005. Net income of $2.6 million represents a decline of 33% or $1.3 million lower than annual earnings for 2004.

Total noninterest expense for 2005 was $10,961,893, an increase of $912,468 or 9.1% higher than 2004. This increase substantially contributed to the decline in net income during 2005. The primary factors leading to the increase in noninterest expense were increases to salaries and benefits, which rose $463,944, higher occupancy expenses, which increased $162,501, losses on the sales of acquired properties which increased $137,634 (included in other operating expenses), and higher data processing expenses that increased $87,531. The increase in salary and benefits expense includes additional staff for the Wrightstown office that opened during August 2004. The higher occupancy expenses are primarily the result of the new Wrightstown and Maribel office buildings, which began operations in 2004 and 2005, respectively. The cost of the Maribel facility including land, building, furniture, fixtures and equipment was $2.6 million. The recent capital improvements have contributed to higher overhead costs and consequently a higher efficiency ratio. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 69% for 2005, compared to 61% and 55% for the years ended 2004 and 2003, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Another contributing cause to the decline in 2005 earnings is the increase to the provision for credit losses. The 2005 provision for credit losses totals $786,000, an increase of $459,000 or 140% higher than the 2004 provision for credit losses. While this represents a substantial increase over the prior year, the 2005 provision for credit losses is comparable to our peers. DBI's provision expressed as a percent of average total loans is 0.25% compared to its peer group average of 0.23%. The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2005, and consists of 531 bank holding companies with total assets between $300 million and $500 million. Net charge-offs during 2005 were $169,903 higher than in 2004. The allocation in the allowance for credit losses for impaired loans increased by $107,397 at year-end. The remaining increase in the provision is primarily attributable to the overall increase in the total loans outstanding at year-end. Net charge-offs during 2005 totaled $205,670 or 0.07% of average total loans compared to DBI's peer group average of 0.10%. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.33% at December 31, 2005, compared to 3.40% and 3.67% at December 31, 2004 and 2003, respectively. The ratio of allowance for credit losses to total loans was 1.96% at December 31, 2005, compared to 1.93% at December 31, 2004.

Net interest income, DBI's largest source of revenue, was $13,346,261 for 2005 compared to $13,690,187 and $13,340,268 during 2004 and 2003, respectively. DBI was unable to substantially increase net interest income during the last two years despite the growth in average loans totaling $30.5 million and $23.7 million during 2005 and 2004 respectively. A decline in the net interest spread from 3.93% during 2004 to 3.42% during 2005 was the primary reason for the reduction in net interest income for 2005.

The interest rate environment during the last two years has been a challenging one in DBI's attempt to improve or even to maintain net interest spread. The Federal Open Market Committee has raised short-term rates fourteen times between June 30, 2004, and January 31, 2006, including eight times during 2005. The prime rate of interest has jumped from 4.0% to 7.5% over this time span. DBI has less than 4% of total loans or just under $12 million in variable rate loans tied to an index. DBI offers a market-indexed money market account to depositors in order to compete with money market mutual funds. During 2005, money market accounts averaged $65.2 million and the cost of funds for money market accounts was 2.43% compared to 0.94% during 2004. During the last two years the rates on long-term mortgages have risen approximately 75 basis points compared to the prime rate increase of 350 basis points. DBI has $110.7 million in loans secured by residential real estate at year-end compared to $108.8 million at December 31, 2004. Pricing the renewing one, three and five-year balloon residential loans substantially above prevailing long-term rates would likely lead to refinancing and a reduction in DBI's loan portfolio.

Additionally, rising interest rates create another challenge. They increase the costs to our existing borrowers as over $230 million of DBI's loans reprice within the next twelve months. In most cases, a higher principal and interest payment amount will be required to amortize the loan over an adequate time period. There is a risk that some borrowers will be unable to meet the higher payment requirements, thereby increasing DBI's ratio of past due loans.

There were several items of expense during 2005 that management considers either unusual or infrequent. DSB sustained a loss of $183,542 on the sale of a commercial property acquired in 2003 through a foreclosure proceeding. During 2004, DSB decreased the carrying value of that property by $100,867 bringing the total loss over the last two years on that property to $284,409. DSB also incurred expenses on acquired properties for repairs, insurance and real estate taxes of $64,395 and $62,338 during the years ended December 31, 2005 and 2004, respectively. Another infrequent item was the payment of $153,863 in taxes, interest and penalties to the Internal Revenue Service to settle an audit of DBI's income taxes for the 2002 and 2003 tax years. Lastly, DBI recorded a write-down of $75,453 on the demolition of the Maribel bank building following the move to the newly constructed building in May of 2005.

Management and the Board of Directors of DSB have set several priorities for 2006 in an effort to turn the negative earnings trend around. Increasing net interest income, primarily by improving the net interest spread but also through continued growth of earning assets is the main focus. The Board has revised the Asset Liability Funds Management Policy of DSB and restructured the Asset Liability Committee in an effort to achieve these results. The restructuring includes the addition of responsibilities and changes in procedures and personnel. DSB has also contracted with a third party to provide a more sophisticated asset/liability modeling system and assistance with interest rate pricing and strategy development. Implementing tighter control of discretionary noninterest expenses in order to slow the rate of growth of noninterest expense will also receive management's attention. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets will be another goal. In order to achieve this goal the Board has approved a revised Loan Policy and reorganized the Loan Committee. The revisions include an expansion of the Loan Committee membership and more frequent meetings of the Loan Committee. Lastly, management will evaluate existing fee structures and seek ways to increase noninterest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings Performance Summary

DBI recorded net income of $2,585,874 in 2005. This represents a decrease of $1,272,046 or 33.0% compared to 2004 earnings. The decrease in net income is primarily attributable to increases in noninterest expenses and the provision for credit losses and decreases in net interest income and noninterest income. Noninterest expenses increased by $912,468 primarily as a result of increases in salaries and employee benefits which increased by $463,944 and occupancy expenses, which increased by $162,501. The provision for credit losses increased by $459,000 during 2005 compared to 2004. Net interest income decreased by $343,926 primarily as a result of a lower net interest rate spread. Noninterest income decreased by $166,814 primarily as a result of lower gains from the sales of loans, which fell by $122,880 in 2005. These items more than offset a decrease of $610,162 in the provision for income taxes.

Net income during 2004 decreased $484,188 or 11.1% compared to 2003 earnings. The decrease in net income in 2004 was primarily attributable to higher noninterest expenses and lower noninterest income. Noninterest expenses increased by $983,463 primarily as a result of increases in salaries and employee benefits which increased by $678,701 and occupancy expenses, which increased by $229,223. A decrease in the gains from the sale of loans primarily contributed to a decline in noninterest income, which fell by $292,757 in 2004. These items more than offset higher net interest income, which increased by $349,919, a decrease of $335,113 in the provision for income taxes and a decrease of $107,000 in the provision for loan losses.

On a per share basis, net income was $21.48 in 2005 compared with $31.86 in 2004 and $39.40 in 2003. The reduction in earnings per share in 2005 is attributable to the 33.0% decline in net income. The reduction in 2004 was caused in part by an 11.1% reduction in net income compared with 2003 and also by an increase in the weighted average shares in 2004 as a result of the sale of an additional 12,850 shares of stock in November 2003. The number of weighted average shares outstanding during 2004 was 121,100 compared to 110,195 during 2003. Return on average assets for DBI was 0.65% in 2005 compared to 1.05% in 2004 and 1.24% in 2003. Return on average equity in 2005 was 5.1% compared to 7.8% and 10.8% in 2004 and 2003, respectively.

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

Net interest income on a taxable equivalent basis decreased 2.2% or $327,983 from 2004 to 2005. The decrease is the result of a lower net interest spread, which resulted in a decline in net interest income of $1,393,332. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The decrease is mostly attributable to a higher overall cost of funds, which jumped seventy-eight basis points from 2.08% in 2004 to 2.86% in 2005. The average cost of funds for money market accounts increased 149 basis points from 0.94% during 2004 to 2.43% during 2005. During 2005, the average cost of funds for CDs and other borrowed funds increased by fifty-six and sixty-three basis points, respectively, compared to 2004. The average yield on earning assets increased by twenty-seven basis points from 6.01% in 2004 to 6.28% during 2005. The tax-equivalent net interest spread was 3.42% during 2005, compared to 3.93% and 3.95% during 2004 and 2003, respectively.

The decrease in net interest income as a result of the lower net interest rate spread more than offset the increase in net interest income from the change in the volume of earning assets and interest-bearing liabilities. Tax equivalent interest income increased $1,864,031 as a result of the increase in average earning assets during 2005 compared to 2004. Average loans outstanding increased by $30.5 million or 10.8% during 2005 compared to 2004 and accounted for most of the increase in interest income. Interest expense increased $798,682 as a result of increased volume of interest-bearing liabilities. On average, CDs increased $18.9 million during 2005 compared to 2004 and other borrowed funds increased by $9.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Taxable equivalent net interest income increased 2.6% or $382,819 from 2003 to 2004. The increase was partly attributable to a lower cost of funds and particularly a decrease of forty basis points, from 3.08% during 2003 to 2.68% during 2004, on certificates of deposit. The increase in net interest income was also helped by a change in the volume and mix of interest earning assets. Average loans increased by $23.7 million or 9.2% during 2004 compared to 2003 while average assets of lower yielding federal funds sold and taxable securities decreased by a combined $14.6 million. The increased interest income from the growth of average loans more than offset the lower yield earned on the loan portfolio during 2004. The loan portfolio yielded 6.01% during 2004 compared to 6.54% during 2003.

Noninterest Income

Noninterest income in 2005 totaled $1,567,447, a decrease of $166,814 or 9.6%. The decrease is primarily the result of lower gains from the sales of loans, which decreased by $122,880. DSB sold $11.3 million of residential real estate loans to the secondary mortgage market during 2005 compared to $21.6 million during the previous year. This decrease followed an even larger decrease of $427,771 in gains from the sales of loans during 2004 compared to 2003. Even though long-term mortgage rates were low during 2005 and 2004, many borrowers had already refinanced during 2002 and 2003. DSB sold $60.5 and $39.3 million of residential real estate loans to the secondary mortgage market during 2003 and 2002, respectively. Other noninterest income decreased during 2005 by $27,992. Appraisal fees decreased by $37,100 during 2005 compared to the previous year. The decline in appraisal fees is related to the decrease in mortgage refinancing activity. Service fees and commissions decreased by $4,942. The decrease was attributable to lower commissions from the sales of investment products, which fell $16,072. This decrease was partially offset by higher insurance commissions which rose by $4,186 and higher fees on bank products which rose $6,944.

Total noninterest income was $1,734,261, a decrease of $292,757 or 14.5% in 2004. The decrease was primarily the result of lower gains from the sales of loans as discussed in the preceding paragraph. Service fees and commissions increased by $95,758. The increase was attributable to higher commissions from the sales of investment products, which rose $44,360 and higher insurance commissions, which increased $42,018. Insurance revenues have been volatile in recent years because of the unpredictability of bonuses. The amount of the annual bonuses received is based on the volume of premiums sold and loss experience from prior years. DSB purchased $5 million of BOLI during the second quarter of 2003. The income from bank owned life insurance (BOLI) contracts increased by $92,500 during 2004. Other noninterest income decreased during 2004 by $53,242. Appraisal fees decreased by $16,600 during 2004 compared to the previous year as a result of a decrease in mortgage refinancing activity.

Noninterest Expense

Salaries and employee benefits expense increased $463,944 or 7.5% in 2005. The increase is primarily attributable to higher salaries and wages, which increased by $264,367 or 6.1% as a result of both regular salary increases and the addition of staff. The average number of full-time equivalent employees was 100 and 96 for the years ended December 31, 2005 and 2004, respectively. Higher group health insurance expenses, which increased by $175,915 or 16.3%, also contributed to the increase in salaries and employee benefits.

Other operating expenses increased $224,570 or 25.4% in 2005. Losses on the sales of other real estate properties acquired through foreclosure totaled $225,863 during 2005. This represents an increase of $137,634 compared to 2004. DSB sustained a loss of $183,542 on the disposal of a commercial property that had been acquired in 2003. The total loss on this property, including a write-down of $100,867 expensed during 2004, totaled $284,409.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Occupancy expenses increased by $162,501 in 2005 primarily as a result of higher depreciation expense which rose $93,713. The higher depreciation expenses are primarily attributable to the building, furniture, fixtures and equipment of the Wrightstown office that was occupied during 2004. Depreciation for the Wrightstown office was $161,971 during 2005, which represents an increase of $81,972 compared to 2004. Other occupancy expenses also increased primarily as a result of the Wrightstown office. These expenses include utilities expenses, which increased by $32,813 during 2005 and real estate taxes and personal property taxes, which increased by $32,783.

Data processing expenses increased by $87,531 or 13.5% in 2005. The increase is primarily attributable to an increase of $70,317 in service fees paid to our major service provider as a result of additional services used and increased communication costs. Our contract with the service provider includes price adjustments for 2004 through 2006. The service provider does our core system processing as well as provides us with our network communications.

Salaries and employee benefits expense increased $678,701 or 12.4% in 2004. The increase was primarily attributable to higher salaries and wages, which increased by $386,468 or 9.8% as a result of regular salary increases and the addition of staff for the Wrightstown banking offices. The average number of full-time equivalent employees was 96 and 91 for the years ended December 31, 2004 and 2003, respectively. Higher group health insurance expenses, which increased by $219,711 or 25.6%, also contributed to the increase in salaries and employee benefits.

During 2004, occupancy expenses increased by $229,223 primarily as a result of higher depreciation expense, which rose $136,163. The higher depreciation expenses are attributable to the building, furniture, fixtures and equipment of DBI's Financial Center and the Wrightstown offices. Real estate taxes and personal property taxes increased by $27,343. Rent expense increased by $12,880 primarily as a result of the lease of the Wrightstown branch office beginning in August 2003.

Data processing expenses increased by $43,415 or 7.2% in 2004. The increase was primarily attributable to an increase of $53,184 in service fees paid to our major service provider. The increase was primarily due to additional services used, an annual increase provided in the contract and additional network communication costs because of the additional Wrightstown locations.

Professional fess increased by $17,607 or 7.9% in 2004. Professional fees include expenditures for technology consulting, legal, audit, compliance, tax and appraisal services. DBI incurred $103,713 in audit and compliance fees related to documentation and testing of DBI's internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

Income Taxes

For the years ended December 31, 2005, 2004 and 2003, DBI recorded combined federal and state income tax provisions of $579,941, $1,190,103 and $1,525,216. These provisions reflect effective income tax rates of 18%, 24% and 26%, in 2005, 2004 and 2003, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to certain non-taxable interest earned on state and local government investment securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Internal Revenue Service completed an audit of DBI's 2002 and 2003 tax returns during the third quarter of 2005. As a result of the audit DBI paid $111,170 in additional income taxes for the years audited. The additional tax payment is reflected in the 2005 provision for income tax expense. The IRS has been auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but has paid the tax and reserves the right to file a refund claim should a bank be successful on this issue in U.S. Tax Court. A Wisconsin bank filed a petition with the U.S. Tax Court in August of 2005 contesting a similar tax adjustment. It is possible that a court case will be heard on this issue during the fall of 2006.

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

Total assets at December 31, 2005, were $414.5 million. This represents an increase of $17.8 million, or 4.5% higher than year-end 2004. Total loans increased $25.6 million or 8.5% higher than year-end 2004. During 2005, DSB sold $11.3 million of fixed rate residential loans to the secondary mortgage market. Management attributes the strong loan growth to the prevailing economic conditions during the last two years. In general the economic climate in DBI's primary lending area was strong during 2004 and 2005. Each of the four counties in the lending market of DBI have unemployment rates of less than 4.8% at year-end and are similar to the rates one year earlier. Also, the agricultural economy, especially the dairy sector, has experienced two solid years.

Total deposits at December 31, 2005, were $298.3 million, an increase of $9.5 million or 3.3% higher than at year-end 2004. The deposit growth was primarily attributable to growth in CDs which increased by $7.9 million or 5.4% of total CDs. The deposit growth was used to fund loan growth. The remaining loan growth was funded by a decrease of $9.0 million in federal funds sold and an increase in other borrowed funds totaling $7.8 million.

At December 31, 2004, total assets increased $37.8 million or 10.5% higher than at year-end 2003. Total loans increased $34.4 million or 12.9% higher than the previous year-end. Management attributed the strong loan growth to improved economic conditions during 2004 compared to 2003. The loan growth was funded in part by additional deposits, which grew $25.0 million, and by increases in other borrowed funds, which grew by $10.8 million during 2004 compared to 2003.

Loans

Loans secured by residential mortgages totaling $110.7 million or 34.0% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. During 2005, DBI's in-house mortgage rates for the one, three and five year balloon options were often higher than the fifteen and thirty-year fixed rates available in the long-term mortgage market. Consequently, DBI experienced very limited growth in residential real estate loans during 2005. The portfolio grew $1.8 million or 1.7% higher than at year-end 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI experienced strong loan growth in the business sector during 2005. Loans secured by commercial real estate increased by $12.0 million or 23.4% at the end of 2005 compared to year-end 2004. The commercial real estate loans financed in 2005 were secured by diversified business properties concentrated primarily in Brown County. The largest two loans to commercial real estate borrowers totaled $1.5 million and $1.2 million while the remaining new credits were all under $1 million.

Commercial loans secured by business assets increased by $5.8 million or 17.2% at December 31, 2005, compared to one year earlier. The commercial loans growth during 2005 is well diversified among small businesses in a variety of industries. The growth of commercial loans occurred primarily in Brown County. The largest new loan during 2005 to a single commercial borrower totaled $1.6 million while the remaining new credits were all under $1 million. This borrower had loans outstanding totaling $4.5 million.

At December 31, 2005, $71.2 million or 21.9% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $3.4 million or 10.6% higher than at year-end 2004. Of the new loans issued during 2005, the largest single extension of credit was $2.2 million as of December 31, 2005. The remaining new loans secured by agricultural real estate were spread out geographically in or near DBI's primary lending area. Other agricultural loans totaled $36.3 million at December 31, 2005, an increase of $1.5 million compared to the prior year-end.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type at the end of the last three years:

DBI does not make unsecured loans other than credit card advances, which aggregated $585,140 or .18% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $374,886 or .12% of total loans outstanding and deposit account overdrafts totaling $46,328 at December 31, 2005.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last three years:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Approximately 84% or $6.4 million, of the total nonaccrual loans at December 31, 2005 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The nonaccrual residential loans at December 31, 2005, include $795,000 of 1-4 family construction loans to builders or developers. The increase in nonaccrual commercial real estate at the end of 2005 is primarily the result of the nonperformance of one commercial borrower owing $873,000 at year-end. Business assets secure approximately 13% or $1.0 million, of the total nonaccrual loans at year-end. These loans are marginally secured and management expects some charge-offs to occur in 2006. DSB has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

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

Restructured loans at December 31, 2005, were $1,414,391 compared to $1,209,137 and $1,141,041 as of year-end 2004 and 2003, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

Potential problem loans totaled $11,083,654 as of December 31, 2005. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

Other real estate owned, which is included in other assets, totaled $342,845, $1,157,508, and $1,148,490 at December 31, 2005, 2004 and 2003, respectively. The other real estate acquired in satisfaction of loans at December 31, 2005, consists of two residential properties totaling $140,425 and two commercial properties valued at $202,420. DBI acquired four properties during 2005 and sold eleven properties incurring a loss of $225,863. During 2005, DBI also incurred $64,395 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

See Note 13 - Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2005:

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

At December 31, 2005, DBI's investment in impaired loans totaled $3,785,842 compared to $2,987,197 one year earlier. The impaired loans required a related allowance for credit losses of $684,110 at December 31, 2005. Impaired loans are measured at the estimated fair value of the collateral.

In 2005 DBI's provision for credit losses was $786,000 compared to $327,000 and $434,000 during 2004 and 2003, respectively. Net charge-offs were $205,670 for the year ended December 31, 2005, compared to net charge-offs of $35,767 and $323,003 for the years ended 2004 and 2003, respectively. The ratio of allowance for credit losses to total loans was 1.96% at December 31, 2005, compared to 1.93% at December 31, 2004. The net increase to the allowance was $580,330 or 10.0% higher than year-end 2004. In determining the appropriateness of the allowance for credit losses at December 31, 2005, DBI utilized the same risk factor percentages for loans other than impaired loans that it used at December 31, 2004.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.33% at December 31, 2005, compared to 3.40% and 3.67% at December 31, 2004 and 2003, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 22% of total loans as of December 31, 2005. The factors that influence the agricultural economy are complex and difficult to predict. In general, the agricultural economy has been strong during the last two years. During the last two years milk

MANAGEMENT'S DISCUSSION AND ANALYSIS

prices have averaged $2 to $3 per hundredweight over the preceding five-year average. Rising real estate values and higher cattle prices have contributed to higher equity in farm financial statements. Ag economists predict that 2006 could present some challenges with milk prices expected to drop as the nation's dairy herd has expanded. Higher energy costs and rising interest rates will also likely reduce farm net income. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $493,227 at December 31, 2005. This represents 0.15% of total loans outstanding and 4.5% of DBI's total past due loans. During 2005 there was $12,369 of net charge-offs on loans considered agricultural-related compared to $48,454 of net charge-offs during 2004. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2005, of $6,400,480 (equal to 1.96% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2005 DBI's ratio of charge-off loans to average loans outstanding was 0.11% compared to 0.08% and 0.16% during 2004 and 2003, respectively. During 2005, the largest charge-off was $103,167 on a property secured by land in northern Wisconsin. The largest single charge-off during 2004 was $31,823 to a commercial borrower in the excavating and trucking business. In 2003, a commercial borrower that was severely impacted by the economic climate in Manitowoc County during 2002 and 2003, resulted in a charge-off totaling $109,500.

Changes in the allowance for credit losses in each of the three most recent years were as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

At December 31, 2005, total deposits were $298,253,672, an increase of $9,496,057 or 3.3% compared to December 31, 2004. The large fluctuations in non-interest bearing and NOW checking accounts are a year-end phenomenon. Average non-interest bearing checking accounts were $31.7 during 2005 compared to $30.1 million during 2004. Average NOW checking accounts during 2005 totaled $17.3 million compared to $18.1 million during the previous year. Certificates of deposit increased by $7.9 million or 5.4% at December 31, 2005, compared to the previous year-end. Money market accounts increased by $2.7 million at year-end or 4.2% higher that at the end of 2004. DSB continues to face strong competition from other banks for core deposits in all of its market areas. Nonbank competitors such as insurance companies and brokerage firms also compete for deposits through alternative investments such as annuities, debt securities, mutual funds and other equity securities. DSB experienced some deposit growth at year-end at each of its branch offices compared to the previous year-end.

The following table shows, as of December 31, 2005, the maturities of time certificates of deposit in amounts of $100,000 or more:

Other Borrowed Funds and Contractual Obligations

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2005, DBI had $103.1 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2005, DACC had established lines of credit of $35 million of which $27.2 million were drawn in the form of short-term notes payable and $1.0 million in long-term notes payable.

At December 31, 2005, total borrowings increased $7.8 million or 14.0% higher than the previous year-end. During 2005, DSB borrowed an additional $3.0 million from the FHLB in the form of a long-term note. The proceeds were used primarily to fund DSB's loan portfolio growth. DACC borrowed an additional $3.8 million in notes payable to banks and similarly used the proceeds to fund loan growth. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2005:

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

Stockholders' equity at December 31, 2005, increased 0.3% to $50,552,652 or $421 per share, compared with $50,383,232 or $417 per share one year ago. Cash dividends declared in 2005 were $14.10 per share compared with $13.25 and $12.25 in 2004 and 2003, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 65.6%, 41.6% and 32.5% in 2005, 2004 and 2003, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Management believes that 2006 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $640,664, $678,020 and $804,144 for the years ended December 31, 2005, 2004 and 2003, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2005, was 20.0%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limits purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy has no fixed expiration date, although DBI may terminate the Policy at any time. DBI is not soliciting or encouraging shareholders to sell shares under the Policy. Stock repurchases totaled $780,014, $517,389 and $134,409 for the years ended December 31, 2005, 2004 and 2003, respectively.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2005, net cash provided by operating activities amounting to $3.2 million, the increase in deposits amounting to $9.5 million, the net decrease in federal funds sold of $9.0 million and the net increase in other borrowings totaling $7.8 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $25.8 million increase in loans, capital expenditures of $2.6 million and the payment of $1.7 million in dividends were the major uses of cash during 2005.

During 2004, the major sources of funds were loan repayments, net cash provided by operating activities of $4.1 million, the increase in deposits amounting to $25.0 million and the net increase in other borrowings totaling $10.8 million. The $34.8 million increase in loans, the net increase in federal funds sold of $5.9 million, capital expenditures of $3.0 million and the payment of $1.5 million in dividends were the major uses of cash during 2004.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 95%, 91% and 87% at December 31, 2005, 2004 and 2003, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2005, the amount owed to the FHLB was $34.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $28.1 million from the FHLB based on its $6.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2005 DSB sold $11.3 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2005, DACC has unused lines of credit of $6.8 million and the parent company has an available line of credit of $5 million. See Note 12 - Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2005, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2005, is adequate under current economic conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Investment balances in various categories at the end of each of the last three years were as follows:

At December 31, 2005, the amortized cost of investment securities totaled $49.7 million, an increase of $0.6 million, or 1.2% higher than year-end 2004. The carrying value at December 31, 2005, includes $135,916 of net unrealized losses on available-for-sale securities compared to $109,402 of net unrealized losses at year-end 2004. The net unrealized gains of the held-to-maturity securities amounted to $1,855,719 as of December 31, 2005, compared to $2,698,815 at year-end in 2004.

The following table shows the maturities of investment securities at December 31, 2005, and the weighted average yields of such securities:

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 9.3% of total assets at year-end.

DSB's Asset Liability Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Asset Liability Funds Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

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

The following table summarizes results of simulations as of the end of the two most recent years:

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Asset Liability Committee takes no action in response to changes in interest rates.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2005, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2005:

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

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS	EXECUTIVE OFFICERS
Terese M. Deprey Secretary Denmark Bancshares, Inc.	Darrell R. Lemmens Chairman and President Denmark Bancshares, Inc. and Denmark State Bank
Thomas N. Hartman President Hartman's Towne and Country Greenhouse, Inc.	Terese M. Deprey Secretary of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Michael L. Heim President Heim Trucking Company	Dennis J. Heim Vice President of Denmark Bancshares, Inc. Sr. Vice President of Denmark State Bank
Darrell R. Lemmens Chairman and President Denmark Bancshares, Inc.	Evonne J. Kreft Vice President Denmark State Bank
Mark E. Looker Vice President Denmark Bancshares, Inc.	Roger E. Lemmens Vice President and Branch Manager Denmark State Bank
Edward Q. Opichka, D.D.S. Retired Owner Edward Q. Opichka Dental Practice	Mark E. Looker Vice President of Denmark Bancshares, Inc. Assistant Vice President of Denmark State Bank
Allen M. Peters Retired Teacher and Athletic Director Reedsville School District	Lonnie A. Loritz Vice President Denmark State Bank
Thomas F. Wall Retired Sales Account Manager Natural Beauty Growers	John P. Olsen President of Denmark Agricultural Credit Corporation Sr. Vice President of Denmark State Bank
David H. Radue Vice President and Branch Manager Denmark State Bank
Jeffrey J. Van Rens Vice President Denmark State Bank
Glenn J. Whipp Vice President and Branch Manager Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

  In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to DBI may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value since March 28, 2001. The Board of Directors of DBI may consider changes in the applicable percentage at future meetings.

  The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2006 DBI had 1,468 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.