Form 10-K, Exhibit 13
period 2006-12-31
DENMARK BANCSHARES INC
filed 2007-03-15
CIK 885531

our leadership and focus

March 30, 2007

TO OUR SHAREHOLDERS

Year 2006 has been a year of transition for Denmark Bancshares, Inc. Since I accepted the President's position in September, my primary focus has been to improve asset quality and earnings. In the last four months, Denmark Bancshares, Inc. has made substantial progress in reducing sub-standard loan accounts. While collection of non-viable relationships reduced loan volume in 2006, it will enhance shareholder returns in the future. I am confident that by having recognized net charge-offs of $1.9 million in 2006, this institution has openly addressed its credit issues and is now in a position to go forward.

Earnings projections for 2007 reflect our optimism for improvement in net interest spreads and continued reduction in operating expenses. Your company has retained an outside consultant as part of the development of a three-year strategic plan to improve efficiency and shareholder return. The sale of assets of our insurance subsidiary in January 2007, and the consolidation of our Wrightstown East operations into the Wrightstown West location, has improved our bottom line. We will continue to cost account our various operations in 2007 to improve efficiency and earnings.

Our plan for 2007 recognizes the effect the Internet and e-commerce continues to have on the banking industry. We will continue to commit necessary resources to enhance our technology and serve this growing market.

Denmark State Bank, our primary subsidiary, has a proud 97-year history of customer service. We will build on that foundation and make the necessary changes to improve shareholder returns.

John P. Olsen
President

have remained the keys

Financial guidance from people you trust...
Denmark State Bank provides counsel on wealth creation, wealth protection, and wealth distribution, which is why we have created Denmark Financial Services. These investment professionals truly understand a customer's unique needs for education planning, retirement planning, estate planning and other goal-based financial objectives.

Backed by research and analysis from Linsco/Private Ledger, the nation's largest organization supporting independent financial advisors, Denmark Financial Services' financial consultants offer clients unbiased counsel on stocks, bonds, mutual funds, annuities, and brokered CDs as well as investment plans designed for the individual's goals and risk tolerance.

We are totally independent with no proprietary products and no conflicts of interest. Every recommendation we make is in the customer's best interest, and we have full access to every investment vehicle on the market.

Our financial consultants are experienced professionals. Denmark Financial Services' "team" approach assures clients continuity and on-going communication. Clients have ready access to their advisor or team members at all times as a result of our commitment to service.

Scott K. Lemmens
Linsco/Private Ledger
Investment Representative

Scott can help you develop a plan to meet your financial needs and seek your goals through

Retirement Planning

Tax Efficient Investments

College Savings Strategies

Quality Investment Products

Tax-Free Investments

Tax Deferred Investments

LPL FINANCIAL SERVICES

Securities and insurance products offered through Linsco/Private Ledger, Member NASD/SIPC. Securities are not bank deposits, are not FDIC insured, may lose their value, have no bank guarantee, and are not insured by any federal government agency. Denmark State Bank has a brokerage affiliate arrangement with Linsco/Private Ledger. Based on total revenue as reported by Financial Planning Magazine - June 1996-2006.

to our strength and stability

Denmark STATE BANK

Vision

By year 2009, Denmark State Bank will have achieved a transformation of culture, resulting in enhanced teamwork, employee development and a structuring of the organization that results in management and supervisory accountability, clear reporting lines and enhanced communication among all locations.

Over the next three years, profitability comes first with accompanying asset growth targets that fuel long term viability. The governing umbrella for our performance is a consistent annual return on equity of 10% with an accompanying return on assets of 1.0 -1.15.

Our efficiency ratio must be 65% or less, with emphasis on reduced funding cost, controlled overhead expense and sources of non-interest income.

We will have maximized our existing customer base and maximized our existing locations in existing markets. Success will be based on elevating the sales culture on a foundation of good customer service. Sales is how we get paid for the exceptional customer service we deliver.

Our journey depends on people...all the way!

The key to reaching this destination is our ability to retain our best and brightest employees, to develop and/or recruit the additional talent that will be needed and to fully develop a culture of accountability with enhanced teamwork across the organization.

and your financial prosperity.

Dennis J. Heim
Vice President

Denmark Bancshares, Inc. ("DBI") maintains a strong capital position in relation to its peers. DBI's total shareholders' equity expressed as a percentage of average total assets was 12.5% compared to 8.9% for peer bank holding companies. The graph below illustrates DBI's capital position for each of the last five years.

Equity Capital as a Percent of Average Total Assets
Percent
0
2
4
6
8
10
12
14
2002
2003
2004
2005
2006
Year
Bank Holding Company Peers
Denmark Bancshares, Inc.

TABLE OF CONTENTS

President's Letter	1
Selected Financial Data	5
Report on Internal Control Over Financial Reporting	6
Reports of Independent Registered Public Accounting Firm	7
Consolidated Financial Statements	9
Notes to Consolidated Financial Statements	13
Management's Discussion and Analysis	27
Directors and Executive Officers	48
Quarterly Financial Information	49
Stock Performance	50

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC").

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

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2006. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, DBI's management believes that, as of December 31, 2006, DBI's internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, Wipfli LLP, has issued an audit report on our assessment of DBI's internal control over financial reporting, which is included herein.

/s/ John P. Olsen	/s/ Dennis J. Heim
John P. Olsen	Dennis J. Heim
President	Vice President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Denmark Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2007, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Wipfli LLP

March 7, 2007

Green Bay, Wisconsin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited management's assessment, included in the accompanying Report of Management, that Denmark Bancshares, Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control- Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of income, stockholders' equity, and cash flows of Denmark Bancshares, Inc. and Subsidiaries, and our report dated

March 7, 2007, expressed an unqualified opinion.

Wipfli LLP

March 7, 2007

Green Bay, Wisconsin

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2006	2005
Cash and due from banks	$9,258,418	$10,495,063
Federal funds sold	11,744,000	5,140,000
Investment Securities		
Available-for-sale, at fair value	13,611,476	11,016,664
Held-to-maturity (fair value approximates $39,169,568 and $40,408,989, respectively)	37,473,611	38,553,270
Total Investment Securities	$51,085,087	$49,569,934
Loans less allowance for credit losses of $5,731,674 and $6,400,480, respectively	300,299,635	318,670,892
Loans held for sale	903,793	1,440,529
Premises and equipment, net	9,283,780	10,180,630
Other investments, at cost	4,944,649	7,743,390
Accrued interest receivable	2,218,003	2,032,413
Other assets	13,105,832	9,247,763
TOTAL ASSETS	$402,843,197	$414,520,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$41,338,954	$39,545,404
Interest-bearing	252,322,716	258,708,268
Total Deposits	$293,661,670	$298,253,672
Short-term borrowings	28,579,445	28,230,373
Accrued interest payable	1,426,938	1,265,875
Other liabilities	1,330,699	1,202,826
Long-term debt	27,802,069	35,015,216
Total Liabilities	$352,800,821	$363,967,962
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; issued 119,053 and 120,038 shares, net of 2,477 shares of treasury stock in 2006 and 1,492 shares in 2005	$16,106,590	$16,975,172
Paid in capital	469,986	470,094
Retained earnings	33,500,531	33,191,504
Accumulated other comprehensive loss	(34,731)	(84,118)
Total Stockholders' Equity	$50,042,376	$50,552,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$402,843,197	$414,520,614

The accompanying notes are an integral part of these financial statements.

9

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2006	2005	2004
Interest Income	$21,520,935	$19,405,904	$16,921,457
Loans including fees			
Investment securities:			
Taxable	464,213	286,473	179,675
Tax-exempt	1,992,604	2,052,247	2,025,429
Interest on federal funds sold	289,632	69,500	81,060
Other interest income	415,932	445,336	407,370
	$24,683,316	$22,259,460	$19,614,991
Interest Expense			
Deposits	$9,333,348	$6,659,753	$4,342,960
Short-term borrowings	1,499,933	795,340	368,509
Long-term debt	1,364,610	1,458,106	1,213,335
	$12,197,891	$8,913,199	$5,924,804
Net interest income	$12,485,425	$13,346,261	$13,690,187
Provision for Credit Losses	1,257,000	786,000	327,000
Net interest income after provision for credit losses	$11,228,425	$12,560,261	$13,363,187
Other Income			
Service fees and commissions	$1,036,583	$940,420	$945,362
Investment security losses	(59,486)	0	0
Loan sale gains	84,769	134,309	257,189
Bank owned life insurance	213,000	211,000	222,000
Other	344,233	281,718	309,710
	$1,619,099	$1,567,447	$1,734,261
Other Expense			
Salaries and employee benefits	$6,396,726	$6,615,689	$6,151,745
Occupancy expenses	1,510,244	1,365,939	1,203,438
Data processing expenses	1,024,490	731,992	644,461
Marketing expenses	148,163	256,717	262,427
Directors fees	156,415	234,800	228,110
Professional fees	359,738	223,698	241,108
Printing and supplies	180,328	212,703	221,002
Amortization of intangibles	209,292	212,881	214,230
Other operating expenses	837,782	1,107,474	882,904
	$10,823,178	$10,961,893	$10,049,425
Income before income taxes	$2,024,346	$3,165,815	$5,048,023
Income tax expense	9,394	579,941	1,190,103
NET INCOME	$2,014,952	$2,585,874	$3,857,920
EARNINGS PER COMMON SHARE	$16.87	$21.48	$31.86

The accompanying notes are an integral part of these financial statements.

10

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Accumulated Other	
	Shares	Amount	Paid in Capital	Retained Earnings	Comprehensive Income (loss)	Total
Balance, December 31, 2003	121,335	$18,106,238	$470,138	$30,046,866	($54,441)	$48,568,801
Comprehensive income						
Net income				3,857,920		3,857,920
Other comprehensive loss, net of tax						
Change in unrealized loss on securities available-for-sale					(11,890)	(11,890)
Total comprehensive income						$3,846,030
Cash dividend, $13.25 per share				(1,604,204)		(1,604,204)
Treasury stock sales	106	90,038	(44)			89,994
Treasury stock acquisitions	(602)	(517,389)				(517,389)
Balance, December 31, 2004	120,839	$17,678,887	$470,094	$32,300,582	($66,331)	$50,383,232
Comprehensive income						
Net income				2,585,874		2,585,874
Other comprehensive loss, net of tax						
Change in unrealized loss on securities available-for-sale					(17,787)	(17,787)
Total comprehensive income						$2,568,087
Cash dividend, $14.10 per share				(1,694,952)		(1,694,952)
Treasury stock sales	87	76,299				76,299
Treasury stock acquisitions	(888)	(780,014)				(780,014)
Balance, December 31, 2005	120,038	$16,975,172	$470,094	$33,191,504	($84,118)	$50,552,652
Comprehensive income						
Net income				2,014,952		2,014,952
Other comprehensive income, net of tax						
Change in unrealized loss on securities available-for-sale, net of reclassification adjustment (1)					49,387	49,387
Total comprehensive income						$2,064,339
Cash dividend, $14.30 per share				(1,705,925)		(1,705,925)
Treasury stock sales	245	215,218	(108)			215,110
Treasury stock acquisitions	(1,230)	(1,083,800)				(1,083,800)
BALANCE, DECEMBER 31, 2006	119,053	$16,106,590	$469,986	$33,500,531	($34,731)	$50,042,376

(1) Disclosure of reclassification amount:

Unrealized holding gains arising during the period	$13,320
Plus: reclassification adjustment for losses included in net income, net of income tax	36,067
Net unrealized gains on securities	$49,387

The accompanying notes are an integral part of these financial statements.

11

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$2,014,952	$2,585,874	$3,857,920
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	882,308	747,337	653,625
Provision for credit losses	1,257,000	786,000	327,000
Amortization of intangibles	209,292	212,881	214,230
Gains on sales of loans	(84,769)	(134,309)	(257,189)
Loss on sale of assets	82,699	219,666	87,729
Amortization of bond premium	20,101	20,908	33,138
Accretion of bond discount	(179,104)	(167,444)	(147,645)
Loans originated for sale	(7,274,293)	(11,848,512)	(21,594,022)
Proceeds from sale of loans	7,695,612	11,339,900	21,616,408
Common stock dividends	0	(315,795)	(333,800)
Income from bank owned life insurance	(213,000)	(211,000)	(222,000)
Increase in interest receivable	(185,590)	(318,621)	(204,693)
Increase in interest payable	161,063	423,048	206,451
Other, net	(312,738)	(170,671)	(135,807)
Net Cash Provided by Operating Activities	$4,073,533	$3,169,262	$4,101,345
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$1,875,300	$1,970,000	$2,020,000
Maturities and sales of available-for-sale securities	8,193,706	10,980,274	5,285,735
Purchases of held-to-maturity securities	(640,000)	(375,000)	(3,927,837)
Purchases of available-for-sale securities	(10,762,682)	(13,019,965)	(2,380,000)
Purchases of AgriBank, FCB common stock	(45,000)	(45,000)	(45,000)
Money market mutual funds, net	(203,543)	(140,294)	184,504
Federal funds sold, net	(6,604,000)	8,979,000	(5,907,000)
Proceeds from sale of FHLB Common Stock	3,047,284	0	0
Proceeds from sale of foreclosed assets	1,538,415	1,177,800	513,360
Proceeds from sale of building	123,351	0	0
Net decrease (increase) in loans made to customers	12,307,867	(25,799,791)	(34,772,175)
Capital expenditures	(109,114)	(2,563,947)	(3,048,275)
Net Cash Provided (Used) by Investing Activities	$8,721,584	($18,836,923)	($42,076,688)
Cash Flows from Financing Activities:			
Net (decrease) increase in deposits	($4,592,002)	$9,496,057	$25,026,790
Purchase of treasury stock	(1,083,800)	(780,014)	(517,389)
Sale of treasury stock	215,110	76,299	89,994
Dividends paid	(1,706,995)	(1,658,316)	(1,546,935)
Debt proceeds	36,019,072	41,412,048	40,936,816
Debt repayments	(42,883,147)	(33,657,522)	(30,185,946)
Net Cash (Used) Provided by Financing Activities	($14,031,762)	$14,888,552	$33,803,330
Net decrease in cash and cash equivalents	($1,236,645)	($779,109)	($4,172,013)
Cash and cash equivalents, beginning	10,495,063	11,274,172	15,446,185
CASH AND CASH EQUIVALENTS, ENDING	$9,258,418	$10,495,063	$11,274,172
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$5,006,576	$589,000	$610,609
Total (decrease) increase in unrealized loss on			
securities available-for-sale	($81,959)	$26,515	$19,609

The accompanying notes are an integral part of these financial statements.

12

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

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $435,141, $880,947 and $1,051,854 and interest paid was $12,061,075, $8,505,002 and $5,735,119 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $3,788,100 and $342,845 at December 31, 2006 and 2005, respectively.

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

Treasury Stock

Treasury stock consists of 2,477 and 1,492 shares, at a cost of $2,067,386 and $1,198,804 as of December 31, 2006 and 2005, respectively and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 119,429, 120,387 and 121,100 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. DBI has determined that the adoption of FIN 48 in 2007 will not have a material impact on its financial statements.

NOTE 2 - CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,077,000 and $1,133,000 as of December 31, 2006 and 2005, respectively, were satisfied by currency and coin holdings.

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

During 2006 available-for-sale mortgage-backed securities were sold for total proceeds of $2,177,904. Gross realized losses totaled $59,486. No securities were sold during 2005 and 2004. Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

At December 31, 2006, fifteen debt securities have unrealized losses with aggregate depreciation of 1% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Investments in securities issued by the Federal Home Loan Mortgage Corporation with an amortized cost totaling $5,690,973 represents a significant concentration of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $442,078 and $65,161 and estimated fair value of $432,124 and $65,373, at December 31, 2006 and 2005, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $8,000,306 and $7,587,804 at December 31, 2006 and 2005, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $28,579,445 and $28,230,373 at December 31, 2006 and 2005, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $30,518,225 and $31,585,689 as of December 31, 2006 and 2005, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 5.68% to 7.37% at December 31, 2006. As of December 31, 2006, DBI had $40,128,555 of unused lines of credit with banks to be drawn upon as needed.

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $76,729,390 and $82,769,095 as of December 31, 2006 and 2005, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $30,518,225 and $31,585,689 as of December 31, 2006 and 2005, respectively. The pledged notes also secure short-term borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2006	2005	2004
Current:	Federal	$346	$745	$773
	State	(19)	106	301
		$327	$851	$1,074
Deferred:	Federal	($334)	($266)	$153
	State	16	(5)	(37)
		($318)	($271)	$116
TOTAL PROVISION FOR INCOME TAXES		$9	$580	$1,190

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statu income tax rate for the reasons noted in the table below:

	2006		2005		2004	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$685	34%	$1,076	34%	$1,716	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(608)	(30)	(546)	(17)	(651)	(13)
State income tax, net of federal tax benefit	2	0	67	2	174	4
Bank owned life insurance	(72)	(3)	(72)	(2)	(75)	(2)
Other, net	2	0	55	1	26	1
APPLICABLE INCOME TAXES	$9	1%	$580	18%	$1,190	24%

Other assets in the accompanying statements of financial condition include the following amounts of deferred ta deferred tax liabilities:

	2006	2005
(In thousands)		
Deferred tax assets:		
Allowance for credit losses	$1,907	$2,286
Unrealized losses on available-for-sale securities	19	52
State tax net operating loss carryforward	258	231
Interest receivable on nonaccrual loans	164	104
Alternative Minimum Tax	468	90
Other	77	59
Gross deferred tax assets	$2,893	$2,822
Valuation allowance	(258)	(231)
Total deferred tax assets	$2,635	$2,591
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$299	$274
State income taxes	116	121
Stock dividends received	395	662
Other	15	10
Total deferred tax liabilities	$825	$1,067
NET DEFERRED TAX ASSET	$1,810	$1,524

DBI has state net operating loss carryforwards of approximately $3,342,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $468,000.

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

    DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2006, 2005 and 2004.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $412,767, $417,756 and $418,054 for the years 2006, 2005 and 2004, respectively.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2006, variable rate commitments totaled $8,573,000.

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

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2006, was approximately $981,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2006 and 2005 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $1,958,242 and $2,066,790 at December 31, 2006 and 2005, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2006, 500 rights were granted and of those 95 shares were purchased. In 2005, 279 rights were granted and of those 87 shares were purchased.

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

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

NOTE 18 - SUBSEQUENT

On January 2, 2007, the McDonald-Zeamer Insurance Agency, Inc. entered into an agreement to sell the insurance book of business and some office equipment to Associates Insurance Agency, Ltd. for $500,000. The transaction closed on January 5, 2007. As part of the agreement, McDonald-Zeamer Insurance, Inc. shall not engage in the insurance business for a period of three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2006, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2006. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

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

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2006.

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

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating - Risk rating, which is also sometimes referred to as loan grading, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

OVERVIEW

DBI recorded unsatisfactory earnings for the second consecutive year. Net income for the year ended December 31, 2006, was $2.0 million, or 22% lower than 2005 earnings.

The primary factors in the decrease in net income were a substantial decline in net interest income and a significant increase in the provision for credit losses. Net interest income after the provision for credit losses was $11.2 million, a decrease of $1.3 million or 11% lower than 2005.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $21.5 million in 2006 represents 82% of gross revenues. Average loans outstanding increased by $2 million during 2006, however total loans outstanding at December 31, 2006, were $20 million lower than the previous year-end. DBI experienced significant credit quality problems during 2006. Net charge-offs on loans were $1,925,806 during the year compared to $205,670 one year earlier. The provision for loan and lease losses during 2006 was $1,257,000 compared to $786,000 one year earlier. DBI transferred $5 million of loans to acquired properties. At year-end DBI owned twenty-eight properties valued at approximately $4 million. The lending staff devoted a substantial amount of time to credit collection efforts and consequently new loan originations suffered.

Management attributes some of the credit quality issues encountered during 2006 to inadequate supervision of residential construction lending including a failure to obtain lien waivers, lack of timely inspections of construction progress before funds were disbursed and inadequate initial down payment by the developers. These credit underwriting deficiencies combined with higher interest rates and a softening housing market resulted in numerous delinquencies and subsequent foreclosure proceedings.

The Board of Directors of DSB approved a revised Loan Policy in February 2006, and reorganized the Loan Committee. The revisions include an expansion of the Loan Committee membership and more frequent meetings of the Loan Committee. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets remains a priority for 2007.

Net interest income was $12,485,425 for 2006 compared to $13,346,261 and $13,690,187 during 2005 and 2004, respectively. A decline in the net interest spread from 3.42% during 2005 to 2.98% during 2006 was the primary reason for the reduction in net interest income for 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The interest rate environment during the last three years has been a challenging one in DBI's attempt to maintain net interest spread. The Federal Open Market Committee has raised short-term rates seventeen times between June 30, 2004, and June 29, 2006. The prime rate of interest has jumped from 4.0% to 8.25% over this time span. DBI has less than 3% of total loans in variable rate loans tied to an index. DBI offers a market-indexed money market account to depositors in order to compete with money market mutual funds. During 2006, money market accounts averaged $75 million and the cost of funds for money market accounts was 4.03% compared to 2.43% during 2005. During the last two years the rates on long-term mortgages have risen approximately 100 basis points compared to the prime rate increase of 425 basis points. DBI has $98.3 million in loans secured by residential real estate at year-end compared to $110.7 million at December 31, 2005. Pricing the renewing one, three and five-year balloon residential loans substantially above prevailing long-term rates would likely lead to refinancing and a reduction in DBI's loan portfolio.

The Board of Directors of DSB revised the Asset Liability Funds Management Policy in February 2006 and restructured the Asset Liability Committee in an effort to improve DBI's net interest income. The restructuring includes the addition of responsibilities and changes in procedures and personnel. DSB has also contracted with a third party to provide a more sophisticated asset/liability modeling system and assistance with interest rate pricing and strategy development.

Total noninterest expense for 2006 was $10,823,178, a decrease of $138,715 or 1% lower than 2005. During 2006, occupancy expenses increased by $144,305 or 11% higher than 2005. The higher occupancy expenses are primarily the result of the new Maribel office building, which was completed in 2005. The capital improvements in recent years have contributed to higher overhead costs and consequently a higher efficiency ratio. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 71% for 2006, compared to 69% and 61% for the years ended 2005 and 2004, respectively. In order to improve efficiencies, the lease on the Wrightstown East office was not renewed as of January 2007. The branch customers were consolidated with the Wrightstown West office. Management anticipates that it will be able to effectively meet the needs of the Wrightstown area from one location. The other significant items of noninterest expenses are discussed on the following pages.

DBI continues to maintain a strong capital position in relation to its peers. DBI's leverage ratio (core capital as a percent of average assets) at year-end was 12.5% compared to 9.9% for peer bank holding companies. Core capital as a percent of risk-based assets was 15.4% compared to the peer group average of 13.0%. The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2006, and consists of 143 bank holding companies with total assets less than $500 million.

DBI's loan portfolio contains almost $226 million or 74% of total loans secured by real estate. Real estate values have risen steadily in most of our market area in the last few years. A significant decline in real estate values throughout our market area could cause some loans to be under collateralized.

DBI has a niche in agricultural lending its market area. The agricultural loan portfolio (including loans secured by farmland) was almost $75 million at year-end and represents 24% of total loans. The agricultural economy experiences cyclical fluctuations. Dairy farmers experienced a decline in profitability in 2006 as a result of lower milk prices and higher expenses primarily as a result of higher oil prices and higher interest rates. Farm balance sheets were boosted by rising real estate values offsetting the decline in profitability. This followed two very good years for Wisconsin dairy farmers. DBI experienced no charge-offs during 2006 on the agricultural portfolio and a low level of past due loans. Past due agricultural loans (including nonaccrual loans) totaled $109,038 at year-end compared to $493,227 as of December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings Performance Summary

DBI recorded net income of $2,014,952 in 2006. This represents a decrease of $570,922 or 22% compared to 2005 earnings. The decrease in net income is primarily attributable to a decrease in net interest income and an increase in the provision for credit losses. Net interest income decreased by $860,836 primarily as a result of a lower net interest rate spread. The provision for credit losses increased by $471,000 during 2006 compared to 2005. These items more than offset a decrease of $570,547 in the provision for income taxes, lower noninterest expenses which decreased by $138,715 and higher noninterest income which increased by $51,652.

Net income during 2005 decreased $1,272,046 or 33% compared to 2004 earnings. The decrease in net income in 2005 was primarily attributable to increases in noninterest expenses and the provision for credit losses and decreases in net interest income and noninterest income. Noninterest expenses increased by $912,468 primarily as a result of increases in salaries and employee benefits which increased by $463,944 and occupancy expenses, which increased by $162,501. The provision for credit losses increased by $459,000 during 2005 compared to 2004. Net interest income decreased by $343,926 primarily as a result of a lower net interest rate spread. Noninterest income decreased by $166,814 primarily as a result of lower gains from the sales of loans, which fell by $122,880 in 2005. These items more than offset a decrease of $610,162 in the provision for income taxes.

On a per share basis, net income was $16.87 in 2006 compared with $21.48 in 2005 and $31.86 in 2004. Return on average assets for DBI was 0.50% in 2006 compared to 0.65% in 2005 and 1.05% in 2004. Return on average equity in 2006 was 4.0% compared to 5.1% and 7.8% in 2005 and 2004, respectively.

Income Taxes

For the years ended December 31, 2006, 2005 and 2004, DBI recorded combined federal and state income tax provisions of $9,394, $579,941 and $1,190,103. These provisions reflect effective income tax rates of 1%, 18% and 24%, in 2006, 2005 and 2004, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income.

The Internal Revenue Service completed an audit of DBI's 2002 and 2003 tax returns during the third quarter of 2005. As a result of the audit DBI paid $111,170 in additional income taxes for the years audited. The additional tax payment was reflected in the 2005 provision for income tax expense. The IRS has been auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but has paid the tax and reserves the right to file a refund claim should a bank be successful on this issue in U.S. Tax Court.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2006 Average Daily Balance	2006 Income and Expense	2006 Average Yield or Rate	2005 Average Daily Balance	2005 Income and Expense	2005 Average Yield or Rate	2004 Average Daily Balance	2004 Income and Expense	2004 Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$314,411	$21,541	6.85%	$312,532	$19,421	6.21%	$282,000	$16,935	6.01%
Investment securities: (3)									
Taxable securities	10,924	464	4.25%	9,280	286	3.08%	10,038	188	1.87%
Nontaxable securities (2)	37,972	3,019	7.95%	39,769	3,109	7.82%	38,432	3,069	7.99%
Federal funds sold	5,835	290	4.97%	2,478	70	2.82%	5,803	81	1.40%
Other investments	8,671	416	4.80%	7,696	445	5.78%	7,532	399	5.30%
Total Earning Assets	$377,813	$25,730	6.81%	$371,755	$23,331	6.28%	$343,805	$20,672	6.01%
Noninterest-earning assets:									
Cash and due from banks	$7,454			$8,246			$9,444		
Allowance for credit losses	(6,392)			(6,075)			(5,652)		
Premises and equipment	9,767			9,834			7,341		
Other assets	13,078			11,775			11,612		
TOTAL ASSETS	$401,720			$395,535			$366,550		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$16,419	$109	0.66%	$17,268	$98	0.57%	$18,106	$87	0.48%
Savings accounts	18,714	94	0.50%	19,966	101	0.51%	20,057	102	0.51%
Money market accounts	74,742	3,012	4.03%	65,230	1,584	2.43%	66,123	624	0.94%
Time deposits	148,227	6,118	4.13%	150,428	4,877	3.24%	131,497	3,530	2.68%
Short-term borrowing	28,164	1,500	5.33%	23,804	795	3.34%	20,547	369	1.80%
Long-term debt	31,811	1,365	4.29%	34,458	1,458	4.23%	28,341	1,213	4.28%
Total Interest-Bearing Liabilities	$318,077	$12,198	3.83%	$311,154	$8,913	2.86%	$284,671	$5,925	2.08%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$30,873			$31,676			$30,133		
Other liabilities	2,587			2,149			2,070		
Stockholders' equity	50,183			50,556			49,676		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$401,720			$395,535			$366,550		
Net interest income and rate spread		$13,532	2.98%		$14,418	3.42%		$14,747	3.93%
Net yield on interest earning assets			3.58%			3.88%			4.29%

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

Net interest income on a taxable equivalent basis decreased 6% or $886,578 from 2005 to 2006. The decrease is the result of a lower net interest spread, which resulted in a decline in net interest income of $849,410. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The decrease is mostly attributable to a higher overall cost of funds, which jumped ninety-seven basis points from 2.86% in 2005 to 3.83% in 2006. The average cost of funds for money market accounts increased 160 basis points from 2.43% during 2005 to 4.03% during 2006. During 2006, the average cost of funds for CDs and other borrowed funds increased by eighty-nine and ninety-one basis points, respectively, compared to 2005. The average yield on earning assets increased by fifty-three basis points from 6.28% in 2005 to 6.81% during 2006. The tax-equivalent net interest spread was 2.98% during 2006, compared to 3.42% and 3.93% during 2005 and 2004, respectively.

Taxable equivalent net interest income decreased 2% or $327,983 from 2004 to 2005. The decrease was the result of a lower net interest spread, which resulted in a decline in net interest income of $1,393,332. The decrease is mostly attributable to a higher overall cost of funds, which jumped seventy-eight basis points from 2.08% in 2004 to 2.86% in 2005. The average cost of funds for money market accounts increased 149 basis points from 0.94% during 2004 to 2.43% during 2005. During 2005, the average cost of funds for CDs and other borrowed funds increased by fifty-six and sixty-three basis points, respectively, compared to 2004. The average yield on earning assets increased by twenty-seven basis points from 6.01% in 2004 to 6.28% during 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The decrease in net interest income during 2005 as a result of the lower net interest rate spread more than offset the increase in net interest income from the change in the volume of earning assets and interest-bearing liabilities. Tax equivalent interest income increased $1,864,031 as a result of the increase in average earning assets during 2005 compared to 2004. Average loans outstanding increased by $30.5 million or 11% during 2005 compared to 2004 and accounted for most of the increase in interest income. Interest expense increased $798,682 as a result of increased volume of interest-bearing liabilities. On average, CDs increased $18.9 million during 2005 compared to 2004 and other borrowed funds increased by $9.4 million.

Noninterest Income

Noninterest income in 2006 totaled $1,619,099, an increase of $51,652 or 3%. The increase is primarily the result of higher service fees and commissions which increased by $96,163. Commissions from the sales of mutual funds, annuities and common stocks increased by $92,456. Other noninterest income increased by $64,515 as a result of an increase in rental income from acquired properties totaling $67,941. These increases more than offset the $59,486 loss on securities sales and the decrease on gains from the sales of loans, which fell by $49,540. During the fourth quarter of 2006, DSB sold $2.3 million of mortgage-backed investment securities yielding 2.7% resulting in a loss of $59,486. The proceeds were reinvested in securities yielding 5.5%. DSB sold $7.4 million of residential real estate loans to the secondary mortgage market during 2006 compared to $11.3 million during the previous year.

Total noninterest income was $1,567,447, a decrease of $166,814 or 10% in 2005. The decrease was primarily the result of lower gains from the sales of loans, which decreased by $122,880. DSB sold $11.3 million of residential real estate loans to the secondary mortgage market during 2005 compared to $21.6 million during the previous year. Other noninterest income decreased during 2005 by $27,992. Appraisal fees decreased by $37,100 during 2005 compared to the previous year. The decline in appraisal fees was related to a decrease in mortgage refinancing activity. Service fees and commissions decreased by $4,942. The decrease was attributable to lower commissions from the sales of investment products, which fell $16,072. This decrease was partially offset by higher insurance commissions which rose by $4,186 and higher fees on bank products which rose $6,944.

Noninterest Expense

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total noninterest expense was $10,823,178, a decrease of $138,715 or 1% in 2006. Data processing expenses increased $292,498 or 40% in 2006. DSB agreed to a new contract for its core data processing systems. The contract required a conversion to the Fiserv ITI system in January 2007. DSB accrued $170,000 in expenses payable to its former provider for the deconversion of customer data. DSB also incurred other one-time costs related to the conversion.

Occupancy expenses increased by $144,305 in 2006 primarily as a result of higher depreciation expense which rose $134,971. The higher depreciation expenses are primarily attributable to the building, furniture, fixtures and equipment of the Maribel office that was occupied during 2005. Depreciation for the Maribel office was $256,385 during 2006, which represents an increase of $188,487 compared to 2005.

Professional fees increased by $136,040 or 61% during 2006. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The increase is primarily attributable to legal expenses related to the departure of DBI's former CEO. DBI also incurred legal expenses for advice concerning DBI's Stock Repurchase Policy and for a review of the Fiserv data processing contract. Professional fees during 2006 also included $17,732 to a consultant for strategic planning.

Salaries and employee benefits expense decreased $218,963 or 3% in 2006. The decrease is primarily attributable to lower group health insurance expenses, which fell by $195,330 or 16% as a result of a change in the plan and an increase in employees' contributions. Salaries and wages decreased by $23,203 in 2006. The decrease is attributable to a substantial reduction in annual bonuses, which offset regular salary and wage increases. The average number of full-time equivalent employees was 102 and 100 for the years ended December 31, 2006 and 2005, respectively.

Other operating expenses decreased $269,692 or 24% in 2006. Losses on the sales of other real estate properties acquired through foreclosure totaled $22,907 during 2006, a decrease of $202,956. Other operating expenses include expenses incurred on acquired properties totaling $185,727 in 2006, an increase of $121,332 compared to 2005 expenses totaling $64,395. Travel and entertainment expenses were reduced by $145,688 in 2006. This decrease was primarily achieved by eliminating expenses for the lease, tickets and food and beverage expenses associated with a luxury suite at Lambeau Field. Other operating expenses in 2005 included a loss of $75,453 related to the write-down of the former Maribel bank building following the move to the newly constructed building in May of 2005.

Marketing expenses were reduced $108,554 or 42% lower than 2005. Directors' fees decreased by $78,385 or 33% during 2006. The decrease is primarily the result of a change in the directors' compensation policy that eliminates certain fees to inside directors for board and committee meetings.

Salaries and employee benefits expense increased $463,944 or 8% in 2005. The increase was primarily attributable to higher salaries and wages, which increased by $264,367 or 6% as a result of both regular salary increases and the addition of staff. The average number of full-time equivalent employees was 96 for the year ended December 31, 2004. Higher group health insurance expenses, which increased by $175,915 or 16%, also contributed to the increase in salaries and employee benefits.

Other operating expenses increased $224,570 or 25% in 2005. Losses on the sales of other real estate properties acquired through foreclosure totaled $225,863 during 2005. This represents an increase of $137,634 compared to 2004. DSB sustained a loss of $183,542 on the disposal of a commercial property that had been acquired in 2003. The total loss on this property, including a write-down of $100,867 expensed during 2004, totaled $284,409.

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

Data processing expenses increased by $87,531 or 14% in 2005. The increase was primarily attributable to an increase of $70,317 in service fees paid to our major service provider as a result of additional services used and increased communication costs. Our contract with the service provider includes price adjustments for 2004 through 2006. The service provider does DBI's core system processing as well as provides us with our network communications.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

Total assets at December 31, 2006, were $402.8 million. This represents a decrease of $11.7 million, or 3% lower than year-end 2005. Total loans decreased $19.6 million or 6% lower than year-end 2005. During 2006 DSB sold $7.4 million of fixed rate residential loans to the secondary mortgage market. Management attributes the decline in the loan portfolio to a softening housing market, tighter internal credit underwriting standards, strong local competition for loans and a focus on problem credits within the portfolio. The high level of acquired properties and past due loans required a significant amount of time devoted to collections and management of acquired properties.

Total deposits at December 31, 2006, were $293.7 million, a decrease of $4.6 million or 2% lower than at year-end 2005. Other borrowed funds were reduced $6.9 million or 11% as a result of the reduction in the loan portfolio.

Loans

Loans secured by residential mortgages totaling $98.3 million or 32% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. During 2006, $3.6 million of loans secured by residential properties were transferred to acquired properties and $878,840 of charge-offs were recorded on loans secured by residential properties including partially completed construction properties and residential lots. During 2006 and 2005, DBI's in-house mortgage rates for the one, three and five year balloon options were often higher than the fifteen and thirty-year fixed rates available in the long-term mortgage market. Management attributes the $12.3 million decline in 2006 to the softening local housing housing market, the transfers to acquired properties, the charge-offs and to the interest rate environment.

Commercial real estate loans and other commercial loans declined by $6.7 million in 2006. DBI transferred $1.4 million of commercial real estate loans to acquired properties and recorded charge-offs of $1.0 million on commercial loans during 2006. Management attributes the decline in the commercial portfolio to these factors as well as tighter underwriting standards implemented in February 2006.

At December 31, 2006, $74.6 million or 24% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $4.9 million or 14% higher than at year-end 2005. Other agricultural loans totaled $34.8 million at December 31, 2006, a decrease of $1.5 million compared to the prior year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

DBI does not make unsecured loans other than credit card advances, which aggregated $619,179 or .20% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $395,945 or .13% of total loans outstanding and deposit account overdrafts totaling $72,170 at December 31, 2006.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

Approximately 86% or $6.9 million, of the total nonaccrual loans at December 31, 2006 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The nonaccrual residential loans at December 31, 2006, include $1,482,640 of 1-4 family construction loans to builders or developers that became nonaccrual during 2006. Business assets secure approximately 13% or $1.1 million, of the total nonaccrual loans at year-end. These loans are marginally secured and management expects some charge-offs to occur in 2006. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2006, were $1,618,071 compared to $1,414,391 and $1,209,137 as of year-end 2005 and 2004, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential problem loans totaled $12,650,814 as of December 31, 2006. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

Other real estate owned, which is included in other assets, totaled $3,788,100, $342,845 and $1,157,508 at December 31, 2006, 2005 and 2004, respectively. The other real estate acquired in satisfaction of loans at December 31, 2006, consists of twenty residential properties totaling $2,559,560, two commercial properties valued at $950,000 and six residential lots valued at $278,540. DBI acquired thirty-nine properties during 2006 and sold fifteen properties incurring a loss of $22,907. During 2006, DBI also incurred $185,727 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

See Note 13 - Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2006:

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

At December 31, 2006, DBI's investment in impaired loans totaled $7,360,713 compared to $3,785,842 one year earlier. The impaired loans required a related allowance for credit losses of $367,358 at December 31, 2006. Impaired loans are measured at the estimated fair value of the collateral.

In 2006 DBI's provision for credit losses was $1,257,000 compared to $786,000 and $327,000 during 2005 and 2004, respectively. Net charge-offs were $1,925,806 for the year ended December 31, 2006, compared to net charge-offs of $205,670 and $35,767 for the years ended 2005 and 2004, respectively. The ratio of allowance for credit losses to total loans was 1.87% at December 31, 2006, compared to 1.96% at December 31, 2005. The net decrease to the allowance was $668,806 or 10% lower than year-end 2005. In determining the appropriateness of the allowance for credit losses at December 31, 2006, DBI utilized the same risk factor percentages for loans other than impaired loans that it used at December 31, 2005.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.32% at December 31, 2006, compared to 3.33% and 3.40% at December 31, 2005 and 2004, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 24% of total loans as of December 31, 2006. The factors that influence the agricultural economy are complex and difficult to predict. Dairy farmers experienced lower milk prices and higher input costs during 2006. Milk prices during 2006 were more than $2 per hundredweight below 2005 prices. Expenses were higher primarily due to high oil prices. Despite the decline in net income for the dairy sector, aggregate farm balance sheets improved as a result of escalating values for farm real estate. During 2005 and 2004, milk prices averaged $2 to $3 per hundredweight over the preceding five-year average. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $109,038 at December 31, 2006. This represents 0.04% of total loans outstanding and 1% of DBI's total past due loans. During 2006 there were $12,352 of net recoveries on loans considered agricultural-related compared to $12,369 of net charge-offs during 2005. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2006, of $5,731,674 (equal to 1.87% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2006 DBI's ratio of charge-off loans to average loans outstanding was 0.64% compared to 0.11% and 0.08% during 2005 and 2004, respectively. During 2006, the largest single charge-off was $350,000 on a commercial property. The borrower is experiencing cash flow problems. Management anticipates that either a sale of the business or foreclosure proceedings will occur in 2007. Other charge-offs on commercial real estate included $128,796 on a car wash and $82,327 on a convenience gas station. These properties are included in other real estate at year-end. Charge-offs totaling $618,253 were attributed to four borrowers in residential real estate construction or development. DBI held fifteen of these properties in other real estate at year-end. These credits were affected by a softening in the local housing market but also by poor internal underwriting standards for construction lending. In addition to these construction loans, DBI wrote-off $282,036 to a borrower that purchased and renovated residential rental properties. At December 31, 2006, DBI held nine of these rental properties in other real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the five most recent years were as follows:

Deposits

At December 31, 2006, total deposits were $293,661,670, a decrease of $4,592,002 or 2% compared to December 31, 2005. Certificates of deposits declined by $19.1 million compared to the prior year-end. The decrease is the result of sensitivity to local interest rates. DSB had maturing CDs totaling $29 million and $24 million in July and October, respectively. These maturities were the result of special rate promotions offered in prior years. Approximately $10 million of CDs were redeemed from the July maturities and $8 million of the October maturities were redeemed. Management considered the following factors when pricing these CD renewals: 1) The decline in the loan portfolio which reduced the need for these funds; 2) the desire to spread maturities of CDs more evenly throughout the year to more closely match maturing assets; and 3) the overall interest cost of retaining the CDs and the negative impact on net interest spread.

Money market accounts increased $15.7 million or 23% higher than year-end 2005. Depositors shifted funds into money market accounts during the rising rate environment. The average cost of funds was 4.03% during 2006 compared to 2.43% during 2005.

The large fluctuation in NOW accounts from 2004 to 2005 was a year-end phenomenon. Average NOW checking accounts during 2005 were $17.3 million compared to $18.1 million during the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

The following table shows, as of December 31, 2006, the maturities of time certificates of deposit in amounts of $100,000 or more:

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

The following table shows the maturities of investment securities at December 31, 2006, and the weighted average yields of such securities:

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Borrowed Funds and Contractual Obligations

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2006, DBI had $96.5 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2006, DACC had established lines of credit of $35 million of which $26.6 million were drawn in the form of short-term notes payable and $250,000 in long-term notes payable.

At December 31, 2006, total borrowings decreased $6.9 million or 11% lower than the previous year-end. During 2006, DSB reduced borrowings from the FHLB by $6.5 million. The reduction was primarily related to the decrease in DSB's loan portfolio. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings. The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2006:

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

Stockholders' equity at December 31, 2006, decreased 1% to $50,042,376 or $420 per share, compared with $50,552,652 or $421 per share one year ago. Cash dividends declared in 2006 were $14.30 per share compared with $14.10 and $13.25 in 2005 and 2004, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 85%, 66% and 42% in 2006, 2005 and 2004, respectively.

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

Management believes that 2007 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $599,082, $640,664 and $678,020 for the years ended December 31, 2006, 2005 and 2004, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2006, was 22.3%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limited purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy had no fixed expiration date, although DBI could terminate the Policy at any time. DBI was not soliciting or encouraging shareholders to sell shares under the Policy. Stock repurchases totaled $1,083,800, $780,014 and $517,389 for the years ended December 31, 2006, 2005 and 2004, respectively. On September 11, 2006, DBI suspended the Policy.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2006, net cash provided by operating activities amounting to $4.2 million, the decrease in loans amounting to $12.3 million and the $3.0 million in proceeds from the sale of FHLB Common Stock, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $6.9 million reduction in other borrowings, the $6.6 million increase in federal funds sold, the $4.6 million decrease in deposits and the payment of $1.7 million in dividends were the major uses of cash during 2006.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 92%, 95% and 91% at December 31, 2006, 2005 and 2004, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2006, the amount owed to the FHLB was $27.5 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $28.0 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2006 DSB sold $7.4 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2006, DACC has unused lines of credit of $8.2 million and the parent company has an available line of credit of $4 million. See Note 12 - Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2006, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2006, is adequate under current economic conditions.

During 2005, the major sources of funds were loan repayments, net cash provided by operating activities amounting to $3.2 million, the increase in deposits amounting to $9.5 million, the net decrease in federal funds sold of $9.0 million and the net increase in other borrowings totaling $7.8 million. The $25.8 million increase in loans, capital expenditures of $2.6 million and the payment of $1.7 million in dividends were the major uses of cash during 2005.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2006, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2006:

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

EMPLOYEES OF DENMARK BANCSHARES, INC.

Denmark

Debra K. Ausloos

Carole A. Bielinski

Christina M. Bienapfl

Claude E. Christensen

Terese M. Deprey

Hilaria A. Dose

Mary J. Doucha

Lynnette E. Duckett

Donna P. Emmer

Jill S. Feiler

Bonita M. Gauger

Patricia A. Gremore

Dennis J. Heim

Harvey Hoffman

Melissa S. Hoyer

Richard C. Johnson

Donna J. Kafka

Melissa M. Kersten

Betty A. Kittell

Kim M. Kohn

Linda L. Kolarik

Ann M. Kozlovsky

Lawrence J. Kozlovsky

Evonne J. Kreft

Lynda A. Leanna

Jennifer A. Leiterman

Bryan R. Lemmens

Julie A. Lemmens

Scott K. Lemmens

Mark E. Looker

Lonnie A. Loritz

Stacy L. Magnuson

Rachel J. Markvart

Sandra R. Miller

Shawn E. Mueller

Kristina L. Nelsen

Tamara A. O'Brien

John P. Olsen

Tobias H. Olsen

Anna M. Pearson

Denmark

Stephen N. Peplinski

Bonnie L. Reindl

Linda M. Rentmeester

Sarah J. Schley

Diane M. Schlies

Kenneth J. Schneider

Steven M. Schneider

Mary L. Schultz

Joanne G. Shimanek

Cynthia L. Shimon

Lori A. Sisel

Tami A. Steinhorst

Jeanne M. Swagel

Deanna L. Tilot

Jeffrey G. Vandenplas

Christie L. Van Ess

Jeffrey J. Van Rens

Francis J. Wall

Jessica C. Wavrunek

Cynthia M. Winiecki

Michelle R. Wotachek

Carol B. Wright

Karen M. Young

Bellevue

Sheena M. Craanen

Rosalie S. Fontana

Jessica L. Gajeski

Jodi G. Havlovitz

Amy R. Hertel

Ryan M. Johanek

Ann B. Kinjerski

Mary E. Kropp

Brianne K. Lessmiller

Katherine A. Pelnar

Donna M. Post

Tammy A. Pribyl

Glenn J. Whipp

Fern E. Wolf

Maribel

Edwin R. Duckart

Debbie A. Grenier

Ellen M. Klarkowski

Linda M. Kuik

Jill K. Lemmens

Ashley A. Lensmeyer

Doris A. Pelischek

Leroy M. Verkuilen

Whitelaw

Carol M. Behringer

Beverly J. Evenson

Debra J. Habeck

Deborah L. Kopidlansky

Colleen M. Meidl

Sarah L. Neuser

David H. Radue

Bonnie M. Vogel

Kristine Weber

Reedsville

Linda L. Beyer

Barbara A. Lorrigan

Sharie L. Mack

Tami J. Pelischek

Joan C. Popp

Sara J. Popp

Darlene F. Schmieder

Richard J. Schmieder

Benjamin J. Urban

Wrightstown

Tiffany L. Binish

Curt J. Boylan

Katherine R. Eggert

Leslie K. Phillips

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS	EXECUTIVE OFFICERS
Terese M. Deprey Secretary Denmark Bancshares, Inc.	John P. Olsen President Denmark Bancshares, Inc. and Denmark State Bank
Thomas N. Hartman President Hartman's Towne and Country Greenhouse, Inc.	Terese M. Deprey Secretary of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Michael L. Heim President Heim Trucking Company	Jill S. Feiler Vice President Denmark State Bank
Darrell R. Lemmens Former President Denmark Bancshares, Inc.	Dennis J. Heim Vice President of Denmark Bancshares, Inc. Sr. Vice President of Denmark State Bank
Mark E. Looker Vice President Denmark Bancshares, Inc.	Evonne J. Kreft Vice President Denmark State Bank
Edward Q. Opichka, D.D.S. Retired Owner Edward Q. Opichka Dental Practice	Mark E. Looker Vice President of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Allen M. Peters Retired Teacher and Athletic Director Reedsville School District	Lonnie A. Loritz Vice President Denmark State Bank
Thomas F. Wall Retired Sales Account Manager Natural Beauty Growers	David H. Radue Vice President and Branch Manager Denmark State Bank
Jeffrey J. Van Rens Vice President Denmark State Bank
Glenn J. Whipp Vice President and Branch Manager Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

  See the following page for additional information about the market value of DBI Common Stock.

  The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2007 DBI had 1,508 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

STOCK PERFORMANCE

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 2001. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the prices of DBI Common Stock used to determine the cumulative total shareholder return were based on repurchases of Common Stock by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provided that shares offered to DBI could be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value from March 28, 2001 through September 11, 2006.

Vintage 55 Club

We are excited to welcome you to our Vintage 55 travel and entertainment club. Did you know that as a member of the Vintage 55 Club you receive special benefits? As a member of the club, you qualify for:

- Fee-free personal checking
- Interest bearing checking
- A 25% discount on a safe deposit box rental
- Visa card with no annual fees
- Financial and estate planning
- Travelers checks, money orders, stop payments, notary services, and telephone transfers

The best part of the Vintage 55 Club is the Group Travel and Entertainment!
Travel with Donna and Julie on a variety of tours each year. These include one-day, multi-day, and extended domestic and international trips all designed with you in mind. All tours depart from one or more of our bank locations. In addition to the wonderful opportunity to travel, you will receive a travel newsletter to keep you up-to-date on the latest travel news.

2007 Schedule of Events

Oprah Winfrey Presents...The Color Purple!
Chicago, Illinois
May 9th

The Lion King
Performing Arts Center, Appleton, Wisconsin
May 30th

Brewers vs. Cubs at Miller Park
Milwaukee, Wisconsin
June 6th

California Rail
September 19th

New York Tour
October 15th

Donna Emmer and Julie Lemmens
Program Coordinators

2008 Destinations

Panama Canal Cruise
January 26th

Scandinavia - Russia Cruise Tour
Early Fall

For qualifications and a full list of features and benefits, please contact Donna Emmer or visit www.denmarkstate.com.

Visit us online at:
www.denmarkstate.com

Denmark - Home Office
103 East Main Street
P.O. Box 130
Denmark, WI 54208-0130
(920) 863-2161

Bellevue
2646 Noel Drive
Green Bay, WI 54311-6729
(920) 469-4700

Maribel
14727 South Maribel Road
P.O. Box 106
Maribel, WI 54227-0106
(920) 863-2822

Reedsville
427 Manitowoc Street
P.O. Box 134
Reedsville, WI 54230-0134
(920) 754-4366

Whitelaw
202 North Hickory Street
P.O. Box 28
Whitelaw, WI 54247-0028
(920) 732-4551

Wrightstown
1050 Broadway Street
P.O. Box 359
Wrightstown, WI 54180-0359
(920) 532-0100