Form 10-K, Exhibit 13
period 2007-12-31
DENMARK BANCSHARES INC
filed 2008-03-14
CIK 885531

TABLE OF CONTENTS

President's Letter	1
Selected Financial Data	5
Report of Independent Registered Public Accounting Firm	7
Report on Internal Control Over Financial Reporting	8
Consolidated Financial Statements	9
Notes to Consolidated Financial Statements	13
Management's Discussion and Analysis	28
Directors and Executive Officers	50
Quarterly Financial Information	51
Stock Performance	52

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

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Denmark Bancshares, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Wipfli LLP

Green Bay, Wisconsin

February 29, 2008

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

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, DBI's management believes that, as of December 31, 2007, DBI's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Wipfli LLP, an independent registered public accounting firm, as stated in their report dated February 29, 2008, which is presented above.

John P. Olsen Dennis J. Heim

President Vice President

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of DBI's assets are held by Denmark State Bank. On January 2, 2007, McDonald-Zeamer Insurance Agency, Inc. sold the insurance book of business and agreed to exit the insurance business for a period of three years.

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

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $867,610, $435,141 and $880,947 and interest paid was $13,015,713, $12,061,075 and $8,505,002 for the years ended December 31, 2007, 2006 and 2005, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the trade date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

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

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $2,541,615 and $3,788,100 at December 31, 2007 and 2006, respectively.

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

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes. A liability may also be recognized for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Treasury Stock

Treasury stock consists of 2,477 shares at a cost of $2,067,386 as of both December 31, 2007 and 2006, and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 119,053, 119,429 and 120,387 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 in the first quarter of 2007 by DBI had no material impact on its financial statements.

Newly Issued Not Yet Effective Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of restriction on the sale or use of an asset. This Statement is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the impact of the adoption of this statement.

In February 2007, the FASB issued FSAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the impact of the adoption of this statement.

NOTE 2 - CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,029,000 and $1,077,000 as of December 31, 2007 and 2006, respectively, were satisfied by currency and coin holdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

There were no securities sold in 2007. Available-for-sale mortgage-backed securities were sold for total proceeds of $2,177,904 with gross realized losses totaling $59,486, during 2006. There were also no securities sold during 2005.

Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

At December 31, 2007, five debt securities have unrealized losses with aggregate depreciation of less than 1% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Investments in securities issued by the Federal Home Loan Bank with an amortized cost totaling $6,836,317 represents a significant concentration of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $358,313 and $442,078 and estimated fair value of $352,474 and $432,124, at December 31, 2007 and 2006, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonaccrual loans totaled $7,904,066 and $8,000,306 at December 31, 2007 and 2006, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $20,746,640 and $28,579,445 at December 31, 2007 and 2006, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $22,856,301 and $30,518,225 as of December 31, 2007 and 2006, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 4.97% to 6.88% at December 31, 2007. As of December 31, 2007, DBI had $35,444,360 of unused lines of credit with banks to be drawn upon as needed.

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $74,500,682 and $76,729,390 as of December 31, 2007 and 2006, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $22,856,301 and $30,518,225 as of December 31, 2007 and 2006, respectively. The pledged notes also secure short-term borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DBI has state net operating loss carryforwards of approximately $2,783,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $320,000.

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

    DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2007, 2006 and 2005.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $372,925, $412,767 and $417,756 for the years 2007, 2006 and 2005, respectively.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2007, variable rate commitments totaled $12,602,000.

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

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2007, was approximately $1,773,000. Federal funds sold to correspondent banks are not insured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

(1) Other changes include participations sold during the year, changes to executive officer and/or director status and expiration of guarantees.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $1,202,143 and $1,958,242 at December 31, 2007 and 2006, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2007, there were no rights granted. In 2006, 500 rights were granted and of those 95 shares were purchased.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Cash Equivalents and Federal Funds Sold - For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

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

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

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

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2007, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2007. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). On January 2, 2007, McDonald sold their insurance book of business and agreed to exit the insurance business for a period of three years

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

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

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

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

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of December 31, 2007.

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

OVERVIEW

DBI made substantial improvements in most categories of income and expense during 2007. DBI recorded net income for the year ended December 31, 2007, of $3.3 million or an increase of 64% over 2006 earnings. Income before income tax expense increased by $2.2 million or 106% higher compared to 2006. These improvements more than offset the significant increase in expenses associated with DBI's acquired properties which totaled $704,584 and were $495,950 higher when compared to 2006.

The primary factors in the increase in net income were an increase in net interest income of $951,648, a decrease in noninterest expenses of $633,533, a reduced provision for credit losses totaling $354,000 and an increase in noninterest income of $212,430. These items more than offset the increase in the provision for income taxes which rose by $856,408.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $22.9 million in 2007 represents 82% of gross revenues. Average loans outstanding decreased by $9 million during 2007, however total loans outstanding at December 31, 2007, were only $3 million lower than the previous year-end. DBI has experienced significant credit quality problems during the last two years. Net charge-offs on loans were reduced by $1.2 million or 60% to $764,162 during the year compared to $1,925,806 one year earlier. The provision for loan and lease losses during 2007 was $903,000 compared to $1,257,000 one year earlier. DBI transferred $2.2 million of loans to acquired properties during 2007. At year-end DBI owned seventeen properties valued at approximately $2.5 million. The lending staff devoted a substantial amount of time to credit collection efforts and consequently new loan originations suffered.

As of December 31, 2007, past due accruing loans were $4.3 million and nonaccrual loans were $7.9 representing 1.4% and 2.6% of total loans, respectively. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets is a top priority for 2008. To focus attention on this area, in December 2007, DSB hired Carl T. Laveck, as Executive Vice President and Chief Credit Officer. Mr. Laveck was previously employed as a regional president for US Bank and managed four offices in Manitowoc and Sheboygan counties. Mr. Laveck has a strong background in lending and has previous experience managing credit quality issues.

Net interest income was $13,437,073 for 2007 compared to $12,485,425 and $13,346,261 during 2006 and 2005, respectively. An increase in the net interest spread from 2.98% during 2006 to 3.24% during 2007 was the primary reason for the improvement in net interest income for 2007.

Total noninterest expense for 2007 was $10,189,645, 6% lower than 2006 in spite of the considerable increase in expenses on acquired properties. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 63% for 2007, compared to 71% and 69% for the years ended 2006 and 2005, respectively. The significant items of noninterest expenses are discussed on the following pages.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DBI continues to maintain a strong capital position in relation to its peers. DBI's leverage ratio (core capital as a percent of average assets) at year-end was 13.0% compared to 9.7% for peer bank holding companies. Core capital as a percent of risk-based assets was 16.0% compared to the peer group average of 12.9%. The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2007, and consists of 110 bank holding companies with total assets less than $500 million.

DBI's loan portfolio contains $220 million or 73% of total loans secured by real estate. A significant decline in real estate values throughout our market area could cause some loans to be under collateralized. DBI also has a niche in agricultural lending in its market area. The agricultural loan portfolio (including loans secured by farmland) was $83 million at year-end and represents over 27% of total loans. The agricultural economy experiences cyclical fluctuations. DBI experienced no charge-offs during 2007 on the agricultural portfolio and a low level of past due loans. Past due agricultural loans (including nonaccrual loans) totaled $561,285 at year-end compared to $109,038 as of December 31, 2006.

Interest rates held reasonably steady in the last half of 2006 and the first half of 2007. Beginning September 18, 2007, the Federal Open Market Committee, in a series of scheduled and unscheduled meetings, lowered short-term rates 225 basis points through January 30, 2008. The FOMC is concerned with a slowing economy and problems in the credit markets related to subprime mortgages. The prime rate of interest has fallen from 8.25% to 6.00% over this time span. DBI has 3% of total loans in variable rate loans tied to an index. DBI's money market account interest rates offered to depositors are closely tied to short-term interest rates. During 2007, money market accounts averaged $84 million and the cost of funds for money market accounts was 4.04% compared to 4.03% during 2006. Certificate of deposit rates have also fallen considerably since the FOMC rate cuts. DBI's Asset Liability Committee is closely monitoring market interest rates and adjusting loan and deposit rates accordingly.

The local economic statistics reveal stable employment, a very strong agricultural economy and slower housing sales but higher prices. The unemployment rates reported by counties in our market ranged from 4.3% in Brown County to 5.0% in Manitowoc County and were similar to rates one year ago. Wisconsin farmers reported record net income in 2007, more than doubling 2006 profits. Record commodity prices more than offset the significant increases in production costs, especially for animal feeds and energy. Milk averaged $6 per hundredweight higher than 2006. Escalating values for farm real estate boosted farmers' balance sheets. Farm real estate increased an estimated $600 per acre or 19% higher than one year earlier. Wisconsin home sales declined by 10.8% in 2007 relative to 2006, but median prices actually rose 0.2% over the period to $164,000. Locally, Brown County reported a 3% drop in volume of home sales and a 1% decrease in median price, Kewaunee County reported a 26% drop in home sales but a 29% increase in median price and Manitowoc County experienced a 3% increase in volume of home sales and a 9% increase in median price.

Management began a strategic planning process in November 2006 and, among other things, identified three specific performance goals to reach by year-end 2009. The goals are to achieve return on average equity of 10%, return on average assets of 1.15% and an efficiency ratio below 65%. Furthermore, management's goal is to realize consistent profitability at or above those levels thereafter. The Board of Directors and management implemented significant changes throughout 2007 with those goals in mind.

The Board of Directors accomplished the following during 2007:

  Adopted a Corporate Governance/Nominating Committee Charter, that among other things, improves the process of identifying qualified nominees for directors of DBI, DSB and DACC, identifies qualifications and suitability of nominees, recommends members for standing committees, provides orientation to new members and continuing education opportunities for all directors and annually evaluates the performance of incumbent directors and committees.

  Approved a Policy on Shareholder Recommendations of Director Candidates, to formalize the process for shareholders to make recommendations and improve the process of identifying qualified directors.

  Developed a member role description that clearly defines the accountabilities and responsibilities of board members and lists the experience, skills and characteristics required of members. The role description lists performance measures by which the Corporate Governance/Nominating Committee uses to perform periodic evaluations.

  Started a continuing education program for all directors and provided education opportunities at least quarterly.

  MANAGEMENT'S DISCUSSION AND ANALYSIS

  Identified and successfully recruited two new directors for DSB. In October 2007, Kenneth A. Larsen, Sr., CPA and Diane L. Roundy, MBA were elected as Board Members of Denmark State Bank. Mr. Larsen and Mrs. Roundy are active leaders in numerous professional and community organizations.

    Mr. Larsen is the Chief Financial Officer of Portside Builders, Inc., a regional builder of homes and light commercial structures, since October 2006. Mr. Larsen is also the single member sole proprietor of K.A. Larsen Consulting, LLC, which provides tax services and other business related consulting. From 1995 to 2002, Mr. Larsen was the CFO of Hoida, Inc., a local manufacturer of lumber building components and prior to that Mr. Larsen was a shareholder and treasurer of the public accounting firm Shinners, Hucovski and Co., S.C.

    Mrs. Roundy oversees the Marketing Department as Director of Business Development for Schenck Business Solutions, an auditing, accounting and consulting firm with over 500 employees and 9 locations. Mrs. Roundy has been in this position for the last seven years and has extensive experience providing marketing direction to a wide variety of businesses. Mrs. Roundy began her career as the Marketing Director at De Pere Federal Savings and Loan for 10 years and served on the management team prior to their merger with First Northern Savings Bank.

Management was also laying the foundation for continued improvement. Following are some of the initiatives accomplished:

  Developed an organization chart creating clear reporting lines from the board to entry level positions.

  Divided the business lines by retail and business and hired Jill S. Feiler, Vice President of Retail Banking, an experienced retail banker to lead retail loans and deposits, wealth management, marketing, travel club, branch markets and electronic banking operations.

  Formalized the human resource department with the hiring of Linda L. Johanek, Vice President of Human Resources, a Senior Professional in Human Resources (SPHR).

  Formulated salary grades and ranges and began the process of implementing an employee performance appraisal system.

  Updated employee handbook and policies.

  Improved the hiring process by posting jobs internally and externally on websites and the development of recruiting materials.

  Revamped the wealth management services with the hiring of a qualified and knowledgeable investment advisor.

  Improved staff efficiency levels and the overall efficiency ratio.

  Substantially updated DSB's web site, corporate cash management products and electronic bill payment services.

  Significantly upgraded credit administration by successfully recruiting an experienced professional that provides analytical depth to the Loan Committee and a critical mentor to the young lending staff members. In addition to his duties as Chief Credit Officer, Mr. Laveck will manage business banking, agricultural banking, mortgage banking, loan operations, credit administration and business development.

  Added depth to the accounting staff by hiring Kimberly J. Tess, Assistant Vice President - Controller, an experienced internal audit supervisor and former national bank examiner.

  Focused on customer retention and new business development by hiring a mortgage banking manager and an agribusiness banker to fill vital needs within the organization.

  Sold the insurance book of business and ceased operations of the non-profitable insurance subsidiary.

While 2007 was a year of progress and improvement, management has identified the following significant challenges for 2008:

  Growing the loan portfolio with high quality credits while maintaining a focus on improving the past due and nonaccrual percentages and further reducing the value of acquired properties.

  Maintain profitable customer relationships.

  Pressure on net interest margin as a result of the recent volatility of interest rates.

  Developing incentive compensation plans for staff.

  Implementing a sales culture throughout the organization.

  Developing and marketing new business and retail product lines in a competitive environment.

  Training and coaching staff for increased performance and efficiency.

  Management succession planning and development and mentoring of internal candidates.

  Providing a source of liquidity to shareholders that wish to sell shares.

Management holds monthly meetings to address these and other challenges and formulates action plans that assign specific responsibilities to managers and sets timelines for completion. Correctly identifying and prioritizing the most critical tasks and then successfully executing the plan or strategy will determine DBI's success.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings Performance Summary

DBI recorded net income of $3,310,155 in 2007. This represents an increase of $1,295,203 or 64% compared to 2006 earnings. The increase in net income is primarily attributable to an increase in net interest income, lower noninterest expenses, a reduction in the provision for credit losses and higher noninterest income. Total interest income increased by $1,509,443 or 6% higher than 2006 while total interest expense climbed by $557,795 or 5% above 2006. This resulted in the increase of $951,648 in net interest income for the year ended December 31, 2007, compared to one year earlier.

Net income during 2006 decreased $570,922 or 22% compared to 2005 earnings. The decrease in net income in 2006 was primarily attributable to a decrease in net interest income and an increase in the provision for credit losses. Net interest income decreased by $860,836 primarily as a result of a lower net interest rate spread. The provision for credit losses increased by $471,000 during 2006 compared to 2005. These items more than offset a decrease of $570,547 in the provision for income taxes, lower noninterest expenses which decreased by $138,715 and higher noninterest income which increased by $51,652.

On a per share basis, net income was $27.80 in 2007 compared with $16.87 in 2006 and $21.48 in 2005. Return on average assets for DBI was 0.84% in 2007 compared to 0.50% in 2006 and 0.65% in 2005. Return on average equity in 2007 was 6.5% compared to 4.0% and 5.1% in 2006 and 2005, respectively.

Income Taxes

For the years ended December 31, 2007, 2006 and 2005, DBI recorded combined federal and state income tax provisions of $865,802, $9,394 and $579,941. These provisions reflect effective income tax rates of 21%, 1% and 18%, in 2007, 2006 and 2005, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income.

The Internal Revenue Service completed an audit of DBI's 2002 and 2003 tax returns during the third quarter of 2005. As a result of the audit DBI paid $111,170 in additional income taxes for the years audited. The additional tax payment was reflected in the 2005 provision for income tax expense. The IRS has been auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but has paid the tax and reserves the right to file a refund claim. In November 2007, a Wisconsin bank holding company was successful on this issue in U.S. Tax Court. The IRS is expected to appeal this decision. DBI has filed its tax returns for 2004 through 2007 based on the findings of the IRS audit but has filed protective claims and will continue to pursue tax refunds if this case is resolved in our favor.

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

Net interest income on a taxable equivalent basis increased 7% or $907,030 from 2006 to 2007. The increase is the result of an improvement in the net interest spread of 26 basis points over the prior year. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The increase is mostly attributable to a higher overall yield on earning assets, which was up 56 basis points from 6.81% in 2006 to 7.37% in 2007. This improvement was primarily due to an increase in loan yields of 67 basis points along with the yield on taxable securities rising 85 basis points. This more than offset the higher cost of funds which was up 30 basis points over prior year. The tax-equivalent net interest spread was 3.24% during 2007, compared to 2.98% and 3.42% during 2006 and 2005, respectively.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Noninterest Income

Noninterest income in 2007 totaled $1,831,529, an increase of $212,430 or 13%. The increase is primarily the result of the sale of the book of business of McDonald during January 2007 which resulted in a realized gain of $380,881. Service fees and commissions fell $251,210 primarily as result of a decrease in insurance commissions which fell by $317,050 as the result of the sale of McDonald's book of business. Service charges and overdraft fees on deposit accounts increased by $140,911 as a result of fee increases implemented during the first quarter of 2007. Commissions from the sales of mutual funds, annuities and common stocks fell by $57,617. This decrease in brokerage commissions was primarily the result of staff reduction and turnover of the investment advisors. During 2006 and prior DBI employed two investment advisors. One of the advisors left as of December 31, 2006, and the other left in the third quarter of 2007. The investment department is currently staffed with one advisor and one administrative assistant but DBI is adding a junior broker in the first quarter of 2008. The investment security losses of $59,486 incurred in 2006 due to a restructuring of the portfolio were not repeated during 2007 and helped to offset the decline in gains on sales of loans of $39,562 from 2006 to 2007. DSB sold $3.2 million of residential real estate loans to the secondary mortgage market during 2007 compared to $7.4 million in 2006.

Noninterest income in 2006 totaled $1,619,099, an increase of $51,652 or 3%. The increase was primarily the result of higher service fees and commissions which increased by $96,163. Commissions from the sales of mutual funds, annuities and common stocks increased by $92,456. Other noninterest income increased by $62,515 as a result of an increase in rental income from acquired properties totaling $67,941. These increases more than offset the $59,486 loss on securities sales and the decrease on gains from the sales of loans, which fell by $49,540. During the fourth quarter of 2006, DSB sold $2.3 million of mortgage-backed investment securities yielding 2.7% resulting in a loss of $59,486. The proceeds were reinvested in securities yielding 5.5%. DSB sold $11.3 million of residential real estate loans to the secondary mortgage market during 2005.

Noninterest Expense

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total noninterest expense was $10,189,645, a decrease of $633,533 or 6% in 2007. Salaries and employee benefits expense decreased $484,513 or 8% in 2007. The decrease is partly attributable to lower group health insurance expenses, which fell by $211,782 or 20% as a result of a change in the plan in July 2006 and an increase in employees' contributions. Salaries and wages decreased by $198,640 or 4% in 2007 and related retirement plan contribution and payroll tax expenses fell $39,842 and $34,250, respectively. These reductions were primarily related to the drop in the average number of full-time equivalent employees from 102 during 2006 to 90 during 2007.

Occupancy expenses decreased by $158,993 in 2007 primarily as a result of lower depreciation expense which fell $104,903. That downward trend will continue in 2008 as DBI has no major capital improvement plans. Rent expense fell by $23,390 as a result of the closing of the leased office space for the Wrightstown East Branch which was consolidated with the Wrightstown West Branch during the 3rd quarter of 2006.

Data processing expenses decreased $304,066 or 30% in 2007 due to cost savings related to the conversion to the Fiserv ITI system in January 2007 along with the elimination of one-time expenses realized in 2006 associated with this conversion.

Professional fees decreased by $66,711 or 19% during 2007. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The reduction is primarily attributable to the elimination of one-time expenses incurred during 2006 which are discussed below.

Expenses incurred on acquired properties totaled $389,280 in 2007, an increase of $203,553 compared to 2006 expenses totaling $185,727. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. In addition to the carrying costs of acquired properties, DSB recorded $315,304 of losses on the sales (or write-downs) of other real estate properties acquired through foreclosure during 2007. This represented an increase of $292,397 compared to 2006 and was the result of increased efforts to dispose of these properties. Losses (write-downs) on three commercial properties accounted for $306,088 of the total.

Salaries and employee benefits expense decreased $218,963 or 3% in 2006. The decrease was primarily attributable to lower group health insurance expenses, which fell by $195,330 or 16% as a result of a change in the plan and an increase in employees' contributions. Salaries and wages decreased by $23,203 in 2006. The decrease was attributable to a substantial reduction in annual bonuses, which offset regular salary and wage increases. The average number of full-time equivalent employees was 102 and 100 for the years ended December 31, 2006 and 2005, respectively.

Occupancy expenses increased by $144,305 in 2006 primarily as a result of higher depreciation expense which rose $134,971. The higher depreciation expenses were primarily attributable to the building, furniture, fixtures and equipment of the Maribel office that was occupied during 2005. Depreciation for the Maribel office was $256,385 during 2006, which represents an increase of $188,487 compared to 2005.

Data processing expenses increased $292,498 or 40% in 2006. A new contract for core data processing systems with Fiserv ITI resulted in an accrual of $170,000 of deconversion expenses payable to DSB's former provider for the deconversion of customer data. DSB also incurred other one-time costs related to the conversion.

Professional fees increased by $136,040 or 61% during 2006. The increase was primarily attributable to legal expenses related to the departure of DBI's former CEO. DBI also incurred legal expenses for advice concerning DBI's Stock Repurchase Policy and for a review of the Fiserv data processing contract. Professional fees during 2006 also included $17,732 to a consultant for strategic planning.

Other operating expenses decreased $188,068 or 23% in 2006. Losses on the sale of other real estate properties acquired through foreclosure totaled $22,907 during 2006, a decrease of $202,956. Other operating expenses include expenses incurred on acquired properties totaling $185,727 in 2006, an increase of $121,332 compared to 2005 expenses totaling $64,395. Travel and entertainment expenses were reduced by $145,688 in 2006. This decrease was primarily achieved by eliminating expenses for the lease, tickets and food and beverage expenses associated with a luxury suite at Lambeau Field. Other operating expenses in 2005 included a loss of $75,453 related to the write-down of the former Maribel bank building following the move to the newly constructed building in May of 2005.

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

Total assets at December 31, 2007, were $410 million. This represents an increase of $7.1 million, or 2% higher than year-end 2006. Total loans decreased $3.4 million or 1% lower than year-end 2006. During 2007 DSB sold $3.2 million of fixed rate residential loans to the secondary mortgage market. Management attributes the decline in the loan portfolio to a softening housing market, tighter internal credit underwriting standards, strong local competition for loans and a focus on problem credits within the portfolio. The high level of acquired properties and past due loans required a significant amount of time devoted to collections and management of acquired properties. Federal funds sold (overnight investments with correspondent banks) increased by $5.1 million as a result of the decline in total loans and the increase in deposits.

Total deposits at December 31, 2007, were $309 million, an increase of $15.3 million or 5% higher than at year-end 2006. Other borrowed funds were reduced $9.9 million or 18% primarily as a result of the increase in deposits.

Loans

Loans secured by residential mortgages totaling $95.1 million or 31% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. During 2007, $1.2 million of loans secured by residential properties were transferred to acquired properties and $165,346 of charge-offs were recorded on loans secured by residential properties including partially completed construction properties and residential lots. Management attributes the $3.2 million decline in 2007 to the softening local housing market, the transfers to acquired properties and the charge-offs.

Commercial real estate loans and other commercial loans declined by $3.9 million in 2007. DBI transferred $573,947 of commercial real estate loans to acquired properties and recorded charge-offs of $416,147 on commercial loans during 2007. Management attributes the decline in the commercial portfolio to these factors as well as tighter underwriting standards implemented in February 2006.

At December 31, 2006, $83.0 million or 27% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $3.6 million or 9% higher than at year-end 2006. Other agricultural loans totaled $39.6 million at December 31, 2007, an increase of $4.8 million compared to the prior year-end. There have been no charge-offs on the ag portfolio the last two years.

Constructions loans declined by $4.9 million in 2007. The construction portfolio consists mainly of development loans for residential properties. DBI transferred $424,000 of construction loans to acquired properties and recorded charge-offs of $246,594 during 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

DBI does not make unsecured loans other than credit card advances, which aggregated $643,687 or .20% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $389,511 or .13% of total loans outstanding and deposit account overdrafts totaling $59,539 at December 31, 2007.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

Approximately 93% or $7.4 million, of the total nonaccrual loans at December 31, 2007 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The increase in commercial real estate nonaccrual loans is primarily the result of two loans totaling $1.6 million that became delinquent during 2007. DBI took title to one of the properties subsequent to year-end. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

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

Restructured loans at December 31, 2007, were $2,909,600 compared to $1,618,071 and $1,414,391 as of year-end 2006 and 2005, respectively. The increase in restructured loans resulted from the re-write of a $1 million note on a commercial real estate property that became nonaccrual during 2007. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential problem loans totaled $15,122,463 as of December 31, 2007. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

Other real estate owned, which is included in other assets, totaled $2,541,615, $3,788,100 and $342,845 at December 31, 2007, 2006 and 2005, respectively. The other real estate acquired in satisfaction of loans at December 31, 2007, consists of 11 residential properties totaling $1,808,408, two commercial properties valued at $485,947 and five residential lots valued at $247,260. DBI acquired thirteen properties during 2007 and sold twenty-three properties incurring a loss of $315,304. During 2007, DBI also incurred $389,280 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance, legal and real estate taxes.

See Note 13 - Related Party Transactions in the Notes to Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2007:

MANAGEMENT'S DISCUSSION AND ANALYSIS

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an appropriate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2007, DBI's investment in impaired loans totaled $5,286,119 compared to $7,360,713 one year earlier. The impaired loans required a related allowance for credit losses of $272,286 at December 31, 2007. Impaired loans are measured at the estimated fair value of the collateral.

In 2007 DBI's provision for credit losses was $903,000 compared to $1,257,000 and $786,000 during 2006 and 2005, respectively. Net charge-offs were $764,162 for the year ended December 31, 2007, compared to net charge-offs of $1,925,806 and $205,670 for the years ended 2006 and 2005, respectively. The ratio of allowance for credit losses to total loans was 1.94% at December 31, 2007, compared to 1.87% at December 31, 2006. The net increase to the allowance for 2007 was $138,838 as compared to a net decrease of $668,806 at year-end 2006.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.02% at December 31, 2007, compared to 4.32% and 3.33% at December 31, 2006 and 2005, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 27% of total loans as of December 31, 2007. The factors that influence the agricultural economy are complex and difficult to predict. Dairy farmers experienced record high milk prices and higher input costs during 2007. Milk prices during 2007 were more than $6 per hundredweight above 2006 prices. Expenses were higher primarily due to higher input costs for fuel and feed. In addition to strong net income posted by the dairy sector, aggregate farm balance sheets improved as a result of escalating values for farm real estate. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $561,285 at December 31, 2007. This represents 0.2% of total loans outstanding and 5% of DBI' total past due loans. During 2007 there were $4,431 of net recoveries on loans considered agricultural-related compared to $12,352 of net recoveries-offs during 2006. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2007, of $5,870,512 (equal to 1.94% of the total loans) is appropriate to cover credit risks in the loan portfolio.

In 2007 DBI's ratio of charged-off loans to average loans outstanding was 0.29% compared to 0.64% and 0.11% during 2006 and 2005, respectively. During 2007, the largest single charge-off was $218,121 on a residential construction property. This property was in ORE as of year-end 2007. Subsequent to year-end, a recovery of $100,000 from a personal guarantee was recognized. DBI anticipates collecting on additional personal guarantees for this relationship during 2008. Other charge-offs on commercial real estate included $100,000 on a bar/restaurant business property. Charge-offs totaling $316,147 were attributed to six borrowers with loans secured by business assets. DBI charged-off $165,346 related to seven residential real estate mortgages. Four of these properties were held in other real estate at year-end and one was sold prior to year-end. Charge-offs on residential real estate construction or development totaled $246,594 during 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the five most recent years were as follows:

Deposits

At December 31, 2007, total deposits were $308,953,825, an increase of $15,292,155 or 5% compared to December 31, 2006. Certificates of deposit increased by $5.4 million or 4% compared to the prior year-end. The average cost of funds for certificates was 4.73% compared to 4.13% one year earlier.

Money market accounts increased $5.4 million or 7% higher than year-end 2006. The average cost of funds for money market accounts was 4.04% during 2007 compared to 4.03% during 2006.

NOW account balances were $2.3 million or 16% higher at year-end 2007 as compared to the prior year end. Savings accounts showed the only decline with balances falling $1.8 million or 10% lower than the prior year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

The following table shows, as of December 31, 2007, the maturities of time certificates of deposit in amounts of $100,000 or more:

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

The following table shows the maturities of investment securities at December 31, 2007, and the weighted average yields of such securities:

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Borrowed Funds and Contractual Obligations

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2007, DBI had $81.9 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2007, DACC had established lines of credit of $30 million of which $20.1 million was drawn in the form of short-term notes payable and $250,000 in long-term notes payable.

At December 31, 2007, total borrowings decreased $9.9 million or 18% lower than the previous year-end. During 2007, DSB reduced borrowings from the FHLB by $2 million. The reduction was primarily related to the increase in deposits. Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2007:

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies ("BHC's") with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated BHC's must meet a minimum leverage ratio of at least 3%, while lower rated BHC's must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

Stockholders' equity at December 31, 2007, increased 4% to $51,838,030 or $435 per share, compared with $50,042,376 or $420 per share one year ago. Cash dividends declared in 2007 were $14.40 per share compared with $14.30 and $14.10 in 2006 and 2005, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 52%, 85% and 66% in 2007, 2006 and 2005, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provisions have been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

Management believes that 2008 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $610,808, $599,082 and $640,664 for the years ended December 31, 2007, 2006 and 2005, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2007, was 22.3%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limited purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy had no fixed expiration date, although DBI could terminate the Policy at any time. DBI was not soliciting or encouraging shareholders to sell shares under the Policy. DBI suspended the Policy on September 11, 2006 resulting in no stock repurchases during 2007. Stock repurchases totaled $1,083,800 and $780,014 for the years ended December 31, 2006, and 2005, respectively.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2007, net cash provided by operating activities amounting to $4.1 million, the increase in deposits of $15.3 million and the $3.4 million in proceeds from the sale of foreclosed assets, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $9.9 million reduction in other borrowings, the $9.1 million increase in federal funds sold and the payment of $1.7 million in dividends were the major uses of cash during 2007.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 87%, 91% and 95% at December 31, 2007, 2006 and 2005, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2007, the amount owed to the FHLB was $25.8 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $20.4 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2007 DSB sold $3.2 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2007, DACC has unused lines of credit of $9.6 million and the parent company has an available line of credit of $5.4 million. See Note 12 - Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2007, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2007, is adequate under current economic conditions.

During 2006, net cash provided by operating activities amounting to $4.1 million, the decrease in loans amounting to $12.3 million and the $3.0 million in proceeds from the sale of FHLB common stock, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $6.9 million reduction in other borrowings, the $6.6 million increase in federal funds sold, the $4.6 million decrease in deposits and the payment of $1.7 million in dividends were the major uses of funds in 2006.

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

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio. The held-to-maturity portfolio represents only 8.7% of total assets at year-end.

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

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2007, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2007:

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

EMPLOYEES OF DENMARK BANCSHARES, INC.

Denmark

Debra K. Ausloos

Carol M. Behringer

Carole A. Bielinski

Christina M. Bienapfl

Mary B. Buresh

Claude E. Christensen

Sheena M. Craanen

Terese M. Deprey

Hilaria A. Dose

Mary J. Doucha

Lynnette E. Duckett

Donna P. Emmer

Jill S. Feiler

Joanna B. Fischer

Bonita M. Gauger

Patricia A. Gremore

Jodi G. Havlovitz

Dennis J. Heim

Melissa S. Hoyer

Linda L. Johanek

Richard C. Johnson

Donna J. Kafka

Melissa M. Kersten

Betty A. Kittell

Kim M. Kohn

Linda L. Kolarik

Ann M. Kozlovsky

Lawrence J. Kozlovsky

Evonne J. Kreft

Carl T. Laveck

Lynda A. Leanna

Julie A. Lemmens

Mark E. Looker

Lonnie A. Loritz

Stacy L. Magnuson

Rachel J. Markvart

Sandra R. Miller

Shawn E. Mueller

Kristina L. Nelsen

Sarah L. Neuser

Tamara A. O'Brien

John P. Olsen

Tobias H. Olsen

Anna M. Pearson

Denmark

Stephen N. Peplinski

Tammy A. Pribyl

Charles J. Rabitz

Bonnie L. Reindl

Linda M. Rentmeester

Sarah J. Schley

Diane M. Schlies

Kenneth J. Schneider

Steven M. Schneider

Mary L. Schultz

Cynthia L. Shimon

Lori A. Sisel

Tami A. Steinhorst

Jeanne M. Swagel

Kimberly J. Tess

Deanna L. Tilot

Jeffrey G. Vandenplas

Christie L. Van Ess

Allison J. Van Groll

Jeffrey J. Van Rens

Leroy M. Verkuilen

Cynthia M. Winiecki

Jeanne L. Wolf

Michelle R. Wotachek

Carol B. Wright

Bellevue

Brenda M. Allen

Joan M. DeGrand

Sara J. DeGrave

Erin A. Duckett

Jessica L. Gajeski

Amy R. Hertel

Amanda J. Jacquart

Ryan M. Johanek

Mary E. Kropp

Katherine A. Pelnar

Donna M. Post

Craig M. Schmidt

Glenn J. Whipp

Fern E. Wolf

Maribel

Edwin R. Duckart

Sara L. Fels

Debbie A. Grenier

Ellen M. Klarkowski

Linda M. Kuik

Tami J. Pelischek

Reedsville

Linda L. Beyer

Barbara A. Lorrigan

Sharie L. Mack

Joan C. Popp

Sara J. Popp

Darlene F. Schmieder

Gail S. Wegner

Whitelaw

Beverly J. Evenson

Debra J. Habeck

Deborah L. Kopidlansky

Colleen M. Meidl

David H. Radue

Bonnie M. Vogel

Kristine Weber

Wrightstown

Tiffany L. Allen

Polly L. Novitski

Richard J. Schmieder

Katherine R. Wilson

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Denmark Bancshares, Inc.	Executive Officers of DBI and DSB
Terese M. Deprey Secretary Denmark Bancshares, Inc.	John P. Olsen President Denmark Bancshares, Inc. and Denmark State Bank Director of Denmark State Bank
Thomas N. Hartman President Hartman's Towne and Country Greenhouse, Inc. Director of Denmark State Bank	Terese M. Deprey Secretary of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Michael L. Heim President Heim Trucking Company Director of Denmark State Bank	Jill S. Feiler Vice President of Retail Banking Denmark State Bank
Darrell R. Lemmens Former President Denmark Bancshares, Inc.	Dennis J. Heim Vice President of Denmark Bancshares, Inc. Sr. Vice President and CFO of Denmark State Bank
Mark E. Looker Vice President Denmark Bancshares, Inc.	Linda L. Johanek Vice President of Human Resources Denmark State Bank
Edward Q. Opichka, D.D.S. Retired Owner Edward Q. Opichka Dental Practice	Carl T. Laveck Executive Vice President, Chief Credit Officer and Business Banking Manager of Denmark State Bank
Allen M. Peters Retired Teacher and Athletic Director Reedsville School District Director of Denmark State Bank	Mark E. Looker Vice President of Denmark Bancshares, Inc. Vice President of Denmark State Bank
Thomas F. Wall Retired Sales Account Manager Natural Beauty Growers Director and Chairman of the Board of Denmark State Bank	Lonnie A. Loritz Vice President Denmark State Bank
Nominee for Director of Denmark Bancshares, Inc.	David H. Radue Vice President and Branch Manager Denmark State Bank
Kenneth A. Larsen, Sr. CFO, Portside Builders, Inc. Sole Member, K.A. Larsen Consulting, LLC Director of Denmark State Bank	Kimberly J. Tess Assistant Vice President and Controller Denmark State Bank
Director of Denmark State Bank	Jeffrey J. Van Rens Vice President Denmark State Bank
Diane L. Roundy Director of Business Development Schenck Business Solutions	Glenn J. Whipp Vice President and Branch Manager Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

  See the following page for additional information about the market value of DBI Common Stock.

  The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2008 DBI had 1,523 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

STOCK PERFORMANCE

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 2002. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the prices of DBI Common Stock used to determine the cumulative total shareholder return were based on repurchases of Common Stock by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provided that shares offered to DBI could be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value from March 28, 2001 through September 11, 2006.