Form 10-K, Exhibit 13
period 2011-12-31
DENMARK BANCSHARES INC
filed 2012-03-20
CIK 885531

DENMARK BANCSHARES, INC.

EXHIBIT 13.1

Annual Report to Shareholders for the Fiscal Year Ended December 31, 2011

PRESIDENT'S LETTER

As we reflect on 2011, we continued to experience unstable financial markets and weak economic conditions. We are proud to have maintained our profitability, high capital levels and continued dividend payments during this uncertain economic environment. Maintaining our position as a strong community bank during these times is a direct reflection on our commitment to the organization's strategic priorities.

We are pleased to report an increase in earnings in 2011. Despite the slow economic recovery, Denmark Bancshares, Inc. (DBI) reported net income of $3.6 million or $30.37 per share which is a 5% increase over 2010 earnings. Our increase in earnings was in part due to our continued focus on the improvement of asset quality and expense control in 2011. Because of improved asset quality we were able to reduce the funding of our allowance for loan losses by $640,000 as compared to 2010. DBI saw continued improvement in overhead expenses as noninterest expense fell $800,000 compared to 2010.

Our role as a strong, committed community bank remains intact. DBI increased its total risk based capital ratio to 19.6% at the end 2011, which is among the highest compared to our peers. We continued our consistent dividend payout when the Board of Directors declared the 55th and 56th consecutive semi-annual dividends last year. Our commitment to the investors and customers of DBI, who live and work in our community, remains one of our top priorities and sets us apart from our competitors.

The agricultural economy benefited from record cattle, milk and grain prices this past year. Farm real estate markets continued to experience strong demand and increased values. During 2011, DBI grew the agricultural loan portfolio by $9.9 million. In addition we added a highly qualified and experienced agribusiness lender, David Kappelman, to our team. We have been committed to the agribusiness industry for the past 103 years and will proudly continue this tradition in the future.

We do not take our role as a community bank lightly. We understand the importance of our success to the local economy. The staff of DBI is committed to our community and the revitalization of the local economic landscape. The pags that follow share our story of community reinvestment. It's a story that as shareholders we have all helped create and one in which we can all take pride. While we have made significant monetary donations to local non-profit organizations, our commitment runs much deeper than that. We don't just write a check, we are involved, we are committed and we are part of the community that we live in. It's what we do every single day.

As we look towards our future as a community bank, we understand that it is a future that contains some uncertainties. The local economic recovery continues to be slow. Our regulatory environment will continue to be costly and challenging. Your Board of Directors and Executive Management Team are focused on asset quality, staff development, growth, and technology to deliver our strategic plan and ensure our future success. Our strong capital position allows DBI to be well positioned to take advantage of the growth opportunities in Northeastern Wisconsin during the future economic recovery. We thank you for your ongoing support and confidence.

John P. Olsen - CEO of Denmark Bancshares, Inc. Jill S. Feiler - President of Denmark State Bank
SELECTED FINANCIAL DATA

	Years Ended December 31,
	2011	2010	2009	2008	2007
INCOME STATEMENT DATA
Interest income	$17,877	$19,495	$21,156	$24,074	$26,193
Interest expense	4,104	4,986	6,558	9,545	12,756
Net interest income	$13,773	$14,509	$14,598	$14,529	$13,437
Less: Provision for loan losses	600	1,240	5,500	1,000	903
Net interest income after provision
for loan losses	$13,173	$13,269	$9,098	$13,529	$12,534
Plus: Noninterest income	$2,023	$2,084	$1,875	$1,601	$1,832
Less: Noninterest expense	9,985	10,709	10,751	10,955	10,190
Net noninterest expense	($7,962)	($8,625)	($8,876)	($9,354)	($8,358)
Income before income tax expense (benefit)	$5,211	$4,644	$222	$4,175	$4,176
Income tax expense (benefit)	1,600	1,202	(656)	384	866
Net income	$3,611	$3,442	$878	$3,791	$3,310

PER SHARE DATA
Net income	$30.37	$28.94	$7.38	$31.84	$27.80
Cash dividends declared	14.50	14.50	14.50	14.50	14.40
Book value (year end)	471.11	453.47	429.74	438.69	435.42

BALANCE SHEET DATA
Average balances:
Total loans (includes loans held for sale)	$297,568	$301,339	$299,369	$294,363	$305,273
Investment securities	65,943	64,317	65,503	69,423	52,251
Assets	410,188	403,890	398,216	396,606	393,547
Deposits	311,701	303,667	293,056	294,982	289,021
Stockholders' equity	54,264	51,918	51,682	52,784	50,924
Year-end balances:
Total loans	$297,832	$299,355	$296,633	$300,781	$302,636
Allowance for possible loan losses	6,578	6,864	6,226	6,356	5,871
Investment securities	67,611	63,050	67,115	73,031	51,715
Assets	425,986	420,315	408,357	414,072	409,934
Deposits	327,793	320,499	306,478	306,001	308,954
Long-term debt	28,482	29,700	30,850	30,850	25,750
Stockholders' equity	56,023	53,926	51,104	52,227	51,838

FINANCIAL RATIOS
Return on average equity	6.65%	6.63%	1.70%	7.18%	6.50%
Return on average assets	0.88%	0.85%	0.22%	0.96%	0.84%
Net interest spread (tax-equivalent)	3.45%	3.85%	3.78%	3.64%	3.24%
Dividend payout ratio	47.75%	50.10%	196.43%	45.53%	51.79%
Average equity to average assets	13.23%	12.83%	12.98%	13.31%	12.94%
Allowance for loan losses to loans	2.21%	2.29%	2.10%	2.11%	1.94%
Non-performing loans to allowance for
loan losses	131.59%	125.77%	204.84%	244.16%	134.63%

Dollars in thousands except per share data.

TABLE OF CONTENTS

1820:
President's Letter	1
Selected Financial Data	5
Report of Independent Registered Public Accounting Firm	7
Management's Report on Internal Control Over Financial Reporting	8
Consolidated Financial Statements	9
Notes to Consolidated Financial Statements	14
Management's Discussion and Analysis	40
Employees of Denmark State Bank	60
Directors and Executive Officers	61
Quarterly Financial Information	62

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Denmark Bancshares, Inc.

Denmark, Wisconsin

We have audited the accompanying consolidated balance sheets of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

February 20, 2012

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

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, DBI's management believes that, as of December 31, 2011, DBI's internal control over financial reporting is effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of DB's registered accounting firm regarding internal control over financial reporting.

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

John P. Olsen Dennis J. Heim

CEO and President CFO and Vice President

Denmark Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

As of December 31,

ASSETS
Assets	2011	2010
Cash and due from banks	$21,905,812	$16,917,728
Federal funds sold	20,187,000	18,321,000
Investment securities available for sale	67,610,693	63,049,646
Loans, less allowance for loan losses of $6,578,087 and $6,864,497, respectively	291,254,029	292,490,507
Loans held for sale	485,926	3,715,671
Premises and equipment, net	7,085,783	7,368,904
Other investments, at cost	4,404,811	4,608,899
Accrued interest receivable	1,244,473	1,204,984
Other assets	11,807,370	12,637,998
TOTAL ASSETS	$425,985,897	$420,315,337

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing	$47,469,622	$37,965,690
Interest-bearing	280,323,469	282,533,731
Total deposits	$327,793,091	$320,499,421

Short-term borrowings	11,558,861	13,888,046
Accrued interest payable	334,178	404,467
Other liabilities	1,794,808	1,897,580
Long-term debt	28,481,999	29,699,999
Total liabilities	$369,962,937	$366,389,513
Stockholders' Equity
Common stock, no par value, authorized 640,000 shares; issued 118,917 shares net of 2,613 shares of treasury stock	$16,048,110	$16,048,110
Paid-in capital	469,986	469,986
Retained earnings	39,918,706	38,031,717
Accumulated other comprehensive loss	(413,842)	(623,989)
Total stockholders' equity	$56,022,960	$53,925,824
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$425,985,897	$420,315,337

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years Ended December 31,

	2011	2010	2009

Interest Income
Loans including fees	$15,605,708	$16,877,396	$17,718,820
Investment securities:
Taxable	1,123,850	1,033,035	1,568,816
Tax-exempt	1,015,932	1,497,610	1,806,628
Interest on federal funds sold	18,151	9,648	9,889
Other interest income	113,134	77,637	51,774
	$17,876,775	$19,495,326	$21,155,927

Interest Expense
Deposits	$2,990,254	$3,772,987	$5,070,488
Short-term borrowings	107,294	161,564	200,701
Long-term debt	1,006,276	1,051,525	1,286,423
	$4,103,824	$4,986,076	$6,557,612
Net interest income	$13,772,951	$14,509,250	$14,598,315
Provision for Loan Losses	600,000	1,240,000	5,500,500
Net interest income after
provision for loan losses	$13,172,951	$13,269,250	$9,097,815
Other Income
Service fees and commissions	$877,338	$905,766	$894,581
Investment security gains	31,953	68,156	38,444
Loan sale gains	342,942	300,404	285,494
Bank owned life insurance	265,289	263,931	268,555
Other	505,830	545,730	388,168
	$2,023,352	$2,083,987	$1,875,242
Other-than-Temporary Impairment Losses, Net
Total other-than-temporary impairment losses	$1,000,879	$1,633,223	$2,555,833
Amount in other comprehensive income, before taxes	(796,122)	(1,513,451)	(2,243,117)
	$204,757	$119,772	$312,716
Other Expense
Salaries and employee benefits	$6,005,915	$6,232,419	$6,049,271
Occupancy expenses	932,369	1,022,499	1,128,484
Data processing expenses	816,761	676,088	669,690
FDIC insurance premiums	380,000	649,058	617,432
Marketing expenses	127,107	103,317	111,912
Directors' fees	153,850	139,500	131,800
Professional fees	365,568	364,110	331,233
Printing and supplies	127,623	129,752	166,574
Amortization of intangibles	192,391	192,391	192,391
(Gain) loss on sale of other real estate	(9,467)	126,289	29,687
Other real estate expenses	203,072	456,966	471,601
Other operating expenses	484,917	497,010	538,117
	$9,780,106	$10,589,399	$10,438,192
Income before income tax expense (benefit)	$5,211,440	$4,644,066	$222,149
Income tax expense (benefit)	1,600,154	1,202,380	(656,174)
NET INCOME	$3,611,286	$3,441,686	$878,323
EARNINGS PER COMMON SHARE	$30.37	$28.94	$7.38

The accompanying notes are an integral part of these financial statements. 10

Denmark Bancshares, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock				Accumulated
					Other
			Paid in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
BALANCE, DECEMBER 31, 2008	119,053	$16,106,590	$469,986	$37,161,287	($1,510,703)	$52,227,160
Comprehensive income
Net income				878,323		878,323
Other comprehensive income, net of tax change in net unrealized losses on securities available-for-sale, net of reclassification adjustment (1)					(218,072)	(218,072)
Total comprehensive income						$660,251
Cash dividend, $14.50 per share				(1,725,283)		(1,725,283)
Treasury stock purchases	(136)	(58,480)				(58,480)
BALANCE, DECEMBER 31, 2009	118,917	$16,048,110	$469,986	$36,314,327	($1,728,775)	$51,103,648
Comprehensive income
Net income				3,441,686		3,441,686
Other comprehensive income, net of tax change in net unrealized gains on securities available-for-sale, net of reclassification adjustment (2)					1,104,786	1,104,786
Total comprehensive income						$4,546,472
Cash dividend, $14.50 per share				(1,724,296)		(1,724,296)
BALANCE, DECEMBER 31, 2010	118,917	$16,048,110	$469,986	$38,031,717	($623,989)	$53,925,824
Comprehensive income
Net income				3,611,286		3,611,286
Other comprehensive income, net of tax change in net unrealized gains on securities available-for-sale, net of reclassification adjustment (3)					210,147	210,147
Total comprehensive income						$3,821,433
Cash dividend, $14.50 per share				(1,724,297)		(1,724,297)
BALANCE, DECEMBER 31, 2011	118,917	$16,048,110	$469,986	$39,918,706	($413,842)	$56,022,960

Denmark Bancshares, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(Continued)

(1) Disclosure of reclassification amount:
Unrealized holding losses arising during the period	($698,625)
Plus: Tax benefit on unrealized losses	314,262
Plus: Reclassification adjustment for net losses realized and included in net income	274,272
Plus: Reclassification adjustment for tax benefit on realized net losses	(107,981)
Net unrealized losses on securities	($218,072)

(2) Disclosure of reclassification amount:
Unrealized holding gains arising during the period	$1,653,524
Less: Tax expense on unrealized gains	(580,033)
Plus: Reclassification adjustment for net losses realized and included in net income	51,616
Less: Reclassification adjustment for tax benefit on realized net losses	(20,321)
Net unrealized gains on securities	$1,104,786

(3) Disclosure of reclassification amount:
Unrealized holding gains arising during the period	$113,043
Less: Tax expense on unrealized gains	(29,043)
Plus: Reclassification adjustment for net losses realized and included in net income	172,804
Less: Reclassification adjustment for tax benefit on realized net losses	(46,657)
Net unrealized gains on securities	$210,147

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2011	2010	2009
Cash Flows from Operating Activities:
Net income	$3,611,286	$3,441,686	$878,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	402,244	461,817	573,177
Provision for loan losses	600,000	1,240,000	5,500,500
Amortization of intangibles	192,391	192,391	192,391
Gains on sales of loans	(342,942)	(300,404)	(285,494)
(Gain) loss on sale of other real estate & other assets	(9,467)	138,790	28,686
Amortization of bond premium	540,984	347,770	57,060
Accretion of bond discount	(165,387)	(275,324)	(428,554)
Loans originated for sale	(23,727,357)	(29,343,086)	(27,020,161)
Proceeds from sale of loans	26,957,101	26,582,097	26,065,479
Gain on sale of securities	(31,953)	(68,156)	(38,444)
Loss on investment securities writedowns	204,757	119,772	312,716
Income from bank owned life insurance	(265,289)	(263,931)	(268,555)
(Increase) decrease in interest receivable	(39,489)	168,557	229,006
Decrease in interest payable	(70,289)	(154,782)	(207,049)
Decrease (increase) in prepaid FDIC ins premiums	353,356	617,723	(1,651,018)
Other, net	302,676	2,114,043	(2,227,519)
Net Cash Provided by Operating Activities	$8,512,622	$5,018,963	$1,710,544
Cash Flows from Investing Activities:
Maturities of held-to-maturity securities	$0	$4,570,000	$4,845,000
Maturities and sales of available-for-sale securities	26,793,902	19,757,697	19,340,809
Purchases of held-to-maturity securities	0	0	(268,353)
Purchases of available-for-sale securities	(31,617,503)	(18,732,666)	(18,290,683)
Money market mutual funds, net	204,088	257,192	91,107
Federal funds sold, net	(1,866,000)	(14,821,000)	5,719,000
Proceeds from sale of foreclosed assets	2,273,849	868,653	2,399,023
Net increase in loans made to customers	(1,215,939)	(4,181,426)	(3,457,187)
Capital expenditures	(119,123)	(309,355)	(137,612)
Net Cash (Used in) Provided by Investing Activities	($5,546,726)	($12,590,905)	$10,241,104
Cash Flows from Financing Activities:
Net increase in deposits	$7,293,670	$14,021,152	$476,822
Purchase of treasury stock	0	0	(58,480)
Dividends paid	(1,724,297)	(1,724,296)	(1,726,268)
Debt proceeds	5,127,815	15,447,116	17,613,878
Debt repayments	(8,675,000)	(20,679,999)	(22,058,017)
Net Cash Provided by (Used in) Financing Activities	$2,022,188	$7,063,973	($5,752,065)
Net increase (decrease) in cash and cash equivalents	$4,988,084	($507,969)	$6,199,583
Cash and cash equivalents, beginning	16,917,728	17,425,697	11,226,114
CASH AND CASH EQUIVALENTS, ENDING	$21,905,812	$16,917,728	$17,425,697
Noncash Investing Activities:
Loans transferred to foreclosed properties	$2,195,360	$1,158,603	$2,260,482
Total (decrease) increase in unrealized loss on securities available-for-sale	($285,847)	($1,773,296)	$385,909

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. ("DBI") is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended. As such, it exercises control over Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and DBI Properties, Inc. A majority of DBI's assets are held by DSB. DBI Properties, Inc. was formed in February 2009 for the purpose of holding certain foreclosed properties.

DSB, a wholly owned subsidiary of DBI, operates under a state bank charter, and provides full banking services to its customers. Denmark Investments, Inc. ("DII") is a wholly owned subsidiary of DSB. DBI and its subsidiary make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiary have a diversified loan portfolio; however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

While DBI's revenues streams are monitored for certain individual products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of DBI's banking operations are considered to be aggregated in one reportable operating segment.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and account for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,068,980, $791,977 and $266,992 and interest paid was $4,179,461, $5,148,032 and $6,776,072 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Declines in fair value of securities that are deemed to be other-than-temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of DBI to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan origination fees are credited to income when received and the related loan origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

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

  Non-classified loans are assigned a risk rating of 1 - 4, with a one-rated credit being the highest quality. Non-classified loans have credit quality that ranges from well above average quality to some inherent industry weaknesses that may present higher than average risk due to conditions affecting the borrower, the borrower's industry or economic environment.

  Special mention loans are assigned a risk rating of 5. Potential weaknesses exist that deserve management's close attention. If left uncorrected, the potential weaknesses may result in deterioration of repayment prospects or in DSB's credit position at some future date.

  Substandard loans are assigned a rating of 6. These loans are inadequately protected by the current worth and borrowing capacity of the borrower. Well-defined weaknesses exist that may jeopardize the liquidation of the debt. There is a possibility of some loss if the deficiencies are not corrected. At this point, the loan may still be performing and accruing.

  Doubtful loans are rated 7 and have all the weaknesses of a substandard credit plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of current facts, conditions and values highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors, which may work to the advantage of strengthening the asset, its classification as an estimated loss is deferred until its more exact status can be determined.

  Loss loans are internally rated as an 8. A loss amount has been determined and this has been charged-off against the allowance for loan losses. All or a portion of the charge-off may be recovered in the future and any such recoveries would also be recorded through the allowance.

DBI's policy is to place into nonaccrual status all loans that are contractually past due 90 days or more, along with other loans as to which reasonable doubt exists to the full and timely collection of principal and/or interest based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Loan charge-offs for all loans will occur as soon as there is a reasonable probability of loss. When the amount of the loss can be readily calculated, the charge-off will be recorded as soon as practical within the calendar quarter the loss was identified. Loans that are partially charged-off will be placed in nonaccrual status unless the remaining loan is restructured with adequate collateral and payments are assured and current.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Interest income is recognized in the same manner described above for nonaccrual loans. Further detail on the analysis of impaired loans can be found below in the discussion of the Allowance for Loan Losses.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that have been incurred in the loan portfolio. The allowance is based on two basic accounting principles: (1) Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) Topic 310 -10 "Receivables - Overall," (formerly FAS 114), which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's contractual terms, and (2) FASB ASC Topic 450, "Contingencies," (formerly FAS 5), which requires that losses be accrued when they are probable of occurring and estimable. The FFIEC "Interagency Policy Statement on the Allowance for Loan and Lease Losses" provides additional guidance on the allowance methodology.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

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

In applying the methodology, all troubled debt restructurings ("TDRs"), regardless of size, are considered impaired and will be individually evaluated. All nonaccrual and watchlist commercial real estate, construction and land development, agricultural real estate, multifamily residential real estate, commercial, and agricultural production loans over $50,000 are evaluated individually to determine if they are impaired. Nonaccrual residential real estate or consumer loans that are larger than customary for DBI will also be considered impaired and evaluated individually as there would be no pool of similar loans to evaluate these loans under ASC Topic 450. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance in conjunction with ASC Topic 310-10.

Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so each segment of loans will have similar risk factors: (1) residential real estate, (2) agricultural real estate, (3) commercial real estate, (4) construction and land development, (5) commercial, (6) agricultural, (7) consumer, (8) guaranteed loans and (9) other. These loans are further segmented by internal risk ratings of non-classified, special mention, substandard and doubtful, which are defined above.

Risk factor percentages are applied to the risk rating segments of the non-impaired loans to calculate an allowance allocation in conjunction with ASC Topic 450. The risk factor percentages are based on historical loan loss experience for each loan type and are adjusted for current economic conditions and trends as well as internal loan quality trends. The historical loan loss percentages are applied to the non-classified portion of the portfolio to determine the required allocation to the allowance. The historical loan loss percentages are then multiplied by a factor based on current economic conditions to calculate the allocation for each of the remaining risk rating categories of the non-impaired loans. The current economic conditions take into account items such as vacancy rates for rental properties; property values based on actual sales transactions; income projections based on current prices such as dairy commodities; and other available economic data.

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

Mortgage Servicing Rights

DBI recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights ("MSRs"). DBI services the single-family mortgages it sells to the Federal National Mortgage Association ("FNMA" or "Fannie Mae"). DBI determines the fair value of MSRs at the date the loan is transferred. To determine the fair value of MSRs, DBI calculates the present value of estimated future net servicing income using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income and late fees.

Subsequent to the date of transfer, DBI has elected to measure its MSRs under the amortization method. Under this method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income. MSRs are evaluated for impairment based on the fair value of those assets. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation reserve is established through a charge to earnings. The valuation reserve is adjusted as the fair value changes. MSRs are included in the other assets category in the accompanying Consolidated Statements of Financial Condition.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at fair value, less estimated costs to sell. Losses at the time the property is classified as other real estate owned are charged to the allowance for loan losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $801,689 and $863,941 at December 31, 2011 and 2010 respectively.

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

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with ASC Topic 805 - "Accounting for Business Combinations Occurring in Periods Beginning before December 15, 2008." As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

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

Treasury Stock

Treasury stock consists of 2,613 shares at a cost of $2,125,866 as of December 31, 2011 and 2010 and is netted against common stock on the consolidated statements of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock-based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 118,917, 118,917 and 119,002 for the years ended December 31, 2011, 2010 and 2009, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In April 2011, FASB issued Accounting Standards Update ("ASU") No. 2011-02 A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring ("TDR"). This update to Topic 310, "Receivables," provides guidance for evaluating whether a restructuring constitutes a TDR. The ASU indicates that the creditor's evaluation must separately conclude that both the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. The amendments also further clarify the guidance on a creditor's evaluation of whether a concession has been granted and whether a debtor is experiencing financial difficulties. The amendments in this update are effective for the first interim or annual period beginning after June 15, 2011. Adoption of these amendments did not have a significant impact on DBI's financial statements.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

In April 2011, FASB issued ASU No. 2011-03 Reconsideration of Effective Control for Repurchase Agreements. This update to Topic 860, "Transfers and Servicing," modifies the criteria for determining when repurchase agreements would be accounted for as a secured borrowing rather than a sale. The provisions of ASU No. 2011-03 remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and the collateral maintenance implementation guidance related to that criterion. This update does not change the other existing criteria used in the assessment of effective control. ASU No. 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur on or after January 1, 2012. These amendments will not have any impact on DBI's consolidated financial statements.

In May 2011, FASB issued ASU No. 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. These amendments to Topic 820, "Fair Value Measurement," result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). The changes to U.S. GAAP as a result of ASU No. 2011-04 are as follows; (a) the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets; (b) U.S. GAAP currently prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets; however, ASU No. 2011-04 extends that prohibition to all fair value measurements; (c) an exception is provided to the basic fair value measurement principles for an entity that holds a group of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk that are managed on the basis of the entity's net exposure to either of those risks which allows the entity, if certain criteria are met, to measure the fair value of the net asset or liability position in a manner consistent with how market participants would price the net risk position; (d) aligns the fair value measurement of instruments classified within an entity's stockholders' equity with the guidance for liabilities; and (e) disclosure requirements have been enhanced for recurring Level 3 fair value measurements to disclose quantitative information about unobservable inputs and assumptions used, to describe the valuation processes used by the entity, and to describe the sensitivity of fair value measurements to changes in unobservable inputs and interrelationships between those inputs. In addition, entities must report the level in the fair value hierarchy of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. The provisions of ASU No. 2011-04 are effective for interim reporting periods beginning on or after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on DBI's consolidated financial statements.

In June 2011, FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. This update to Topic 220, "Comprehensive Income," allows an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The statement(s) are required to be presented with equal prominence as the other primary financial statements. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive must be reclassified to net income. In December 2011, FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 which deferred the reclassification reporting requirement. The adoption of ASU No. 2011-05 will not have a material impact on DBI's financial statements..

In September 2011, FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. This update to Topic 350, "Intangibles - Goodwill and Other," permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Previous guidance under Topic 350 required an entity to test goodwill for impairment on at least an annual basis by comparing the fair value of a reporting unit with its carrying amount (step one). If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the amendments of this update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. An entity has the option under this update to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU No. 2011-08 will have no impact on DBI's consolidated financial statements.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

In December 2011, FASB issued ASU No. 2011-10, Derecognition of In Substance Real Estate - A Scope Clarification. This update to Topic 360, "Property, Plant and Equipment," requires that a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. The amendments are effective for fiscal years, and interim periods, within those years, beginning on or after June 15, 2012. Early adoption is permitted. The adoption of ASU No. 2011-10 will have no impact on DBI's consolidated financial statements.

In December 2011, FASB issued ASU No. 2011-11, Disclosures About Offsetting Assets and Liabilities. The updates to Topic 210, "Balance Sheet," require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of ASU No. 2011-11 is not expected to have a material impact on DBI's consolidated financial statements.

NOTE 2 - RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

DSB is required to maintain noninterest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,249,000 and $974,000 as of December 31, 2011 and 2010, respectively, were satisfied by currency and coin holdings. Effective December 31, 2010, accounts at each institution where DBI maintains a correspondent banking relationship are insured in full by the Federal Deposit Insurance Corporation Transaction Guarantee Program until December 31, 2012, upon which time the insurance is expected to revert back to $250,000.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair market value of securities available-for-sale were as follows:

	December 31, 2011
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government-sponsored agencies	$3,500,000	$17,050	$0	$3,517,050
U.S. government-sponsored agency MBS	31,729,409	505,292	(8,172)	32,226,529
State and local governments	24,628,519	1,032,038	(192,058)	25,468,499
Residential mortgage-backed securities	8,537,737	26,590	(2,165,712)	6,398,615
	$68,395,665	$1,580,970	($2,365,942)	$67,610,693

	December 31, 2010
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government-sponsored agencies	$0	$0	$0	$0
U.S. government-sponsored agency MBS	20,854,514	251,779	(41,020)	21,065,273
State and local governments	30,524,272	876,975	(494,985)	30,906,262
Residential mortgage-backed securities	12,741,679	117,494	(1,781,062)	11,078,111
	$64,120,465	$1,246,248	($2,317,067)	$63,049,646

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The amortized cost and estimated fair value of securities at December 31, 2011, by maturity were as follows:
		Estimated
	Amortized	Fair
Amounts Maturing	Cost	Value
Within one year	$2,195,834	$2,211,116
From one through five years	37,610,564	37,313,156
From five through ten years	18,740,854	18,267,120
After ten years	9,848,413	9,819,301
	$68,395,665	$67,610,693

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value of the securities.

Two corporate-issued residential mortgage-backed securities ("MBS") and one government agency MBS were sold while one taxable municipal had a partial call in 2011 resulting in realized gains of $31,953 and total sales proceeds of $2.1 million. The corporate-issued MBS were sold after they were placed on a negative ratings watch by Moody's. The government agency MBS was held at the investment subsidiary and was sold to utilize part of a capital loss carryforward. Four available-for-sale corporate-issued residential MBS were sold in 2010 resulting in realized gains of $68,156 and total sales proceeds of $5.0 million.

At December 31, 2011, thirteen debt securities have unrealized losses with aggregate depreciation of 18.6% from DSB's amortized cost basis. Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:
December 31, 2011	Less Than Twelve Months		Over Twelve Months
	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair
Securities Available for Sale	Losses	Value	Losses	Value
U.S. government-sponsored agency MBS	$8,172	$2,388,919	$0	$0
State and local governments	14,144	817,753	177,914	1,808,504
Residential mortgage-backed securities	0	0	2,165,712	5,359,064
Total securities available for sale	$22,316	$3,206,672	$2,343,626	$7,167,568

December 31, 2010	Less Than Twelve Months		Over Twelve Months
	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair
Securities Available for Sale	Losses	Value	Losses	Value
U.S. government-sponsored agency MBS	$41,020	$5,082,159	$0	$0
State and local governments	67,071	3,284,508	427,914	1,592,771
Residential mortgage-backed securities	628,597	2,796,779	1,152,465	4,110,985
Total securities available for sale	$736,688	$11,163,446	$1,580,379	$5,703,756

All securities with unrealized losses are assessed to determine if the impairment is other-than-temporary. Factors that are evaluated include the mortgage loan types supporting the securities, delinquency and foreclosure rates, credit support, weighted average loan-to-value, and year of origination, among others.

Currently, a quarterly analysis by a third party is performed on three residential mortgage-backed securities secured by non-traditional loan types in order to determine whether they are other-than-temporarily impaired ("OTTI"). The purpose of the third party evaluation is to determine if the present value of the expected cash flows is less than the amortized costs, thereby resulting in credit loss, in accordance with the authoritative accounting guidance under FASB ASC Topic 320. The third party determines an estimated fair value for each security based on discounted cash flow analyses. The estimates are based on the following key valuation assumptions - collateral cash flows, prepayment assumptions, default rates, loss severity, liquidation

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

lag, bond waterfall and internal rate of return. Since there is currently no active secondary market for these types of securities due to the non-traditional loan types supporting the securities, these valuations are considered Level 3 inputs as defined in Note 16 - Fair Value Measurements. Additional securities may be analyzed in the future if deemed necessary to determine whether they are OTTI and if so, if any possible credit loss exists.

Two of the three securities supported by non-traditional loan types were previously found to have credit losses since a portion of the unrealized losses is due to an expected cash flow shortfall. As such, these securities were determined to be OTTI. DBI does not intend to sell the investments and it is not more likely than not that DBI will be required to sell the securities before the anticipated recovery of their remaining amortized cost bases, which may be maturity. The analysis on the third security did not reveal any credit loss nor was the security found to be OTTI. The total credit loss that was recognized in earnings through December 31, 2010 was $0.4 million. The analyses performed during 2011 resulted in an additional $0.2 million of credit loss that was recorded through the income statement on one of the two OTTI securities. Unrealized losses on the three securities analyzed by the third party were recognized through accumulated other comprehensive loss on the consolidated statement of financial condition as of December 31, 2011, net of tax, in the amount of $1.3 million, compared to $1.1 million for the three securities as of December 31, 2010.

The unrealized losses on the remainder of the residential mortgage-backed securities are due to the distressed and illiquid markets for collateralized mortgage obligations. The securities are investments in senior tranches with adequate credit support from subordinate tranches, are supported by traditional mortgage loans that originated between 2002 and 2005, have low delinquency and foreclosure rates, and reasonable loan-to-value ratios. DBI does not consider these investments to be OTTI at December 31, 2011. Changes in credit losses recognized for securities with OTTI were as follows:

	December 31,
	2011	2010
Credit losses recognized in earnings, beginning of period	($432,488)	($312,716)
Credit losses for OTTI not previously recognized	(204,757)	(119,772)
Credit losses recognized in earnings, end of period	($637,245)	($432,488)

There were no issuers of securities for which a significant concentration of investments (greater than 10 percent of stockholders' equity) was held as of December 31, 2011.

Investment securities with an amortized cost of $8.5 million and $8.0 million, and an estimated fair value of $8.7 million and $8.2 million at December 31, 2011 and 2010, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,
	2011	2010
Real estate:
Residential	$72,655,569	$77,983,729
Commercial	60,864,761	58,304,345
Agricultural	78,767,692	71,782,458
Construction	11,655,550	12,792,496
Total real estate	223,943,572	220,863,028

Commercial	35,178,049	42,427,251
Agricultural	27,661,420	24,725,859
Consumer installment	10,174,937	10,418,991
Unsecured loans	874,138	919,875
Total loans receivable	297,832,116	299,355,004
Allowance for credit losses	(6,578,087)	(6,864,497)
Loans, Net	$291,254,029	$292,490,507

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The following tables show the investment in impaired loans and the corresponding allowance for those loans along with the recognized interest income associated with impaired loans:

Impaired Loans

As of December 31, 2011 and 2010

$(000)s		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
2011	Investment	Balance	Allowance	Investment	Recognized
With no related allowance:
Residential Real Estate	$805	$841	$0	$845	$19
Commercial Real Estate	1,433	1,698	0	1,732	37
Construction & Land Dev	2,658	2,658	0	2,883	82
Agricultural Real Estate	0	0	0	0	0
Commercial	890	935	0	993	22
Agricultural	0	0	0	0	0
Consumer	43	43	0	44	1

With a related allowance:
Residential Real Estate	$1,190	$1,392	$171	$1,392	$17
Commercial Real Estate	2,482	2,615	721	2,702	9
Construction & Land Dev	2,832	2,832	580	2,834	57
Agricultural Real Estate	0	0	0	0	0
Commercial	38	41	14	42	0
Agricultural	0	0	0	0	0
Consumer	142	144	129	147	0

Total:
Residential Real Estate	$1,995	$2,233	$171	$2,237	$36
Commercial Real Estate	3,915	4,313	721	4,434	46
Construction & Land Dev	5,490	5,490	580	5,717	139
Agricultural Real Estate	0	0	0	0	0
Commercial	928	976	14	1,035	22
Agricultural	0	0	0	0	0
Consumer	185	187	129	191	1
Total	$12,513	$13,199	$1,615	$13,614	$244

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

$(000)s		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
2010	Investment	Balance	Allowance	Investment	Recognized
With no related allowance:
Residential Real Estate	$749	$992	$0	$1,020	$37
Commercial Real Estate	1,292	1,513	0	1,517	57
Construction & Land Dev	2,241	2,241	0	2,250	20
Agricultural Real Estate	0	0	0	0	0
Commercial	244	344	0	357	6
Agricultural	0	0	0	0	0
Consumer	0	0	0	0	0

With a related allowance:
Residential Real Estate	$1,036	$1,104	$206	$1,115	$8
Commercial Real Estate	4,476	5,769	869	5,810	72
Construction & Land Dev	2,085	2,123	77	2,166	53
Agricultural Real Estate	0	0	0	0	0
Commercial	41	42	18	42	1
Agricultural	116	116	97	125	(3)
Consumer	150	150	136	152	2

Total:
Residential Real Estate	$1,785	$2,096	$206	$2,135	$45
Commercial Real Estate	5,768	7,282	869	7,327	129
Construction & Land Dev	4,326	4,364	77	4,416	73
Agricultural Real Estate	0	0	0	0	0
Commercial	285	386	18	399	7
Agricultural	116	116	97	125	(3)
Consumer	150	150	136	152	2
Total	$12,430	$14,394	$1,403	$14,554	$253

Recorded Investment in Financing Receivables

As of December 31, 2011 and 2010

	2011		2010
		Ending Balance		Ending Balance
		Individually		Individually
$(000)s	Ending	Evaluated	Ending	Evaluated
	Balance	for Impairment	Balance	for Impairment
Residential Real Estate	$72,656	$1,995	$77,984	$1,785
Commercial Real Estate	60,865	3,915	58,304	5,768
Construction & Land Dev	11,655	5,490	12,793	4,326
Agricultural Real Estate	78,768	0	71,782	0
Commercial	35,178	928	42,427	285
Agricultural	27,661	0	24,726	116
Consumer	11,049	185	11,339	150
Unallocated	0	0	0	0
Total	$297,832	$12,513	$299,355	$12,430

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Allowance for Loan Losses

As of December 31, 2011 and 2010

13076:

$(000)s						Ending Balance
	Beginning				Ending	Individually
	Balance				Balance	Evaluated for
2011	1/1/2011	Chargeoffs	Recoveries	Provision	12/31/2011	Impairment
Residential Real Estate	$1,429	($120)	$128	($306)	$1,132	$171
Commercial Real Estate	2,849	(540)	30	519	2,858	721
Construction & Land Dev	880	(225)	25	483	1,163	580
Agricultural Real Estate	204	0	0	(6)	198	0
Commercial	278	(252)	51	125	202	14
Agricultural	347	0	30	(114)	263	0
Consumer	160	(20)	6	4	150	129
Unallocated	718	0	0	(106)	612	0
Total	$6,865	($1,157)	$270	$600	$6,578	$1,615

						Ending Balance
$(000)s	Beginning				Ending	Individually
	Balance				Balance	Evaluated for
2010	1/1/2010	Chargeoffs	Recoveries	Provision	12/31/2010	Impairment
Residential Real Estate	$1,748	($323)	$37	($33)	$1,429	$206
Commercial Real Estate	2,221	(367)	10	985	2,849	869
Construction & Land Dev	1,319	(38)	71	(472)	880	77
Agricultural Real Estate	67	(1)	19	119	204	0
Commercial	310	(59)	100	(73)	278	18
Agricultural	150	0	8	189	347	97
Consumer	59	(73)	15	159	160	136
Unallocated	352	0	0	366	718	0
Total	$6,226	($861)	$260	$1,240	$6,865	$1,403

Nonaccrual loans totaled $8.7 million and $8.6 million at December 31, 2011 and 2010, respectively. There were no loans past due ninety days or more and still accruing. A schedule of loans by the number of days past due (including nonaccrual loans) along with a schedule of credit quality indicators follows:

Age Analysis of Past Due Financing Receivables
	30-89 Days	90 Days	Total		Total Financing
$(000)s	Past Due	& Over	Past Due	Current	Receivables

December 30, 2011
Residential Real Estate	$1,319	$866	$2,185	$70,471	$72,656
Commercial Real Estate	1,103	1,074	2,177	58,688	60,865
Construction & Land Dev	0	1,452	1,452	10,203	11,655
Agricultural Real Estate	0	0	0	78,768	78,768
Commercial	185	200	385	34,793	35,178
Agricultural	0	0	0	27,661	27,661
Consumer	63	81	144	10,905	11,049

Total	$2,670	$3,673	$6,343	$291,489	$297,832

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

	30-89 Days	90 Days	Total		Total Financing
$(000)s	Past Due	& Over	Past Due	Current	Receivables

December 31, 2010
Residential Real Estate	$376	$396	$772	$77,212	$77,984
Commercial Real Estate	0	4,220	4,220	54,084	58,304
Construction & Land Dev	0	402	402	12,391	12,793
Agricultural Real Estate	0	0	0	71,782	71,782
Commercial	4	61	65	42,362	42,427
Agricultural	0	116	116	24,610	24,726
Consumer	74	30	104	11,235	11,339

Total	$454	$5,225	$5,679	$293,676	$299,355

Credit Quality Indicators

As of December 31, 2011 and 2010

$(000)s
		Special
2011	Non-Classified	Mention	Substandard	Doubtful	Total
Residential Real Estate	$58,960	$6,277	$6,501	$918	$72,656
Commercial Real Estate	49,547	3,668	4,787	2,863	60,865
Construction & Land Dev	4,691	898	4,154	1,912	11,655
Agricultural Real Estate	70,412	8,356	0	0	78,768
Commercial	32,600	1,250	1,164	164	35,178
Agricultural	23,779	3,882	0	0	27,661
Consumer	10,678	102	127	142	11,049
Total	$250,667	$24,433	$16,733	$5,999	$297,832

$(000)s		Special
2010	Non-Classified	Mention	Substandard	Doubtful	Total
Residential Real Estate	$62,133	$7,782	$6,903	$1,166	$77,984
Commercial Real Estate	42,362	7,249	3,163	5,530	58,304
Construction & Land Dev	4,311	3,289	4,791	402	12,793
Agricultural Real Estate	66,103	5,630	49	0	71,782
Commercial	38,383	2,953	870	221	42,427
Agricultural	22,283	2,320	7	116	24,726
Consumer	10,929	113	142	155	11,339
Total	$246,504	$29,336	$15,925	$7,590	$299,355

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Modifications

As of December 31, 2011

		Pre-Modification	Post-Modification	Recorded	Impact to
$(000)s	Number of	Recorded	Recorded	Investment	Allowance for
	Contracts	Investment	Investment	as of 12/31/2011	Loan Losses
Residential Real Estate	4	$789	$789	$778	$133
Commercial Real Estate	7	2,886	2,812	2,569	324
Construction & Land Dev	2	156	156	151	48
Commercial	2	614	389	334	0
Total	15	$4,445	$4,146	$3,832	$505

Since December 31, 2010, three loans that were modified as troubled debt restructurings subsequently defaulted. One loan had an active outstanding principal balance of $34,791 and was secured by a first lien on residential real estate. This default resulted in a nominal charge-off against the allowance for loan losses of $2,391. The second loan secured by non-owner-occupied commercial real estate and had an active principal balance of $0.6 million. The default on this loan did not have any impact on DBI's allowance for loan losses. The third default was on a note secured by a junior lien on residential real estate. This loan had an active principal balance of $17,900. This default also did not have any impact on DBI's allowance for loan losses.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2011	2010
Land	$1,080,548	$1,080,548
Buildings and improvements	9,589,586	9,589,586
Furniture and fixtures	4,584,349	4,465,226
	$15,254,483	$15,135,360
Less: Accumulated depreciation	(8,168,700)	(7,766,456)
Premises and equipment, net	$7,085,783	$7,368,904

NOTE 6 - INTANGIBLE ASSETS

Intangible assets consist of a core deposit intangible related to a branch acquisition. The gross carrying amount, accumulated amortization and net book value of intangibles were as follows:

	December 31,
	2011	2010
Gross carrying amount	$2,885,866	$2,885,866
Less: Accumulated amortization	(2,773,638)	(2,581,247)
Intangible assets, net	$112,228	$304,619

For 2012, intangible assets will be amortized at a monthly rate of $16,033 for seven months. At that point, the core deposit intangible will be fully amortized.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

$(000)s	December 31,
	2011	2010
NOW accounts	$22,278	$30,034
Savings accounts	21,129	19,676
Money market accounts	130,959	113,472
Time deposit accounts	105,957	119,352
Total	$280,323	$282,534

The following table shows the maturity distribution of time deposit accounts:

$(000)s	December 31,
	2011	2010
Within one year	$44,026	$74,224
One to two years	32,665	24,891
Two to three years	19,232	9,308
Three to four years	6,518	6,493
Over four years	3,516	4,436
Total	$105,957	$119,352

Time deposit accounts issued in the amount of $100,000 or more totaled $31.4 million and $37.1 million at December 31, 2011 and 2010, respectively.

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $11.6 million and $13.9 million at December 31, 2011 and 2010, respectively. The notes payable are secured by DSB and DACC stock and agricultural loans with a carrying value of $21.2 million and $22.0 million as of December 31, 2011 and 2010, respectively. The pledged notes also secure long-term debt. The short-term line of credit had a variable interest rate of 0.53% at December 31, 2011.

NOTE 9 - LONG-TERM BORROWINGS

Long-term borrowings consisted of the following:
	For the Years Ended December 31,
	2011		2010
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	1.87%-4.79%	$8,650,000	1.63%-4.79%	$10,200,000
Callable fixed rate advances	4.08%-4.68%	13,000,000	4.08%-4.68%	13,000,000

Agribank, FCB:
Fixed rate advances	1.06-2.39%	6,831,999	1.03-2.36%	6,499,999

Total		$28,481,999		$29,699,999

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2011:

	Weighted Average Rate	Amount
2012	3.88%	$5,400,000
2013	2.09%	4,400,000
2014	2.62%	5,499,999
2015	2.81%	2,300,000
2016	4.45%	5,432,000
Thereafter	4.13%	5,450,000
TOTAL		$28,481,999

The notes payable to the FHLB are secured by residential mortgages with a carrying amount of $50.0 million and $49.5 million as of December 31, 2011 and 2010, respectively, along with $3.6 million of FHLB stock at both of those dates. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $21.2 million and $22.0 million as of December 31, 2011 and 2010, respectively. The pledged notes also secure short-term borrowings.

As of December 31, 2011, DSB had a total of $50.4 million of unused lines of credit with banks to be drawn upon as needed.

NOTE 10 - INCOME TAXES

The provision (benefit) for income taxes in the consolidated statement of income is as follows:

$(000)s		2011	2010	2009
Current:	Federal	$875	$1,014	($666)
	State	361	277	(1)
		$1,236	$1,291	($667)
Deferred:	Federal	$324	($167)	$15
	State	40	78	(4)
		$364	($89)	$11
Total provision (benefit) for income taxes		$1,600	$1,202	($656)

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2011		2010		2009
$(000)s	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,772	34%	$1,579	34%	$76	34%
Increase (decrease) in tax resulting from:
Tax-exempt loss	(352)	(7)	(522)	(11)	(630)	(284)
State income tax, net of federal tax benefit	265	5	232	5	(14)	(6)
Bank owned life insurance	(90)	(2)	(90)	(2)	(91)	(41)
Other, net	5	1	3	0	3	1
Applicable Income Taxes	$1,600	31%	$1,202	26%	($656)	(296%)

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Other assets in the accompanying consolidated statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

	2011	2010
(In thousands)
Deferred tax assets:
Allowance for loan losses	$1,924	$2,174
Unrealized losses on available-for-sale securities	309	449
State tax net operating loss carryforward	155	232
Interest receivable on nonaccrual loans	0	36
Capital loss carryforward	0	13
Alternative minimum tax	827	973
Other	106	190
Gross deferred tax assets	$3,321	$4,067
Valuation allowance for net operating loss carryforward	(155)	(232)
Total deferred tax assets	$3,166	$3,835
Deferred tax liabilities:
Accumulated depreciation on fixed assets	$91	$104
State income taxes	0	164
Stock dividends received	395	395
Other	110	117
Total deferred tax liabilities	$596	$780
Net deferred tax asset	$2,570	$3,055

DBI has state net operating loss carryforwards of approximately $2.9 million. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $0.8 million.

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

  DBI will contribute 50% of each employee's elective contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

  DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 4% for 2011, 2010 and 2009.

DBI provides no post-retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above, which are currently funded. DBI expensed contributions of $258,978, $253,814 and $274,570 for the years 2011, 2010 and 2009, respectively.

NOTE 12 - COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

	Contract or
	Notional Amount	Secured
$(000)s	December 31, 2011	Portion
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$45,535	$40,855
Standby letters of credit and financial guarantees written	1,528	1,528

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2011, variable rate commitments totaled $22.1 million.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial and residential properties. All letters of credit are secured.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2011 and 2010, certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted to other borrowers.

	12/31/2010			12/31/2011
	Beginning	New		Ending
$(000)s	Balance	Loans	Payments	Balance
Aggregate related party loans	$237	$120	($186)	$171

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $2.6 million and $3.0 million at December 31, 2011 and 2010, respectively.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of DBI. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.

Statements of Financial Condition

	December 31,
$(000)s	2011	2010
Assets
Cash in banks	$1,698	$1,114
Investment
Banking subsidiary	40,249	38,840
Nonbanking subsidiaries	8,250	8,861
Fixed assets (net of depreciation
of $4,296 and $4,012, respectively)	6,904	7,189
Other assets	50	41
TOTAL ASSETS	$57,151	$56,045
Liabilities
Accrued expenses	$266	$158
Dividends payable	862	862
Other liabilities	0	99
Note payable - unrelated bank	0	1,000
Total liabilities	$1,128	$2,119
Stockholders' Equity
Common stock	$16,048	$16,048
Paid-in capital	470	470
Retained earnings	39,919	38,032
Accumulated other comprehensive loss	(414)	(624)
Total stockholders' equity	$56,023	$53,926
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$57,151	$56,045

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

DENMARK BANCSHARES, INC.

Statements of Income

	For the Years Ended December 31,
$(000)s	2011	2010	2009
Income
Other interest income	$0	$1	$3
Dividend income from banking subsidiary	1,795	1,000	0
Dividend income from nonbanking subsidiary	251	863	1,463
Rental income from banking subsidiary	543	577	688
Rental income from nonbanking subsidiary	103	57	11
Total income	$2,692	$2,498	$2,165
Expenses
Management fees to banking subsidiary	$151	$156	$159
Interest expense	47	51	0
Depreciation	285	312	353
Other operating expenses	281	300	325
Total expenses	$764	$819	$837

Income before income tax benefit and
undistributed income of subsidiaries	$1,928	$1,679	$1,328
Income tax benefit	(45)	(76)	(52)
Income before undistributed
income of subsidiaries	$1,973	$1,755	$1,380
Equity in Undistributed Income of Subsidiaries
Banking subsidiary	1,199	1,843	220
Nonbank subsidiaries	439	(156)	(722)
NET INCOME	$3,611	$3,442	$878

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

DENMARK BANCSHARES, INC.

Statements of Cash Flows
	For the Years Ended December 31,
$(000)s	2011	2010	2009
Cash Flows from Operating Activities:
Net Income	$3,611	$3,442	$878
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	285	312	353
Earnings of banking subsidiary	(2,994)	(2,843)	(220)
Earnings of nonbanking subsidiaries	(689)	(707)	(741)
Dividend from banking subsidiary	1,795	1,000	0
Dividend from nonbanking subsidiary	251	863	1,463
Loss on sale of assets/write-down of assets			(4)
Increase in other assets	(11)	(3)	(1)
Increase (decrease) in other liabilities	10	(14)	(3)
Net Cash Provided by Operating Activities	$2,258	$2,050	$1,725
Cash Flows from Investing Activities:
Capital expenditures	$0	($219)	($100)
Proceeds from sale of assets	0	0	14
Decrease (increase) in investment in nonbanking subsidiary	1,050	(50)	(1,000)
Net Cash Provided by (Used in) Investing Activities	$1,050	($269)	($1,086)
Cash Flows from Financing Activities:
Debt proceeds	$0	$0	$1,000
Debt repayments	(1,000)	0	0
Treasury stock purchases	0	0	(59)
Dividends paid	(1,724)	(1,724)	(1,726)
Net Cash Used in Financing Activities	($2,724)	($1,724)	($785)

Net increase (decrease) in cash	$584	$57	($146)
Cash, beginning	1,114	1,057	1,203
CASH, ENDING	$1,698	$1,114	$1,057
Supplemental Disclosure:
Income taxes received	$20	$70	$64

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the Board of Directors, are afforded the right to purchase a maximum number of shares set from time to time by the Board of Directors. Rights granted must be exercised during a one-month purchase period prescribed by the Board. Rights are exercised at fair market value. There were no rights granted during 2011 and 2010.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 16 - FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date. Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. GAAP, which also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

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

  Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the assets or liability.

DBI used the following methods and significant assumptions to estimate fair value:

Cash, Cash Equivalents, and Federal Funds Sold: For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Investment securities available-for-sale ("AFS") are recorded at fair value on a recurring basis. The fair value measurement of most of DBI's AFS securities is currently determined by an independent provider using Level 2 inputs (except as noted below). The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model-based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates. Two of DBI's AFS MBS that are secured by non-traditional mortgage loans and one AFS MBS secured by traditional mortgage loans that was previously downgraded were analyzed by a third party in order to determine an estimated fair value. The estimated fair values were based on discounted cash flow analyses and are considered Level 3 inputs.

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

Loans, net: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets.

Impaired Loans: As defined below in the Glossary of Loan Terms section, a loan is considered impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under FASB ASC Topic 820, "Fair Value Measurements and Disclosures," the fair value of impaired loans is reported before selling costs of the related collateral, while FASB ASC Topic 310, "Receivables," requires that impaired loans be reported on the statement of financial condition net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the statement of financial condition. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Other Investments: For other investments, the carrying amount is a reasonable estimate of fair value.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Other Real Estate Owned: Real estate that DBI has taken control of in partial or full satisfaction of debt is valued at the lower of book value or fair value. The fair value is determined by analyzing the collateral value of the real estate using appraisals and other market valuations for similar assets less any estimated selling costs. The value carried on the statement of financial condition for other real estate owned is estimated fair value of the properties. Other real estate owned is classified as a nonrecurring Level 2 asset.

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

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

Assets Recorded at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized in the table below:

	December 31, 2011
	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Fair Value
U.S. government-sponsored agencies	$0	$3,517,050	$0	$3,517,050
U.S. government-sponsored agency MBS	0	32,226,529	0	32,226,529
State and local governments	0	25,468,499	0	25,468,499
Residential mortgage-backed securities	0	2,355,680	4,042,935	6,398,615
Total securities available for sale	$0	$63,567,758	$4,042,935	$67,610,693

	December 31, 2010
	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Fair Value
U.S. government-sponsored agencies	$0	$0	$0	$0
U.S. government-sponsored agency MBS	0	21,065,273	0	21,065,273
State and local governments	0	30,906,262	0	30,906,262
Residential mortgage-backed securities	0	5,812,427	5,265,684	11,078,111
Total securities available for sale	$0	$57,783,962	$5,265,684	$63,049,646

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year-ended December 31, 2011.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Available-
for-Sale
Securities
Beginning balance, January 1, 2011	$5,265,684
Total realized and unrealized gains/(losses):
Included in earnings	(204,757)
Included in other comprehensive income	(306,552)
Purchases, issuances, sales and settlements:
Purchases	0
Issuances	0
Sales	0
Settlements	(711,440)
Transfers into Level 3	0
Transfers out of Level 3	0
Ending balance, December 31, 2011	$4,042,935

Assets Recorded at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis are summarized in the following table:

	December 31, 2011
	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Fair Value
Loans held for sale	$0	$485,926	$0	$485,926
Other real estate owned	0	801,689	0	801,689
Impaired loans	0	13,260,619	0	13,260,619
Total assets	$0	$14,548,234	$0	$14,548,234

	December 31, 2010
	Fair Value Measurements Using
Description	Level 1	Level 2	Level 3	Fair Value
Loans held for sale	$0	$3,715,671	$0	$3,715,671
Other real estate owned	0	863,941	0	863,941
Impaired loans	0	13,205,125	0	13,205,125
Total assets	$0	$17,784,737	$0	$17,784,737

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The table below summarizes fair value of financial assets and liabilities at December 31, 2011 and 2010.

	For the Years Ended December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
$(000)s
Financial Assets
Cash and federal funds sold	$42,093	$42,093	$35,239	$35,239
Investment securities	67,611	67,611	63,050	63,050
Loans, net of allowance for credit losses	291,254	291,427	292,491	294,838
Loans held for sale	486	486	3,716	3,716
Bank owned life insurance	7,083	7,083	6,818	6,818
Other investments, at cost	4,405	4,405	4,609	4,609
TOTAL	$412,932	$413,105	$405,923	$408,270
Financial Liabilities
Deposits	$327,793	$328,864	$320,499	$321,441
Borrowings	40,041	41,935	43,588	44,605
TOTAL	$367,834	$370,799	$364,087	$366,046

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible addition discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2011, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized well-capitalized DSB must maintain minimum total risk-based, tier 1 risk-based and tier 1 leverage ratios as set forth in the table below.

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The Company's actual capital amounts and ratios are also presented in the table below:
					To Be Well Capitalized
					Under Prompt
			For Capital		Corrective
	Amount		Adequacy Purposes:		Action Provision:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)	$60,203,808	19.6%	$24,611,186	>8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$56,324,574	18.3%	$12,305,593	>4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$56,324,574	13.7%	$16,452,201	>4.0%	N/A	N/A
Denmark State Bank
Total Capital (to Risk-Weighted Assets)	$44,017,871	16.0%	$21,983,039	>8.0%	$27,478,799	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$40,550,796	14.8%	$10,991,520	>4.0%	$16,487,279	> 6.0%
Tier 1 Capital (to Average Assets)*	$40,550,796	10.7%	$15,136,316	>4.0%	$18,920,395	> 5.0%
As of December 31, 2010
Denmark Bancshares, Inc.
Total Capital (to Risk-Weighted Assets)	$58,266,029	18.3%	$25,505,855	>8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$54,245,193	17.0%	$12,752,928	>4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$54,245,193	13.5%	$16,056,196	>4.0%	N/A	N/A
Denmark State Bank
Total Capital (to Risk-Weighted Assets)	$42,744,800	15.1%	$22,726,778	>8.0%	$28,408,472	>10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$39,159,414	13.8%	$11,363,389	>4.0%	$17,045,083	> 6.0%
Tier 1 Capital (to Average Assets)*	$39,159,414	10.7%	$14,699,556	>4.0%	$18,374,444	> 5.0%
*Average assets are based on the most recent quarter's adjusted average total assets.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Wisconsin Department of Financial Institutions - Division of Banking ("WDFI").

NOTE 18 - MORTGAGE SERVICING RIGHTS, NET

MSRs are recognized based on the fair value of the servicing right on the date the corresponding mortgage loan is sold. An estimate of DBI's MSRs is determined using assumptions that market participants would use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service, escrow account earnings, contractual servicing fee income, ancillary income and late fees. Subsequent to the date of transfer, DBI has elected to measure its MSRs under the amortization method. Under this method, MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

DBI has recorded MSRs related to loans sold without recourse to Fannie Mae. DBI sells conforming, fixed-rate, closed-end, residential real estate mortgages to Fannie Mae. Prior to January 1, 2011, the volume of loans sold with servicing retained was not significant; therefore, no servicing rights were capitalized. The unpaid principal balances of residential mortgage loans serviced for FNMA were $4.2 million at December 31, 2011.

The change in amortized MSRs and the related valuation allowance for the year-ended December 31, 2011, is presented below:

December 31,
2011
Mortgage servicing rights, beginning of period	$0
Additions from originated servicing	26,537
Amortization expense	(1,400)
Change in valuation allowance	0
Mortgage servicing rights, end of period	$25,137

Denmark Bancshares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

DBI periodically evaluates mortgage servicing rights for impairment. At December 31, 2011, there was no valuation allowance for amortized MSRs. Impairment is determined by stratifying MSRs into groupings based on predominant risk characteristics, such as interest rate and loan type. If, by individual stratum, the carrying amount of the MSRs exceeds fair value, a valuation reserve is established. The valuation reserve is adjusted as the fair value changes.

Data used in the fair value calculation related to MSRs at December 31, 2011, is presented below.

Loan Type	Interest Rates	Original Balance	Original MSR
30-year	Less than 4.750%	$599,500	$4,496
	4.750% - 6.750%	0	0
	Greater than 6.750%	0	0
	Total 30-year	$599,500	$4,496

20-year	Less than 4.500%	$801,100	$5,383
	4.500% - 6.500%	0	0
	Greater than 6.500%	0	0
	Total 20-year	$801,100	$5,383

15-year	Less than 4.000%	$1,973,500	$12,118
	4.000% - 6.000%	0	0
	Greater than 6.000%	40,000	200
	Total 15-year	$2,013,500	$12,318

10-year	Less than 3.750%	$794,000	$4,340
	3.750% - 5.750%	0	0
	Greater than 5.750%	0	0
	Total 10-year	$794,000	$4,340

	Total	$4,208,100	$26,537

Management's Discussion and Analysis

Background

Management's discussion and analysis of the financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2011, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2011. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. ("Properties"). Properties was formed in February 2009 for the purpose of holding certain foreclosed properties.

This report may contain certain forward-looking statements, including without limitation, statements regarding the adequacy of the allowance for loan and lease losses, the amounts of expected charge-offs and recoveries, capacity for paying dividends and expected liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors, which among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit and risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties, including the risks described under the caption "Risk Factors" in our Annual Report on Form 10-K for the year-ended December 31, 2011. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") into law. This legislation makes extensive changes to the laws regulating financial services firms and requires significant rulemaking. In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action. While the full effects of the legislation on DBI and DSB cannot yet be determined, this legislation is generally perceived as negatively impacting the banking industry. This legislation may result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect DBI's and DSB's business.

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

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. Please refer to the Allowance for Loan Losses section of Note 4 - Loans above for detail on the allowance methodology. Management believes the ALLL is appropriate as of December 31, 2011.

Valuation of Investment Securities

Investment securities are classified as available-for-sale and are valued at their fair market value. Please refer to Note 3 - Investment Securities and Note 16 - Fair Value Measurements for additional details on the valuation of investment securities.

Management's Discussion and Analysis

Other Real Estate Owned

Real estate that DBI has taken control of in partial or full satisfaction of debt is valued at the lower of book value or market value. Please refer to Note 16 - Fair Value Measurements for additional information on the accounting policies related to the valuation of other real estate owned.

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

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans for which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

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

Restructured Loans - Restructured loans involve the granting of some concession to a borrower experiencing financial difficulties that involves the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating - Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to the worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally rated a substandard or lower risk rating.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weaknesses, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of the collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

OVERVIEW

DBI recorded net income of $3.6 million or $30.37 per share for the year-ended December 31, 2011, up from $3.4 million or $28.94 per share in 2010. Return on average assets and return on average equity for 2011 were 0.88% and 6.65%, respectively, compared to 0.85% and 6.63%, respectively, for the same period one year ago.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $15.6 million in 2011 represents 78% of gross revenues. Average loans outstanding decreased by $3.8 million during 2011, and total loans outstanding at December 31, 2011 were $1.5 million lower than the previous year-end.

Management's Discussion and Analysis

The increase in net income for 2011 was the result of several expense reductions. The provision for loan losses fell by $0.6 million, the expenses of holding and disposing of acquired properties (other real estate owned) fell by $0.4 million, the FDIC insurance assessment declined by $0.3 million and salaries and employee benefits were reduced by $0.2 million. These expense reductions more than offset the decline in net interest income of $0.7 million, the increase in income tax expense of $0.4 million and the increase in data processing expenses of $0.1 million.

DBI's annual provision for loan losses was $0.6 million in 2011 compared to $1.2 million during 2010. The ratio of allowance for loan losses to total loans was 2.21% at December 31, 2011, compared to 2.29% at December 31, 2010. Net charge-offs for 2011 totaled $0.9 million compared to net charge-offs of $0.6 million in the prior year. DBI's ratio of loans over 30 days past due (including nonaccrual loans) to total loans was 3.6% as of December 31, 2011 compared to 3.0% as of year-end 2010. Loans past due less than 90 days and still accruing were $2.0 million at December 31, 2011 compared to $0.5 million one year earlier and nonaccrual loans increased to $8.7 million compared to $8.6 during the same period.

The special asset group (formed in 2009 and consisting of three lenders) closely monitors problem credits and initiates foreclosure proceedings, personal property asset repossessions and disposition of acquired properties. DBI disposed of eighteen real estate properties totaling $2.3 million and acquired fourteen properties valued at $2.2 million in 2011. At year-end 2011, DBI owned seven properties valued at $0.8 million. DBI recorded $0.2 million of expenses associated with foreclosed properties during 2011 compared to $0.6 million during 2010. These expenses do not include the additional costs of management salaries and benefits for workout specialists. Expenses associated with acquired properties will remain elevated until the nonperforming assets decline significantly. DBI had approximately a dozen foreclosure proceedings in process at year-end and will continue to aggressively collect nonperforming loans and dispose of acquired properties.

DBI's loan portfolio contains $224 million or 75% of total loans secured by real estate. The decline in the residential and commercial real estate values throughout our market area has caused some loans to be under collateralized. DBI also has a niche in agricultural lending in its market area. The agricultural loan portfolio (including loans secured by farmland) was $106 million at year-end 2011 and represents 36% of total loans. The agricultural economy experiences cyclical fluctuations and is discussed below. DBI experienced net recoveries during the last five years on the agricultural portfolio and a low level of past due loans. The commercial real estate portfolio was $61 million or 20% of total loans at year-end 2011. The construction and land development portfolio has declined 60% from a high of $29.2 million in 2005 to $11.7 million at year-end 2011. The inventory of available commercial real estate remains high and prices remain at depressed levels. Nonaccrual commercial real estate loans totaled $2.3 million and represents 27% of DBI's total nonaccrual loans.

DBI continues to experience asset quality issues in the investment portfolio and recognized OTTI credit losses totaling $0.2 million during 2011 compared to $0.1 million in 2010. The OTTI credit losses during the past two years related to one non-agency residential mortgage-backed security with loans concentrated in California, which experienced severe housing price declines. This security, along with another similarly structured non-agency MBS that had recognized credit losses in 2009, were AAA rated when purchased but are backed by option adjustable rate mortgages ("ARMs"), including some with negative amortization features. DBI continues to closely monitor the non-agency MBS portfolio and additional credit losses are possible.

Net interest income for 2011 was $13.8 million compared to $14.5 million during 2010. Noninterest income decreased from $2.1 million in 2010 to $2.0 million during 2011, while noninterest expense declined from $10.6 million in 2010 to $9.8 million for the current year. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income. The resulting computation is called the efficiency ratio. A lower ratio indicates better efficiency. The efficiency ratio was 60% for 2011, compared to 61% and 60% for the years 2010 and 2009, respectively. The 2011, 2010 and 2009 efficiency ratios, calculated without the nonrecurring expenses of $0.2 million, $0.6 million and $0.5 million, respectively, associated with foreclosed properties were 59%, 58% and 57%, respectively. The significant items of noninterest expense are discussed on the following pages.

As of December 31, 2011, DBI's leverage capital ratio (tier 1 capital to average assets) of 13.7% and total capital as percentage of risk-based assets ratio of 19.6% compared to 13.5% and 18.3%, respectively, as of December 31, 2010. DBI declared dividends totaling $14.50 per share which represented a dividend payout of 48% of earnings per share of $30.37 in 2011. DBI continues to maintain a strong capital position which allows DBI the potential for growth in total assets.

DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI has a Contingency Funding Plan that, among other things, identifies liquidity risks, requires periodic reporting to the Board of Directors and defines a liquidity crisis. The plan reviews the assets and liabilities based sources and uses of liquidity for DBI, DSB and DACC. DSB relies on a stable mix of funding sources and only had $250,000 in brokered deposits as of year-end 2011. DSB's net noncore fund dependence as of December 31, 2011, was 6%. Management believes DBI's liquidity position is adequate under current economic conditions.

Management's Discussion and Analysis

Local Economy Rebounding Slowly

The local economic conditions prevailing at year-end 2011 varied by county, but each county experienced lower unemployment than one year earlier. The areas' unemployment rates in December 2011 were lower than the national unemployment rate of 8.5%. Local unemployment rates ranged from a low of 6.1% in Brown County to a high of 7.2% in Manitowoc County, compared to 6.3% and 8.0%, respectively one year ago. Brown County home sales were flat with 2,104 home sales reported in 2011 compared to 2,103 units in 2010. The median price of a home in Brown County in 2011 was $137,000 compared to $139,000 and $135,000 during 2010 and 2009, respectively.

The 2011 net farm income of $2.4 billion for Wisconsin farmers was $300 million higher than 2010 and topped the previous record high set in 2007 by approximately $50 million. The last two years represent a sharp rebound from 2009, which was one of the worst economic years since the early 1970s. Net farm income totaled $800 million in 2009 with milk prices averaging only $13 per hundredweight. Milk prices increased 25% in 2011 and averaged $20 per hundredweight compared to $16 per hundredweight in 2010. 2011 milk prices set a new record by topping the $19 per hundredweight milk prices in 2007.

The U.S. economy posted real GDP of about 1.7% in 2011 compared to 3.0% in 2010. The national unemployment rate remained elevated. The December 2011 rate was 8.5% compared to 9.4% one year earlier. U.S. housing starts for 2011 were approximately 3% higher than 2010 but only about 30% of the peak experienced in 2005. U.S. home prices were about 4% lower in 2011 compared to 2010 and are down about 30% since 2005-2006. U.S. inflation increased as food and energy prices rose. The challenges in 2012 will include the high residual unemployment, continued weakness in housing, the national debt level, Congressional gridlock in an election year, political uncertainty about increased taxes, increased regulation on businesses and the Euro zone debt crisis and possible economic downturn.

Interest rates remained low in 2011 due to the continued stressed economic conditions. The Federal Reserve kept the federal funds rate (inter-bank lending rate) at 0% - 0.25% throughout all of 2009, 2010 and 2011 and the prime rate of interest set by banks remained at 3.25%. The Federal Open Market Committee recently announced they expect the rate to remain at that level until late 2014.

Banking Industry Shows Signs of Improvements

It continues to be a challenging but improving period for many banks nationwide as 92 more FDIC-insured banks failed in 2011 compared to 157 bank failures in 2010 and 140 in 2009. The percentage of unprofitable banks has fallen to about 15%, net income has been rising, loan loss provisions and net charge-offs falling, and capital and liquidity levels have been increasing. However, net interest margin has fallen slightly and the number of banks on the FDIC's problem list still exceeds 800.

The challenges facing DBI for 2012 are similar to those identified last year. Management has identified the following continuing initiatives:

1.) Improve the credit quality of the loan portfolio by lowering the nonperforming assets through proactive monitoring of the performing portfolio, aggressive collection of the nonperforming loans, selling the foreclosed properties, reducing expense related to foreclosed properties and adding new higher quality loans.

2.) Comply with the new regulations mandated by the Consumer Protection Act and dealing with a new regulator (Bureau of Consumer Financial Protection) created by the Dodd-Frank Wall Street Reform Act.

3.) Manage interest rate risk in the current environment of historically low interest rates with the expectation that rates will increase rapidly when the Fed reverses the current monetary policy. DBI's Asset Liability Committee is closely monitoring market interest rates and will adjust loan and deposit rates and terms accordingly. DBI has limited most recent investment purchase maturities to five years or less.

4.) Closely monitor the agricultural real estate portfolio and lending conservatively as farmland values are almost 60% higher than their levels in 2000. As corn and soybean prices have increased, so has the value of farmland. The last major decline in farmland prices occurred in the early 1980s.

5.) Grow the loan portfolio with quality credits in this still sluggish economy. Quality loan growth will be required in order to increase net interest income and overall profitability.

Management's Discussion and Analysis

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

				Percent
				Increase (Decrease)
	2011	2010	2009	2011/10	2010/09
$(000)s
Interest income	$17,877	$19,495	$21,156	(8%)	(8%)
Interest expense	4,104	4,986	6,558	(18%)	(24%)
Net interest income	13,773	14,509	14,598	(5%)	(1%)
Provision for credit losses	600	1,240	5,501	(52%)	(78%)
Noninterest income	2,023	2,084	1,875	(3%)	11%
Noninterest expense	9,985	10,709	10,751	(7%)	0%
Net income	3,611	3,442	878	5%	292%

Earnings Performance Summary

Net income for the year-ended December 31, 2011 was $3.6 million. This represents a $0.2 million or 4.9% increase compared to 2010 earnings. The increase is attributable to improvements in several areas, including a reduction in the provision for loan losses of $0.6 million; a decline in expenses related to and losses recognized on the sale of other real estate owned of $0.4 million; FDIC premium expense that was $0.3 million lower and a $0.2 million reduction in salaries and employee benefits compared to one year earlier. These improvements were partially offset by a decline in net interest income of $0.7 million and an increase in credit loss recognized on a security that is other-than-temporarily impaired of $0.1 million during the same period.

DBI recorded net income of $3.4 million in 2010. This represents an increase of $2.6 million or 292% compared to 2009 earnings. The increase in net income is primarily attributable to a decrease in the provision for loan losses of $4.3 million, as well as an increase in non-interest income of $0.2 million. Total interest income in 2010 decreased by $1.7 million or 8% from 2009, while total interest expense in 2010 fell by $1.6 million or 24% from 2009. This resulted in a decrease of $0.1 million in net interest income for the year ended December 31, 2010, compared to one year earlier.

On a per share basis, net income was $30.37 in 2011 compared to $28.94 in 2010 and $7.38 in 2009. Return on average assets for DBI was 0.88% in 2011, 0.85% in 2010 and 0.22% in 2009. Return on average equity in 2011 was 6.7% compared to 6.7% and 1.7% in 2010 and 2009, respectively.

Income Taxes

DBI recorded a combined federal and state income tax provision of $1.6 million during 2011, $1.2 million in 2010 and a tax benefit of $0.7 million in 2009. These reflect an effective income tax rate of 31%, 26% and (295%) in 2011, 2010 and 2009 respectively. The fact that the effective income tax rates are lower than the federal tax rate is primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income.

Management's Discussion and Analysis

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

	2011			2010			2009
(In thousands)	Average	Income	Average	Average	Income	Average	Average	Income	Average
	Daily	and	Yield or	Daily	and	Yield or	Daily	and	Yield or
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$297,568	$15,624	5.25%	$301,339	$16,907	5.61%	$299,369	$17,748	5.93%
Investment securities: (3)
Taxable securities	46,767	1,124	2.40%	37,455	1,033	2.76%	34,150	1,569	4.59%
Nontaxable securities (2)	20,380	1,539	7.55%	28,721	2,269	7.90%	34,888	2,737	7.85%
Federal funds sold	12,037	18	0.15%	4,017	10	0.25%	3,573	10	0.28%
Other investments	11,450	113	0.99%	2,835	76	2.68%	5,014	52	1.03%
Total earning assets	$388,202	$18,418	4.74%	$374,367	$20,295	5.42%	$376,994	$22,116	5.87%
Noninterest-earning assets:
Cash and due from
banks	$8,461			$11,339			$9,520
Allowance for credit
losses	(6,654)			(6,570)			(6,587)
Premises and equipment	7,212			7,415			7,704
Other assets	12,613			17,532			10,609
TOTAL ASSETS	$409,834			$404,083			$398,240

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
NOW accounts	$20,525	$39	0.19%	$19,341	$39	0.20%	$17,548	$53	0.30%
Savings accounts	20,837	66	0.32%	17,671	46	0.26%	17,215	51	0.30%
Money market accounts	121,788	909	0.75%	110,211	998	0.91%	92,509	1,009	1.09%
Time deposits	113,218	1,976	1.75%	123,655	2,689	2.17%	135,402	3,958	2.92%
Short-term borrowing	13,185	107	0.81%	18,696	162	0.87%	19,261	201	1.04%
Long-term debt	29,432	1,006	3.42%	27,937	1,052	3.77%	32,176	1,286	4.00%
Total interest-
bearing liabilities	$318,985	$4,103	1.29%	$317,511	$4,986	1.57%	$314,111	$6,558	2.09%

Non-interest-bearing liabilities and stockholders' equity:
Demand deposits	$35,332			$32,788			$30,384
Other liabilities	1,253			1,866			2,063
Stockholders' equity	54,264			51,918			51,682
TOTAL LIABILITIES
AND STOCKHOLDERS'
EQUITY $000,000	$409,834			$404,083			$398,240
Net interest income
and rate spread		$14,315	3.45%		$15,309	3.85%		$15,558	3.78%

Net yield on interest
earning assets			3.69%			4.09%			4.13%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

(3) Securities are shown at amortized cost.

Management's Discussion and Analysis

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

26429:
	Years Ended December 31,
	2011			2010
	Increase (Decrease)			Increase (Decrease)
	Due to Change In			Due to Change In
$(000)s	Average	Average	Total	Average	Average	Total
	Balance	Rate	Change	Balance	Rate	Change
Interest income:
Loans (1)	($211)	($1,071)	($1,282)	$117	($959)	($842)
Taxable securities	257	(166)	91	152	(688)	(536)
Nontaxable securities (1)	(659)	(71)	(730)	(484)	16	(468)
Federal funds sold	19	(11)	8	1	(1)	0
Other investments	236	(200)	36	(23)	48	25
Total interest income	($358)	($1,519)	($1,877)	($237)	($1,584)	($1,821)
Interest expense:
NOW accounts	$2	($2)	$0	$5	($20)	($15)
Savings accounts	8	10	18	1	(5)	(4)
Money market accounts	105	(193)	(88)	193	(204)	(11)
Certificates and other time deposits	(227)	(486)	(713)	(343)	(925)	(1,268)
Other borrowed funds	(104)	5	(99)	(139)	(135)	(274)
Total interest expense	($216)	($666)	($882)	($283)	($1,289)	($1,572)
Net interest income	($142)	($853)	($995)	$46	($295)	($249)

(1) Shown on a fully taxable equivalent basis assuming a federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a tax-equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had been income subject to tax at a 34% tax rate) and therefore differs from the amount reported in the consolidated statements of income.

Net interest income on a tax-equivalent basis decreased $1.0 million or 6.5% between 2011 and 2010. The decline is primarily a result of a $1.9 million reduction in interest income. Of this reduction, $1.5 million was due to the decline in average yield on earning assets during 2011 and $0.4 million was attributed to a shift in average balances between asset categories. This resulted in a 68 basis point decline in the tax-equivalent yield on earning assets to 4.74% in 2011 from 5.42% in 2010. The tax-equivalent cost of funds on interest-bearing liabilities declined 28 basis points primarily due to a 42 basis point decline in rates paid on time deposits. Net interest spread is the difference between the average yield on assets and the average rate incurred on liabilities. The improvement in the cost of funds during 2011 partially offset the increase in the yield on earning assets to result in a 40 basis point decline in the net interest spread to 3.45% in 2011 from 3.85% in 2010.

Net interest income on a tax-equivalent basis decreased $0.2 million or 2% between 2010 and 2009. The decline is the result of an increase in the average balance of interest-bearing liabilities of $3.4 million and a decrease in the average balance of interest-earning assets of $2.6 million. Despite the decline in the net interest income, the net interest spread increased 7 basis points. The increase was mostly attributable to a lower overall cost of funds, which declined 52 basis points from 2.09% in 2009 to 1.57% in 2010. This improvement was primarily due to a decline in certificates of deposit rates of 75 basis points from the prior year. This was partially offset by a decline in the yield earned on assets which fell 45 basis points. The tax-equivalent net interest spread was 3.85% during 2010 compared to 3.78% during 2009.

Management's Discussion and Analysis

Noninterest Income

The following table sets forth certain items of noninterest income:

				Percent
$(000)s)				Increase (Decrease)
Noninterest income:	2011	2010	2009	2011/10	2010/09
Service fees and commissions	$877	$906	$895	(3%)	1%
Investment security gains	32	68	38	(53)	79
Loan sale gains	343	300	285	14	5
Bank owned life insurance	265	264	269	0	(2)
Other	506	546	388	(7)	41
Total noninterest income	$2,023	$2,084	$1,875	(3%)	11%

During 2011, DBI posted noninterest income of $2.0 million, a decline of $0.1 million or 2.9% from 2010. This is due in large part to a decline in rental income on other real estate, which is reported in other noninterest income, of $0.1 million or 52.8% in 2011 from that recognized in 2010. Most of the properties that provided rental income during 2010 were sold, including the property held by DBI Properties that was sold at the end of 2010. Investment security gains were $31,953 during 2011 which was 53.1% lower than gains recorded in 2010. Service fees and commissions fell $28,428 or 3.1% to $877,338 due to a reduction in overdraft fees of $30,851 from the prior year. These declines were partially offset by an increase in loan sale gains of $42,538 or 14.2% during 2011 over 2010 along with an increase in rental income received on the lease of office space at the Wrightstown branch of $46,362 compared to the prior year.

Noninterest income in 2010 was $2.1 million, an increase of $0.2 million or 11% over 2009. The increase is due to improvements in several areas. Rental income on other real estate properties increased $0.1 million or 77% in 2010 over income posted in 2009 due to rents received on the property held by DBI's real estate subsidiary during most of 2010. Rental income received on the lease of excess office space at the Wrightstown branch resulted in an increase of $45,896 or 414% for the year-ended December 31, 2010 compared to one year earlier. ATM and VISA surcharge income was 20% higher, totaling $0.3 million in 2010 compared to $0.2 million in 2009. Investment securities gains of $68,156 were recognized during 2010, an increase of 79% over the gains in 2009. The securities sales were executed in an effort to increase the credit quality of DBI's investment portfolio.

Other-than-Temporary Impairment Losses

In April 2009, the FASB issued guidance under Topic 320, "Investments - Debt and Equity Securities" to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments ("OTTI") on debt and equity securities in the financial statements. Under Topic 320, if the determination is made that there is OTTI and that a credit loss exists but the entity does not intend to sell the debt security, and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, the presentation and amount of the OTTI recognized in the statement of earnings is changed. Only the portion related to the credit loss is recognized in the statement of earnings and the impairment related to all other factors is recognized in other comprehensive income.

Two corporate-issued mortgage-backed securities analyzed for OTTI were determined to be other-than-temporarily impaired during 2009. A portion of the unrealized loss was found to be related to credit loss. As such, $0.3 million was written off through the income statement in 2009. Ongoing quarterly analysis on these securities has resulted in additional credit losses due to changes and further deterioration in the housing market since the original analysis. Additional losses of $0.1 million and $0.2 million were recognized through the income statement during 2010 and 2011, respectively, on one of the two securities. Total OTTI credit losses posted to the income statement to-date are $0.6 million. Additional details on the analysis that was performed on these securities can be found in Note 3 - Investment Securities.

Management's Discussion and Analysis

Noninterest Expense

Total noninterest expense declined $0.8 million or 7.6% to $9.8 million in 2011 compared to $10.6 million in 2010. Other real estate-related expenses declined $0.4 million during 2011 compared to 2010. FDIC premium expense was $0.3 million or 41.5% lower during the current year than one year prior. In addition to these improvements in noninterest expense, salaries and employee benefits declined $0.2 million to $6.0 million in 2011 compared to $6.2 million in 2010.

The following table sets forth certain items of noninterest expense:

				Percent
$(000)s				Increase (Decrease)
Noninterest expense:	2011	2010	2009	2011/10	2010/09
Salaries and employee benefits	$6,006	$6,232	$6,049	(4%)	3%
Occupancy expenses	932	1,022	1,128	(9)	(9)
Data processing expenses	817	676	670	21	1
(Gain) loss on sale of ORE	(9)	126	29	(107)	334
Other real estate expenses	203	457	472	(56)	(3)
Professional fees	365	364	331	0	10
FDIC insurance	380	649	617	(41)	5
Amortization of intangibles	192	192	192	0	0
Printing and supplies expenses	128	130	167	(2)	(22)
Directors and committee fees	154	140	132	10	6
Marketing expenses	127	103	112	23	(8)
Other operating expenses	485	498	539	(3)	(8)
Total noninterest expense	$9,780	$10,589	$10,438	(8%)	1%

Expenses related to operating other real estate properties and the loss on the sale of such properties were $0.4 million or 66.8% lower in 2011 than those expenses reported during 2010. Reductions in real estate tax and legal expense were the primary factors in the $0.3 million improvement in the operating expenses related to other real estate owned during 2011. Loss on sale of other real estate was $0.1 million lower due to a modest net gain on sales of $9,467 posted during the year-ended December 31, 2011 compared to losses of $126,289 recognized one year prior.

Lower FDIC insurance premiums resulted from a new premium structure implemented by the FDIC effective April 1, 2011. As such, expenses related to the premiums declined $0.3 million or 41.5% from $0.7 million in 2010 to $0.4 million during the current year.

Salaries and employee benefits decreased by $0.2 million or 3.6% to $6.0 million in 2011 compared to $6.2 million in 2010. This reduction is due, in part, to a decline in the number of full-time equivalent employees from 87 in 2010 to 83 in 2011. In addition, there was a reduction to the bonus accrual in 2011 due to a modest over-accrual for 2010 bonuses that were paid out during the first quarter of 2011.

Occupancy expenses fell by $0.1 million or 8.8% for the year-ended December 31, 2011 to $0.9 million from $1.0 million recorded in the prior year. This decline is primarily attributable to lower depreciation expense given the minimal additions to fixed assets during 2011. The declining trend in depreciation expense is not likely to continue in the next year, however, given a remodeling project that is currently in the planning phase for the Denmark office. The purpose of the project is to create a more efficient work area and to relocate some sales staff to that office in order to maximize customer interaction with bank personnel. This will also allow for the potential to realize rental income from office space that will open up due to the relocation of the sales staff.

Total noninterest expense was $10.6 million, an increase of $0.2 million or 1.0% in 2010 from $10.4 million in 2009. Salaries and employee benefits increased 3.0% or $0.2 million over expenses recorded in 2009. Net losses recorded on sales or write-downs of other real estate properties acquired through foreclosure increased $0.1 million compared to 2009. Occupancy expenses declined by 9.4% or $0.1 million for the year-ended December 31, 2010 from $1.1 million recorded one year prior.

Management's Discussion and Analysis

Salaries and employee benefits expense increased $0.2 million or 3.0% in 2010. The increase was primarily attributable to an accrual of $0.4 million during 2010 for incentives while there were no incentives accrued during 2009, as well as an increase of $0.1 million in deferred compensation for plans that were established in 2010. These increased expenses were partially offset by a decline of $0.2 million or 19.3% in health and life insurance expenses during 2010 resulting from a 50% decrease in the amount of life insurance provided to employees, the introduction of a high deductible health plan with lower premiums, the reduced number of employees covered under the plans and a provider rebate received during 2010 that was not received in 2009. The number of full-time equivalent employees declined from 96 in 2009 to 87 in 2010.

Net losses recorded on sales or write-downs of other real estate properties increased $0.1 million in 2010 compared to the prior year. This is primarily due to write-downs taken on three properties in 2010 subsequent to the properties being moved into other real estate due to further deterioration in the market.

Occupancy expenses decreased by $0.1 million or 9.4% in 2010 primarily as a result of lower depreciation expense in 2010 versus 2009.

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

				Percentage
				Increase (Decrease)
$(000)s	2011	2010	2009	2011/10	2010/09
Cash and due from banks	$21,906	$16,918	$17,426	29%	(3%)
Federal funds sold	20,187	18,321	3,500	10	423
Investment securities	67,611	63,050	67,115	7	(6)
Loans	297,832	299,355	296,633	(1)	1
Allowance for credit losses	(6,578)	(6,864)	(6,226)	(4)	10
Total assets	425,986	420,315	408,357	1	3
Deposits	327,793	320,499	306,478	2	5
Other borrowed funds	40,041	43,588	48,821	(8)	(11)
Stockholders' equity	56,023	53,926	51,104	4	6

Loans

Loans secured by agricultural real estate totaled $78.8 million and represented DBI's largest single category of loans at the end of 2011. At December 31, 2011, $106.4 million or 35.7% of outstanding loans were deemed "agricultural-related," constituting the highest industrial concentration in the portfolio. This is an increase of $9.9 million or 10.3% over year-end 2010 balances of $96.5 million. USDA guaranteed loans purchased during 2011 account for $2.8 million of the increase in agricultural-related loans and a new customer relationship formed during the current year resulted in an increase of approximately $1.6 million in agricultural real estate loans and $1.3 million in loans secured by farm assets.

Loans secured by residential mortgages declined $5.3 million or 6.8% to $72.7 million during 2011 compared to $78.0 million at December 31, 2010. The residential mortgages are substantially all fixed rate loans with original terms of three, five and ten years. At the end of the original term, the notes are renewed, subject to updated credit and collateral valuation information. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. DBI offers a Hometown Mortgage product to consumers and held $22.6 million of 10-year fixed rate mortgages yielding 5.31% at year-end 2011. These loans will be held in the portfolio and require amortization over 30 years and balloon payment at the end of the 10-year term. During 2011, $23.9 million of residential mortgages were sold on the secondary market. Of those mortgages sold, $4.5 million were existing in-house real estate mortgages that were refinanced, which accounts for a significant portion of the decline in residential mortgages during 2011.

Commercial loans declined $7.2 million or 17.1% as of December 31, 2011 compared to one year prior. The decrease in commercial loans can be attributed to a $3.0 million credit that paid off during 2011, as well as a decline of $3.4 million in draws against two large commercial lines of credit.

Management's Discussion and Analysis

The following table sets forth major categories of loans (excluding loans held for sale) by primary collateral at the end of the last five years:
	December 31,
$(000)s	2011		2010		2009	2008	2007
Real estate:
Residential	$72,656	24.4%	$77,984	26.0%	$86,975	$93,693	$95,108
Commercial	60,865	20.4%	58,304	19.5%	58,242	53,828	59,169
Agricultural	78,768	26.5%	71,782	24.0%	54,661	47,405	43,445
Construction	11,655	3.9%	12,793	4.3%	15,737	20,200	22,723
Subtotal real estate loans	$223,944	75.2%	$220,863	73.8%	$215,615	$215,126	$220,445
Commercial	$35,178	11.8%	$42,427	14.2%	$27,310	$34,172	$33,241
Agricultural	27,661	9.3%	24,726	8.3%	42,164	41,249	39,582
Consumer and other	11,049	3.7%	11,339	3.7%	11,544	10,234	9,368
TOTAL	$297,832	100.0%	$299,355	100.0%	$296,633	$300,781	$302,636

The majority of DBI's unsecured loans comprise credit card advances, which aggregated $0.5 million or 0.18% of total loans outstanding, personal reserve overdraft protection accounts, which totaled $0.3 million or 0.09% of total loans outstanding and deposit account overdrafts of $0.1 million at December 31, 2011.

The following table shows nonaccrual loans by primary collateral code as of the end of each of the last five years:

	December 31,
$(000)s	2011	2010	2009	2008	2007
Secured by real estate:
Residential	$2,195	$2,042	$4,001	$3,063	$3,246
Agricultural	0	0	95	253	366
Commercial	2,299	5,673	3,167	3,131	3,320
Construction	3,364	402	4,776	8,788	452
Subtotal real estate loans	$7,858	$8,117	$12,039	$15,235	$7,384
Secured by commercial assets	563	227	669	252	462
Secured by agricultural assets	0	116	13	0	12
Secured by other assets	235	173	32	32	46
TOTAL	$8,656	$8,633	$12,753	$15,519	$7,904

Nonaccrual loans remained relatively stable when comparing balances at December 31, 2011 with one year prior. Loans secured by real estate comprise 90.8% or $7.9 million of total nonaccrual loans at year-end 2011. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. Commercial real estate loans that are on nonaccrual declined $3.4 million or 59.5% during the current year while construction-related nonaccrual loans increased $3.0 million during this same period. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no loans accruing that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income is thereafter recognized only when received.

Restructured loans at December 31, 2011 were $8.8 million compared to $5.9 million at year-end 2010. Restructured loans involve the granting of some concession to a borrower that is experiencing financial difficulties. A concession is considered granted when, as a result of the restructuring, all amounts due, including accrued interest at the original contract rate, are not expected to be collected. A restructure may occur in exchange for additional collateral or guarantees from the debtor. A concession could also be considered granted if the debtor does not have access to funds at a market rate for debt with similar risk characteristics as the restructured debt. This is considered to be at a below-market rate, although the lack of a market rate for debt with similar risk does not automatically indicate that the loan is a troubled debt restructuring.

Management's Discussion and Analysis

Potential problem loans totaled $38.2 million at December 31, 2011 compared to $44.1 million one year earlier. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

	Years Ended December 31,
	2011	2010	2009	2008	2007
$(000)s
Nonaccrual loans (1)	$8,656	$8,633	$12,753	$15,519	$7,904
Other real estate owned	802	864	1,700	868	2,542
Total nonperforming assets	$9,458	$9,497	$14,453	$16,387	$10,446

Troubled debt restructurings	$4,449	$4,642	$1,185	$1,410	$499

(1) Restructured loans included above	$4,343	$1,268	$1,233	$1,084	$2,411

Nonperforming loans to total loans	2.91%	2.88%	4.30%	5.16%	2.61%
Nonperforming assets to total assets	2.22%	2.26%	3.54%	3.96%	2.55%

Other real estate owned, which is included in other assets, totaled $0.8 million, $0.9 million and $1.7 million at December 31, 2011, 2010 and 2009, respectively. The other real estate owned at year-end 2011 consists of three construction-related properties valued at $0.3 million, two residential real estate properties valued at $45,900, one commercial real estate property recorded at $0.2 million and one property secured by agricultural-related real estate with an estimated value of $0.2 million. DBI acquired 14 properties during 2011 and sold 18 properties. There was a moderate net gain realized on the sale of those properties of $9,467. During 2011, DBI incurred expenses of $0.2 million associated with other real estate. This is a reduction of $0.3 million or 55.6% compared with the expenses recognized during 2010. These expenses consist primarily of real estate taxes, repairs, legal and insurance.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2011:

		Due from
	Due in One	One to	Due after
$(000)s	Year or Less	Five Years	Five Years	Total
Real estate:
Residential	$24,104	$21,153	$27,399	$72,656
Commercial	20,966	33,009	6,890	60,865
Agricultural	37,825	24,817	16,126	78,768
Construction	7,979	3,609	67	11,655
Subtotal real estate loans	90,874	82,588	50,482	223,944
Commercial	11,620	12,357	11,201	35,178
Agricultural	22,350	5,119	192	27,661
Consumer and other	3,222	7,240	587	11,049
TOTAL	$128,066	$107,304	$62,462	$297,832

See Note 13 - Related Party Transactions in the Notes to Consolidated Financial Statements for information regarding aggregate loans to related parties.

Management's Discussion and Analysis

Loans maturing in more than one year at December 31, 2011 by fixed or variable rate are as follows:

$(000)s	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$94,371	$15,340	$109,711
Other	50,807	9,248	60,055
TOTAL	$145,178	$24,588	$169,766

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for loan losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of the loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an appropriate allowance for loan losses. Impaired loans are evaluated individually to determine an allocation related to those loans. The allowance for loan losses represents management's best judgment as to prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2011, DBI's investment in impaired loans totaled $12.5 million compared to $12.4 million one year earlier. The impaired loans required a related allowance allocation of $1.6 million at year-end 2011. Impaired loans are measured at the estimated fair value of the collateral.

In 2011, DBI's provision for loan losses was $0.6 million compared to $1.2 million and $5.5 million during 2010 and 2009, respectively. Net charge-offs were $0.9 million for the year-ended December 31, 2011 compared to net charge-offs of $0.6 million and $5.6 million for the years ended 2010 and 2009, respectively. The ratio of allowance for loan losses to total loans was 2.21% at December 31, 2011 compared to 2.29% at year-end 2010. The net decrease in the allowance for 2011 was $0.3 million.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.58% at December 31, 2011 compared to 3.04% and 5.47% at December 31, 2010 and 2009, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and is subject to fluctuations in local economic conditions. DBI has a concentration of agricultural-related loans amounting to approximately 35.7% of total loans as of December 31, 2011. The factors that influence the agricultural economy are complex and difficult to predict. Management's underwriting practices takes cyclical price fluctuations into consideration. There were no agricultural-related loans more than 30 days past due (including nonaccrual loans) as of December 31, 2011. During 2011, there were net recoveries of $29,557 on loans considered agricultural-related compared to $26,782 of net recoveries during 2010. Management does not believe that the risks associated with DBI's loan portfolio have changed materially during the last three years.

Management believes its allowance for loan losses as of December 31, 2011 of $6.6 million, or 2.21%, of loans is appropriate to cover credit risks in the loan portfolio.

In 2011, DBI's ratio of charged-off loans to average loans outstanding was 0.39% compared to 0.29% and 1.98% during 2010 and 2009, respectively. During 2011, charge-offs increased $0.2 million to $1.1 million compared to charge-offs of $0.9 million that were recorded in 2010. The category of loans with the largest volume of charge-offs during 2011 was commercial real estate loans, with a total write-down of $0.5 million.

Management's Discussion and Analysis

Changes in the allowance for loan losses in each of the five most recent years were as follows:

	Years Ended December 31,
	2011	2010	2009	2008	2007

Balance - beginning of year	$6,864,497	$6,225,627	$6,355,857	$5,870,512	$5,731,674
Charge-offs:
Residential real estate	$119,585	$322,612	$1,105,430	$558,360	$165,346
Commercial real estate	539,851	367,137	2,025,388	115,063	100,000
Agricultural real estate	0	475	18,448	0	0
Construction and land development	225,007	38,389	2,458,209	105,476	246,594
Commercial loans	252,263	59,417	233,575	175,724	316,147
Agricultural loans	0	0	0	11,269	0
Credit cards and related plans	14,129	37,459	38,014	15,895	25,054
Other consumer	5,519	35,790	60,213	20,237	19,390
	$1,156,354	$861,279	$5,939,277	$1,002,024	$872,531

Recoveries:
Residential real estate	$127,639	$37,018	$82,418	$26,148	$29,321
Commercial real estate	30,437	9,781	98,046	384	60,604
Agricultural real estate	29,557	19,122	28,123	0	4,431
Construction and land development	25,000	71,437	38,534	420,000	0
Commercial loans	51,570	99,625	268	573	7,931
Agricultural loans	0	8,135	7,012	30,436	0
Credit cards and related plans	1,541	3,181	1,179	3,546	2,373
Other consumer	4,200	11,850	52,967	6,282	3,709
	$269,944	$260,149	$308,547	$487,369	$108,369

Net charge-offs	$886,410	$601,130	$5,630,730	$514,655	$764,162

Provision charged to operations	$600,000	$1,240,000	$5,500,500	$1,000,000	$903,000

Balance - end of year	$6,578,087	$6,864,497	$6,225,627	$6,355,857	$5,870,512

Ratio of net charge-offs during the year to
average loans outstanding during the year	0.30%	0.20%	1.88%	0.17%	0.25%

Ratio of allowance for credit losses to
total loans at the end of year	2.21%	2.29%	2.10%	2.11%	1.94%

Management's Discussion and Analysis

The following tables show a breakdown of the allocation of allowance for loan losses by loan category for each of the five most recent years as well as provides the percentage of loans within those categories in relation to total loans.

	As of December 31,
$(000)s	2011	2010	2009	2008	2007
Residential real estate	$1,132	$1,429	$1,748	$1,275	$1,104
Commercial real estate	2,858	2,849	2,221	2,330	1,185
Agricultural real estate	198	204	67	121	219
Construction and land development	1,163	880	1,319	1,239	328
Commercial	202	278	310	836	1,683
Agricultural	263	347	150	446	707
Consumer	150	160	59	109	224
Unallocated	612	718	352	0	421
Total	$6,578	$6,865	$6,226	$6,356	$5,871

	As of December 31,
	2011	2010	2009	2008	2007
Residential real estate	24.4%	26.0%	29.3%	31.2%	31.4%
Commercial real estate	20.4%	19.5%	19.7%	17.9%	19.6%
Agricultural real estate	26.5%	24.0%	18.4%	15.7%	14.3%
Construction and land development	3.9%	4.3%	5.3%	6.7%	7.5%
Commercial	11.8%	14.2%	9.2%	11.4%	11.0%
Agricultural	9.3%	8.3%	14.2%	13.7%	13.1%
Consumer	3.7%	3.7%	3.9%	3.4%	3.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Deposits

At December 31, 2011, total deposits were $327.8 million, an increase of $7.3 million or 2.3% compared to year-end 2010. Money market accounts increased $17.5 million or 15.4% over year-end 2010. The average cost of funds for money market accounts was 0.75% in 2011 compared to 0.91% during 2010. Non-interest bearing deposits increased $9.5 million or 25.0% at December 31, 2011 compared to one year earlier. Savings account balances were $1.5 million or 7.4% higher over the prior year-end. Certificates of deposit balances declined $13.4 million or 11.2% in 2011 compared to year-end 2010. The average cost of funds for certificates of deposits was 1.75% compared to 2.17% one year earlier. NOW account balances fell 25.8% or $7.8 million during 2011 to $22.3 million as of December 31, 2011.

The following table shows, as of December 31, 2011, the maturities of time certificates of deposit in amounts of $100,000 or more:
$(000)s	Certificates of Deposit
Three months or less	$3,872
Over three months through six months	1,609
Over six months through twelve months	4,775
Over twelve months	21,174
Total	$31,430

Management's Discussion and Analysis

The following table shows the average balance and rate paid on deposits for each of the three most recent fiscal years:

	2011		2010		2009
	Average		Average		Average
$(000)s	Balance	Rate	Balance	Rate	Balance	Rate
Non-interest bearing accounts	$ 35,242	0.00%	$ 32,730	0.00%	$ 30,384	0.00%
NOW accounts	20,525	0.19%	19,342	0.20%	17,548	0.30%
Savings accounts	20,837	0.32%	17,671	0.26%	17,215	0.30%
Money market accounts	121,879	0.75%	110,269	0.91%	92,509	1.09%
Certificates of deposit	113,218	1.75%	123,655	2.17%	135,402	2.92%
	$ 311,701		$ 303,667		$ 293,058

The following table sets forth the deposits as of the end of the three most recent fiscal years and period-to-period percentage increases (decreases):

				Percent
				Increase (Decrease)
$(000)s	2011	2010	2009	2011/10	2010/09
Non-interest bearing accounts	$47,470	$37,966	$37,052	25%	3%
NOW accounts	22,278	30,034	20,494	(26)	47
Savings accounts	21,129	19,676	17,137	7	15
Money market accounts	130,959	113,472	99,421	15	14
Certificates of deposit	105,957	119,352	132,374	(11)	(10)
Total deposits	$327,793	$320,500	$306,478	2%	5%

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of ten years or less while purchases of securities issued by states and local municipalities generally have maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

Investment balances in various categories at the end of the last three years were as follows:

	December 31,
	2011		2010		2009
	Amortized	Fair	Amortized	Fair	Amortized	Fair
$(000)s	Cost	Value	Cost	Value	Cost	Value
U.S. government-sponsored agencies	$3,500	$3,517	$0	$0	$3,999	$4,002
U.S. government-sponsored agency MBS	31,729	32,227	20,854	21,066	9,682	9,779
State and local governments	24,629	25,468	30,524	30,906	34,687	35,944
Residential mortgage-backed securities	8,538	6,399	12,742	11,078	21,591	18,567
TOTAL	$68,396	$67,611	$64,120	$63,050	$69,959	$68,292

Securities available-for-sale and held-to-maturity are combined for 2009 in the table presented above.

During 2009 three mortgage-backed-securities secured by non-traditional loan types were downgraded. Two of the three securities were found to have credit losses based on an analysis by a third party that indicated a portion of the unrealized

Management's Discussion and Analysis

losses is due to an expected cash flow shortfall. As such, these securities were determined to be OTTI. A quarterly analysis is performed by the third party. Since 2009, DBI has recognized a total of $0.6 million of credit losses through the income statement, including $0.2 million that was recorded during 2011. DBI will continue to closely monitor the performance of these securities. Note 3 - Investment Securities contains additional detail on the evaluation process.

The following table shows the maturities of investment securities at December 31, 2011, and the weighted average yields of such securities:

	U.S. Government		Mortgage-Backed		State and Municipal
	Agency Securities		and Other Securities		Securities		Total Securities
	Amortized		Amortized		Amortized		Amortized
$(000)s	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield
Due in one year or less	$0	0.00%	$1,415	2.28%	$781	4.16%	$2,196	2.95%
Due from one to five years	500	2.00%	32,960	2.44%	4,151	7.02%	37,611	2.94%
Due from five to ten years	2,000	1.00%	4,182	1.35%	12,559	6.00%	18,741	4.43%
Due after ten years	1,000	2.00%	1,711	0.85%	7,137	6.89%	9,848	5.34%
TOTAL	$3,500	1.43%	$40,268	2.25%	$24,628	5.45%	$68,396	3.69%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a federal income tax of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities.

Other Borrowed Funds

At December 31, 2011, total borrowings declined $3.5 million or 8.1% compared to the previous year-end. DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has asset-liability and interest rate guidelines in place that determine in part whether borrowings will be short-term or long-term in nature. At December 31, 2011, DBI had $90.5 million of established credit lines with $50.4 million in availability. Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

During 2011, borrowings from the FHLB declined from $23.2 million as of year-end 2010 to $21.7 million. FHLB advances and notes payable to banks consist of secured borrowings under existing lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2011, DACC had established lines of credit of $30.0 million, of which $11.6 million was drawn in the form of short-term notes payable and $6.8 million in long-term notes payable.

During 2011, DBI paid off its advance of $1.0 million that was outstanding against its $6.0 million line of credit as of the prior year-end. This advance was used to fund the transfer of a foreclosed property valued at $1.0 million to DBI Properties, Inc., as of December 30, 2009. The property was sold in December 2011 and the advance was repaid. There were no draws made against the line of credit during 2011.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,
$(000)s	2011	2010	2009
Short-term borrowings:
Notes payable to banks	$11,559	$13,888	$17,971

Long-term debt:
Federal Home Loan Bank advances	21,650	23,200	26,600
Other long-term debt	6,832	6,499	4,250
Total long-term debt	28,482	29,699	30,850
Total other borrowed funds	$40,041	$43,587	$48,821

Management's Discussion and Analysis

	December 31,
$(000)s	2011	2010	2009

Short-term borrowings:
Average amounts outstanding during the year	$12,110	$17,608	$19,255
Average interest rates on amounts outstanding during the year	0.89%	0.92%	1.04%
Weighted average interest rate at year end	0.53%	0.89%	1.43%
Maximum month-end amounts outstanding	$12,813	$20,982	$22,163

Capital Resources

Stockholders' equity at December 31, 2011, increased 3.9% to $56.0 million or $471 per share, compared to $53.9 million or $453 per share one year ago. Cash dividends of $14.50 per share were declared in 2011, 2010 and 2009. The dividend payout ratio (dividends declared as a percentage of net income) was 48%, 50% and 196% in 2011, 2010 and 2009, respectively.

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies ("BHC") with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated BHCs must meet a minimum leverage ratio of at least 3%, while lower rated BHCs must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

The table below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

	Ratios as of December 31,			Regulatory
	2011	2010	2009	Minimums
Equity as a % of assets	13.2%	12.8%	12.5%	N/A
Core capital as a % of average assets	13.7%	13.5%	13.2%	4.0%
Core capital as a % of risk-based assets	18.3%	17.0%	16.6%	4.0%
Total capital as a % of risk-based assets	19.6%	18.3%	17.9%	8.0%

While technically not subject to regulatory capital minimums because its total assets did not exceed $500 million at December 31, 2011, DBI's core and risk-based capital ratios are well above regulatory minimums.

The payment of future dividends by DBI is subject to the discretion of its Board of Directors and will depend on many factors, including DBI's operating results, financial condition and capital position. The ability of DBI to pay dividends on its common stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the WDFI, which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provisions have been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payments of dividends in some circumstances may require the written consent of the WDFI. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contain information concerning capital ratios of DSB.

Management believes 2012 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. During 2011, DBI received dividends of $1.8 million from DSB and $0.3 million from DACC. DACC had net income of $0.7 million, $0.6 million and $0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2011, was 31.2%.

During 2012, management estimates that there will be capital expenditures of between $0.3 and $0.4 million for a remodeling project planned in the Denmark office. As previously discussed, the purpose of this project is to create a more efficient work area that maximizes customer interaction with bank personnel.

Management's Discussion and Analysis

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. DBI has a Contingency Funding Plan that, among other things, identifies asset and liability sources of liquidity, sets limits expressed as a percentage of total assets on wholesale funding reliance, identifies and assigns responsibilities to a liquidity crisis team consisting of senior management, defines short-term and long-term crisis events, requires stress testing at three levels up to twenty percent of deposits and requires quarterly monitoring and reporting.

Management measures and monitors liquidity on a monthly basis and reports liquidity ratios to the Board of Directors at least quarterly. These ratios and measurements include loans-to-assets ratio, loans-to-deposits ratio, investments-to-assets ratio, liquidity ratio, liquidity coverage ratio and available lines of credit on established borrowings. The liquidity coverage ratio represents a stressed measurement of liquidity and is calculated by dividing high quality liquid assets by the net of total cash outflows less total inflows. DBI utilizes a third party asset-liability model to project cash flows of investments, loans, deposits and borrowings.

Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2011, net cash provided by operating activities amounted to $8.5 million, the proceeds from the maturity or sale of securities of $26.8 million and an increase in deposit balances of $7.3 million, as shown in the consolidated statements of cash flows, provided the major sources of funding. Securities purchases of $31.6 million, the $3.5 million net reduction in borrowings and the payment of $1.7 million in dividends were the major uses of cash during 2011.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available for sale and federal funds sold. DSB also has the ability to borrow approximately $10.0 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan-to-deposit ratio. The net loan-to-deposit ratio of DSB was 87%, 84% and 86% at December 31, 2011, 2010 and 2009, respectively. A high net loan-to-deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan-to-deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the FHLB. As of December 31, 2011, the amount owed to the FHLB was $21.7 million. The borrowings are secured by residential mortgages. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $13.0 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market. In 1999, a $20.0 million line of credit was established with the Federal Reserve Bank. To date, DSB has not borrowed against this line. Other sources of liquidity consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2011, DACC has unused lines of credit of $11.6 million and the parent company has an available line of credit of $6.0 million. See Note 12 - Commitments and Credit Risk in the Notes to the Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. Management believes DBI's liquidity position as of December 31, 2011, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

As of December 31, 2011, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12.

Management's Discussion and Analysis

Interest Sensitivity

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities at December 31, 2011:

$(000)s	0 to 6	7 to 12	1 to 2	Over 2
	Months	Months	Years	Years
Loans	$75,922	$53,836	$33,460	$134,614
Investment securities	1,115	1,097	11,173	54,226
Federal funds sold	20,187	0	0	0
Other	3,602	0	0	803
Total earning assets	$100,826	$54,933	$44,633	$189,643
Interest-bearing deposits	$197,921	$20,469	$32,665	$29,268
Other borrowed funds	12,959	4,000	2,400	20,682
Total interest-bearing liabilities	$210,880	$24,469	$35,065	$49,950
Rate sensitivity gap	($110,054)	$30,464	$9,568	$139,693
Cumulative rate sensitivity gap	($110,054)	($79,590)	($70,022)	$69,671
Cumulative ratio of rate sensitive
assets to rate sensitive liabilities	47.81%	66.18%	74.11%	121.75%
Ratio of cumulative gap to
average earning assets	-28.35%	-20.50%	-18.04%	17.95%

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months. The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

EMPLOYEES OF DENMARK STATE BANK

Denmark

Tiffany L. Allen

Kimberly J. Andre

Debra K. Ausloos

Michael A. Backaus

Samantha M. Behnke

Carol M. Behringer

Christina M. Bienapfl

Melissa S. Brandes

Mary B. Buresh

Sheena M. Craanen

Terese M. Deprey

Hilaria A. Dose

Mary J. Doucha

Lynnette E. Duckett

Donna P. Emmer

Beverly J. Evenson

Jill S. Feiler

Sara L. Fels

Bonita M. Gauger

Patricia A. Gremore

Sara J. Halfmann

Dennis J. Heim

Kristine C. Hernandez

Kevin W. Johnsrud

Donna J. Kafka

David L. Kappelman

Melissa M. Kersten

Rita A. Killingbeck

Betty A. Kittell

Ellen M. Klarkowski

Kim M. Kohn

Ann M. Kozlovsky

Lawrence J. Kozlovsky

Evonne J. Kreft

Carl T. Laveck

Lynda A. Leanna

Lonnie A. Loritz

Stacy L. Magnuson

Rachel J. Markvart

Sandra R. Miller

Shawn E. Mueller

Denmark

Kristina L. Nelsen

Stephanie M. Nemetz

Tamara A. O'Brien

John P. Olsen

Tobias H. Olsen

Anna M. Pearson

Stephen N. Peplinski

Tammy A. Pribyl

Charles J. Rabitz

Bonnie L. Reindl

Linda M. Rentmeester

Sarah J. Schley

Kenneth J. Schneider

Cynthia L. Shimon

Lori A. Sisel

Joanna B. Strzyzewski

Jeanne M. Swagel

Deanna L. Tilot

Jeffrey G. Vandenplas

Allison J. Van Groll

Leroy M. Verkuilen

Cynthia M. Winiecki

Jeanne L. Wolf

Bellevue

Mary A. Bauer

Molly J. Carriveau

Joan M. DeGrand

Jodi G. Havlovitz

Amy R. Hertel

Tiffany A. Jensen

Ryan M. Johanek

Nancy A. Koch

Chad R. Kofler

Mary E. Kropp

Katherine A. Pelnar

Kendra J. Simon

Brittney M. Tollar

Maribel

Edwin R. Duckart

Debbie A. Grenier

Linda M. Kuik

Tami J. Pelischek

Reedsville

Linda L. Beyer

Sara J. Ebert

Joan C. Popp

Darlene F. Schmieder

Gail S. Wegner

Whitelaw

Debra J. Habeck

Deborah L. Kopidlansky

Richard J. Schmieder

Bonnie M. Vogel

Kristine Weber

Wrightstown

Polly L. Novitski

Nicole A. Riddle

Mary K. Vanden Wymelenberg

60 Directors of Denmark Bancshares, Inc.	Officers of DBI and DSB

Janet L. Bonkowski

Public Relations Manager

Schneider National, Inc.

Director of Denmark State Bank

Thomas N. Hartman

President

Hartman's Towne and Country Greenhouse, Inc.

Director of Denmark State Bank

Michael L. Heim

President

Heim Trucking Company

Director of Denmark State Bank

Kenneth A. Larsen, Sr.*

Sole Member, K.A. Larsen Consulting, LLC

Director and Chairman of the Board of Denmark State Bank

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

Executive Vice President and Chief Credit Officer of Denmark State Bank

Dennis J. Heim*

Vice President and CFO of Denmark Bancshares, Inc.

Sr. Vice President and CFO of Denmark State Bank

Kimberly J. Andre*

Assistant Vice President and Controller

Denmark State Bank

David L. Kappelman*

Vice President

Denmark State Bank

Lonnie A. Loritz*

Vice President and Secretary

Denmark State Bank

Jeffrey G. Vandenplas*

Vice President

Denmark State Bank

* Executive Officer

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

Historically, trading in shares of DBI's common stock has been limited. DBI's common stock is quoted on the Pink Sheets (Trading symbol: DMKB.PK). Pink Sheet quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. The following table shows high and low sales prices for DBI common stock and cash dividends paid for the past two years:

	Book Value	Market
	End of Quarter	Value (1)		Dividends
2010		High	Low	(2)
1st Quarter	$440	$450	$400	$7.25
2nd Quarter	441	375	375
3rd Quarter	452	400	370	7.25
4th Quarter	453	450	400

2011
1st Quarter	$460	$450	$430	$7.25
2nd Quarter	463	440	420
3rd Quarter	471	425	420	7.25
4th Quarter	471	425	420

1) The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future.

2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of February 20, 2012 DBI had 1,635 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)	For the Quarter Ended
2010	March 31	June 30	September 30	December 31
Interest income	$4,890	$4,930	$4,902	$4,773
Interest expense	1,345	1,275	1,230	1,136
Provision for credit losses	400	330	310	200
Net income	795	840	906	901
Net income per share	6.68	7.07	7.62	7.57

2011
Interest income	$4,619	$4,512	$4,406	$4,340
Interest expense	1,103	1,052	1,003	946
Provision for credit losses	150	150	150	150
Net income	913	868	848	982
Net income per share	7.68	7.30	7.13	8.26